FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

	2004 Annual General Shareholders’ Meeting of Telefónica, S.A.	364
1.	Calling and Agenda of the Annual General Shareholders’ Meeting	2
2.	Proposals to be submitted for the approval of the Annual General Shareholders’ Meeting

• Complete text of proposals of resolutions.

• Annex I: Account Auditor’s report, Annual Accounts and Management Report of “Telefonica, S.A.”, all for the 2003 financial year.

• Annex II: Account Auditor’s report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the 2003 financial year.

• Annex III: Regulations of the General Shareholders’ Meeting of “Telefónica, S.A.”
		4 7 100 259

TELEFÓNICA, S.A.

Annual General Shareholders’ Meeting

The Board of Directors of “Telefónica, S.A.” (the Company) has resolved to CALL the Annual General Shareholders’ Meeting of the Company, to be held in Madrid on April 29th, 2004 at 12:00 a.m. on first call at Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, s/nº., and on April 30th, 2004 at 12:00 a.m. on second call in the same place, if necessary legal quorum is not reached on first call.

The purpose of this call is to submit to the consideration and approval of the Annual General Shareholders’ Meeting, the items stated in the Agenda below.

AGENDA

I. Examination and approval, if applicable, of the Annual Accounts and Management Report of "Telefónica, S.A." and its Consolidated Group of Companies, as well as the proposal for the application of the results of “Telefónica, S.A.”, and that of the management of the Company’s Board of Directors, all for the 2003 financial year.

II. Shareholder remuneration, distribution of dividends from 2003 net income and from the Additional Paid- in capital reserve.

III. Designation of the Accounts Auditor for the 2004 fiscal year.

IV. Authorization for the acquisition of treasury stock, directly or through Group companies.

V. Approval, if appropriate, of the Regulations of the General Meeting of Shareholders of “Telefónica, S.A.”

VI. Delegation of powers to formalize, construe, correct and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

In addition, pursuant to the provisions of article 115 of the Spanish Stock Market Act (Ley del Mercado de Valores), in accordance with the wording of this article stipulated in Act 26/2003 of July 17th, 2003, the General Shareholders’ Meeting shall be informed of the Regulations of the Board of Directors of “Telefónica, S.A.”, as adapted to this Act.

The Board of Directors has also agreed to request the presence of a Public Notary to draw up the minutes of the Meeting, in accordance with article 114 of the Spanish Corporations Act (Ley de Sociedades Anónimas) in relation with articles 101 and 103 of the Mercantile Registry’s rules and regulations (Reglamento del Registro Mercantil)

Lastly, shareholders are advised that based on experience in previous years, the General Meeting may foreseeably be held on second call at 12 o’clock on April 30th, 2004 at the above-mentioned address.

Madrid, April 1st 2004

PROPOSALS TO BE SUBMITTED FOR THE APPROVAL OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

Point I on the Agenda: Examination and approval, if applicable, of the Annual Accounts and Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefónica, S.A., and that of the management of the Company’s Board of Directors, all for the 2003 financial year.

A) Approval of the Annual Accounts (Balance Sheet, Profit and Loss Statement, and Notes to the Accounts) and Management Reports of Telefonica, S.A. and its Consolidated Group of companies corresponding to 2003 financial year (closed on December 31st of said year) as drawn up by the Board of Directors of the Company at its meeting held of February 25th, 2004, as well as the Company management performed by the Board of Directors of Telefónica, S.A. during said financial year.

In the Individual Accounts, the Balance Sheet as of December 31st, 2003 reflects assets and liabilities in the amount of 49,189.56 million Euros each, and the Profit and Loss Statement, as of the end of the financial year, reflects a positive result for an amount of 1,373.71 million Euros.

In the Consolidated Accounts, the Balance Sheet, as of December 31st, 2003, reflects assets and liabilities for an amount of 62,075.20 million Euros each, and the Profit and Loss Statement, as of the close of the financial year, reflects a positive result in the amount of 2,203.58 million Euros.

B) Approval of the following proposal for Application of the Results of Telefónica, S.A. for the financial year 2003:

Distribution of the net income obtained by Telefónica, S.A. in 2003, equalling 1,373,706,538.23 Euros, as follows:

▪ 137,370,653.82 Euros (10 % of annual net income) to the legal reserve.

▪ At the most, 991,178,272.20 Euros as a dividend distribution, corresponding to a fixed dividend of 0.20 Euros per share for all 4,955,891,361 shares forming the Company capital stock.

▪ The remainder of net income to the voluntary reserve, equalling at least 245,157,612.21 Euros.

SEE ANNEX I : Account Auditor’s Report, Annual Accounts and Management Report of “Telefónica, S.A.”, all for the 2003 financial year

SEE ANNEX II: Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the 2003 financial year.

Point II on the Agenda: Shareholder remuneration, distribution of dividends from 2003 net income and from the Additional Paid- in capital reserve.

A) Approval of the payment of a cash dividend from 2003 net income of a gross amount of 0.20 Euros for each Company share issued, in circulation and carrying entitlement to this dividend.

Payment shall be made on May 14th, 2004 through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.

 Tax shall be withheld on gross amounts payable in all circumstances as required by applicable legislation.

B) Approval of distribution of the issue premium through the payment of a fixed gross sum of 0.20 Euros per share from the Additional Paid- in capital reserve for each Company share issued, in circulation and carrying entitlement to benefit from this distribution.

Payment shall be made on November 12th, 2004 through the participating entities in Iberclear.

Tax shall be withheld on gross amounts payable in all circumstances as required by applicable legislation.

Pursuant to the provisions of article 289.1 of the Spanish Corporations Act (Ley de Sociedades Anónimas), it is hereby stated that the approval of debenture and bondholder syndicates for the bonds and debentures in circulation is unnecessary for the distribution of this payment, provided the decrease in reserves does not diminish the initial proportional relationship between the sum of capital and reserves and the debentures repayable.

Point III on the Agenda: Designation of the Accounts Auditor for the 2004 financial year.

To designate the company “Deloitte & Touche España, S.L.” as Accounts Auditor for the verification of the Annual Accounts, and the Management Reports of “Telefonica, S.A.” and its Consolidated Group of Companies, corresponding to financial year 2004.

Point IV on the Agenda: Authorization for the acquisition of treasury stock, directly or through Group companies.

A) To authorize, as set forth in Article 75 et seq of the current Spanish Corporations Act (Ley de Sociedades Anónimas), the acquisition, at any moment and as many times as considered necessary by “Telefonica, S.A.” – either directly, or through any of the subsidiary companies of which it is the dominant company – of the Company’s treasury stock, through a purchase-sale or by any other legal onerous title.

The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorization is granted for a period of 18 months reckoned from the date of the holding of the current Annual General Shareholders´ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorization, added to those already held by “Telefonica, S.A.” and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are quoted.

It is expressly noted that the authorization granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of these shares of Telefonica, S.A., and that the Company must deliver or transfer to its directors or workers, or to those of the companies of its Group, directly or as a consequence of these having exercised their option rights, all within the framework of the referenced remuneration systems at the market value of the shares of the company approved in due form.

B) To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included in this, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.

C) The unexecuted part of the resolution adopted by the Company’s Annual General Shareholders´ Meeting of April 11th, 2003, in relation with point IV of the Agenda of this same Meeting, shall remain null and void.

Point V on the Agenda: Approval, if appropriate, of the Regulations of the General Meeting of Shareholders of Telefónica, S.A.

Approval of the proposed Regulations of the General Meeting of Shareholders of Telefónica, S.A. submitted to this body by the Board of Directors of the Company. A full, accurate copy of this text is included in annex.

SEE ANNEX III: Regulations of the General Meeting of Shareholders of Telefónica, S.A.

Point VI on the Agenda: Delegation of powers to formalize, construe, correct and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

To jointly empower the Executive Chairman, the Director-Secretary and Vice Secretary non Director of the Board of Directors, so that any of them may formalize and execute the preceding resolutions, and may grant the public and private documents that are necessary or appropriate for such purpose (including those for the interpretation, clarification, rectification of errors, and correction of defects) for their most exact compliance and registration, when mandatory, in the Mercantile Registry (Registro Mercantil) or any other public registry.

Telefónica, S.A.

ANNEX I
ACCOUNT AUDITOR’S REPORT, ANNUAL ACCOUNTS AND MANAGEMENT REPORT OF “TELEFÓNICA, S.A.”, ALL FOR THE 2003 FINANCIAL YEAR

Deloitte.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Stockholders of Telefónica, S.A.:

1. We have audited the financial statements of Telefónica, S.A. comprising the balance sheet as of December 31, 2003, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. The financial statements for 2003 referred to above are presented in compliance with current Spanish corporate law, despite the fact that the operations of Telefónica, S.A. and of the companies it controls are managed on a consolidated basis. Accordingly, the financial statements of Telefónica, S.A., which acts basically as a holding company, do not reflect the financial and net worth variations resulting from application of consolidation methods to these holdings or to the transactions performed by the related investees, some of which are the result of the application of the Group's overall strategy. However, these variations are reflected in the Telefónica Group's consolidated financial statements for 2003, on which we issued our auditors' report dated February 26, 2004, in which we expressed an unqualified opinion. The effect of consolidation is disclosed in Note 4-d.

3. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2003 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2002. Our opinion refers only to the 2003 financial statements. Our auditors' report dated February 26, 2003, on the 2002 financial statements contained an opinion qualified for an uncertainty concerning the Telefónica Group's net investment in Argentina.

   In 2003 the main parameters of the Argentine economy improved, which had a favorable effect on the net worth of Telefónica's investees with investments in Argentina and, consequently, a portion of the investment valuation allowance recorded in prior years was reversed. Taking into account these effects, Telefónica S.A.'s net investment in Argentina through its direct and indirect holdings as of December 31, 2003, amounted to €1,095 million, which the Company's directors consider will be recovered, based on the results in the latest business plans prepared by them (see Note 7).

4. In our opinion, the financial statements for 2003 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica, S.A. as of December 31, 2003, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414, inscripción 41, C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid

A member firm of
Deloitte Touche Tohmatsu

2

5. The accompanying management report for 2003 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2003. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Javier Ares San Miguel
February 26, 2004

TELEFÓNICA, S.A.

FINANCIAL STATEMENTS AND MANAGEMENT
REPORT FOR 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.
TELEFÓNICA, S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
ASSETS (Millions of Euros)	2003	2002

A) FIXED AND OTHER NONCURRENT ASSETS	43,052.65	43,809.33
I. Start-up expenses	33.64	61.66
II. Intangible assets (Note 5)	40.65	38.82
Computer software	71.72	52.20
Other intangible assets	11.37	10.84
Accumulated amortization	(42.44)	(24.22)
III. Property, plant and equipment (Note 6)	28.06	22.38
Land and structures	0.81	0.81
Furniture, tools, etc.	31.70	24.35
Accumulated depreciation	(4.45)	(2.78)
IV. Long-term investments (Note 7)	42,950.30	43,686.47
Investments in Group companies	23,374.86	22,806.83
Investments in associated companies	1,005.42	408.83
Other investments	6.82	565.65
Loans to Group and associated companies	19,729.71	22,261.11
Other loans	70.26	111.60
Long-term deposits and guarantees given	3.22	86.50
Taxes receivable (Note 14.2)	5,000.10	4,932.90
Allowances	(6,240.09)	(7,486.95)
B) DEFERRED CHARGES (Note 8)	288.98	314.60
C) CURRENT ASSETS	5,847.93	6,005.79
I. Accounts receivable	111.26	159.44
Trade receivables	7.27	11.88
Receivable from Group companies	72.75	111.97
Receivable from associated companies	0.15	1.62
Sundry accounts receivable	4.87	3.35
Employee receivables	0.85	1.25
Taxes receivable (Note 14.2)	30.66	45.41
Allowance for bad debts	(5.29)	(16.04)
II. Short-term investments	5,564.55	5,472.83
Loans to Group and associated companies (Note 7.3)	3,990.10	4,141.22
Short-term investment securities (Note 7.5)	1,574.45	1,331.61
III. Short-term treasury stock (Note 9)	133.46	334.56
IV. Cash	33.73	24.37
V. Accrual accounts	4.93	14.59

TOTAL ASSETS	49,189.56	50,129.72
The accompanying Notes 1 to 21 and Exhibit I are an integral part of these balance sheets.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.
TELEFÓNICA, S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
STOCKHOLDERS’ EQUITY AND LIABILITIES (Millions of Euros)	2003	2002

A) STOCKHOLDERS’ EQUITY (Note 9)	16,477.06	17,572.26
I. Capital stock	4,955.89	4,860.66
II. Additional paid-in-capital	7,987.14	11,670.02
III. Revaluation reserves	1,368.89	2,881.94
IV. Reserves	791.43	2,638.33
Legal reserve	652.57	652.57
Reserve for treasury stock	133.46	334.56
Other reserves	5.40	1,651.20
V. Income (Loss) for the year	1,373.71	(4,478.69)

B) PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 16.7)	149.38	138.75
C) LONG-TERM DEBT	22,957.57	23,899.79
I. Debentures, bonds and other marketable debt securities (Note 10)	2,525.97	2,509.21
Nonconvertible debentures and bonds	2,525.97	2,509.21

II. Payable to credit institutions (Note 11)	2,665.25	3,509.89
III. Payable to Group and associated companies (Note 12)	17,577.64	17,679.63
IV. Other payables	4.24	21.22
V. Taxes payable (Note 14.2)	39.34	34.71
VI. Uncalled capital payments payable	145.13	145.13
Group companies (Note 7.4)	145.13	145.13
E) CURRENT LIABILITIES	9,605.55	8,518.92
I. Debentures, bonds and other marketable debt securities (Note 10)	727.71	754.13
Nonconvertible debentures and bonds	69.24	-
Other marketable debt securities	606.45	699.34
Interest on debentures and other securities	52.02	54.79
II. Payable to credit institutions	865.73	1,736.36
Loans and other accounts payable (Note 11)	860.91	1,702.47
Accrued interest payable	4.82	33.89
III. Payable to Group and associated companies (Note 12)	7,935.03	5,885.29
IV. Trade accounts payable	37.42	70.50
Accounts payable for purchases and services	37.42	70.50
V. Other nontrade payables	39.66	72.32
Taxes payable (Note 14.2)	15.43	12.16
Other nontrade payables (Note 15)	24.23	60.16
VI. Accrual accounts	-	0.32

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	49,189.56	50,129.72
The accompanying Notes 1 to 21 and Exhibit I are an integral part of these balance sheets.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.
TELEFÓNICA, S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
DEBIT (Millions of Euros)	2003	2002

A) EXPENSES
Personnel expenses (Note 16.2)	113.07	90.06
Depreciation and amortization expense	47.91	57.09
Property, plant and equipment (Note 6)	1.67	1.57
Intangible assets (Note 5)	18.22	14.44
Amortizable expenses	28.02	41.08
Other operating expenses	209.00	241.56
Outside services provided by Group companies (Note 16.8)	51.55	46.73
Other outside services	166.36	176.59
Taxes other than income tax	5.96	9.49
Other current operating expenses	(14.87)	8.75
I. OPERATING INCOME	-	-
Other financial and similar expenses
On debts to Group companies (Notes 16.4 and 16.8)	912.35	900.23
On debts to third parties and similar expenses (Note 16.4)	500.59	480.44
Variation in short-term investment valuation allowances	(30.80)	80.99
Amortization of deferred charges	38.23	22.07
Exchange losses (Note 16.5)	1,635.44	1,598.87
II. FINANCIAL INCOME	400.68	405.05

III. INCOME FROM ORDINARY ACTIVITIES	136.44	116.49
Variation in investment valuation allowances (Note 7.1)	(755.27)	5,484.78
Extraordinary expenses and losses (Note 16.7)	66.47	400.72
IV. EXTRAORDINARY INCOME	900.06	-

V. INCOME BEFORE TAXES	1,036.50	-
Corporate income tax accrued in Spain (Note 14)	(343.51)	(1,292.67)
Foreign taxes (Note 14)	6.30	5.06

VI. INCOME FOR THE YEAR	1,373.71	-

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these statements of operations.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

CREDIT (Millions of Euros)	2003	2002

B) REVENUES
Net sales to Group companies (Note 16.1)	32.82	36.17
Other operating revenues	72.92	63.98
Non-core and other current operating revenues	72.92	63.98
I. OPERATING LOSS	264.24	288.56
Revenues from equity investments	616.59	902.20
Group companies (Note 16.8)	591.65	881.96
Associated companies	12.19	5.79
Non-Group companies	12.75	14.45
Revenues from other equity investments and loans (Note 16.4)	1,248.65	1,314.23
Group companies (Note 16.8)	1,174.51	1,285.82

Other companies	74.14	28.41
Exchange gains (Note 16.5)	1,591.25	1,271.22
II. FINANCIAL LOSS	-	-

III. LOSS ON ORDINARY ACTIVITIES	-	-
Gains on fixed asset disposals (Note 16.6)	29.44	1.17
Extraordinary revenues (Note 16.6)	181.82	1.54
IV. EXTRAORDINARY LOSS	-	5,882.79

V. LOSS BEFORE TAXES	-	5,766.30

VI. LOSS FOR THE YEAR	-	4,478.69

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these statements of operations.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21).
In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

(1) INTRODUCTION AND GENERAL INFORMATION

Telefónica, S.A. ("Telefónica" or “the Company”) was incorporated for an indefinite period of time on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A., and it adopted its present name in April 1998.

The Company’s registered office is at calle Gran Vía 28, Madrid (Spain), and its Employer Identification Number is A-28/015865.

Telefónica’s corporate purpose, per Article 4 of its bylaws, is the provision and operation of all manner of telecommunications services (including ancillary or supplementary telecommunications services or the services derived therefrom); research and development, the promotion and application of all manner of telecommunications components, equipment and systems; manufacturing, production and, in general, all other types of industrial activity relating to telecommunications; and the acquisition, sale and, in general, all other types of commercial activity relating to telecommunications.

As also stipulated in Article 4 of its bylaws, all the business activities that constitute the corporate purpose described above may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the foregoing, Telefónica is now the Parent Company of a Group of companies which operate mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish autonomous communities and local government, and files consolidated tax returns with most of the Spanish subsidiaries in its Group under the consolidated tax regime applicable to corporate groups.

(2) BASIS OF PRESENTATION

True and fair view

The accompanying financial statements were prepared from Telefónica’s accounting records by the Company’s directors in accordance with the accounting principles and standards contained in the Commercial Code as implemented by the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations and of the funds obtained and applied in 2003.

The financial statements for 2003 will be submitted for approval by the Stockholders’ Meeting, and it is considered that they will be approved without any changes. The financial statements for 2002 were approved by the Stockholders’ Meeting on April 11, 2003.

Comparative information

There were no changes in the structure of the balance sheet or the statement of operations with respect the previous year. Also, no changes in accounting methods with respect to 2002 with a material effect were made.

Similarly, no significant events took place preventing a comparison of the figures for 2003 with those for 2002.

The figures in these financial statements and in the management report are expressed in millions of euros unless otherwise indicated.

(3) PROPOSED DISTRIBUTION OF INCOME

Telefónica, S.A. obtained income of €1,373.71 million in 2003.

The proposed distribution of 2003 income that the Company’s Board of Directors will submit for approval by the Stockholders’ Meeting is as follows: a) to appropriate 10% of income for the year (€137.37 million) to the legal reserve; b) to pay a fixed dividend of €0.20 gross per share for the Company’s outstanding shares carrying dividend rights; and c) to appropriate the remainder to voluntary reserves.

Millions of Euros
Distribution:	1,373.71

To legal reserve	137.37
Dividend (maximum distributable amount of €0.20/share for all the shares into which the Company’s capital stock is divided (4,955,891,361 shares).	991.18
To voluntary reserve	(minimum) 245.16
Total	1,373.71

(4) VALUATION STANDARDS

The main valuation methods used in preparing the 2003 financial statements were as follows:

a) Start-up expenses

Start-up expenses, which comprise incorporation and capital increase expenses, are recorded at cost and are amortized on a straight-line basis over five years.

b) Intangible assets

Intangible assets include mainly software licenses, which are recorded at cost and are amortized on a straight-line basis over three years.

c) Property, plant and equipment

Property, plant and equipment is carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

Property, plant and equipment is depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Buildings	33-40
Plant and machinery	12
Furniture, office equipment and other tangible fixed assets	4-10

d) Long-term investments

Investments in marketable securities are recorded as follows:

1. Listed securities (excluding shares of Group or associated companies)

At the lower of cost or market. The market value was taken to be the lower of the average market price in the last quarter or market price at year-end.

2. Investments in Group and associated companies

At the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

3. Unlisted securities

At cost, net, where appropriate, of the required investment valuation allowances to reduce them to their underlying book value, adjusted, where appropriate, by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

Unrealized losses (cost higher than market value) are recorded in the "Allowances" account (see Notes 7 and 16.7). However, an additional provision was recorded with a charge to the “Extraordinary Expenses” caption to cover possible third-party liability arising from the negative net worth of investees, and this provision is recorded under the “Provisions for Contingencies and Expenses” caption.

Dividends are recorded as a revenue as soon as their distribution is approved, and gains or losses on the sale of holdings are recorded as revenues or expenses in the year in which they are realized.

The Company has prepared separate consolidated financial statements. In 2003 the effect of consolidation, with respect to the accompanying individual financial statements, was to increase the following balances by the amounts shown:

Millions of Euros
Assets	12,885.64
Stockholders’ equity	279.50
Net sales	28,367.02
Income for the year	829.87

e) Deferred charges

This caption basically includes the following items:

- Interest on long-term promissory notes

This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

- Debt arrangement expenses

These relate to long-term debt arrangement expenses and issue premiums on debentures and bonds and are amortized by the interest method on the basis of the principal amounts outstanding.

f)Treasury stock

Treasury stock is valued at the lower of cost, comprising the total amount paid for the shares, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders’ Meeting to reduce capital, it is considered that they could be used for subsequent sale or, alternatively, for a capital reduction, and, accordingly, the market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. A provision was recorded with a charge to the statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned market value and the related underlying book value.

g) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

h) Pension and other commitments to employees

Telefónica has entered into an agreement with its employees, the most salient features of which are as follows:

- Pension Plan pursuant to Legislative Royal Decree 1/2002 approving the revised Pension Plans and Funds Law.

- Defined contribution of 4.51% of the participating employees’ regulatory salary. The defined contributions of employees transferred to Telefónica from other Group companies at which these defined contributions were different (6.87% in the case of -Telefónica de España) will be maintained.

- Obligatory contribution by the participant of a minimum of 2.2% of his/her regulatory salary.

- Individual and financial capitalization systems.

This fund has been externalized in the Fonditel B pension fund managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A.

As of December 31, 2003 and 2002, 767 and 746 employees, respectively, were included in the plan and the cost for the Company amounted to €2.48 million and €2.27 million in 2003 and 2002, respectively (see Note 16.2).

i) Accounts payable

Accounts payable are recorded at repayment value, except in the case of zero-coupon debenture and bond issues, which are recorded in the balance sheet at issue value plus the related accrued interest (see Note 10.3).

j) Derivatives

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are taken to income using the same timing of recognition method as that used to recognize the gains or losses on the hedged assets or transactions.

Transactions that, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, which can arise as a result of risk hedges at Group companies, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the statement of operations.

k) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits, excluding tax withholdings and prepayments, are deducted from the corporate income tax charge in the year in which they are definitively taken. The difference between the accrued expense and the tax paid is due to the above-mentioned deferral and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities (see Note 14).

Also, pursuant to a resolution of the Spanish Accounting and Audit Institute (ICAC) dated March 15, 2002, Telefónica S.A. recorded the tax assets relating to the tax relief and tax credits (mainly the tax credits arising pursuant to Transitional Provision Three of Law 24/2001) not yet taken for tax purposes and regarding which there is no doubt, in accordance with the accounting principle of prudence, that they can be deducted in the future.

l) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known (see Note 16).

m) Provisions for contingencies and expenses

The Company records provisions for contingencies and expenses based on its best estimate in order to cover quantifiable probable or certain third-party liability arising from litigation in progress, from indemnity payments and obligations or from expenses of undetermined amount, and collateral and other similar guarantees provided by the Company.

(5) INTANGIBLE ASSETS

The detail of the balances of intangible asset accounts, of the related accumulated amortization and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Computer Software	Other	Total
		Intangible
		Assets

Cost:
Balance at 12/31/01	36.87	10.13	47.00
Additions	15.33	3.24	18.57
Retirements	-	(2.53)	(2.53)
Balance at 12/31/02	52.20	10.84	63.04
Additions	19.52	0.53	20.05
Balance at 12/31/03	71.72	11.37	83.09

Accumulated amortization:
Balance at 12/31/01	8.19	1.59	9.78
Additions	13.45	0.99	14.44
Balance at 12/31/02	21.64	2.58	24.22
Additions	17.06	1.16	18.22
Balance at 12/31/03	38.70	3.74	42.44
Intangible assets, net	33.02	7.63	40.65

(6) PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2003 is as follows:

	Millions of Euros
	Balance at 12/31/02	Additions	Balance at 12/31/03

Cost:
Land and structures	0.81	-	0.81
Furniture, tools, etc.	24.35	7.35	31.70
Property, plant and equipment, gross	25.16	7.35	32.51
Accumulated depreciation:
Land and structures	0.16	0.02	0.18
Furniture, tools, etc.	2.62	1.65	4.27
Total accumulated depreciation	2.78	1.67	4.45
Property, plant and equipment, net	22.38	5.68	28.06

The detail of the balances of property, plant and equipment, of the related accumulated depreciation and of the variations therein in 2002 is as follows:

	Millions of Euros
	Balance at 12/31/01	Additions	Retire-ments	Transfers	Balance at 12/31/02
Cost:
Land and structures	0.81	-	-	-	0.81
Furniture, tools, etc.	21.71	3.67	(1.17)	0.14	24.35
Property, plant and equipment, gross	22.52	3.67	(1.17)	0.14	25.16
Accumulated depreciation:
Land and structures	0.14	0.02	-	-	0.16
Furniture, tools, etc.	1.07	1.55	-	-	2.62
Total accumulated depreciation	1.21	1.57	-	-	2.78
Property, plant and equipment, net	21.31	2.10	(1.17)	0.14	22.38

As of December 31, 2003, the Company’s fully depreciated property, plant and equipment amounted to €0.65 million.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the possible risks to which its property, plant and equipment is subject.

(7) LONG-TERM INVESTMENTS

7.1 The detail of the balances of the long-term investments, of the related investment valuation allowances and of the variations therein in 2002 and 2003 is as follows:

a) Variations in long-term investments:

	Millions of Euros
	Balance at		Retire-		Balance at		Retire-		Balance at
	12/31/01	Additions	ments	Transfers	12/31/02	Additions	ments	Transfers	12/31/03
Investments in Group companies	22,665.24	963.89	(1,661.72)	839.42	22,806.83	1,936.48	(1,369.36)	0.91	23,374.86
Investments in associated companies	407.86	0.97	-	-	408.83	41.91	(0.94)	555.62	1,005.42
Other investments	565.72	-	(0.07)	-	565.65	0.55	(2.81)	(556.57)	6.82
Loans to Group and associated companies	16,416.46	4,178.30	(824.90)	2,491.25	22,261.11	4,445.72	(3,043.92)	(3,933.20)	19,729.71
Other loans	0.38	-	-	111.22	111.60	257.10	(253.36)	(45.08)	70.26
Deposits and guarantees	9.81	97.56	(20.87)	-	86.50	336.57	(419.85)	-	3.22
Taxes receivable (Note 14.2)	435.28	4,669.66	(36.06)	(135.98)	4,932.90	181.58	(114.38)	-	5,000.10
Total	40,500.75	9,910.38	(2,543.62)	3,305.91	51,173.42	7,199.91	(5,204.62)	(3,978.32)	49,190.39

b) Variations in the long-term investment valuation allowances:

	Millions of Euros
	Balance at	Variation in the Allowance	Retire-		Balance at	Variation in the Allowance	Retire-		Balance at
	12/31/01		ments	Transfers	12/31/02		ments	Transfers	12/31/03
Investments in Group companies	2,793.75	5,419.48	(901.08)	101.40	7,413.55	(802.31)	(493.72)	3.56	6,121.08
Investments in associated companies	2.09	65.30	-	-	67.39	46.99	(0.94)	-	113.44
Other investments	6.01	-	-	-	6.01	-	(0.44)	-	5.57
Total investment valuation allowances	2,801.85	5,484.78	(901.08)	101.40	7,486.95	(755.32)	(495.10)	3.56	6,240.09
Total investments, net	37,698.90	4,425.60	(1642.54)	3,204.51	43,686.47	7,955.23	(4,709.52)	(3,981.88)	42,950.3

In 2003 the trend in the “Variation in Investment Valuation Allowances” caption in the statement of operations was positive as a result of the increase in the net worth of certain investees, mainly as regards the investments in the Telefónica Internacional Group (€811.44 million), Telefónica Móviles (€283.32 million) and Telefónica de Contenidos (€161.39 million).

Provisions were recorded for certain investments, mainly in the Terra Networks Group (€246.15 million), the Emergia Group (€184.60 million) and the Atento Group (€47.68 million).

The provisions recorded in 2002 related mainly to the investments in the Telefónica Internacional Group (€2,272.97 million), Terra Networks (€867.32 million), Telefónica de Contenidos (€625.86 million), MediaWays Germany GmbH (€574.22 million), Telefónica DataCorp, S.A. (€387.72 million) and Telefónica Móviles (€283.32 million).

In view of its international presence, the Telefónica Group, like other corporations, was affected by the effects arising from Argentina’s economic situation through the various Group companies which operate there. As of December 31, 2003 and 2002 the exposure of Telefónica, S.A.’s direct and indirect holdings in the various companies in Argentina amounted to €1,095.30 million and €968.12 million, respectively, including the intercompany financing and the value of the investments.

In 2003 the main parameters of the Argentine economy improved, which had a favorable effect on the performance and earnings of Telefónica’s companies in Argentina and on the expectations of being able to recover the investments in these companies

In these circumstances and based on the business plans prepared by Telefónica and the latest estimates made, which take into account the positive evolution of the businesses and that Telefónica will maintain its investment in Argentina long term, the investees will foreseeably report sufficient income to make it possible to recover the above-mentioned net investment. These business plans and estimates are based on assumptions and future expectations and, consequently, variances may arise. Therefore, they are updated periodically, at least once a year, in order to monitor the results obtained and to record such value adjustments as might be required.

In accordance with the above-mentioned premises, these financial statements present a positive impact of €419.37 million in 2003 (a negative impact of €1,400.03 million in 2002) on the statement of operations as a result of the variation in the investment valuation allowances for the investments in question.

The investment valuation allowances used relate to shareholdings sold, liquidated or contributed in the year, corresponding mainly to the investments in Emergia Holding, N.V (€365.00 million) and Katalyx Inc. (€128.17 million). The investment valuation allowances used in 2002 related mainly to Mediaways Germany, GmbH, which was sold to the Telefónica Data Group for its net book value at the date of the sale.

7.2 The detail of the subsidiaries, associated companies and investees is shown in Exhibit I.

7.3 The detail of loans to Group and associated companies is as follows:

	Millions of Euros
	2003		2002
Company	Long Term	Short Term	Long Term	Short Term
Telefónica Internacional, S.A.	5,556.53	1,413.69	7,096.30	1,024.68
Telefónica Móviles España, S.A.	0.94	-	0.19	32.42
Telefónica Data España, S.A.	-	64.33	-	43.48
Telefónica Publicidad e Información, S.A.	32.21	35.80	33.83	44.85
Atento, N.V.	190.73	20.91	-	-
Corporación Admira Media, S.A.	17.66	33.57	27.46	0.04
Inmobiliaria Telefónica, S.L.	3.03	27.42	13.62	28.23
Telefónica de España, S.A.U.	6,224.58	933.56	7,244.28	1,098.27
Telefónica Cable, S.A.	-	-	-	56.05
Telefónica de Contenidos, S.A.U.	2,013.23	149.10	1,088.70	920.87
Atento USA Inc.	-	-	-	17.40
Portugal Telecom, S.A.	-	21.00	21.00	-
Telefónica Móviles, S.A.	4,526.68	1,175.23	5,544.13	546.41
Telefónica Datacorp, S.A.U.	543.81	23.73	581.70	39.60
Comunicapital Inversiones, S.A.U.	64.75	-	75.36	-
Katalyx, Inc.	0.59	-	-	-
Atento Argentina, S.A.	-	-	-	2.25
Atento Maroc, S.A.	-	-	-	10.81
Emergia, S.A.	400.89	63.55	357.58	187.95
Atento Delaware	-	-	136.88	26.97
Atento México	-	-	-	10.71
Telefónica B2B Licencing Inc.	11.00	-	16.09	0.88
Telefónica Internacional Wholesale Services, S.L.	86.40	3.78	-	-
Telesp	-	0.50	-	0.57
Other	56.68	23.93	23.99	48.78
Total	19,729.71	3,990.10	22,261.11	4,141.22

The information on the loans to Group and associated companies is as follows:

- The financing granted to Telefónica de España, S.A.U. consists mainly of a loan which, arising in the unbundling of this company from Telefónica, had an outstanding balance of €6,278 million as of December 31, 2003, of which €5,580 million mature at long term and €697 million at short term. This loan earns interest at 6.8%.

- The loans to Telefónica Internacional, S.A. consist mainly of the following:

A subordinated long-term interest-free loan of €3,306 million, repayable in 12 equal quarterly installments from September 30, 2005 through June 30, 2008.

A participating loan of which as of December 31, 2003, amounted to €1,414 million, with a repayment schedule ending on, and a final maturity date of, December 30, 2006. The interest is established on the basis of the company’s net income, and it can only be repaid early if capital is increased by the same amount.

A multicurrency credit line of US$ 1,962 million earning floating interest tied to Libor or Euribor plus 1.04%, depending on whether it is drawn down in a foreign currency or euros, respectively. To date Telefónica Internacional, S.A. has drawn down US$ 1,040 million (€823 million) against this credit line.

The credit facilities and loans totaling approximately €1,079 million in 2002 used to refinance and restructure the debt of Telefónica Internacional, S.A. These loans earn interest at a floating rate and the latest repayment date is in December 2006.

A loan amounting to US$ 407 million (€322 million) maturing in 2006 and earning interest tied to the Libor plus 1.6%.

- The loans to Telefónica Móviles, S.A. relate mainly to the following:

Long-term credit lines, against which an amount equal to €2,243 million have been drawn down (€1,947 million and US$ 373 million). These credit lines, each of which comprises a fixed-interest tranche and a floating-interest tranche, mature in 2004 and 2005.

Financing for an amount equal to €2,193 million, which earns interest at a market rate tied to Euribor or Libor plus a spread and is repayable in 2009, in order to enable it to make its investments in Mexico, Puerto Rico, Chile, Guatemala and Brazil. Approximately €490 million of this financing was granted in 2003.

- The loans granted to Telefónica de Contenidos, S.A.U. include most notably the following:

A ten-year participating loan of €1,141 million which had been fully drawn down as of December 31, 2003, which earns interest based on the performance of the business of Telefónica de Contenidos, S.A.U.

Two long-term loans of €50 million and €172 million granted to meet the financing requirements of Telefónica de Contenidos. S.A.U. in connection with the participating loan and the arrangement and disbursement of the subordinated loan in 2003 by this company to Sogecable, S.A. for the merger of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A.

- A participating loan of US$ 536 million (€424 million) to Emergia, S.A., which earns interest on the basis of the performance of the company’s operating results, with repayments from 2004 to July 31, 2007.

- A credit facility granted to Emergia, S.A., amounting to US$ 60 million which is repayable in 2004 and is tied to three-month Libor, the outstanding balance of which as of December 31, 2003, was US$ 50 million (approximately €40 million).

- As explained in note 7.4.a), the Banco Bilbao Vizcaya Argentaria, S.A. Group (BBVA) became a stockholder of Atento N.V. in 2003. The agreements entered into by BBVA and Telefónica included most notably that relating to the financing provided by Telefónica, S.A. to Atento N.V. in the form of a participating loan of €75 million, maturing in 2013 and earning interest tied to the operating income of Atento, N.V.

- The financing received by Telefónica Datacorp, S.A.U. includes most notably the credit facilities and loans arising from the refinancing in 2002 totaling €346 million, earning floating-rate interest tied to three-month Euribor and maturing in 2005, 2006 and 2007.

The transfers relate basically to amounts transferred to short term on the basis of the related loan repayment schedules.

7.4 The detail of the equity investments sold and acquired by Telefónica is as follows:

a) Acquisitions of equity interests and capital increases:

2003

Millions of Euros
Subsidiaries:
Terra Networks, S.A.	1,070.21
Antena 3 de Televisión, S.A.	829.31
Atento, N.V.	20.00
Telefónica DataCorp, S.A.U.	4.73
Telefónica Gestión de Servicios Compartidos, S.A.U.	2.75
Telefónica Ingeniería de Seguridad, S.A.U.	3.58
Other	5.90
Total subsidiaries	1,936.48

Associated companies
Sogecable, S.A.	41.91
Total associated companies	41.91

The main additions in 2003 were as follows:

In July Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97% and its effective holding at year-end was 75.29% (taking into account the treasury stock held by Terra).

Telefónica, S.A. acquired from its wholly-owned subsidiaries Telefónica de Contenidos, S.A.U. and Corporación Admira Media, S.A.U., 79,194,996 shares and 19,532,625 shares, respectively, of Antena 3 de Televisión, S.A., representing 59.24% of this company’s capital stock for €829.31 million, in order to centralize the Telefónica Group’s divestment of this company, as described in Note 7.4.b)

Pursuant to the Strategic Alliance Framework Agreement entered into on February 11, 2000, by Telefónica and BBVA, the Telefónica Group subsidiary Atento NV, increased capital several times in November in order to include the BBVA Group in its stockholder structure through the BBVA Group subsidiary General de Participaciones Empresariales, S.L. As a result of these transactions, the capital stock and additional paid-in capital of Atento NV increased by €25 million and €20,735 million, respectively. Telefónica, S.A. subscribed and paid in cash €15 thousand of capital stock and €19,984 thousand of additional paid-in capital in this connection, while the BBVA Group subscribed and paid capital stock amounting to €10 thousand and additional paid-in capital totaling €751 thousand. The inclusion of the BBVA Group in the stockholder structure of Atento NV reduced Telefónica, S.A.’s holding in the latter from 100% to the 91.35% it currently holds.

In November 2003 Telefónica DataCorp, S.A.U. increased capital stock by €4.73 million by issuing 4,732,824 shares of €1 par value each, which were fully subscribed and paid in cash by Telefónica, S.A.

On December 19, 2003, Telefónica Gestión de Servicios Compartidos España, S.A. increased capital stock by issuing 22,000 new shares of €1 par value each with additional paid-in capital of €124 per share. Telefónica, S.A. fully subscribed and paid in cash all the new shares issued for €2.75 million.

In December 2003 the wholly-owned subsidiary Telefónica Consultora y Servicios, S.A.U. was absorbed by its parent company Telefónica Consultora de Proyectos, S.A. Subsequently, also in December, Telefónica Consultora de Proyectos, S.A., a wholly owned subsidiary of Telefónica, S.A., was dissolved and liquidated (see Note 7.4.b). As a result of this liquidation, Telefónica Ingeniería de Seguridad, S.A.U., which was wholly owned by the dissolved company Telefónica Consultora de Proyectos, S.A.U., is now wholly owned by Telefónica, S.A.

In October Telefónica, S.A. acquired 2,020,000 shares of Sogecable, S.A. on the stock market for €41.91 million. These shares represent 1.60% of Sogecable, S.A.’s capital stock.

2002

Subsidiaries	Millions of Euros

Seguros de Vida y Pensiones Antares, S.A.	204.70
HighWay One Germany, GmbH	637.07
Emergia Holding, N.V.	47.09
Terra Networks, S.A.	5.53
Telefónica de Contenidos, S.A.	5.99
Lotca, Servicios Integrales, S.L.	16.92
Tele Leste Celular Participaçoes	13.59
Telefónica Capital, S.A.	6.00
Other	27.00
963.89

The main additions in 2002 were as follows.

In 2002 Telefónica, S.A. subscribed in full the capital increase of €637.07 million at HighWay One Germany GmbH, thereby increasing its ownership interest in this company to 99%. In December 2002 this shareholding was transferred to Telefónica Data Corp, S.A. for its net book value.

In March 2002, under the last part of the agreement entered into between Telefónica, S.A. and Iberdrola, S.A. for the acquisition by the former of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders, Telefónica, S.A. acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 Telefónica, S.A. shares hitherto held as treasury stock. This holding was subsequently contributed to Telefónica Móviles, S.A. at its book value.

In 2002 Telefónica S.A. acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, increasing the Telefónica Group’s direct and indirect holding in this company to 38.58%.

In January 2002 Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Capital, S.A. and paid this company’s initial capital stock (€6 million) in full. Subsequently, Telefónica Capital increased capital by €1 million with additional paid-in capital of €38.01 million, which was subscribed and paid in full by its sole stockholder Telefónica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A., representing 77.22% of this company’s capital stock.

In September 2002 Telefónica, S.A. subscribed €32.69 million of the capital increase carried out at Seguros de Vida y Pensiones Antares, S.A. through the increase in the par value of this company’s shares. As of December 31, 2003, the amount subscribed had not been paid. Additionally, in December 2002 Telefónica, S.A. acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for a total amount of €172.01 million. The Company disbursed €59.63 million in this transaction and recorded the outstanding amount of €112.38 million relating to the last capital increase at Seguros de Vida y Pensiones Antares, S.A. as capital payments payable. As a result of this transaction, at 2002 year end Telefónica owned 142,000 shares of Seguros de Vida y Pensiones Antares, S.A., representing 94.67% of its capital stock.

In December 2002, by virtue of its agreements with the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. As a result of this transaction, Telefónica owned, directly or indirectly, all the shares of this company.

In November 2002 Telefónica, S.A. acquired all 3,010 shares of Gran Vía Media, S.L. from its wholly-owned subsidiary Telefónica de Contenidos, S.A. Gran Vía Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December 2002 Lotca increased capital by 16,920,000 shares of €1 par value each, which the Telefónica Internacional Group subscribed in full through a nonmonetary contribution. These shares were subsequently acquired by Telefónica, S.A. for €16,920,000. As of December 31, 2002, this company was wholly owned by Telefónica, S.A.

Grupo Admira Media, S.A. and Telefónica Internet, S.A., both of which are wholly-owned subsidiaries of Telefónica, S.A., changed their corporate names in 2002 to Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., respectively. Also, Corporación Admira Media, S.A. increased capital by €5.99 million, which Telefónica, S.A. subscribed in full.

b) Disposal of investments

2003

Subsidiaries	Gross
Book Value

Antena 3 de Televisión, S.A.	829.31
Emergia Holding, N.V.	368.61
Katalyx Inc.	138.25
Telefónica Móviles, S.A.	23.65
Telefónica Consultora de Proyectos, S.A.U. (Note 7.4-a)	9.10
Other disposals	0.44
1,369.36

In 2003 Telefónica, S.A. carried out a process of divesting its holding in Antena 3 de Televisión, S.A., which commenced on April 30, 2003, with the acceptance of the bid of €364 million made by the Planeta Group for 25.1% of the capital stock of Antena 3 de Televisión. This sale was subject to the condition subsequent, already fulfilled, that the shares of Antena 3 de Televisión were admitted to listing on the Spanish Stock Exchange.

Also, as indicated in Note 9, on April 11, 2003, the Stockholders’ Meeting of Telefónica, S.A. approved the distribution of shares representing 30% of the capital stock of Antena 3 de Televisión as a dividend in kind for its stockholders, which took place in October after this company had been admitted to listing on the Stock Exchange.

Lastly, in October and November Telefónica, S.A. sold on the stock market all the remaining shares owned by it (2,928,893 shares) for €95.72 million.

These transactions aimed at the divestment of the holding in Antena 3 de Televisión, S.A., gave rise to the recording of an extraordinary revenue in the statement of operations amounting to €27.18 million (see Note 16.6).

In December Telefónica, S.A.’s wholly owned investee Emergia Holding N.V. was dissolved and liquidated through the contribution of assets and liabilities to its stockholder.

On October 10, 2003, Telefónica, S.A. sold the 999 shares of the U.S. company Katalyx, Inc. owned by it to Telefónica DataCorp, S.A.

The €23.65 million decline in the value of the holding in Telefónica Móviles, S.A. was due to the reimbursement of stockholders’ contributions as part of the distribution of additional paid in capital carried out by that Company in 2003.

2002

Subsidiaries	Gross
Book Value

MediaWays GmbH	1,535.58
Sao Paulo Telecomunicaçoes Holding, S.A.	113.94
Telefónica Data Brasil Holding, S.A.	1.19
CRT Celular Participaçoes, S.A.	11.01
1,661.72

Telefónica, S.A. sold all the shares of MediaWays GmbH owned by it to HighWay One Germany GmbH for €634.50 million, the net value of the holding at the date of the sale.

SP Telecomunicaçoes Holding, S.A., the majority stockholder of Telecomunicaçoes de Sao Paulo, S.A. (Telesp), reduced capital in 2002 by assigning to Telefónica, S.A. 3,504,347,177 shares of the Brazilian company Telefonica Data Brasil Holding. These shares, together with the 189,278,445 shares of SP Telecomunicaçoes Holding, S.A. owned by Telefónica, S.A., were sold to the Telefónica Internacional Group at their book value.

In 2002 Telefónica, S.A. sold to Telefónica Móviles, S.A. the 0.66% holding in Celular CRT Participaçoes, S.A. acquired by it under the agreements entered into with Iberdrola, S.A. in 2001. This transaction was carried out at the book value of the holding.

c) Nonmonetary contributions of holdings to Group companies

2003

In 2003 there were no nonmonetary contributions of holdings to Group companies.

2002

In 2002 in line with the restructuring process carried out by Telefónica, S.A. to group together its interests by line of business, capital increases were carried out at certain Group companies through nonmonetary contributions of shares of other companies, as explained in Note 7.4.d.

The detail of these contributions is as follows:

Company	Millions of Euros
Retirements:
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	(12.12)
HighWay One GmbH	(637.07)
Zeleris España, S.A.	(3.91)
TBS Celular Participaçoes, S.A.	(25.91)
Sudestecel Participaçoes, S.A.	(64.06)
Tele Sudestecel Participaçoes, S.A.	(0.01)
Iberoleste Participaçoes, S.A.	(113.19)
Tele Leste Celular Participaçoes, S.A.	(13.59)
Atento Holding, Inc.	(282.71)
(1,152.57)
Additions:
Telefónica Capital, S.A.	12.12
Telefónica Datacorp, S.A.	637.07
Zeleris Soluciones Integrales, S.L.	3.91
Telefónica Móviles, S.A.	216.76
Atento Holding, N.V.	282.71
1,152.57

The value for tax purposes of these additions may differ from that recorded for accounting purposes as a result of the application of the values for tax purposes at which the holdings contributed had been carried, which are disclosed, where appropriate, in the accompanying financial statements and in those for previous years.

d) Transfers due to conversion of loans into equity

2003

In 2003 there were no transfers due to conversion of loans into equity.

2002

In December 2002 Telefónica Datacorp, S.A. increased capital through the issuance of 200 million new shares of €1 par value each, which were subscribed in full by Telefónica, S.A. through the conversion of a €200.00 million loan into equity.

The Uruguayan company Emergia, S.A. increased capital in December by US$ 500 million. Telefónica subscribed and paid the capital increase in full by converting loans to this company into equity.

e) Transactions protected for tax purposes

Following is a detail of the transactions protected for tax purposes carried out in 2003 and 2002, as defined in Articles 97.5 and 108, as applicable, of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995. The transactions performed prior to 2002 are duly disclosed in prior years’ financial statements.

2003

In 2003 there were no transactions protected for tax purposes.

2002

- Capital increase of €39.01 million, including additional paid-in capital, authorized by the Stockholders’ Meeting carried out on November 27, 2002, by Telefónica Capital, S.A. as consideration for shares representing 77.22% of the capital stock of the Spanish company Fonditel Entidad Gestora de Fondos de Pensiones, S.A., with a net book value of €12.12 million.

- Capital increase authorized by the Special Stockholders' Meeting carried out on December 23, 2002, by Telefónica Datacorp, S.A. as consideration for shares representing 99% of the capital stock of the German company HighwayOne Germany GmbH.

- Capital increase carried out by Atento N.V. as consideration for all the shares of the U.S. company Atento Holding Inc.

- Capital increase of €821,763.71 carried out by Zeleris Soluciones Integrales, S.L. as consideration for all the shares of the Spanish company Zeleris España, S.A.

This transaction was carried out under the tax neutrality regime provided for share exchanges in Article 97 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

- Capital increase authorized by the Stockholders' Meeting of Telefónica Móviles, S.A. carried out on May 23, 2002, for a par value of €6,998,086.3 and additional paid-in capital of €106,197,586.22 as consideration for shares of the Brazilian company Iberoleste Participaçoes, S.A.

This transaction was carried out under the tax neutrality regime provided for nonmonetary contributions in Article 108 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

- Capital increase authorized by the Stockholders' Meeting of Telefónica Móviles, S.A. carried out on May 27, 2002, for a par value of €6,402,660.5 and additional paid-in capital of €97,161,858.50 as consideration for shares of the Brazilian companies TBS Celular Participaçoes, S.A., Sudestecel Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Tele Sudeste Celular Participaçoes, S.A.

This transaction was carried out under the tax neutrality regime provided for nonmonetary contributions in Article 108 of Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995.

7.5 Short-term investment securities

In 2003 this caption included mainly placements of temporary cash surpluses in short-term investments.

(8) DEFERRED CHARGES

The breakdown of the balances of this caption as of December 31, 2003 and 2002, and the related amortization schedule are as follows:

	Maturity						Balance at	Balance at
	2004	2005	2006	2007	2008	Subsequent Years	12/31/03	12/31/02

Interest on long-term promissory notes	7.13	7.00	7.05	7.13	7.27	16.02	51.60	58.79
Debt arrangement expenses	33.50	27.90	19.94	19.92	18.44	70.17	189.87	207.82
Executive loyalty-building program costs	-	-	-	-	-	-	-	4.73
Other deferred charges	6.16	5.85	5.85	5.54	5.49	18.62	47.51	43.26
Total	46.79	40.75	32.84	32.59	31.20	104.81	288.98	314.60

(9) STOCKHOLDERS' EQUITY

The detail of the balances of equity accounts and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
		Allocation				Allocation
	Balance at	of 2001	Capital	Other	Balance at	of 2002	Capital	Distribution	Other	Balance at
	12/31/01	loss	increase	variations	12/31/02	Loss	Increase	of dividends	variations	12/31/03

Capital stock	4,671.92	-	188.74	-	4,860.66	-	196.37	-	(101.14)	4,955.89
Additional paid-in capital	11,670.02	-	-	-	11,670.02	(1,516.22)	-	(1,653.15)	(513.51)	7,987.14
Revaluation reserves	3,070.68	-	(188.74)	-	2,881.94	(1,316.67)	(196.37)	-	-	1,368.89
Legal reserve	652.57	-	-	-	652.57	-	-	-	-	652.57
Voluntary reserve	2,133.13	(354.18)	-	(133.15)	1,645.80	(1,645.80)	-	-	-	-
Reserve for treasury stock	260.70	-	-	73.86	334.56	-	-	-	(201.10)	133.46
Other restricted reserves	5.40	-	-	-	5.40	-	-	-	-	5.40
Income (Loss) for the year	(354.18)	354.18	-	(4,478.69)	(4,478.69)	4,478.69	-	-	1,373.71	1,373.71

Total	22,110.24	-	-	(4,537.98)	17,572.26	-	-	(1,653.15)	557.96	16,477.06

a) Capital stock

As of December 31, 2003, Telefónica, S.A.’s capital stock amounted to €4,955,891,361 and consisted of 4,955,891,361 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system (“Continuous Market”) (in the selective “Ibex 35” Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.

On June 15, 2001, the Stockholders’ Meeting of Telefónica, S.A. authorized the Board of Directors to increase the Company’s capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2003, the Board of Directors had not made use of this authorization.

Also, on June 15, 2001, the Stockholders’ Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These two capital increases were carried out in the first few months of 2002, as indicated below.

In addition, on April 12, 2002, the Stockholders’ Meeting approved two successive capital increases with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares to be assigned free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These two capital increases were carried out in the first few months of 2003, as indicated below.

Also, the aforementioned Stockholders’ Meeting on April 12, 2002, resolved to increase capital by €2,180,809 through the issuance of new common shares with additional paid-in capital of €11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefónica, S.A. shares on the stock market).

Also, on April 11, 2003, the Stockholders’ Meeting granted the Board of Directors the necessary powers to issue fixed-income securities at one or several times within a maximum period of five years from the date of adoption of the related resolution. The total maximum amount of the issue or issues of fixed-income securities that the Board can resolve to make pursuant to the aforementioned powers, together with that of the Company’s other issues outstanding on the date on which these powers are exercised, cannot exceed the maximum limit of the amount of paid-in capital stock plus the reserves recorded in the latest available approved balance sheet and the asset revaluation accounts accepted by the authorities, pursuant to Article 282.1 of the Spanish Corporations Law. The fixed-income securities issued can be debentures, bonds, promissory notes or any other kind of fixed-income security, both simple and, in the case of debentures and bonds, exchangeable for shares of the Company or of any of the Group companies and/or convertible into shares of the Company. As of December 31, 2003, the Board of Directors had not exercised these powers, except in relation to the approval of a program to issue corporate promissory notes for 2004.

In addition, on April 11, 2003, the Stockholders’ Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2003 and 2002, Telefónica S.A. held the following shares of treasury stock:

	Number of Shares	Euros per Share (*)		Market Value	%
		Acquisition	Market Price
Treasury stock at 12/31/03	40,532,869	10.39	10.85	439.66	0.81787
Treasury stock at 12/31/02	91,631,076	11.65	8.53	781.61	1.88516
As indicated in Note 4-f, a drop in the market value of the shares would lead to the recording of additional provisions with a charge to income, but would not affect the total amount of equity.

In 2003 the Company acquired for consideration 50,792,028 shares of treasury stock and 3,918,983 shares were assigned to it in the capital increases at no charge to stockholders. Also 101,140,640 shares were used to retire a portion of the capital stock and 6,000,000 shares were sold for a gain of €7.12 million (see Note 16.6). Lastly, as a result of the completion of the process of purchasing the holding in Telefónica Holding Argentina, S.A. in 2003, the settlement relating to the Company amounted to the equivalent of 1,331,422 share of treasury stock, which gave rise to an extraordinary gain of €12.63 million (see Note 16.6). The average acquisition cost of the shares of treasury stock as of December 31, 2003 and 2002, was €10.39 and €11.65 per share, respectively.

The balance sheets as of December 31, 2003 and 2002, include the acquisition cost of the shares of treasury stock (€421.26 million and €1,067.94 million, respectively) net of allowances of €287.80 million and €733.38 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-f), with a cumulative charge to the consolidated statement of operations in respect of the market value of these shares (€286.33 million in 2002) and with a cumulative charge to unrestricted reserves in respect of the amount by which the market value or cost in 2003 exceeds the underlying book value (€287.80 million and €447.05 million in 2003 and 2002, respectively). The allowance released with a credit to 2003 income amounted to €159.95 million, as a result of the positive performance of the share price in the period (the provision recorded in 2002 amounted to €288.09 million) (see Note 16.6).

The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2003 and 2002 it recorded provisions of €448.84 million and €59.29 million, respectively, with a charge to the “Unrestricted Reserves” caption on the asset side of the accompanying balance sheet to reflect the underlying book value of the treasury stock (see Note 4-f).

Variations in capital stock and additional paid-in capital in 2003

The variations in 2003 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

			Millions of Euros
	Date	Number of Shares	Capital Stock	Additional Paid-in Capital
Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02
Capital increase at no cost to stockholders	02/12/03	97,213,225	97.21	-
Capital increase at no cost to stockholders	04/11/03	99,157,490	99.16	-
Retirement of treasury stock	06/05/03	(101,140,640)	(101.14)	(265.77)
Monetary dividend	Jul.-Oct. 2003	-	-	(1,233.15)
Dividend in kind		-	-	(420.00)
Restricted reserve for treasury stock		-	-	(247.74)
Allocation of 2002 loss		-	-	(1,516.22)
Balance at December 31, 2003		4,955,891,361	4,955.89	7,987.14

The capital increases and decreases formalized in 2003 were as follows:

On February 12, 2003, the notarial deed of formalization and execution of a capital increase at Telefónica S.A. was executed. This capital increase, for a par value of €97,213,225 was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 27, 2003.

On April 11 2003, the notarial deed of formalization and execution of a capital increase at Telefónica S.A. was executed. This capital increase, for a par value of €99,157,490, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from May 2, 2003.

On June 5, 2003, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Stockholders’ Meeting on April 11, 2003, was executed. Capital was reduced through the retirement of treasury stock previously acquired by the Company pursuant to the authorization of the Stockholders’ Meeting. As a result, 101,140,640 shares of treasury stock of Telefónica S.A. were retired and the Company’s capital stock was reduced by a par value of €101,140,640. Article 5 of the bylaws in relation to the capital stock figure, which from that date was set at €4,955,891,361 was reworded accordingly. At the same time, pursuant to Article 167.3 of the Spanish Corporations Law, and in order to render null and void the right of opposition provided for in Article 166 of the Corporations Law, it was decided to record a reserve for retired capital stock for an amount equal to the par value of the retired shares, which can only be used if the same requirements as those applicable to the reduction of normal capital stock are met. The retired shares were excluded from official listing on June 18, 2003.

In addition, on April 11, 2003, the Stockholders Meeting resolved to distribute a portion of the additional paid-in capital recorded in the Company’s balance sheet, through the payment of €0.25 per share for each of the Company’s outstanding shares. The related charge was made to the “Additional Paid-in Capital” account. This amount was paid in two installments, the first of €0.13 per share on July 3, 2003, and the second of €0.12 per share on October 15, 2003. The total amount paid amounted to €1,233.17 million.

Also, on April 11, 2003, the Stockholders’ Meeting approved the distribution in kind of a portion of the additional paid in capital, for a total amount of up to €420,003,360, through the distribution to the stockholders of Telefónica S.A. of shares representing up to 30% of the capital stock of Antena 3 de Televisión S.A. This distribution, which was carried out in November 2003, was subject to the condition precedent, already fulfilled, that the Spanish National Securities Market Commission (CNMV) approved the admission to listing of the shares of the aforementioned company (see Note 7.4).

Variations in capital stock and additional paid-in capital in 2002

The variations in 2002 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

			Millions of Euros
	Date	Number of Shares	Capital Stock	Additional Paid-in Capital
Balance at December 31, 2001		4,671,915,885	4,671.92	11,670.02
Capital increase at no cost to stockholders	02/13/02	93,438,317	93.44	-
Capital increase at no cost to stockholders	04/12/02	95,307,084	95.30	-
Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02

The capital increases carried out and formalized in 2002 were as follows:

On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

On April 12, 2002, the notarial deed of formalization and execution of a further capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

b) Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c) Revaluation reserves

The balance of the “Revaluation Reserves” caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

The detail as of December 31, 2003 and 2002, of the balances of the revaluation reserves, which amounted to €1,368.89 million and €2,881.94 million, respectively, and of the variations therein in 2003 and 2002 is as follows:

Millions of Euros
Balance at 12/31/01	3,070.68
Capital increase on February 13, 2002	(93.44)
Capital increase on April 12, 2002	(95.30)
Balance at 12/31/02	2,881.94
Capital increase on February 12, 2003	(97.21)
Capital increase on April 11, 2003	(99.16)
Amounts used to offset 2002 losses	(1,316.67)
Balance at 12/31/03	1,368.89

(10) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

10.1 The detail of the balances as of December 31, 2003 and 2002, of the debentures, bonds and corporate promissory notes and of the variations therein in the years then ended is as follows:

	Millions of Euros
	Nonconvertible	Corporate
	Debentures	Promissory
	and Bonds	Notes	Total
Balance at 12/31/01	2,549.38	624.81	3,174.19
New issues	-	1,403.17	1,403.17
Redemptions	(116.09)	(1,328.64)	(1,444.73)
Adjustments and other variations	75.92	-	75.92
Balance at 12/31/02	2,509.21	699.34	3,208.55
New issues	-	1,346.15	1,346.15
Redemptions	-	(1,439.04)	(1,439.04)
Adjustments and other variations	86.00	-	86.00
Balance at 12/31/03	2,595.21	606.45	3,201.66
Maturity:
Long term	2,525.97	-	2,525.97
Short term	69.24	606.45	675.69
Unmatured accrued interest	52.02	-	52.02

10.2 The detail of the debentures and bonds outstanding as of December 31, 2003, and of their main features, is as follows:

	Type of Interest	Maturity						Subsequent Years
Debentures and Bonds		Interest Rate %	2004	2005	2006	2007	2008		TOTAL

DEBENTURES
FEBRUARY 1990 SERIES B	FIXED	12.6000	-	8.22	-	-	-	-	8.22
FEBRUARY 1990 SERIES C	FIXED	12.6000	-	-	-	-	-	3.76	3.76
FEBRUARY 1990 SERIES E	ZERO CUPON	12.8532	-	66.79	-	-	-	-	66.79
FEBRUARY 1990 SERIES F	ZERO CUPON	12.5793	-	-	-	-	-	7.24	7.24
DECEMBER 1990	ZERO CUPON	13.5761	-	629.77	-	-	-	-	629.77
OCTOBER 2004	FIXED	8.2500	69.24	-	-	-	-	-	69.24
APRIL 1999	FIXED	4.5000	-	-	-	-	-	500.00	500.00
JUNE 1999	FLOATING	2.6540	-	-	-	-	-	300.00	300.00
JULY 21, 1999	ZERO CUPON	6.3700	-	-	-	-	-	39.48	39.48
MARCH 2, 2000	FLOATING	4.5800(*)	-	-	-	-	-	50.00	50.00
APRIL 2000	FIXED	5.6250	-	-	-	500.00	-	-	500.00

BONDS
MARCH 1998	FIXED	4.8414	-	-	-	-	420.71	-	420.71

Total issues			69.24	704.78	-	500.00	420.71	900.48	2,595.21

(*) The applicable interest rate (floating, set annually) is that relating to the ten-year pound sterling swap multiplied by 1.0225.

10.3 The zero-coupon debentures and bonds are included in the balance sheet at their issue value plus the related accrued interest.

The detail of the maturities and redemption values of these debentures and bonds is as follows:

Issue	Redemption Date	Redemption Rate (%)	Current Value	Redemption Value
DEBENTURES
FEBRUARY 1990 SERIES E	02/26/05	613.338%	66.79	76.79
FEBRUARY 1990 SERIES F	02/26/10	1,069.479%	7.24	15.04
DECEMBER 1990	12/28/05	675.000%	629.77	811.37
JULY 1999	07/21/29	637.638%	39.48	191.29

Total			743.28	1,094.49

10.4 As of December 31, 2003, there was a seried promissory note issue program outstanding, the detail being as follows:

Amount (Millions of Euros)	Method of Placement	Face Value	Maturity	Placement

1,000 extendable to 2,000	Through auctions	€1,000	At 3, 6, 12, 18 and 25 months	Competitive auctions at least once a month
	Customized, intermediated by participating entities	€100,000	At 30 to 750 days	Specific transactions

10.5 The average interest rate on the outstanding debentures and bonds at year-end was 6.85% in 2003 (6.81% in 2002), and the average interest rate on the corporate promissory notes was 3.416% in 2003 (3.465% in 2002).

(11) PAYABLE TO CREDIT INSTITUTIONS

11.1 The detail of the balances of this caption as of December 31, 2003 and 2002, is as follows:

	Average		Millions of Euros
	Interest Rate		2003			2002
	2003	2002	Short Term	Long Term	Total	Short Term	Long Term	Total
Promissory notes	13.52	13.52	6.92	99.64	106.56	7.09	106.56	113.65
Loans and credits	2.33	3.49	718.38	2,420.78	3,139.16	1,561.04	2,873.05	4,434.09
Foreign currency	1.29
loans and credits		1.76	135.61	144.83	280.44	134.34	530.28	664.62
Total			860.91	2,665.25	3,526.16	1,702.47	3,509.89	5,212.36

11.2 These balances mature as follows:

	Maturity
	2004	2005	2006	2007	2008	Subsequent Years	Balance at 12/31/03
Promissory notes	6.92	6.74	6.57	6.37	6.14	73.82	106.56
Loans and credits	718.38	872.35	672.98	157.73	31.93	685.79	3,139.16
Foreign currency loans and credits	135.61	94.68	50.15	-	-	-	280.44
Total	860.91	973.77	729.7	164.10	38.07	759.61	3,526.16

11.3 The “Loans and Credits” account includes a syndicated loan of €1,200 million arranged by the Company in 1999 with 38 financial institutions. This loan has a term to maturity of five or seven years, chosen by each lending institution, and it will be repaid at one time on the maturity of each tranche. The loan bears interest at a floating rate tied to Euribor.

In December 2001 a loan of US$ 115 million maturing in July 2006 was arranged with BBVA.

In relation to the issue of 42 bearer promissory notes made with La Estrella, S.A. de Seguros and maturing on February 15, 2001, which carried a commitment to issue new promissory notes, on February 15, 2001, Telefónica, S.A. issued 74 bearer promissory notes with a par value of €126.29 million and maturing in February 2011.

11.4 Credit facilities available

The “loans and credits” balances relate only the amounts drawn down.

As of December 31, 2003, the undrawn credit facility balances amounted to €6,528 million, which sufficiently covers the financing needs arising from short-term commitments.

The claimability of certain financing arranged by Telefónica is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these financial statements.

(12) PAYABLE TO GROUP AND ASSOCIATED COMPANIES

12.1 The detail of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	2003			2002
	Long Term	Short Term	Total	Long Term	Short Term	Total
Loans	12,469.47	7,614.78	20,084.25	12,238.53	5,662.07	17,900.60
Accounts payable to Group companies for purchases and services	-	71.57	71.57	-	217.01	217.01
Accounts payable to subsidiaries due to taxation on a consolidated basis	5,108.17	248.68	5,356.85	5,441.10	6.21	5,447.31
Total	17,577.64	7,935.03	25,512.67	17,679.63	5,885.29	23,564.92

12.2 In 2003 and 2002 Telefónica Europe, BV granted the following loans to the Company:

Year
Granted	Maturity	Millions of Euros
2002	2003	96
2002	2005	50
2002	2004	80
2002	2012	2,000
2003	2005	100
2003	2013	1,500
2003	2033	500
2003	2005	100
2003	2005	100
2003	2005	50
2003	2006	100
2003	2006	200

The financing arranged in 2003 includes as an associated cost the commissions or premiums which are charged to the statement of operations in the period in which the financing is arranged (see Note 8).

I These loans bear interest at market rates (Euribor plus a spread). The average interest rate in 2003 was 5.87%.

II The total financing received from Telefónica Europe, B.V. as of December 31, 2003, amounted to €12,559.88 million.

Additionally, the Company had been granted financing from Telefónica Finanzas, S.A. as of December 31, 2003, amounting to €6,058.51 million, and from Telefónica de España, S.A.U. amounting to €1,042.39 million.

12.3 The detail of the short-term accounts payable to Group companies for purchases and services is as follows:

	Millions of Euros
	2003	2002
Telefónica de España, S.A.U.	42.11	84.93
Telefónica de Contenidos, S.A.	-	6.49
Telefónica Internacional, S.A.	-	56.04
Telefónica Móviles, S.A.	-	56.83
Telefónica Móviles España, S.A.	3.42	-
Terra Networks, S.A.	2.70	-
Terra España, S.A.	6.25	-
Educaterra	2.31	-
Telefónica Holding Argentina, S.A.	7.47	7.35
Other	7.32	5.37
Total	71.58	217.01

The long-term balance of the “Accounts Payable to Subsidiaries Due to Taxation on a Consolidated Basis” account includes basically the accounts payable to these companies for their contribution of tax losses to the tax group headed by Telefónica, S.A. (see Note 14.2). The short-term balance relates mainly to corporate income tax installment payments made by the Group companies through Telefónica.

These amounts include most notably those relating to Telefónica Internacional. S.A. (€2,941.31 million) and Telefónica Móviles Holding, S.A. (€884.80 million) for the contribution of tax losses to the tax group in prior years.

(13) DERIVATIVES

In 2003 the Company continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2003, the total outstanding balance of derivatives transactions was €27,158.04 million (€38,717.54 million as of December 31, 2002) of which €13,394.17 million related to interest rate risk and €12,726.29 million to exchange risk (€18,973.30 million and €19,367.19 million as of December 31, 2002, respectively).

It should be noted that as of December 31, 2003, Telefónica S.A. had arranged transactions with financial institutions to hedge interest rate and exchange risks for other Telefónica Group companies amounting to €1,846.13 million and €4,313.16 million, respectively (€8,553.30 million and €12,069.69 million, respectively, as of December 31, 2002). The balancing entries for these external transactions were intercompany hedging transactions with identical conditions and maturities arranged between Telefónica S.A. and the Group companies, and, accordingly, the transactions do not involve any risk for Telefónica S.A.

Most of the derivatives transactions are assigned directly to individual asset or liability positions in the balance sheet. Also, there is a transaction portfolio hedging financial risks of the Company. The net financial gain obtained in 2003 in relation to these transactions amounted to €48.33 million.

13.1 The detail of the portfolio by type of derivative as of December 31, 2003, is as follows:

	Millions
	2003
Type of Risk	Equivalent	Telefónica Receives		Telefónica Pays
	Euro Value	Value	Currency	Value	Currency
Euro interest rate swaps	7,004.89
Fixed to floating	1,761.76	1,761.76	EUR	1,761.76	EUR
Floating to fixed	4,260.42	4,260.42	EUR	4,260.42	EUR
Floating to floating	982.71	982.71	EUR	982.71	EUR
Cross-currency swaps	4,146.57
Fixed to floating	3,330.58
USD/USD	3,126.91	3,949.29	USD	3,949.29	USD
MXN/MXN	203.67	2,898.99	MXN	2,898.99	MXN
Floating to fixed	815.99
USD/USD	498.81	630.00	USD	630.00	USD
GBP/GBP	113.51	80.00	GBP	80.00	GBP
MXN/MXN	203.67	2,898.99	MXN	2,898.99	MXN
Exchange rate swaps	11,934.89
Fixed to fixed	2,007.43
USD/EUR	1,885.94	1,727.46	USD	1,885.94	EUR
GBP/EUR	121.49	80.00	GBP	121.49	EUR
Fixed to floating	838.99
USD/EUR	531.40	543.83	USD	531.40	EUR
JPY/EUR	56.95	6,200.00	JPY	56.95	EUR
BRL/EUR	96.99	288.17	BRL	96.99	EUR
MAD/EUR	33.76	349.09	MAD	33.76	EUR
PEN/USD	91.05	402.25	PEN	115.00	USD
MXN/USD	28.84	371.55	MXN	36.43	USD
Floating to fixed	1,271.46
EUR/BRL	78.97	96.99	EUR	288.17	BRL
EUR/USD	167.91	182.82	EUR	212.08	USD
USD/EUR	874.97	827.73	USD	874.97	EUR
MAD/EUR	31.49	33.76	MAD	349.09	EUR
USD/PEN	91.94	115.00	USD	402.25	PEN
USD/MXN	26.18	36.43	USD	371.55	MXN
Floating to floating	7,817.00
EUR/USD	1,859.19	2,237.15	EUR	2,348.16	USD
USD/EUR	5,005.84	4,962.59	USD	5,005.84	EUR
EUR/GBP	283.77	303.72	EUR	200.00	GBP
GBP/EUR	182.23	120.00	GBP	182.23	EUR
USD/MXN	231.31	321.63	USD	3,282.59	MXN
MXN/USD	254.66	3,282.59	MXN	321.63	USD
Forward transactions	262.25
USD/EUR	217.23	267.41	USD	217.23	EUR
EUR/USD	3.96	5.28	EUR	5.00	USD
USD/ARS	21.12	25.18	USD	78.17	ARS
ARSUSD	19.94	78.17	ARS	25.18	USD
Subtotal	23,348.59

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	2,242.72
Caps & Floors	2,242.72
US DOLLAR	158.35	200.00	USD
EURO CURRENCY	2,084.37	2,084.37	EUR
Swaptions	-
EURO CURRENCY	-	-	EUR
Interest rate options	529.14		EUR
USD/EUR	529.14	668.31	USD
Equity swaps	323.95
Stock options	713.63	713.63	EUR
Subtotal	3,809.44
TOTAL	27,158.03
Note: The stock options position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of €11.43. Also, there are combinations of call options bought at €11.02, call options sold at €12.07 and put options sold at €10.56 with a total positive delta of 4.7 million shares.

13.2 The detail of the portfolio by type of derivative as of December 31, 2002, is as follows:

	Millions
	2002
Type of Risk	Equivalent	Telefónica Receives		Telefónica Pays
	Euro Value	Value	Currency	Value	Currency
Euro interest rate swaps	5,390.62
Fixed to floating	1,714.18	1,714.18	EUR	1,714.18	EUR
Floating to fixed	2,713.11	2,713.11	EUR	2,713.11	EUR
Floating to floating	963.33	962.95	EUR	963.33	EUR
Cross-currency swaps	10,944.10
Fixed to floating	6,310.84
USD/USD	6,276.44	6,582.10	USD	6,582.10	USD
MXN/MXN	34.40	372.00	MXN	372.00	MXN
Floating to fixed	4,633.26
USD/USD	4,475.88	4,693.85	USD	4,693.85	USD
GBP/GBP	122.98	80.00	GBP	80.00	GBP
MXN/MXN	34.40	372.00	MXN	372.00	MXN
Exchange rate swaps	19,221.58
Fixed to fixed	702.52
USD/EUR	70.61	65.00	USD	70.61	EUR
GBP/EUR	121.49	80.00	GBP	121.49	EUR
USD/JPY	132.29	136.00	USD	16,456.00	JPY
JPY/USD	129.68	16,456.00	JPY	136.00	USD
USD/BRL	100.65	155.00	USD	372.93	BRL
BRL/USD	147.80	372.93	BRL	155.00	USD
Fixed to floating	511.84
EUR/USD	50.73	58.41	EUR	53.20	USD
USD/EUR	119.58	109.00	USD	119.58	EUR
JPY/EUR	113.90	12,400.00	JPY	113.90	EUR
BRL/EUR	96.99	288.17	BRL	96.99	EUR
BRL/USD	40.05	108.77	BRL	42.00	USD
PEN/USD	47.68	176.13	PEN	50.00	USD
MXN/USD	42.91	450.33	MXN	45.00	USD
Floating to fixed	1,603.56
EUR/JPY	49.84	56.95	EUR	6,200.00	JPY
EUR/BRL	77.77	96.99	EUR	288.17	BRL
USD/EUR	1,357.18	1,247.73	USD	1,357.18	EUR
USD/BRL	29.35	42.00	USD	108.77	BRL
USD/PEN	47.78	50.00	USD	176.13	PEN
USD/MXN	41.64	45.00	USD	450.33	MXN
Floating to floating	16,403.66
EUR/USD	6,025.93	6,229.20	EUR	6,319.40	USD
USD/EUR	8,949.64	8,753.25	USD	8,949.64	EUR
EUR/GBP	384.32	387.08	EUR	250.00	GBP
GBP/EUR	265.59	170.00	GBP	265.59	EUR
JPY/EUR	282.00	30,000.00	JPY	282.00	EUR
USD/MXN	245.87	262.50	USD	2,659.03	MXN
MXN/USD	250.31	2,659.03	MXN	262.50	USD
Forward transactions	145.60
USD/EUR	38.67	37.61	USD	38.67	EUR
EUR/USD	102.51	111.14	EUR	107.50	USD
USD/CLP	2.26	2.26	USD	1,700.00	CLP
CLP/USD	2.16	1,700.00	CLP	2.26	USD
Subtotal	35,701.90

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	2,638.57
Caps & Floors	2,050.81
US DOLLAR	190.71	200.00	USD
EURO CURRENCY	1,860.10	1,860.10	EUR
Swaptions	508.43
US DOLLAR	429.10	450.00	USD
EURO CURRENCY	79.33	79.33	EUR
Interest rate options	79.33	79.33	EUR
Equity swaps	377.05
Subtotal	3,015.62
TOTAL	38,717.52
The detail, by average maturity, of the hedging transactions in 2003 and 2002 is as follows:
	2003
		Up to	1 to 3	3 to 5	Over 5
	Amount	1 Year	Years	Years	Years
With underlying instrument

Loans	19,345.98	7,503.30	4,635.74	4,272.94	2,934.00
In national currency	9,268.34	3,677.96	1,586.32	3,193.74	810.32
In foreign currencies	10,077.64	3,825.34	3,049.42	1,079.20	2,123.68
MTN debentures and bonds	4,308.38	1,652.65	817.13	285.04	1,553.56
In national currency	524.27	-	-	-	524.27
In foreign currencies	3,784.11	1,652.65	817.13	285.04	1,029.29
Preferred shares	1,500.00	-	-	-	1,500.00
In national currency	1,500.00	-	-	-	1,500.00
Other assets and liabilities	966.10	914.42	51.68	-	-
Swaps	391.94	340.26	51.68	-	-
Exchange rate options	529.14	529.14
Forward transactions	45.02	45.02
Subtotal	26,120.46	10,070.37	5,504.55	4,557.98	5,987.56

Shares	1,037.58	1,037.58	-	-	-
Swaps	323.95	323.95	-	-	-
Stock options	713.63	713.63	-	-	-
Total	27,158.04	11,107.95	5,504.55	4,557.98	5,987.56
Note: The stock options position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of €11.43. Also, there are combinations of call options bought at €11.02, call options sold at €12.07 and put options sold at €10.56 with a total positive delta of 4.7 million shares.

	2002
		Up to	1 to 3	3 to 5	Over 5
	Amount	1 Year	Years	Years	Years
With underlying instrument

Loans	25,438.85	3,535.94	15,667.99	3,678.96	2,555.96
In national currency	12,312.63	1,601.07	6,641.76	2,270.85	1,798.95
In foreign currencies	13,126.22	1,934.87	9,026.23	1,408.11	757.01
MTN debentures and bonds	11,353.86	7,115.63	2,752.94	114.43	1,370.86
In national currency	410.83	50.73	-	-	360.10
In foreign currencies	10,943.03	7,064.90	2,752.94	114.43	1,010.76

Liabilities	1,547.78	47.78	-	-	1,500.00
Swaps	47.78	47.78	-	-	-
Interest rate options	1,500.00	-	-	-	1,500.00
Shares	377.05	377.05	-	-	-
Total	38,717.54	11,076.40	18,420.93	3,793.39	5,426.82

(14) TAX MATTERS
Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. 54 companies formed the consolidated tax group in 2003.

14.1 Deferred tax assets and liabilities
The detail as of December 31, 2003 and 2002, of Telefónica’s deferred tax assets and liabilities, and of the variations therein in 2003 and 2002, is as follows:

	Deferred Tax Assets	Deferred Tax Liabilities	Intercompany Deferred Tax Liabilities/(Assets)
	Long Term	Long Term	Long Term
Balance at December 31, 2001	91.03	3.87	42.39

Reversal	(36.06)	-	-
Arising in the year	20.22	-	4.78
Other variations	(16.01)	(3.87)	(12.46)
Balance at December 31, 2002	59.18	-	34.71
Reversal	(15.90)	-	(0.13)
Arising in the year	10.72	-	4.76
Other variations	26.18	-	-
Balance at December 31, 2003	80.18	-	39.34
Telefónica’s deferred tax assets relate mainly to employee long-service bonuses, and to accounting provisions recorded for investments in companies with negative underlying book values.
The deferred tax liabilities reversed in 2002 relate mainly to timing differences due to the reinvestment of extraordinary gains.

14.2 Taxes payable and taxes receivable
The detail of the “Taxes Payable” and “Taxes Receivable” captions as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at	Balance at
	12/31/03	12/31/02
Taxes payable:
Long-term taxes payable:	39.34	34.71
Deferred tax liabilities	39.34	34.71
Short-term taxes payable:	15.43	12.16
Personal income tax withholdings	3.18	1.05
VAT	8.62	7.51
Withholdings from income from movable capital and other	2.87	2.32

Accrued social security taxes	0.76	1.28
Total	54.77	46.87
	Millions of Euros
	Balance at	Balance at
	12/31/03	12/31/02
Taxes receivable:
Long-term taxes receivable (Note 7)	5,000.10	4,932.90
Deferred tax assets	80.18	59.18
Long-term tax loss carryforwards	4,919.92	4,873.72
Short-term taxes receivable:	30.66	45.41
Corporate income tax prepayments
Tax withholdings	11.58	6.27
Corporate income tax refundable	0.33	2.67
Taxes recoverable and other	0.03	0.11
VAT and Canary Islands general indirect tax refundable	18.72	36.36
Total	5,030.76	4,978.31

14.3 Reconciliation of the income/loss per books to the tax base and determination of the corporate income tax revenue and net tax refundable.

The corporate income tax revenue and the net tax refundable for 2003 and 2002 are as follows.

	Millions of Euros
	2003	2002
Income (Loss) before taxes per books	1,036.50	(5,766.30)
Permanent differences	(1,962.50)	2,747.13
Timing differences
Arising in the year	30.62	57.78
Arising in prior years	(44.97)	(103.04)
Tax base	(940.35)	(3,064.43)
Gross tax payable	(329.12)	(1,072.55)
Tax credits capitalized	(22.43)	(85.61)
Other tax credits and tax relief	-	(152.25)
Corporate income tax refundable	(351.55)	(1,310.41)
Timing differences	5.02	15.84
Corporate income tax accrued in Spain	(346.53)	(1,284.57)
Foreign taxes	6.30	5.06
Other	3.02	1.90
Total income tax	(337.21)	(1,287.61)

The tax credits taken relate basically to the reinvestment of gains and double taxation.

The income qualifying for the tax credit for reinvestment of extraordinary gains in 2003 amounted to €7.01 million, and the reinvestment commitment of the Telefónica tax group to which the company belongs were sufficiently covered in the year.

The permanent differences relate mainly to the investment valuation provisions recorded by the tax Group companies included in the consolidated corporate income tax return in order to avoid duplication, since these companies recorded the tax asset in their own individual financial statements, to dividends received from tax group companies or foreign companies taxed at source and to nondeductible provisions.

The detail of the variation in the adjustments for timing differences in 2003 is as follows:

Millions of Euros
Timing differences:
Long-service bonuses	(25.79)
Period provisions for contingencies and expenses	11.44
Total	(14.35)

The taxes incurred abroad relate mainly to the corporate income tax borne by the permanent establishment in Argentina.

14.4 On September 25, 2002, tax audits commenced at several of the companies included in tax group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2001) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). No material liabilities not recorded in the accompanying financial statements are expected to arise as a result of the reviews currently being performed by the tax inspection authorities.

(15) OTHER NONTRADE PAYABLES
The balance of this caption relates mainly to compensation payable and to other payables relating to fixed asset purchases.

(16) REVENUES AND EXPENSES

16.1 Operating revenues

The revenues from sales and services in 2003 and 2002 related to sales to Group companies and, principally, to the management contract with Telefónica de Argentina, S.A.

In November 1990 Telefónica and Telefónica Argentina, S.A. entered into a renewable management contract expiring in 2003 regulating the counseling services rendered by Telefónica and the price thereof. The revenues received in this connection in 2003 and 2002 amounted to €28.02 million and €29.90 million, respectively, and these amounts are recorded under the “Net Sales to Group Companies” caption in the accompanying statements of operations.

16.2 Personnel expenses

The detail of the personnel expenses is as follows:

	2003	2002

Compensation, incentive schemes, etc.	97.30	74.81
Pension plans (Note 4-h)	2.48	2.27
Employee welfare expenses and other	13.29	12.98
Total	113.07	90.06

The “Personnel Expenses” caption includes the severance paid to two senior managers who left the Company in 2003, the amount of which had been established in their respective senior management contracts.

In general, senior management contracts relating to members of the Executive Committee include indemnity clauses consisting of three years’ salary plus another year’s salary depending on the years of service at the Company, for cases of unilateral termination by the Company. The one-year’s salary payment consists of the last year’s fixed compensation and the arithmetic mean of the sum of the last two variable compensation payments received per the related contract.

The “Compensation, Incentive Schemes, etc.” caption includes the period expense for 2003 and 2002 relating to the Telefónica stock option plan (TOP) allocable to Company personnel, amounting to €8.69 million and €7.09 million, respectively.

16.3 Average number of employees

Category	2003	2002
University graduates and other line personnel	611	574
Junior college graduates and technicians (draftsmen)	8	7
Supervisors and data processing assistants	167	181
Building and services personnel	5	7
Total	791	769

The total number of employees as of December 31, 2003, was 767 (799 in 2002).

Compensation systems tied to share market price

At 2003 year-end Telefónica only had one compensation system tied to the market price of its shares, namely the TIES Program, described below, which is aimed at all the serving personnel of Telefónica and of most of its Spanish and foreign subsidiaries.

The other compensation system tied to the market price of Telefónica shares ended in September 2003. The so-called TOP Plan was aimed exclusively at executive personnel of Telefónica, S.A. and of several Group companies including the executive directors of Telefónica, S.A. This Plan was implemented by Telefónica on June 28, 1999, and was approved by the Company’s Stockholders’ Meeting on April 7, 2000.

In view of the fact that when the aforementioned TOP Plan expired after the last opportunity for beneficiaries (participants) to exercise the Telefónica, S.A. stock options held by them the exercise prices were substantially higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

Following is a detailed account of the TIES Program.

On February 23, 2000, the Board of Directors of Telefónica, S.A. approved the establishment of a compensation system tied to the market price of the Company’s shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefónica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

The aims of the TIES Program are identical to those achieved by other similar programs implemented in the past by Telefónica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefónica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefónica, S.A. shares under highly favorable terms and conditions.

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders’ meeting of Telefónica, S.A. approved two capital increases with disapplication of pre-preemptive subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new common shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

The main features of the TIES Program are as follows:

1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

2. Issue price: €5.

3. Maximum no. of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4. Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired. The initial reference value is set at €20.5 per share.

5. Exercise price: €5.

At its meeting on June 28, 2000, the Board of Directors of Telefónica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors’ Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefónica, S.A. in order to become beneficiaries of the TIES Program.

Subsequently, on November 29, 2000, the Board of Directors of Telefónica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefónica indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

On February 20, 2001, the notarial deed of formalization and execution of the second capital increase at Telefónica to cater for the TIES Program was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

On December 31, 2003, 73,171 persons were participating in the TIES program, who held a total of 30,113,539 purchase options on Telefónica, S.A. shares. As of that date, 510 Telefónica, S.A. employees were participating in the Plan.

No Telefónica, S.A. directors, general managers or employees of a similar rank to general manager are participating in the TIES Program.

16.4 Other interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of these captions is as follows:

	2003	2002
Debentures, bonds and other marketable debt securities	202.14	213.69
Euro loans and credits	857.93	763.63
Foreign currency loans	352.87	403.35

Total interest on accounts payable and similar expenses	1,412.94	1,380.67
Interest on loans to subsidiaries and associated companies	993.72	1,191.29
Revenues from investments in euros	46.28	18.20
Revenues from investments in foreign currencies	0.21	0.19
Revenues from financial derivatives	208.44	104.55
Total revenues from other equity investments and loans	1,248.65	1,314.23

€912.35 million and €900.23 million of the expenses related to interest on accounts payable to Group companies in 2003 and 2002, respectively (see Note 16.8).

16.5 Exchange differences

The detail of the exchange losses charged to income is as follows:

	2003	2002
Repayment of loans maturing in the year	126.90	122.46
Potential losses in 2003 and subsequent years	308.73	502.17
Recurring operations and derivatives	1,199.81	974.24
Total	1,635.44	1,598.87
The detail of exchange gains credited to income is as follows:

	2003	2002
Repayment of loans maturing in the year	42.73	21.23
Adjustment of foreign loans	959.78	1,013.88
Recurring operations and derivatives	588.74	236.11
Total	1,591.25	1,271.22

The variation in exchange gains and exchange losses in 2003 with respect to 2002 was due basically to the significant fluctuations in the US$/euro exchange rate, which was offset by the effect of hedges arranged for this purpose.

16.6 Extraordinary revenues

The “Extraordinary Revenues” caption in the accompanying statement of operations relates to nonrecurring revenues obtained by the Company. The detail of the extraordinary revenues is as follows:

	2003	2002
Gains on disposal of investments	29.44	1.17
Release of reserve for treasury stock (Note 9)	159.95	-
Other extraordinary revenues	21.87	1.54
Total	211.26	2.71

The gains on disposals of investments include mainly the gain of €27.18 million obtained from the divestment of the holding in Antena 3 de Televisión, S.A. (see Note 7.4.b).

As indicated in Note 9, the Company recorded an extraordinary revenue for the release of the provision for treasury stock recorded in prior years, due to the positive performance of the share price in 2003.

The “Other Extraordinary Revenues” caption includes mainly €12.63 million relating to the settlement for the acquisition of Telefónica Holding Argentina, S.A. And the gain of €7.12 million on the sale of treasury stock (see Note 9).

16.7 Extraordinary expenses

The detail of the extraordinary expenses is as follows:

	2003	2002
Prior years’ losses	21,72	6,21
Losses on long-term investments	10,08	-
Provision for treasury stock (Note 9)	-	288,09
Other extraordinary expenses	34,67	106,42
Total	66,47	400,72

The “Other Extraordinary Expenses” account includes most notably the provisions of €3.06 million and €34.62 million recorded by the Company in 2003 and 2002, respectively, to cover the underlying book value of certain investees that was negative as of December 31. These provisions are recorded under the “Provisions for Contingencies and Expenses” caption in the accompanying balance sheet.

Additionally, this account includes the provisions considered necessary by the Company to cover certain contingencies the amounts and probability of which were difficult to quantify or foresee as of the date of preparation of these financial statements.

16.8 Transactions with Group companies

Telefónica’s main transactions with Group companies in 2003 and 2002 were as follows:

	2003	2002
Dividends received	591.65	881.96
Accrued interest	1,174.51	1,285.82
Financial expenses (Note 16.4)	(912.35)	(900.23)
Acquisitions of goods and services from the Telefónica Group	(50.15)	(45.24)
Telefónica de Argentina management fee transferred to Telefónica de España	(1.40)	(1.49)

The dividends received in 2003 include most notably the dividend of €49.50 million paid by Telefónica de España, S.A.U., that of €24.05 million paid by Telefónica Publicidad e Información, S.A. and the distribution of additional paid-in capital received from Telefónica Móviles, S.A. amounting to €514.51 million. Those received in 2002 included most notably that of €855.54 million paid by Telefónica de España, S.A.U. and that of €22.06 million paid by Telefónica Publicidad e Información, S.A.

The accrued interest in 2003 includes most notably that relating to Telefónica de España, S.A.U. (€466.85 million), to Telefónica Móviles, S.A. (€312.61 million), to Telefónica Internacional, S.A. (€252.97 million), to Telefónica de Contenidos, S.A.U. (€78.78 million) and to Emergia, S.A. (€16.52 million). The accrued interest in 2002 included most notably that relating to Telefónica de España, S.A.U. (€516.50 million), to Telefónica Móviles, S.A. (€302.29 million), to Telefónica Internacional, S.A. (€222.99 million), to Telefónica de Contenidos, S.A. (€91.83 million) and to Emergia S.A. (€59.73 million).

The financial expenses paid to Group companies include most notably those arising from the financing received from Telefónica Europe, B.V. and Telefónica Finanzas, S.A.U., the cost of which in 2003 amounted to €707.07 million and €176.61 million, respectively (€613.26 million and €249.80 million, respectively, in 2002) (see Note 12.2).

(17) DIRECTORS’ COMPENSATION AND OTHER BENEFITS AND OTHER DISCLOSURES

a) Directors’ compensation and other benefits

The compensation of Telefónica’s directors consists of a fixed monthly payment and attendance fees for attending the Board of Directors’ advisory and control committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

The directors’ compensation is governed by Article 28 of the bylaws, which indicates that the amount of the compensation to be paid by the Company to its directors is set by the Stockholders’ Meeting, and the Board of Directors subsequently distributes it among the directors. In this connection, on April 11, 2003, the Stockholders’ Meeting set a maximum gross annual amount to be paid to the Board of Directors of €6 million, which includes a fixed payment and attendance fees for attending the Board of Directors’ advisory committee or control committee meetings. It should be noted that, in line with the best practices in this field, the directors’ compensation is not tied to results.

In 2003 the members of the Board of Directors of Telefónica, S.A. earned €10,900,943.98 (€3,339,958.34 fixed monthly payment, including the compensation earned as members of the Boards of Directors of other Telefónica Group companies; €120,247.86 of attendance fees for attending the Board of Directors’ advisory committee meetings (including the attendance fees for attending Board of Directors’ advisory committee meetings of other Telefónica Group companies); €7,275,864.86 of salaries and variable compensation of the executive directors; €114,872.92 of compensation in kind paid to the executive directors, which include life insurance premiums; and €50,000 of contributions paid by the Company, as promoter and for executive directors, under pension plans).

The breakdown of the compensation and benefits received by the directors of Telefónica in 2003 is as follows:

Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2003
Chairman	90,151.92
Deputy Chairmen	150,253.02
Directors (1):
Executive directors	90,151.92
Nominee directors	90,151.92
Independent directors	90,151.92
(1) Additionally, one director, who is not resident in Spain, receives an additional annual payment of €60,101.21 because his experience and work in relation to Latin America is of special interest to the Company.

Standing Committee: annual amount of the fixed payment received by each director (in euros):
Position	2003
Chairman	60,101.19
Deputy Chairman	60,101.19
Directors	60,101.19

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

Other committees of the Board of Directors: total annual amounts paid in 2003 for attending meetings of the advisory and control committees of the Board of Directors, received by the directors taken as a whole:

Committees	2003
Audit and Control	Attendance fee per meeting: €858.61
Number of meetings paid: 9
Total received: €26,616.91
Appointments and Compensation and Best	Attendance fee per meeting: €858.61
Practice Corporate Governance	Number of meetings paid: 6
Total received: €24,899,69
Human Resources and Corporate	Attendance fee per meeting: €858.61
Reputation	Number of meetings paid: 6
Total received: €20,606.64
Regulation	Attendance fee per meeting: €858.61
Number of meetings paid: 5
Total received: €12,879.15
Service Quality and Commercial Service	Attendance fee per meeting: €858.61
Number of meetings paid: 4
Total received: €8,586.1
International Matters	Attendance fee per meeting: €858.61
Number of meetings paid: 2
Total received: €7,727.49
Executive directors: total amounts received by the executive directors taken as a whole for the items indicated below (in euros):
2003
Salaries	3,811,030.07
Variable compensation	3,464,834.79
Compensation in kind	114,872.92
Contributions to pension plans	50,000

The executive directors César Alierta Izuel, Fernando Abril-Martorell Hernández (who resigned from his post as the Company’s Chief Executive Officer on September 24, 2003), Antonio J. Alonso Ureba and Luis Lada Díaz, in their capacity as directors of the Telefónica Group, were beneficiaries of the compensation plan linked to the share market price of the shares of Telefónica, S.A. targeted at the Telefónica Group’s executives (the “TOP Plan”) which came to an end in 2003. The options on Telefónica shares forming the subject matter of the Plan were not exercised and, accordingly, expired. The cost for Telefónica of the aforementioned compensation plan, in relation to the executive directors participating in the Plan, amounted to €1.02 million in 2003.
Additionally, it should be noted that the nonexecutive directors do not receive and did not receive in 2003 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

Lastly, the Company does not grant and did not grant in 2003 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

b) Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for the account of others

Pursuant to Article 127 ter. 4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Telefónica, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Owner	Investee	Activity	% of Ownership (1)	Functions
Isidro Fainé Casas	Terra Networks, S.A.	Telecommunications	< 0.01%	-
Maximino Carpio García	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Director
Miguel Horta e Costa	Portugal Telecom, SGPS, S.A.	Telecommunications	< 0.01%	Executive Chairman
Luis Lada Díaz	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
	Sogecable S.A.	Television, telecommunications and audiovisual production services	< 0.01%	Director
Antonio Massanell Lavilla	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
Enrique Used Aznar	Amper, S.A.	Telecommunications equipment provider	0.39%	Chairman
Antonio Viana Baptista	Portugal Telecom SGPS, S.A.	Telecommunications	< 0.01%	Director
	Telecom Italia	Telecommunications	< 0.01%	-
	Hellenic Telecom	Telecommunications	< 0.01%	-
	PT Multimedia- Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	Internet	< 0.01%	-
	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Executive Chairman
(1) If the holding is less than 0.01% of the capital stock, “< 0.01%” is shown.

Also, pursuant to the aforementioned Law, set forth below are the activities carried on, for their own account or for the account of others, by the various members of the Board of Directors that are identical, similar or complementary to the activity that constitutes the corporate purpose of Telefónica, S.A.:

Name	Activity Carried on	Type of Arrangement under which the Activity is Carried on	Company through which the Activity is Carried on (2)	Positions Held or Functions Performed at the Company
José Antonio Fernández Rivero	Internet and e-commerce	For account of others	Adquira España, S.A.	Chairman
Fernando de Almansa Moreno-Barreda	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
	Telecommunications	For account of others	Telefónica del Perú, S.A.A.	Director
	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Director
	Telecommunications	For account of others	Telecomunicaciones de Sao Paulo, S.A.	Director
Maximino Carpio García	Telecommunications equipment provider	For own account		Advisory Director of Abengoa, S.A.
	Wireless telecommunications	For account of others	Telefónica Móviles, S.A.	Director
Alfonso Ferrari Herrero	Telecommunications	For account of others	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	For account of others	Telefónica de Perú, S.A.A.	Director

Miguel Horta Costa	Telecommunications	For account of others	Portugal Telecom, SGPS S.A.	Executive Chairman
	Telecommunications	For account of others	PT Comunicações, S.A.	Chairman
	Telecommunications	For account of others	PT Multimedia-Serviços de Telecomunicações e Multimédia, SGPS, S.A.	Chairman
	Telecommunications	For account of others	PT Móveis-Serviçoes de Telecomunicações, SGPS, S.A.	Chairman
	Telecommunications	For account of others	TMN-Telecomunicações Móveis Nacionais, S.A.	Chairman
	Telecommunications	For account of others	PT Ventures, SGPS, S.A.	Chairman
	Telecommunications	For account of others	PT Sistemas de Informação, S.A.	Chairman
	Telecommunications	For account of others	PT Corporate-Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Chairman
Luis Lada Díaz	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
	Television, telecommunications and audiovisual production services	For account of others	Sogecable, S.A.	Director
Antonio Massanell Lavilla	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
Enrique Used Aznar	Telecommunications equipment provider	For account of others	Amper, S.A.	Chairman
	Telecommunications	For account of others	Telecomunicaciones de Sao Paulo, S.A.	Director
	Telecommunications	For account of others	Telefónica de Perú, S.A.A.	Director
	Telecommunications	For account of others	Terra Networks, S.A.	Director

Mario Eduardo Vázquez	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Chairman
	Telecommunications	For account of others	Telefónica Holding de Argentina, S.A.	Deputy Chairman
	Telecommunications	For account of others	Compañía Internacional de Telecomunicaciones, S.A.	Deputy Chairman
	Telecommunications	For account of others	Telefónica Móviles Argentina, S.A.	Chairman
	Telecommunications	For account of others	Telefónica Comunicaciones Personales, S.A.	Chairman
	Telecommunications	For account of others	Radio Móvil Digital Argentina, S.A.	Chairman
	Telecommunications	For account of others	Radio Servicios S.A.	Chairman
	Telecommunications	For account of others	Telinver, S.A.	Chairman
	Telecommunications	For account of others	Atento Argentina, S.A.	Chairman
	Telecommunications	For account of others	Katalyx Argentina, S.A.	Chairman
	Telecommunications	For account of others	Katalyx Food Service Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Katalyx Cataloguing Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Katalyx Construction Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Katalyx Transportation Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Altocity.com, S.A.	Deputy Chairman
	Telecommunications	For account of others	E-Commerce Latina, S.A.	Deputy Chairman
	Internet and e-commerce	For account of others	Adquira Argentina, S.A.	Chairman
	Information technology	For account of others	Indra SI, S.A.	Director

Antonio Viana Baptista	Telecommunications	For account of others	Telefónica Móviles, S.A.	Executive Chairman
	Telecommunications	For account of others	Telefónica Internacional, S.A.	Director
	Telecommunications	For account of others	Telefónica Móviles España, S.A.	Director
	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Director
	Telecommunications	For account of others	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	For account of others	Telecomunicaciones de Sao Paulo, S.A.	Director
	Telecommunications	For account of others	Brasilcel, N.V.	Director
	Telecommunications	For account of others	Portugal Telecom, SGPS, S.A.	Director
(2) Only shown if the activity is carried on for the account of others and, therefore, is carried on through a company.

Pursuant to Article 114.2 of the Spanish Corporations Law, also introduced by Law 26/2003, it is hereby stated that in the fiscal year to which these financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the course of the Company’s ordinary operations or in conditions other than normal market conditions.

(18) OTHER INFORMATION

Financial guarantees

	2003	2002
Guarantees provided for financial transactions	14,284.93	14,292.94

The "Guarantees Provided for Financial Transactions" account relates mainly to guarantees provided by Telefónica to third parties to secure the transactions of its subsidiaries and investees, mainly Telefónica Europe, B.V.

No significant losses are expected to arise for the Company in connection with these commitments.
The amount indicated for guarantees provided by Telefónica S.A. includes most notably the guarantee provided to certain credit institutions to cover the obligations of Ipse 2000, S.p.A. arising from the deferral of payment for the third-generation wireless telephony license in Italy. These guarantees are in turn counterguaranteed by the Group’s subsidiaries that own the investment in Ipse 2000, S.p.A.

Litigation

Telefónica, S.A. and its Group companies are party to several lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefónica Group is present.

Based on the reports of counsel engaged to act in the lawsuits of Telefónica, S.A., it is reasonable to consider that the adverse outcome of any of these, as yet, unresolved lawsuits will not materially affect the Telefónica Group’s economic and financial position or solvency. These lawsuits include most notably the following:

1) A proceeding contesting the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000.

The stockholder Javier Sotos García, who owns 300 shares of the Company, filed a complaint contesting the resolutions adopted by the Special Stockholders’ Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

On May 8, 2003, Court of First Instance no. 33 handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder, holding that it was inappropriate to rule on the voidness or voidability of the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000, and awarding the costs of the proceeding against the plaintiff. On July 26, 2003, an appeal was filed by the latter at the Madrid Provincial Appellate Court. On December 10, 2003, Telefónica, S.A filed a reply brief contesting the appeal.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and it states that the complaint filed did not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders’ Meeting and contested in that court proceeding.

2) A proceeding contesting certain resolutions adopted by the Annual Stockholders’ Meeting of Telefónica, S.A. on June 15, 2001.

The aforementioned stockholder, Javier Sotos García, also filed a complaint contesting some of the resolutions adopted by the Company’s Annual Stockholders’ Meeting on June 15, 2001.

The aforementioned complaint is based on the purported infringement of the contesting stockholder’s right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

On January 23, 2004, the Company was notified that the proceeding had been stayed until such time as either the parties apply for its resumption or the instance lapses.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders’ Meeting on June 15, 2001, did not in any way signify holding in abeyance the implementation of those resolutions.

3) Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

International Discount Telecommunications Corporation (IDT) filed a complaint at the New Jersey State Courts in the U.S. against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the purported nonperformance of the obligations under the agreement to terminate the joint venture agreement, on purported fraud and contravention of the legislation governing the issuance of securities (Federal Securities Exchange Act) and, lastly, on purported fraudulent concealment of information.

The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim by the plaintiff for damages being specified and quantified in the course of the proceeding.

In May 2002 the New Jersey State Court decided to dismiss the part of the complaint relating to certain purported breaches of the joint venture agreement, which also resulted in the exclusion of Terra Networks, U.S.A., Inc. from the proceeding.

Subsequently, IDT added a new claim to the complaint alleging that Telefónica was liable, as a control person, for the fraud alleged against Terra in its negotiations with IDT that led to the termination agreement. Telefónica has filed objections against this claim which are currently before the Court. The defendants have filed an answer and, in turn, Terra Networks S.A. has filed a counterclaim.

On July 2, 2003, in light of the evidence taken, Terra Networks, S.A., Lycos, Inc. and Telefónica, S.A. filed pleadings seeking summary trial to determine the claims and have others dismissed. In turn, IDT has petitioned to have the counterclaim filed by Terra Networks, S.A. dismissed.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against the claims filed against it and, accordingly, Telefónica is confident that the outcome for Telefónica of the litigation arising from IDT’s complaint should not be adverse but, if it were, considers that the economic and financial impact on the Telefónica Group should not be material.

4) Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefónica, S.A.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the bodies in the bankruptcy sent Telefónica a payment demand for €22,867,892, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of €21,347,528 was recognized by reason of the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor for the fulfillment of these payment obligations.

Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed another complaint to the contrary, proposing that the effects of the bankruptcy be backdated to the date of the sale of the shares of Sintel (April 1996).

The arrangement proposed by the bankrupt company and approved by the Court is currently the subject of an appeal to a superior court.

Based on the opinion of its legal counsel, the Company considers that the Order approving the arrangement is correct and that the appeal filed at the Madrid Provincial Appellate Court should not succeed.

Notwithstanding the foregoing, the liquidation process has commenced, for which purpose the Liquidation Committee was formed on July 20, 2003, and the Control body on October 15, 2003.

The two criminal proceedings are as follows:

“Abbreviated” proceeding no. 273/2001, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding no. 362/2002, which was commenced on October 23, 2002, by Central Examining Court no. 1 for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price. This preliminary proceeding has been joined to proceeding no. 273/2001, although no decision on the petition for dismissal of the proceeding has been rendered.

5) Complaint filed by Bidland Systems, Inc. against Katalyx Inc. and Telefónica, S.A.

In December 2000, Bidland Systems, Inc. ("Bidland") filed a complaint at a California State Court against Telefónica B2B, Inc, now called Katalyx Inc., and Telefónica, S.A. based mainly on a monetary claim by virtue of purported contractual obligations based on a joint venture project that had not been formalized. Bidland alleges that it suffered loss and damage quantified at US$ 150 million.

The discovery phase in the proceeding took place during 2002 and 2003, and included the taking of witness statements and the adducing of independent experts’ reports for appraising the damage alleged by Bidland.

At the end of this phase, Telefónica and Katalyx filed at court on August 21, 2003, applications for summary judgment against all Bidland’s claims contested by the latter. In October 2003, the case file was transferred to a new District Judge who has not yet set down a date for trial.

Based on the opinion of its legal counsel, the Company considers that it has reasonable legal arguments and that, although there are uncertainties in the outcome of any litigation, it should not be adverse for Telefónica, but that if it were, its economic and financial impact should not be material.

6) Collective lawsuits filed by stockholders of Terra in the U.S., in connection with the tender offer by Telefónica, S.A. for Terra Networks, S.A.

On May 29, 2003, two class actions were filed at the Supreme Court of New York State by stockholders of Terra Networks, S.A. against Telefónica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A

These actions are founded mainly on the claim that the price offered to the stockholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and seek to not have the tender offer approved or, in the alternative, to have damages awarded to them.

It should be noted that since the filing of the complaints, the related proceedings have remained inactive.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Telefónica.

7) Appeal for judicial review no. 6/461/03 filed at the National Appellate Court by the World Association of Stockholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission to authorize the tender offer by Telefónica, S.A. for Terra Networks, S.A.

ACCTER filed an appeal for judicial review against the decision of the Spanish National Securities Market Commission to authorize the tender offer made to Terra stockholders on June 19, 2003.

Telefónica, S.A. has filed an application, admitted for consideration, to appear in the proceeding as an intervening nonparty to defend the lawfulness of the decision by the Spanish National Securities Market Commission.

In turn, the National Appellate Court has rejected the appellant’s request for an ex parte or inter partes injunctive stay of the aforementioned decision.

At present, a brief has already been filed by the Government Legal Service in reply to the application filed by ACCTER for judicial review.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned proceeding will be satisfactory for the Company.

Commitments

Strategic alliance between Telefónica and Terra

On February 12, 2003, Telefónica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos Inc. by Terra Networks, S.A., Telefónica, S.A. undertook to commission from Terra Networks, S.A. the portion of the advertising services committed by Bertelsmann AG that the latter did not commission from Terra Networks, S.A., up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, S.A., Terra Networks, S.A., Lycos Inc. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra Lycos Group as:

- The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies’ connectivity and ISP services.

- Preferential provider of consulting, management and maintenance services for the country portals of the Telefónica Group companies.

- Exclusive provider of Telefónica Group employee on-line training services.

- Preferential provider of on-line integral marketing services with the Telefónica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith. In compliance with the terms of the aforementioned Framework Agreement, the minimum annual value was generated for the Terra Lycos Group in 2003.

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two Groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the Group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso (Mexico)

In accordance with the agreements entered into by Telefónica Móviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefónica Móviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

Also, in compliance with the agreements adopted on that date, Telefónica Móviles, S.A. and the Burillo Group, which owned 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefónica Móviles México, S.A. de C.V. Telefónica Móviles, S.A. also contributed to this new company the companies which it owned in northern Mexico. After these contributions, Telefónica Móviles, S.A. had a 92% holding in the new company.

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its put option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its put option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group’s original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the stockholders’ agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Newcomm Wireless Services, Inc. (Puerto Rico)

On February 4, 1999, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm Wireless Services, Inc.). Under these agreements between the parties, TLD was granted an option to acquire a 50.1% holding in Newcomm Wireless Services, Inc. by converting promissory notes into shares representing 49.9% of the latter’s capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

In line with the process of reorganization by line of business carried out by the Telefónica Group, in September 2003 TLD transferred to Telefónica Móviles, S.A. the convertible promissory notes and the right to acquire the additional 0.2% of the capital stock. The actual conversion of the aforementioned promissory notes and the exercise of the option right have not yet received the required approval of the U.S. Federal Communications Commission (FCC).

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group’s Spanish and international contact center business.

The transaction agreed on consists of the initial contribution by Telefónica S.A. of all its contact center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.) and the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through the contribution of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A., which entailed the transfer to Atento of the BBVA Group’s Spanish and international contact center business.

The transaction also envisaged the signing of various specific agreements for the provision to the BBVA Group by Atento of contact center services in Spain and Portugal and in several Latin American countries.

Atento N.V. was incorporated on May 30, 2002. All Telefónica, S.A.’s contact center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date.

On October 24, 2003, BBVA, Telefónica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through the company GPE, became a stockholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of the execution of this Agreement, Telefónica, S.A. currently owns shares representing 91.35% of the capital stock of Atento N.V., and GPE (a BBVA Group company) owns the remaining 8.65%.

Subsequently, on December 1, 2003, the Atento Group company Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A.

On November 27, 2003, BBVA and Atento N.V. entered into a framework contract for services, with a term of four years, establishing the terms under which Atento N.V. and its subsidiaries will provide contact center activities and services to the BBVA Group.

At the same time as the aforementioned acquisition of Leader Line, S.A., Telefónica and GPE entered into a put option contract whereby GPE has the right to sell to Telefónica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

Commitments in relation to Sogecable

As a result of the agreements dated May 8, 2002 and January 29, 2003, between Telefónica, S.A., Telefónica de Contenidos, S.A. (Sole-Stockholder Company) and Sogecable, S.A., relating to the merger of Via Digital with Sogecable, on August 7, 2003, Telefónica de Contenidos acquired a commitment to contribute funds up to a maximum of €45,281,500 to offset Sogecable’s cash shortfall if it is unable to repay any amount owed under a syndicated loan and credit facility granted to Sogecable on August 7, 2003, by several financial institutions. This guarantee to contribute funds to cover possible cash shortfalls at Sogecable expires on June 30, 2005, the date on which it is estimated that the restructuring process brought about by the merger of the digital platforms will have been completed.

Also, on August 7, 2003, Telefónica de Contenidos acquired a commitment, up to a maximum of €80 million, to either guarantee compliance with the payment obligations arising for Sogecable under the aforementioned syndicated loan and credit facility, or to indemnify the syndicate of banks and savings banks up to the same amount against the damage and loss that the syndicate may suffer if any of Sogecable’s obligations in relation to the contract were to be rendered null, void or ineffective for Sogecable.

In any case, the maximum amount guaranteed by Telefónica de Contenidos in relation to the aforementioned syndicated loan and credit facility granted to Sogecable may not exceed €80 million, and the guarantee will be reduced in proportion to the voluntary or mandatory early repayments that take place during the term of the related agreement, which ends on December 31, 2010.

Other commitments acquired by Telefónica de Contenidos as a result of the aforementioned agreements entered into by Telefónica, Telefónica de Contenidos and Sogecable, such as the grant of a participating loan of €50 million, the grant of €172.49 million to guarantee the subscription in full of a subordinated loan of €175 million and the acquisition from Vía Digital of the rights for the 2006 Soccer World Cup, were met in full by Telefónica de Contenidos in the second half of 2003.

Telefónica, S.A. and Telefónica de Contenidos, S.A.U. have stated that they currently plan not to dispose of this holding for at least three years from the exchange date.

Other commitments in the form of performance bonds for concessions or licenses

1. Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses and 43 concession contracts for the provision of broadcasting services.

Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. for the formalization of the aforementioned 43 contracts be reimbursed. The Secretary of State for Telecommunications and for the Information Society issued a Resolution dated June 17, 2003, rejecting the proposed reimbursement of guarantees, and an appeal for judicial review was filed against the resolution.

On December 1, 2003, on the basis of the new legal framework created by the General Telecommunications Law of November 3, 2003, Telefónica applied to the Ministry of Science and Technology for the cancellation of all the guarantees provided, and on January 28, 2004, the Ministry issued a report proposing the cancellation of 90% of the guarantees relating to B1-type licenses and rejecting the cancellation of the remaining 10% of the guarantees relating to the provision of broadcasting services.

2. Telefónica Móviles, S.A.U., a subsidiary of Telefónica Móviles, S.A., in turn a subsidiary of Telefónica, S.A., has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. (Sole-Stockholder Company) of a UMTS license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

Telefónica Móviles España, S.AU. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 31, 2003, as a result of which the 71 guarantees in force at that date amounting to €630.9 million that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A., after the latter had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In October 2003, Telefónica Móviles España, S.A. cancelled the released guarantees at the respective banks.

3. In 1999 Telefónica de Argentina, S.A. provided guarantees for the promissory notes amounting to US$ 22.5 million provided by Telefónica Comunicaciones Personales, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for areas I and III. Also, Telefónica de Argentina, S.A. jointly and severally guaranteed, with Telecom Argentina Stet-France Telecom, S.A., the promissory notes amounting to ARP 45 million provided jointly by Telefónica Comunicaciones Personales, S.A. and Telecom Personal, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for area II. These guarantees are still in force, pending verification by the Regulatory Authority of the fulfillment of the PCS network coverage obligations secured by these guarantees. In 2003 the Regulatory Authority verified substantially all the coverage obligations in areas I and III, leaving only the cities of La Rioja, Córdoba and Catamarca. The Regulatory Authority is expected to complete the verification of the PCS network coverage obligations in the aforementioned cities and in area II in 2004.

Telefónica, S.A. performs various equity investment purchase and sale transactions in the course of its business activities, in which it is standard practice to receive or provide guarantees regarding the nonexistence of liabilities, contingencies, etc. in the equity investments forming the subject matter of the related transactions.

The contingencies arising from the guaranties, lawsuits and commitments described above were evaluated when the financial statements as of December 31, 2003, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative. Also, these commitments are not expected to give rise to additional material contingencies.

Fees paid to auditors

The fees paid in 2003 to the various member firms of the Deloitte Touche Tohmatsu international organization, to which Deloitte & Touche España, S.L., the auditors of Telefónica, S.A. in 2003 and 2002 amounted to €2.07 million and €1.92 million, respectively.

The detail of the foregoing amount is as follows:

	Millions of Euros
	2003	2002
Audit of financial statements	0.67	0.41
Other audit services	0.66	0.84
Work additional to or other than audit services	0.74	0.67
TOTAL	2.07	1.92

Environmental matters

Telefónica, S.A., as head of the Telefónica Group, engages in activities relating to the ownership of shares and the provision of financing and corporate counseling to various Group companies. In view of the business activities in which the Company engages, it does not have any liability, expenses, assets, provisions or contingencies of an environmental nature that might be material with respect to its net worth, financial position and results of operations. Accordingly, no specific disclosures relating to environmental issues are included in these notes to 2003 financial statements.

(18) SUBSEQUENT EVENTS

In the period from December 31, 2003, through the date of preparation of these financial statements no events worthy of mention took place at Telefónica, S.A. or at the Telefónica Group.

(20) STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	2003	2002	SOURCE OF FUNDS	2003	2002
- Funds applied in operations		-	- Funds obtained from operations	187.82	182.42
- Start-up and debt arrangement expenses	21.30	187.04
- Fixed asset additions:
a) Intangible assets	20.05	18.57	- Long-term deferred tax assets	4.63	-
b) Tangible fixed assets	7.35	3.67	- Long-term debt	-	5,136.29
c) Long-term investments	7,199.91	8,452.53	- Fixed asset disposals:
- Long-term deferred tax liabilities	-	11.55	a) Intangible assets	-	2.53
- Deferred revenues	-	0.91	b) Tangible fixed assets	-	2.20
- Transfer to long term of short term loans	-	3,438.55	c) Long-term investments	5,048.72	1,642.54
- Dividends	1,653.15	-	- Transfer to short term of loans to Group companies	3,981.83	-
- Long-term debt	951.48	-

TOTAL FUNDS APPLIED	9,853.24	12,112.82	TOTAL FUNDS OBTAINED	9,223.00	6,965.98
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED	-	-	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	630.24	5,146.84
(INCREASE IN WORKING CAPITAL)			(DECREASE IN WORKING CAPITAL)
	9,853.24	12,112.82		9,853.24	12,112.82

VARIATIONS IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	2003	2002

Short-term investments	60.92	-
Treasury stock	454.70	421.24
Cash	9.36	-
Accrual accounts	-	4.47
Accounts payable	-	3,204.76

TOTAL	524.98	3,630.47
VARIATION IN WORKING CAPITAL	630.24	5,146.84
	1,155.22	8,777.31
DECREASE IN WORKING CAPITAL	2003	2002
Accounts receivable	58.93	503.09
Short-term investments	-	8,119.66
Cash	-	154.56
Accounts payable	1,086.63	-
Accrual accounts	9.66	-

TOTAL	1,155.22	8,777.31
VARIATION IN WORKING CAPITAL	-	-
	1,155.22	8,777.31

The reconciliation of the balances in the statements of operations to the funds obtained from operations is as follows:

	Millions of Euros
	2003	2002

Income (Loss)	1,373.71	(4,478.69)

Add:
Depreciation and amortization expense	47.91	57.09
Amortization of debt arrangement expenses	38.23	22.07
Investment valuation provisions	-	5,484.78
Period provisions	42.70	378.86
Amortization of executive loyalty-building expenses	8.69	7.09

Less:
Gain on disposal of long-term investments	29.44	1.17
Short-term investment valuation provisions	30.80	-
Investment valuation provisions	755.27	-
Reversal of provisions	170.70	-
Corporate income tax	337.21	1,287.61
Funds obtained from operations	187.82	182.42

(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I

Detail of subsidiaries, associated companies and investees
as of December 31, 2003

DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2003 (amounts in millions of euros)

SUBSIDIARIES	% OF			INTERIM	INCOME	GROSS BOOK

	OWNERSHIP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	VALUE

Telefónica de Contenidos, S.A. (SPAIN) (1) (6)	100,00%	3.024,82	(2.612,77)	-	93,44	2.241,88
Organization and operation of activities and businesses relating to multimedia services
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Datacorp, S.A.U. (SPAIN) (1) (6)	100,00%	1.226,24	(468,62)	-	15,01	1.335,29
Provision and operation of telecommunications services
Gran Vía, 28 - 28013 Madrid
Telefónica de España, S.A.U. (SPAIN) (1) (6)	100,00%	1.023,68	2.272,21	-	178,08	3.033,86
Provision of telecommunications services in Spain
Gran Vía, 28 - 28013 Madrid
Emergia, S.A. (URUGUAY) (1) (6)	100,00%	30,29	328,23	-	(94,11)	499,04
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 - Montevideo
Taetel, S.L. (SPAIN) (1)	100,00%	28,25	10,40	-	0,70	28,25
Acquisition, holding and disposal of shares and other equity interests in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Telefónica Media Internacional y de Contenidos USA, Inc. (USA)	100,00%	17,89	(17,79)	-	0,36	0,33
Operation of media services in the U.S.
1221 Brickell Av. - Miami
Lotca Servicios Integrales, S.L. (SPAIN) (4)	100,00%	16,93	-	-	(0,01)	16,93
Ownership and operation of aircraft and the lease thereof
Gran Vía, 28 - 28013 Madrid
Inmobiliaria Telefónica, S.L. (SPAIN) (1)	100,00%	10,04	102,62	-	10,02	103,44
Purchase, sale and lease of real estate
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN) (3)	100,00%	7,00	39,16	-	1,12	18,12
Financial company
Gran Vía, 28 - 28013 Madrid
Atento Servicios Corporativos, S.A. (SPAIN) (1)	100,00%	6,12	36,56	-	3,48	107,57
Holding company
C/ Gran Vía, 28 - 28.013 Madrid
Corporación Admira Media, S.A. (SPAIN) (1)	100,00%	6,01	(1,19)	-	9,23	6,05
Organization and management of media-related activities and businesses
Jorge Manrique 12, Madrid

SUBSIDIARIES	% OF			INTERIM	INCOME	GROSS BOOK

	OWNERSHIP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	VALUE

Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (3)	100,00%	6,01	48,90	-	6,26	6,01
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Communicapital Inversiones, S.A.U. (SPAIN) (1)	100,00%	6,00	(73,19)	-	8,01	6,00
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Compañía Española de Tecnología, S.A. (SPAIN) (3)	100,00%	3,99	(0,29)	-	(0,04)	10,11
Promotion of business initiatives and disposition of marketable securities
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (3)	100,00%	3,60	48,18	-	15,94	2,99
Reinsurance activities
6D, route de Trèves, L-2633 Senningerberg, Luxembourg
Zeleris Soluciones Integrales, S.L. (SPAIN) (3)	100,00%	3,40	(1,27)	-	0,57	6,49
Provision of national and international mail, directory and parcel distribution services
Paseo de Graçia, 81 1º - Barcelona
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (3)	100,00%	3,01	7,76	-	2,17	12,61
Integrated cash management, counseling and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100,00%	0,42	(0,03)	-	(0,24)	0,42
Integrated cash management, counseling and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico City
Venturini España, S.A. (SPAIN) (2)	100,00%	3,01	0,30	-	(0,37)	3,60
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Telefónica Procesos y Tecnología de la Información, S.A. (SPAIN) (3)	100,00%	3,00	4,79	-	0,74	3,01
IT services
José Abascal, 4 - 28003 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (SPAIN) (1)	100,00%	2,11	4,13	-	(4,09)	14,61
Provision of management and administration services
Gran Vía, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (2)	100,00%	0,90	(0,35)	-	(2,26)	3,58
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid

SUBSIDIARIES	% OF			INTERIM	INCOME	GROSS BOOK

	OWNERSHIP	CAPITAL	RESERVES	DIVIDEND	(LOSS)	VALUE

Communicapital Gestión, S.A.U. (SPAIN) (1)	100,00%	0,06	(0,02)	-	-	0,06
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100,00%	0,05	4,74	-	1,18	0,05
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Telefónica USA, Inc. (U.S.A.) (5)	100,00%	0,01	N/D	N/D	N/D	0,01
E-commerce
1221 Brickell Avenue - Miami - Florida 33131
Telefónica B2B, Inc. (U.S.A.)	100,00%	0,01	N/D	N/D	N/D	0,01
B2B e-commerce
1001 Brickell Bay Drive - Miami, Florida 33131
Telefónica B2B Licencing, Inc. (U.S.A.) (1)	100,00%	0,01	(2,42)	-	(6,45)	0,01
Telefónica Internacional USA Inc. (U.S.A.) (1)	100,00%	0,50	(0,11)	-	0,22	0,01
1221 Brickell Avenue suite 600 - 33131 Miami - Florida
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (1)	99,99%	8,45	(5,72)	-	0,69	5,00
Provision of management and administration services
Rua Do Livramento, 66 Bolco Ibirapuera - Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (MEXICO) (1) (6)	99,99%	6,75	(3,32)	-	(0,37)	6,76
Provision of management and administration services
Blvd. Díaz Ordaz Pte N 123 2º, Col. Santamaría - 6465 Monterrey
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (1) (6)	99,99%	3,91	0,63	-	0,72	3,91
Provision of management and administration services
Shell, 310 - Miraflores
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (1)	99,99%	0,01	(0,84)	-	0,28	0,01
Provision of management and administration services
Tucuman 1, Piso 18 Ciudad de Buenos Aires

SUBSIDIARIES	% OF	CAPITAL	RESERVES	INTERIM	INCOME	GROSS BOOK

	OWNERSHIP			DIVIDEND	(LOSS)	VALUE

Telefónica Internacional, S.A. (SPAIN) (1) (6)	99,88%	7.381,66	(1.310,65)	-	404,02	8.131,75
Investment in the telecommunications industry abroad
C/ Gran Vía, 28 - 28013 Madrid
Endemol Entertainment Holding, N.V. (NETHERLANDS) (3) (6)	99,49%	0,69	101,35	-	61,50	840,34
Production of audiovisual content
Bonairelaan, 4 - 1213 Vh Hilversum - Netherlands
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (3)	94,67%	204,33	(0,50)	-	7,96	206,62
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid
Atento N.V. (NETHERLANDS) (1) (6)	91,35%	0,12	14,75	-	(16,25)	302,71
Provision of telecommunication services
Locatellikade, 1 - 1076 AZ Amsterdam
Terra Networks, S.A. (SPAIN) (1) (6)	75,29%	1.202,94	1.690,31	-	(172,71)	3.755,96
Provision and operation of telecommunications services
Nicaragua, 54 - 08029 Barcelona
Telefónica Móviles, S.A. (SPAIN) (1) (6)	71,01%	2.165,28	267,32	-	1.607,84	2.654,50
Holding company
Goya, 24 - 28001 Madrid
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (6)	59,90%	18,41	102,45	-	90,06	4,06
Publishing of directories and advertising in media of all types
Avda. de Manoteras, 12 - 28050 MADRID
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16,67%	0,36	1,28	-	2,23	0,06
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid
Telefónica del Perú, S.A.A. (PERU) (1)	0,14%	675,08	111,88	(37,93)	5,61	2,89
Operator of local, long-distance and international telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz - Lima

ASSOCIATED COMPANIES	% OF	CAPITAL	RESERVES	INTERIM	INCOME	GROSS BOOK

	OWNERSHIP			DIVIDEND	(LOSS)	VALUE

Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (1)	40,00%	2,41	(0,78)	(0,23)	0,74	0,97
Development of the factoring business
Avda. Paulista, 1106
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1)	50,00%	5,11	1,68	-	2,77	2,64
Loans and credits (consumer and mortgage loans and commercial transactions)
Pedro Teixeira, 8 - 28020 Madrid
Aliança Atlântica Holding B.V. (NETHERLANDS)	50,00%	40,00	1	-	0,80	21,97
Holder of 5,225,000 Portugal Telecom, S.A. shares
Strawinskylaan 1725, 1077 XX Amsterdam
Torre de Collçerola, S.A. (SPAIN) (2)	42,00%	12,02	0,56	-	-	5,08
Operation of a telecommunications mast and provision of technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31,75%	12,02	52,66	-	12,94	3,82
Operation of a gaming terminal system for the Spanish State Gaming Organization
Manuel Tovar, 9 - 28034 Madrid
Amper, S.A. (SPAIN) (1) (6)	6,10%	27,91	33,47	-	(7,93)	11,83
Development, manufacture and repair of telecommunications systems and equipment and related components
Torrelaguna, 75 - 28027 Madrid
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1)	3,74%	1.254,29	1.753,51	-	348,96	361,59
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Sogecable, S.A. (SPAIN) (1) (6)	1,60%	252,01	492,93	-	(329,54)	41,91
Indirect management of public T.V. Service
Gran via, 32 - 3ª Pta. - 28013 Madrid
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (1) (6)	1,13%	1.565,97	6.936,51	(862,88)	1.460,34	555,63
Banking
Plaza de San Nicolás, 4 - 48013 Bilbao (Vizcaya)

INVESTEES	% OF	CAPITAL	RESERVES	INTERIM	INCOME	GROSS BOOK

	OWNERSHIP			DIVIDEND	(LOSS)	VALUE

I-CO Global Communications (HOLDINGS) Limited (U.K.)	N/D	N/D	N/D	-	N/D	6,03
Other holdings	N/A	N/A	N/A	-	N/A	0,79

		TOTAL SUBSIDIARIES (Note7)				23.374,86
(1) Company audited by Deloitte & Touche. In Spain Deloitte & Touche España, S.L.		TOTAL ASSOCIATED COMPANIES (Note 7)				1.005,42
(2) Company audited by PriceWaterhouseCoopers.		TOTAL INVESTEES (Note 7)				6,82
(3) Company audited by K.P.M.G. Peat Marwick.
(4) Company audited by B.D.O. Audiberia.
(5) Company in liquidation.
(6) Consolidated figures.
(7) Inactive company.
Provisional figures for associated companies and investees.
N/D No data.
N/A Not applicable.

MANAGEMENT REPORT

TELEFÓNICA, S.A.
2003
Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Initial summary

The Telefónica Group's earnings increased significantly in 2003 despite the adverse effect of exchange rates (as a result of the drop in the value of the U.S. dollar with respect to the euro), the greater pressure brought to bear by competition and the commercial drive associated with the attraction of wireless and ADSL customers.

The Telefónica Group had to manage its business in a difficult scenario characterized by a slowdown in the growth of the market for traditional services, the economic and social situation in certain of the countries in which it operates, the higher pressure exerted by competitors and certain decisions taken by the regulator. In order to address this situation, Telefónica focused its management priorities on strengthening its position in the key markets in order to take advantage of the increase in the number of customers (centering itself mainly on wireless telephony and broadband services), proactively manage the situation in Latin America, reinforce a more commercial corporate model, improve operating efficiency, continue with the expense and investment containment policy and restructure the businesses that had not achieved the level of development foreseen, focusing mainly on the key businesses.

This strategy enabled Telefónica to achieve a prominent position in the industry, where it remained leader in the Spanish- and Portuguese-speaking wireline and wireless telephony markets, with almost 99 million customers, to enjoy a solid financial position with a significant level of cash flow generation and to become one of the leading European operators in terms of stock market capitalization. As a result of this situation, the Company can make a greater commitment to its stockholders by improving their returns and establishing an attractive remuneration policy for the coming years.

In the future, the Group’s strategy will continue to focus on achieving sustainable cash flow growth and increasing the returns on capital invested, for the purpose of being able to apply as basic action principles the implementation of a corporate model that is more commercial and more customer-oriented, the shifting of the Company towards a more flexible and less complex business model as a result of greater operating efficiency and lower capital intensiveness by optimizing investments and, lastly, growth based mainly on three cornerstones, namely wireless telephony, broadband services and wireline telephony in Latin America.

Organization by line of business

The Group's strategy described in the preceding section requires an organization that places greater emphasis on the key businesses, thereby enabling the Group to attain a more flexible asset and cost structure.

To this end, certain measures were implemented in 2003 with a view to having the new organizational model (whereby the Lines of Business are simplified) fully operational in 2004. The measures taken in 2003 include most notably the approval in September of the inclusion of the business of Telefónica Empresas (Data, TIWS and Solutions) in the wireline businesses in Spain and Latin America, together with the restructuring of Telefónica de Contenidos and Admira. December saw the completion of this new organization, which also entails a greater involvement of Terra in the wireline telephony businesses, a new Subsidiaries unit encompassing TPI, Endemol and Contenidos and a Corporate Center with a more streamlined structure.

Earnings

In 2003 the Company obtained income of €1,373.71 million, as compared with the loss of €4,478.69 million reported in 2002.

The most salient events reflected in the 2003 statement of operations are as follows:

An operating loss of €264.24 million, 8.42% lower than in 2002, as a result of the 4.89% decrease in expenses and a 5.58% increase in revenues. This decrease in expenses was due mainly to the effect of Telefónica’s cost containment drive in 2003.

Financial income of €400.68 million, slightly lower (1.08%) than that obtained in 2002, due mainly to the effect of the exchange differences recorded in the statement of operations.

The combination of the two aforementioned effects gave rise to income from ordinary activities of €136.44 million in 2003, a figure which was higher than the €116.49 million reported in 2002.

The Company obtained extraordinary income of €1,036.50 million in 2003, as compared with the extraordinary loss of €5,882.79 million in 2002. This difference was due largely to the investment valuation provisions recorded for subsidiaries which passed on to Telefónica, S.A. the improvements in their earnings with respect to 2002.

Investment activity

The most significant investments made by Telefónica, S.A. in 2003 were as follows:

- Acquisition of 33.6% of the capital stock of Terra Networks, S.A. for €1,070.21 million, as a result of the tender offer launched in 2003.

- Acquisition of 59.24% of the capital stock of Antena 3 de Televisión, S.A. from other Group companies for €829.31 million, in order to centralize the divestment of holding, which took place in 2003.

Financing

The principal financing transactions in 2003 were as follows:

- On February 14, 2003, Telefónica Europe B.V. issued notes under its EMTN program underwritten by Telefónica S.A. in two tranches: (i) for a face value of €1,500 million, maturing at ten years from the issue date, and with a fixed-rate coupon of 5.125%; and (ii) for a face value of €500 million, maturing at 30 years from the issue date, and with a fixed-rate coupon of 5.875%. Telefónica Europe B.V. applied for the admission to listing on these notes on the London Stock Exchange.

- On February 3, 2003, Telefónica Europe B.V. issued notes under the documentation of the EMTN program underwritten by Telefónica S.A., for a total face value of €100 million, maturing at two years from the issue date. The notes were issued under the FRN format and bear floating interest tied to EONIA with a spread of 0.47%.

- In July 2003 Telefónica Europe B.V. updated the EMTN program (which is listed on the London Stock Exchange) and increased the issue limit to €10,000 million.

- Also, in October 2003 Telefónica Europe B.V. launched two floating-rate issues under the documentation of its EMTN program underwritten by Telefónica S.A., each for a total face value of €100 million and with the following characteristics: (i) maturity of a total face value of €100 million on October 17, 2005, at a rate tied to EONIA plus a spread of 0.23%; and (ii) maturity on October 27, 2005, at an interest rate tied to three-month Euribor plus a spread of 0.14%.

- In November Telefónica Europe B.V. launched two floating-rate notes issues under its EMTN program underwritten by Telefónica S.A. with the following characteristics: (i) issue date November 5, 2003, and maturing on May 5, 2005, for a total face value of €50 million and bearing interest tied to EONIA plus a spread of 0.17%; and (ii) issue date November 27, 2003, maturing three years after the issue date and bearing interest tied to three-month Euribor plus a spread of 0.18%. The total face value of this issue was €100 million.

- Lastly, Telefónica Europe B.V. issued notes under its EMTN program underwritten by Telefónica S.A. on December 11, 2003, the total face value of which is €200 million. These notes mature three years from the issue date and bear floating interest tied to three-month Euribor plus a spread of 0.18%.

- As regards commercial paper, in 2003 Telefónica Europe continued to make issues under its ECP (Euro Commercial Paper) program underwritten by Telefónica S.A. As of December 31, 2003, the final balance of outstanding ECP issues totaled €595.383,029 (at the initial issue price).

Treasury stock

At the beginning of 2003 Telefónica held treasury stock representing 1.88516% of capital stock, i.e. 91,631,076 shares with a book value of €11.65 each, giving a total of €1,067.94 million and a par value of €91.63 million.

In 2003 the Company acquired for consideration 50,792,028 shares of treasury stock (representing 1.0249% of capital stock and with a par value of €50.79 million) at an average price of €9.67 per share, and 3,918,983 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 101,140,640 shares (with a par value of €101.14 million) were used to retire a portion of the capital stock pursuant to a resolution adopted by the Stockholders' Meeting on April 11, 2003, and 6,000,000 shares (representing 0.0012% of the capital stock and with a par value of €6.00 million) were sold at an average selling price of €9.63 per share, for a gain of €7.12 million.

Lastly, as a result of the completion in 2003 of the acquisition of the holding in Telefónica Holding Argentina, S.A., in the related settlement the Company received an amount equal to 1,331,422 shares of treasury stock (with a par value of €1.33 million), giving rise to an extraordinary revenue of €12.63 million.

As a result of these transactions, 40,532,869 shares (0.81787% of capital stock) of treasury stock were held at 2003 year-end, acquired at an average price of €10.39, giving a total of €421.26 million and a par value of €40.53 million. As indicated in Note 4-f, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of €287.80 million was recorded.

Events subsequent to December 31, 2003

There were no significant events worthy of mention at Telefónica, S.A. or at the Telefónica Group in the period from December 31, 2003, through the date of preparation of these financial statements.

Telefónica, S.A.

ANNEX II
ACCOUNT AUDITOR’S REPORT, ANNUAL ACCOUNTS AND MANAGEMENT REPORT OF THE CONSOLIDATED GROUP OF COMPANIES, ALL FOR THE 2003 FINANCIAL YEAR

Telefónica, S.A. and Subsidiaries

Auditors' Report

Deloitte.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Stockholders of Telefónica, S.A.:

1. We have audited the consolidated financial statements of Telefónica, S.A. and companies composing the Telefónica Group (see Note 1) comprising the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2003 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2002. Our opinion refers only to the 2003 financial statements. Our auditors' report dated February 26, 2003, on the 2002 consolidated financial statements contained an opinion qualified for an uncertainty concerning the Telefónica Group's net investment in Argentina.

   In 2003 both Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. contributed net income to the Telefónica Group's consolidated statement of operations, and exchange gains to the consolidated "Stockholders' Equity - Translation Differences in Consolidation" caption. Net of these effects, the Telefónica Group's net investment in Argentina as of December 31, 2003, amounted to €1,095 million, an amount which the Group's directors consider will be recovered, based on the results in the latest business plans prepared by them (see Note 4-a).

3. In our opinion, the consolidated financial statements for 2003 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica, S.A. and companies composing the Telefónica Group as of December 31, 2003, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

4. The accompanying consolidated management report for 2003 contains the explanations which the directors of Telefónica, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2003. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Javier Ares San Miguel
February 26, 2004

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414, inscripción 41, C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid

A member firm of
Deloitte Touche Tohmatsu

TELEFÓNICA, S.A. AND SUBSIDIARIES
COMPOSING THE TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT REPORT FOR 2003

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICAGROUP CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31

ASSETS (Millions of euros)	2003		2002

A) DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL	-		292.49

B) FIXED AND OTHER NONCURRENT ASSETS	45,003.93		50,008.83

I. Start-up expenses	543.59		496.48

II. Intangible assets (Note 6)	7,673.16		7,629.57
Research and development expenses	1,189.92		1,179.15
Administrative concessions	6,603.09	4	6,350.20
Rights on leased assets	92.77		84.40
Other intangible assets	4,306.95		4,321.83
Accumulated amortization and allowances	(4,519.57)		(4,306.01)

III. Property, plant and equipment (Note 7)	24,315.78		27,099.65
Land and structures	6,071.16		6,159.15
Plant and machinery	2,385.42		3,739.81
Telephone installations	55,885.32		53,758.90
Furniture, tools, etc.	2,831.18		3,132.06
Construction in progress	1,074.00		986.15
Advances on property, plant and equipment	7.21		66.15
Installation materials	185.66		162.63
Accumulated depreciation and allowances	(44,124.17)		(40,905.20)

IV. Long-term investments (Note 8)	12,471.40		14,783.13
Investments in associated companies	1,507.40		2,081.19
Other investments	492.37		932.03
Other loans	1,212.53		2,225.26
Long-term deposits and guarantees given	582.39		160.77
Taxes receivable (Note 18)	9,029.48		9,679.42
Allowances	(352.77)		(295.54)

C) CONSOLIDATION GOODWILL (Note 5)	6,053.87		6,364.02

D) DEFERRED CHARGES (Note 9)	535.04		802.28

E) CURRENT ASSETS	10,482.36		10,573.67

I. Inventories	400.97		449.83
Inventories	451.17		498.64
Advances	1.38		14.81
Allowances	(51.58)		(63.62)

II. Accounts receivable	6,218.26		6,029.15
Trade receivables (Note 10)	6,266.17		5,922.88
Receivable from associated companies	80.37		148.59
Sundry accounts receivable	393.67		657.05
Employee receivables	48.90		58.08
Taxes receivable (Note 18)	1,122.84		1,055.37
Allowances for bad debts (Note 10)	(1,685.75)		(1,663.56)
Allowances for sundry accounts receivable	(7.94)		(149.26)

III. Short-term investments (Note 8)	3,199.64		3,031.67
Loans to associated companies	316.14		303.53
Short-term investment securities	2,205.05		1,963.87
Other loans	692.18		770.05
Allowances	(13.73)		(5.78)

IV. Short-term treasury stock (Note 11)	133.46		334.56

V. Cash	336.42		543.91

VI. Accrual accounts	193.61		184.55

TOTAL ASSETS (A+B+C+D+E)	62,075.20		68,041.29
The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.
TELEFÓNICA GROUP CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31

STOCKHOLDERS’ EQUITY AND LIABILITIES (Millions of euros)	2003	2002
A) STOCKHOLDERS’ EQUITY (Note 11)	16,756.56	16,996.00

I. Capital stock	4,955.89	4,860.66
II. Additional paid-in capital	7,987.14	11,670.02
III. Revaluation reserves	1,357.86	2,870.90
IV. Other reserves of the Parent Company	9,204.69	5,808.90
Unrestricted reserves	8,413.26	4,816.37
Restricted reserves	791.43	992.53

V. Reserves at fully or proportionally consolidated companies	(1,956.68)	4,402.65
VI. Reserves at companies accounted for by the equity method	(599.93)	(532.51)
VII. Translation differences in consolidation	(6,395.99)	(6,507.82)
VIII. Income (Loss) for the year	2,203.58	(5,576.80)
Income (Loss) of the Parent Company and subsidiaries	2,449.07	(11,372.41)

(Income) Loss attributable to minority interests (Note 12)	(245.49)	5,795.61

B) MINORITY INTERESTS (Note 12)	4,426.22	5,612.93

C) NEGATIVE CONSOLIDATION GOODWILL	11.42	11.36

D) DEFERRED REVENUES (Note 13)	657.97	880.46

E) PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 14)	7,688.23	8,014.91

F) LONG-TERM DEBT	18,495.42	21,726.15

I. Debentures, bonds and other marketable debt securities (Note 15)	12,408.71	12,969.22
Nonconvertible debentures and bonds	12,408.71	12,351.50
Other marketable debt securities	-	617.72
II. Payable to credit institutions (Note 16)	4,932.56	6,912.94

III. Other payables	346.57	206.68
Other payables	225.80	179.05
Notes payable	120.77	27.63

IV. Taxes payable (Note 18)	801.63	1,629.46
V. Uncalled capital payments payable	5.95	7.85

G) CURRENT LIABILITIES	13,848.86	14,681.74

I. Debentures, bonds and other marketable debt securities (Note 15)	3,242.54	2,625.63
Debentures	1,652.51	1,056.20
Other marketable debt securities	1,275.39	1,280.48
Interest on debentures and other securities	314.64	288.95

II. Payable to credit institutions	2,721.06	4,193.27
Loans and other accounts payable (Note 16)	2,659.20	4,072.67
Accrued interest payable	61.86	120.60

III. Payable to associated companies (Note 8)	41.47	22.90
IV. Trade accounts payable	5,308.60	5,113.15
Advances received on orders	53.86	73.43
Accounts payable for purchases and services	5,235.06	5,014.13
Notes payable	19.68	25.59

V. Other nontrade payables	2,117.02	2,289.37
Taxes payable (Note 18)	1,181.09	1,048.52
Other nontrade payables (Note 19)	935.93	1,240.85

VI. Accrual accounts	418.17	437.42
H) SHORT-TERM PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 14)	190.52	117.74
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES (A+B+C+D+E+F+G+H)	62,075.20	68,041.29

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31

DEBIT (Millions of euros)	2003	2002

A) EXPENSES

Decrease in inventories	136.29	49.22

Procurements and other external expenses	6,276.61	6,953.59
Purchases	2,482.46	2,978.44
Work performed by other companies	3,794.15	3,975.15

Personnel expenses (Note 20)	4,641.32	4,793.77

Depreciation and amortization expense	6,274.22	6,692.42
Property plant and equipment (Note 7)	4,941.97	5,370.07
Intangible assets (Note 6)	1,205.41	1,132.25
Deferred charges	126.84	190.10

Variation in operating allowances	420.60	645.58
Variation in allowances for inventories	(1.01)	37.46
Variation in allowances for bad debts (Note 10)	380.82	555.64
Variation in other allowances	40.79	52.48

Other operating expenses	5,142.96	5,070.37
Outside services	4,558.45	4,564.61
Taxes other than income tax	524.23	412.10
Other operating expenses	60.28	93.66

I. OPERATING INCOME	6,327.90	5,031.75

Interest on payables to associated companies	0.01	0.10
Interest on accounts payable and similar expenses (Note 20)	1,946.50	1,784.14
Amortization of deferred interest expenses	41.70	43.23
Variation in investment valuation allowances	(47.99)	99.63
Exchange losses (Note 20)	339.74	2,245.17

II. FINANCIAL INCOME	-	-

Share in losses of companies accounted for by the equity method	246.98	536.88
Amortization of consolidation goodwill (Note 5)	444.11	667.49

III. INCOME FROM ORDINARY ACTIVITIES	4,612.16	1,616.82

Variation in fixed asset and investment valuation allowances (Notes 7 and 8)	100.29	136.48
Losses on fixed assets (Note 20)	55.27	9,614.55
Losses on disposal of investments in consolidated companies (Note 8)	39.66	206.44
Extraordinary expenses and losses (Note 20)	2,221.60	6,735.04

IV. EXTRAORDINARY INCOME	-	-

V. CONSOLIDATED INCOME BEFORE TAXES	3,362.50	-

Corporate income tax (Note 18)	(2.07)	(3,340.59)
Foreign taxes (Note 18)	915.50	111.94

VI. CONSOLIDATED INCOME FOR THE YEAR	2,449.07	-

Income attributed to minority interests (Note 12)	420.25	182.39

VII. INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	2,203.58	-

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of operations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31
CREDIT (Millions of euros)	2003	2002

B) REVENUES

Net sales and services (Note 20)	28,399.84	28,411.30
Variation in work-in-process	0.80	31.12
Capitalized expenses of Group work on fixed assets	530.32	496.71

Other operating revenues	288.94	297.57
Non-core and other current operating revenues	192.21	230.21
Subsidies	12.93	14.71
Overprovision for contingencies and expenses	83.80	52.65

I. OPERATING LOSS	-	-

Revenues from equity investments	14.58	17.43
Other companies	14.58	17.43

Other financial revenues (Note 20)	369.77	320.37
Associated companies	33.00	31.07
Other companies	336.77	289.30

Exchange gains (Note 20)	834.91	1,612.85

II. FINANCIAL LOSS	1,060.70	2,221.62

Share in the income of companies accounted for by the equity method	34.40	9.00
Reversal of negative consolidation differences	1.65	2.06

III. LOSS ON ORDINARY ACTIVITIES	-	-

Gains on fixed asset disposals (Note 20)	224.22	55.56
Gains on disposals of investments in consolidated companies (Note 8)	407.96	99.32
Capital subsidies transferred to income for the year (Note 13)	53.78	63.79
Extraordinary revenues and income (Note 20)	481.20	255.96

IV. EXTRAORDINARY LOSS	1,249.66	16,217.88

V. CONSOLIDATED LOSS BEFORE TAXES	-	14,601.06

VI. CONSOLIDATED LOSS FOR THE YEAR	-	11,372.41

Loss attributed to minority interests (Note 12)	174.76	5,978.00

VII. LOSS FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	-	5,576.80

The accompanying Notes 1 to 25 and Exhibits I to VI are an integral part of these consolidated statements of operations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25).
In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA, S.A. AND SUBSIDIARIES
COMPOSING THE TELEFÓNICA GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

(1) INTRODUCTION AND GENERAL INFORMATION

Telefónica Group companies

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (“the Telefónica Group”) operating mainly in the telecommunications, media and entertainment industries.

The Parent Company of this Group is Telefónica, S.A. (“Telefónica”), a corporation that was incorporated for an indefinite period of time on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Exhibit I hereto lists the subsidiaries, associated companies and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, their registered offices, their net worth and results at year-end, their gross book value, their contribution to the reserves of the Consolidated Group and the method by which they were consolidated.

Corporate structure of the Group

Telefónica’s basic corporate purpose, per Article 4 of its bylaws, is the provision of all manner of public and private telecommunications services, and all manner of ancillary or supplementary telecommunications services or the services derived therefrom. All the business activities that constitute the corporate purpose may be performed either in Spain or abroad and may be carried on either wholly or partially by the Company, or through shareholdings or other equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The main groups of subsidiaries through which Telefónica carries on its corporate purpose and manages its business areas or basic lines of business are as follows:

− The wireline telephony business and the related supplementary services provided in Spain centered at the Telefónica de España Group.

− The cellular telephony business is centralized in Spain and abroad at the Telefónica Móviles Group.

− The main business activity of the Telefónica Internacional Group is to make and manage investments in the wireline telephony industry in the Americas.

− Telefónica Empresas is the line of business which includes Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services and is responsible for satisfying the corporate segment’s communications needs on an integral basis.

− Other businesses in the Telefónica Group are those headed up by Telefónica Publicidad e Información-TPI (the directories business), Terra Networks (provider of services, content and portals for Internet access), Atento (call center services) and Telefónica Contenidos (media, entertainment and content).

The business activities carried on by most of the Telefónica Group companies are regulated by various pieces of legislation, under which authorizations, concessions or licenses must be obtained in certain circumstances in order to be able to provide the various services.

Also, certain wireline and wireless telephony services, are provided under regulated rate and price systems.

The Group company Telefónica de España, S.A.U., which carries on its business activities in a new regulatory and legislative framework as a result of the deregulation of the telecommunications industry in Spain initiated in 1987, is a special case.

The 1988 General Telecommunications Law established as a general principle that operators could freely set their rates with the exception of Telefónica de España, S.A.U., for which a specific transitional rate regime was established. EU regulations had established the need to adopt regulations in the market deregulation processes in order to eliminate the imbalance in the rates currently in force and the need to rectify these rates, as well as the possibility, as the case may be, of compensating the dominant operator for the access deficit that might arise for it as a result of this imbalance.

Following an investigation procedure, the European Commission filed a complaint against the Spanish State with the European Court of Justice for its failure to comply with EU legislation on the rate rebalancing problem prior to the opening up of the market to free competition. The judgment of the European Court of Justice of January 7, 2004, stated solely that the Kingdom of Spain had failed to comply with its obligations under the related Community Directives since it had not adopted at the appropriate time the statutory, regulatory and administrative provisions required to correct the rate imbalance which occurred with deregulation.

In November 1999 Telefónica, S.A. and Telefónica de España, S.A.U. filed a claim with the Council of Ministers and the Ministry for Development (now the Ministry of Science and Technology) requesting economic compensation for the losses derived from the breakdown of the financial equilibrium under the 1991 License Contract or, alternatively, for the Government’s failure to fulfill the rate rebalancing obligation. The claim was finally rejected by the Council of Ministers on March 7, 2003, following the interpretation in the Opinion of the Council of State of October 31, 2002, which included a negative report on the claim and recommended that it be rejected.

The specific circumstances of Telefónica Argentina, S.A. are also worthy of mention. Under the Public Emergency Law of January 2002, the indexing clauses for rate systems in contracts entered into with the public authorities, including public service contracts, were rendered null and void.

The contract documents and transfer agreement governing the rate system of Telefónica Argentina, S.A. envisage the possibility of adjusting the rates applied by Telefónica Argentina, S.A. to its customers if extraordinary events arise that were not initially foreseen. Accordingly, in view of the trend in Argentina’s economy, Telefónica Argentina, S.A. presented a proposal to the Argentine government in recent months to reestablish the rate system by indexing rates to the monthly variation in Argentina’s CPI or using another type of formula should there be a significant variance between the trend in the price of the U.S. dollar and the aforementioned variation in the CPI. Nevertheless, no definitive decision regarding the claims made by the Company’s proposal has yet been taken by the Argentine government.

(2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

The accompanying consolidated financial statements of the Telefónica Group were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group. The respective individual financial statements were prepared in accordance with the accounting principles and standards regulated in Spain by the Commercial Code as implemented by the Spanish National Chart of Accounts and in the applicable regulations in the various countries in which the companies composing the Consolidated Group are located. The accompanying consolidated financial statements are presented in accordance with Royal Decree 1815/1991, approving the rules for the preparation of consolidated financial statements and, accordingly, they give a true and fair view of the net worth, financial position, results of operations and funds obtained and applied in 2003.

b) Accounting policies

The consolidation methods applied were as follows:

− The companies over which effective control is exercised or in relation to which the Company has entered into agreements with the other stockholders were fully consolidated.

− The companies which are managed jointly with third parties were proportionally consolidated.

− The companies in which there is significant influence but not ownership of a majority of the voting rights in their governing bodies or joint management with third parties are accounted for by the equity method.

− The investees which are either not included in the foregoing points or which, although included, do not have a material impact on the consolidated financial statements, are carried at the lower of cost or market.

In certain circumstances, at some of the Group’s investees a qualified majority of the voting rights may be required to adopt certain resolutions, and this was taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated in consolidation. The margins included in the invoices issued by subsidiaries to other Telefónica Group companies for capitalizable goods or services were eliminated in consolidation.

In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis with the financial statements of the Parent Company.

The consolidated statement of operations includes the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was formed through year-end.

The equity of minority interests in the net worth and results of the fully consolidated subsidiaries is recorded under the "Minority Interests" and “Income/Loss Attributed to Minority Interests” captions, respectively (see Note 12).

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the companies accounted for by the equity method to the Parent Company's accounts, since it is considered that such reserves will be used to finance these companies’ operations and that those that may be distributed would not give rise to a material additional tax cost.

c) Comparative information and changes in the scope of consolidation

Comparative information

The figures in these consolidated financial statements and in the consolidated management report are expressed in millions of euros unless indicated otherwise.

There were no changes in the structure of the consolidated balance sheet and consolidated statement of operations with respect to those presented in the previous year. Also, there were no changes in accounting principles with respect to 2002 with a significant effect.

Changes in the scope of consolidation

The main variations in the scope of consolidation in 2003 were as follows (the full detail of all the variations in 2003 and 2002 is included in Exhibit II):

Telefónica

In July Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97%. In December the Telefónica Group’s effective holding in the Terra Group was increased to 75.29%, as described below. The company continues to be fully consolidated in the Telefónica Group.

On January 7, 2003, Telefónica, S.A. and its subsidiary Telefónica de Contenidos exercised vis-à-vis Banco Santander Central Hispano, S.A. call options on 19,532,625 shares of Antena 3 de Televisión, S.A., representing 11.719% of its capital stock, which were acquired by the Group company Corporación Admira Media. Following this acquisition, the Telefónica Group owned 59.24% of the capital stock of Antena 3 de Televisión.

Subsequently, in 2003 the Telefónica Group began a process of divesting its holding in this investee, which commenced on April 30, 2003, with the acceptance of the bid of €364 million made by the Planeta Group for 25.1% of the capital stock of Antena 3 de Televisión. This sale was subject to the condition subsequent, already fulfilled, that the shares of Antena 3 de Televisión were admitted to listing on the Spanish Stock Exchange.

Also, as indicated in Note 11, on April 11, 2003, the Stockholders’ Meeting of Telefónica, S.A. approved the distribution of shares representing 30% of the capital stock of Antena 3 de Televisión as a dividend in kind for its stockholders, which took place in October after this company had been admitted to listing on the Stock Exchange, as mentioned above. Lastly, in October and November Telefónica, S.A. sold on the stock market all the remaining shares of the above-mentioned company owned by it (2,928,893 shares) for €95.72 million.

These transactions carried out in 2003, which entailed the divestment of the Telefónica Group’s holding in Antena 3 de Televisión, S.A., gave rise to a gain of €392.29 million (see Note 8). The company, which was accounted for by the equity method in 2002, was fully consolidated in the first six months of 2003 and was subsequently excluded from the scope of consolidation.

Pursuant to the Strategic Alliance Framework Agreement entered into on February 11, 2000, by Telefónica and Banco Bilbao Vizcaya, S.A. (BBVA), the Telefónica Group subsidiary located in the Netherlands, Atento N.V., increased capital several times in November in order to include the BBVA Group in its stockholder structure through the BBVA Group subsidiary General de Participaciones Empresariales, S.L. As a result of these transactions, the capital stock and additional paid-in capital of Atento N.V. increased by €20.76 million. Telefónica, S.A. subscribed and paid in cash €20 million of this amount. The BBVA Group subscribed and paid in cash €4 thousand and delivered the remaining €0.76 million through a nonmonetary contribution of all the shares of Procesos Operativos, S.A. The inclusion of the BBVA Group in the stockholder structure of Atento N.V. reduced Telefónica, S.A.’s holding in the latter from 100% to the 91.35% it currently holds. Atento N.V. continues to be fully consolidated in the Telefónica Group and Procesos Operativos, S.A. was fully consolidated in the Telefónica Group for the first time.

Telefónica Móviles Group

On April 25, 2003, Telesp Celular Participaçoes, S.A. (TCP), which is 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A. (TCO), representing 20.37% of the latter’s total capital stock, for 1,505.5 million reais.

In October 2003, pursuant to Brazilian legislation, TCP launched a tender offer for TCO’s remaining common voting stock held by minority stockholders. The acceptance period of the tender offer ended on November 18, 2003, and resulted in the acquisition by TCP of 74.23% of the shares at which the offer was targeted, which means that together with the shares it already owned, TCP’s holding in TCO amounted to 86.58% of the common shares (90.73% excluding the treasury stock owned by TCO) which represent 28.87% of its total capital stock (29.31% excluding the treasury stock). TCP paid 538.8 million reais for this additional ownership interest. TCP is consolidated in the consolidated financial statements of Brasilcel, which, in turn, is proportionally consolidated in the Telefónica Group.

Although TCP had announced its intention to perform an exchange of TCO’s shares whereby it would become its sole stockholder, the exchange was cancelled on January 12, 2004, as a result of the opinion issued by the Brazilian Securities Market Commission (CVM) which, for the Board of Directors of TCP and TCO, made it advisable to cancel the process.

On December 23, 2003, Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter acquired all the shares of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España which holds a UMTS license. The selling price of the company amounted to €13.65 million. The company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from consolidation.

Telefónica de Contenidos Group

As part of the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003 Telefónica de Contenidos, S.A.U. acquired shares representing 12.63% of the capital stock of Distribuidora de Televisión Digital, S.A. (Vía Digital) for €165.6 million. Also, debentures amounting to €164.3 million were converted into shares and capital was subsequently increased by €949.84 million. As a result of these transactions, the holding of Telefónica de Contenidos in Vía Digital prior to its merger with Sogecable, S.A. was 96.64%.

On July 2, 2003, Telefónica de Contenidos, S.A.U. subscribed to the capital increase performed by Sogecable, S.A., by contributing the shares of Vía Digital owned by it. As a result of this transaction, the Telefónica Group acquired 28,008,149 shares in the capital increase, which represent a 22.228% holding in the capital stock of Sogecable. Vía Digital, which had been accounted for by the equity method in 2002, was excluded from consolidation. In October Telefónica, S.A. acquired 2,020,000 shares of Sogecable, S.A. for €41.91 million and, as a result, the Telefónica Group’s holding amounted to 23.83% of the capital stock. These transactions gave rise to consolidation goodwill of €607.23 million. Sogecable, S.A. is accounted for by the equity method in the Telefónica Group.

On July 16, as part of the process to integrate the digital platforms, Gestora de Medios Audiovisuales Fútbol, S.L. sold its holding in 40% of the capital stock of Audiovisual Sport, S.L. to Gestión de Derechos Audiovisuales y Deportivos, S.A., a Sogecable Group company. The company, which had been accounted for by the equity method in the Telefónica Group, was excluded from the Group’s consolidated financial statements.

T.P.I. Group

In January the TPI Group incorporated the Spanish company 11888 Servicio Consulta Telefónica, S.A. with an initial capital stock of €60.20 thousand. The company was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July the Brazilian company Telefónica Publicidade e Informaçao, Ltda., an investee of Telefónica Publicidad e Información, S.A. and Telefónica Internacional, S.A., simultaneously decreased and increased capital. Telefónica Publicidad e Información, S.A. subscribed and paid for all the securities in the capital increase and became the company’s sole stockholder. The Telefónica Group diluted its effective holding in the company from 79.55% to 59.90%. The company continues to be fully consolidated in the Telefónica Group.

Telefónica DataCorp Group

In October Telefónica DataCorp, S.A. disposed in full of its 34% holding in Atlanet for €24.79 million, giving rise to a loss of €25.78 million on the sale (see Note 8). The company which had been accounted for by the equity method in 2002 was excluded from the scope of consolidation.

Terra Group

In December Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company’s stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefónica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. The company continues to be fully consolidated in the Telefónica Group.

The Terra Group increased its holding in the capital stock of the U.S. company One Travel.com, Inc. by 15.08% to 54.15%, for which it disbursed €3.3 million. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements in 2002, was fully consolidated from April 2003.

In January 2003 an agreement was entered into with BBVA to integrate Uno-e Bank, S.A. in the consumer finance line of business of Finanzia, Banco de Crédito, S.A. Subsequently, at the Special Stockholders’ Meeting of Uno-e Bank, S.A. on April 23, 2003, Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) through the nonmonetary contribution of its consumer finance line of business. As a result of the above-mentioned transaction, the holding of Terra Networks, S.A. in Uno-e Bank, S.A. decreased from 49% at 2002 year-end to 33%, and the bank was excluded from consolidation.

Telefónica Internacional Group

On July 29, 2003, Telefónica Empresas CTC Chile, S.A. was notified of the decision of Inversiones Santa Isabel Limitada to bring forward and exercise its purchase option on the remaining 35% of the capital stock of Sonda, S.A. This transaction gave rise to a loss of €11.14 million for the Telefónica Group. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements was excluded from the scope of consolidation.

(3) PROPOSED DISTRIBUTION OF INCOME OF THE CONTROLLING COMPANY

Telefónica, S.A. obtained income of €1,373.71 million in 2003.

The proposed distribution of 2003 income that the Company’s Board of Directors will submit for approval by the Stockholders’ Meeting is as follows: a) to appropriate 10% of income for the year (€137.37 million) to the legal reserve; b) to pay a fixed dividend of €0.20 gross per share for the Company’s outstanding shares carrying dividend rights; and c) to appropriate the remainder to voluntary reserves.

Millions of Euros
Distribution to:	1,373.71

Legal reserve	137.37
Dividend (maximum distributable amount of €0.20/share for all the shares into which the Company’s capital stock is divided (4,955,891,361 shares).	991.18
Voluntary reserve	(minimum) 245.16
Total	1,373.71

(4) VALUATION STANDARDS

The main valuation methods used in preparing the 2003 consolidated financial statements were as follows:

a) Consolidation goodwill

The accompanying consolidated balance sheets include consolidation goodwill, net of amortization, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries consolidated or accounted for by the equity method and their underlying book values plus the unrealized gains allocable to these companies’ assets at the acquisition date.

The amortization periods are those for which the estimated income attributable to the Group of the companies at which goodwill exists is at least equal to the unamortized amount of the goodwill relating to these companies. Generally speaking, the amortization period is 20 years (see Exhibit III).

Positive consolidation differences allocable to the assets of the acquired company give rise to an increase in the value of the related assets up to the limit of their market value, once the related appraisal has been performed.

Investments in Argentina

The exposure of the Telefónica Group’s investments in companies in Argentina as of December 31, 2003 and 2002, amounted to €1,095.30 million and €968.12 million, respectively, including the related goodwill, intercompany financing and the asset value assignable to those investments. The most significant exposure in 2003 related to Telefónica de Argentina, S.A., amounting to €823.95 million and Telefónica Móviles Argentina, S.A., amounting to €107.42 million.

In accordance with the pronouncements of the Spanish Accounting and Audit Institute, the above-mentioned amounts do not include the effect arising from the application of the adjustment for inflation which, temporarily, was made under local accounting legislation in Argentina in 2002 and in the first quarter of 2003 and, accordingly, as of December 31, 2003, the net carrying value of the intangible assets and property, plant and equipment was €1,122.39 million lower than the amount recorded by investees in Argentina. In 2003 the main parameters of the Argentine economy improved, which had a favorable effect on the performance and earnings of the Telefónica Group’s businesses in Argentina (which enabled these companies to contribute income in 2003, after the uniformity adjustments discussed above that led their results to be higher than those obtained locally had been taken into account – see Exhibit I) and on the expectations of being able to recover the investments in these companies, which were recorded in accordance with the valuation methods described in this paragraph.

In 2003 the consolidated statement of operations and the "Stockholders’ Equity – Translation Differences in Consolidation” caption included a positive impact of €83.97 million and €420.34 million, respectively, caused mainly by the trend in the Argentine peso exchange rates (negative impact of €354.68 million and €1,147.09 million, respectively, in 2002).

In these circumstances and based on the results in the business plans prepared by the Telefónica Group and the latest estimates, which take into account, inter alia, price and demand assumptions, that permit the positive evolution of the businesses and the Telefónica Group to maintain at long term its investment in Argentina, the investees will foreseeably report sufficient income to make it possible to recover the above-mentioned net investment. These business plans and estimates are based on assumptions and future expectations and, consequently, variances may arise. Therefore, they are updated periodically, at least every year, in order to monitor the results obtained and to record such value adjustments as might be required.

b) Translation methods (year-end exchange rate method)

The financial statements of the Group companies abroad were translated to euros at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income statement accounts, which were translated at the average exchange rates for the year.

The exchange difference arising from application of this method is included under the "Stockholders' Equity - Translation Differences in Consolidation" caption in the accompanying consolidated balance sheets, net of the portion of said difference relating to minority interests, which is recorded under the “Minority Interests” caption on the liability side of the accompanying consolidated balance sheets.

Except as indicated in section a) above in connection with the investments in Argentina, the companies using accounting methods that include inflation adjustments apply the accounting standards in force in their respective countries, which consist of valuing monetary assets and liabilities at face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation from the date of inclusion of the asset or liability in the company's balance sheet to year-end. Therefore, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the “Exchange Losses” or “Exchange Gains” captions. The amounts thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made by the year-end exchange rate method described in the preceding paragraphs.

c) Start-up expenses

Start-up expenses, which comprise mainly incorporation, capital increase and preopening expenses and expenses relating to initial public offerings, are recorded at cost and are amortized on a straight-line basis over five years.

d) Intangible assets

This caption in the accompanying consolidated balance sheets relates mainly to the following items:

Research and development expenses

These relate to the costs incurred in developing new products to be marketed or used for the Group’s own network, which are generally amortized by the straight-line method over three years from the date of completion. Costs incurred in projects which are not viable for the future are charged to the consolidated statement of operations for the year in which this circumstance becomes known.

Administrative concessions

This caption relates to the acquisition cost of the licenses for the provision of telephony services granted to the Group by various public authorities, and to the value assigned to the licenses held by certain companies at the time they were acquired by the Telefónica Group.

Amortization starts to be taken when commercial operation of these licenses commences and continues to be taken over the term thereof based on the estimated capacity to generate revenues in each period, which normally coincides with the number of lines installed or the average revenues per customer, depending on the type of services provided under the license.

Rights on leased assets

The rights under financial lease contracts are recorded at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. The rights under the existing contracts, which relate mainly to computer hardware, are generally amortized on a straight-line basis over five years, which coincides with the years of useful life of the hardware.

Software licenses and developments

These items are recorded at cost and are amortized on a straight-line basis over three years.

Other intangible assets

This caption includes, among other items, the costs incurred in acquiring capacity and rights to use other operators’ cables, mainly underwater cables. These rights are amortized over the duration of the rights acquired.

e) Property, plant and equipment

Property, plant and equipment is carried at cost revalued pursuant to the applicable enabling legislation (see Note 7). If the regulations applicable in a particular country so require, the property, plant and equipment is valued at cost adjusted for inflation (see Note 4-b).

Cost includes external costs plus internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as a revenue under the “Capitalized Expenses of Group Work on Fixed Assets” caption.

The interest and other financial expenses incurred during the construction of property, plant and equipment in connection with the start-up of a new activity, when the construction period exceeds one year, and the exchange differences arising over this period on long-term loans to finance these assets, are generally not capitalized.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group records the necessary value adjustments to reduce the cost of each item of property, plant and equipment to its market value at each year-end, provided that the book value of the asset is not recoverable through the generation of sufficient revenues to cover all the costs and expenses, including depreciation.

An allowance must be recorded for lasting decline in value that is deemed to be reversible. This allowance will be deducted in the valuation of the asset in question; in this case the lower value will not be maintained if the causes which prompted the value adjustment have ceased to exist.

When the decline in value of the assets is irreversible and differs from the result of systematic depreciation, the loss and the decline in value of the related asset is recorded directly.

The companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the assets, calculated in accordance with technical studies which are reviewed periodically based on technological advances and the rate of dismantling, as follows:

Years of Estimated
Useful Life
Buildings and structures	25 – 50
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 25
Furniture, office equipment and other	2 – 10

The increases in value resulting from revaluations are depreciated over the years of remaining useful life of the revalued assets.

f) Long- and short-term investments

Shareholdings which were not consolidated are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1. Listed securities:

The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2. Unlisted securities and investments in companies accounted for by the equity method:

The market value was taken to be the underlying book value at year-end plus the unrealized gains disclosed at the time of the acquisition and still existing at year-end.

Unrealized losses (cost higher than market value at year-end) are recorded under the "Allowances" caption.

g) Deferred charges

This caption in the accompanying consolidated balance sheets includes mainly the following items:

Supplementary pension payments to retired employees (shortfall)

These relate to the shortfall in the provisions recorded for the commitments assumed by Telefónica de España to retired employees as of June 30, 1992. Since then, the shortfall has been allocated to income over 15 years by the straight-line method, in accordance with the communication of March 1, 1993, received from the Spanish Accounting and Audit Institute (ICAC). On November 1, 1997, coverage of these commitments was externalized and, on November 1, 2002, they were adapted to Private Insurance Law 30/1995 and Royal Decree 1588/1999 approving the rules for the instrumentation of employers’ pension commitments to employees and beneficiaries (see Notes 9 and 14).

Debt arrangement expenses

These relate to long-term debt arrangement expenses and issuance premiums corresponding to debentures and bonds and preferred shares and are amortized by the interest method on the basis of the principal amounts outstanding.

Interest on long-term promissory notes

This relates to the difference between the face value and the effective value of the promissory notes issued at over one year. This interest is charged to income by the interest method.

Interest on financial lease contracts

This relates to the interest expenses on financial lease contracts, which are charged to income by the interest method (see Note 4-d).

Externalization of pension commitments

As a result of Telefónica de España’s externalization of its pension commitments pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security measures, Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries, and Additional Provision Twenty-Five of Law 14/2000 on Tax, Administrative, Labor and Social Security measures for 2001, the differences arising due to the change in the actuarial assumptions needed to externalize the aforementioned commitments were recorded under the “Deferred Charges” caption (see Note 9). €12.60 million were recorded in this connection in 2003 under the “Extraordinary Expenses and Losses” caption (see Note 20) in the consolidated statement of operations.

h) Inventories

Warehouse materials for installation in investment projects and consumables and replacement parts are valued at the lower of weighted average cost, adjusted by the effect of inflation in the countries whose local legislation so requires (see Note 4-b), or market.

Obsolete, defective or slow-moving inventories have been reduced to realizable value. The allowance for decline in value of inventories is recorded on the basis of inventory age and turnover.

i) Treasury stock

Treasury stock is valued at the lower of cost, comprising the total amount paid for acquisition, or market. Since these shares were acquired without any prior resolution having been adopted by the Stockholders’ Meeting to use them to reduce capital stock, it is assumed that they are intended for subsequent sale or, alternatively, for a possible capital reduction, and, accordingly, the market value is taken to be the lowest of average official market price in the last quarter of the year, year-end market price, or the related underlying book value. Where appropriate, provisions were recorded with a charge to the consolidated statement of operations for the difference between the acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and with a charge to reserves for the difference between the aforementioned value and the related underlying book value.

j) Capital subsidies

Capital subsidies are valued at the amount granted and are allocated to income on a straight-line basis over a maximum period of ten years, which does not differ materially from the estimated useful life of the subsidized assets.

Most of the aforementioned subsidies were granted to Telefónica de España and the conditions under which the subsidies were granted are being met (see Note 13).

k) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency fixed-income securities and receivables and payables to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

Exchange gains or losses arising from specific-purpose financing of foreign currency investments in investees to hedge the exchange risk to which these investments are exposed are recorded under the “Translation Differences in Consolidation” caption in the consolidated balance sheet.

These transactions are deemed to be hedging transactions when they meet certain requirements, most notably that the foreign currency in which the financing is denominated is the same as, or largely matches, the functional currency of the investment and of the flows generated by it, and that the timing of recognition of the anticipated revenues from dividends and management fees matches the loan repayment schedule.

l) Pension and other commitments to employees

At year-end the Group records in the consolidated balance sheet the provisions required to cover the accrued liability for the existing commitments that have not been externalized, based on actuarial calculations using an appropriate discount rate. The liabilities recorded under “Preretirements, Social Security Costs and Voluntary Severances” were calculated individually and are discounted to present value at a rate of 4%.

The Group’s main commitments in this connection are detailed in Note 14.

m) Technical reserves

This caption relates mainly to the net level premium reserves, which represent the amount by which the present value of life insurance, pension and reinsurance commitments exceeds the net premiums to be paid by the policyholders to the subsidiaries Seguros de Vida y Pensiones Antares, S.A. and Casiopea Reaseguradora, S.A. These reserves are credited when the commitments covered are paid.

n) Accounts payable

Accounts payable are recorded at repayment value, except for zero-coupon debenture and bond issues, which are recorded in the consolidated balance sheet at issue value plus the related accrued interest (see Note 15).

o) Derivatives

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risk on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are taken to the consolidated statement of operations using the same timing of recognition method as that used to recognize the gains or losses on the underlying hedged asset or transaction (see Note 17).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded for accounting purposes when the transactions are canceled or finally settled. However, if potential losses are anticipated at year-end, the related provision is recorded with a charge to the consolidated statement of operations. Similarly, transactions aimed at reducing the exchange risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

p) Corporate income tax and other taxes

These captions in the consolidated statements of operations include all the debits and credits arising from Spanish corporate income tax and similar taxes applicable to the Group companies abroad.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and the book income before taxes that do not reverse in subsequent periods.

Pursuant to an ICAC resolution of March 15, 2002, the Telefónica Group recorded the tax assets relating to the tax relief and tax credits not yet taken for tax purposes regarding which there is no doubt, in accordance with the accounting principle of prudence in valuation, that they can be deducted in the future (see Note 18). Tax credits for investment in fixed assets are deferred from when they are recognized over the average years of useful life of the assets for which the credits were earned.

The difference between the accrued tax expense and the tax paid is due to the above-mentioned deferral, to capitalized tax credits not yet taken and to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities, provided that they have a certain reversal period (see Note 18).

q) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues from telephony and other services are recognized on an accrual basis. Unbilled revenues from the beginning of the billing cycle to the end of each month are estimated or recorded as soon as they are known. The differences between the estimated revenues and those subsequently billed are not material and are recognized in the following period.

In the wireless telephony business there are advertising campaigns based on customers obtaining points for the telephone traffic they generate. These points can be exchanged for discounts on the purchase of handsets, traffic or other types of services based on the amount of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision based on an estimate of the value of the points accumulated at year-end.

The “Accrual Accounts” caption on the liability side of the consolidated balance sheet includes the amount relating to purchases made by customers of the prepaid service for recharging or acquiring cards that at year-end had still not been earned as a revenue since the customers had not consumed the total amount of traffic relating to their cards. Also, in the directories line of business, the revenues related to billings for advertising in unpublished guides are recorded under this account, whereas the associated costs are recorded as “Inventories” until the guides are published.

As for the business activities performed by Group subsidiaries in order to operate in the on-line travel agency industry, the full amount billed is recognized as a revenue when the end customer is billed for the total amount of the ticket, including taxes, assuming the credit risk or risk of nonpayment by the end customer, and by maintaining a minimum purchase commitment to the principal supplier or reserving the right to set the definitive price to be charged to the end customer. The sales thus recorded in 2003 amounted to €31.19 million.

In accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(5) CONSOLIDATION GOODWILL

The variations in the “Consolidation Goodwill” caption and in the related accumulated amortization in 2003 and 2002 were as follows:

Millions of Euros
Balance at 12/31/01	9,128.94
Additions	1,121.54
Amortization	(667.49)
Write-offs	(2,259.81)
Net retirements	(277.64)
Net transfers	(236.94)
Translation differences	(444.58)
Balance at 12/31/02	6,364.02
Additions	1,135.82
Amortization	(444.11)
Write-offs (Note 20)	(6.48)
Net retirements	(312.01)
Net transfers	(606.73)
Translation differences	(76.64)
Balance at 12/31/03	6,053.87

The goodwill arising on the acquisition of companies abroad is translated to euros at the exchange rates prevailing at the time the goodwill arises, except for goodwill arising on the acquisition of companies by foreign companies, which is recorded in local currency and is affected by exchange rate fluctuations. The resulting differences are recorded under the “Translation Differences in Consolidation” caption.

The detail of the balances of the goodwill and the related accumulated amortization relating to each company and of the variations therein is shown in Exhibit III.

Per the estimates and projections available to the directors, the projected income attributable to the Group that will be earned by the companies at which goodwill had arisen at year-end is at least equal to the unamortized balance of the related goodwill in the related periods.

Based on these estimates and projections, in 2002 the existing estimates and projections were reviewed, and €2,259.81 million of goodwill was written off in accordance with the accounting principle of prudence in valuation, based on the analyses made both in-house and by third parties of the projected cash flows for the following years (see Note 20). The goodwill written off in 2002 included most notably €856.66 million relating to the investment in the Terra Lycos Group, €530.00 million relating to the investment in Telefónica Deutschland, GmbH, €154.47 million relating to the investment in I.O. Box, €173.38 million relating to the investment in Pearson Plc., €59.14 million relating to the investment in Atlanet, S.p.A. and €49.65 million relating to the investment in Emergia Holding, N.V.

The goodwill written off by the Terra Group in 2002 also included the retirement of €256.67 million under the agreement entered into on May 16, 2000, by Lycos Inc., Terra Networks, S.A., Telefónica, S.A. and Bertelsmann, AG, which was subsequently modified on the basis of a new contract whereby Telefónica, S.A. replaced Bertelsman AG in the commitment to create value for the Terra Group within the context of the Telefónica Group.

There were no material writeoffs in 2003.

2003

The main additions to consolidation goodwill in 2003 related to the following companies:

Millions of Euros
Sogecable, S.A.	607.23
Tele Centro Oeste Celular Participaçoes, S.A. (TCO)	227.67
Endemol France (Note 14)	112.10
Antena 3 de Televisión, S.A.	63.91
Terra Networks, S.A.	58.57
Other companies	66.34
Total	1,135.82

The net retirements of goodwill in 2003 included most notably that relating to the goodwill as a result of the divestment of Antena 3 de Televisión, S.A. amounting to €217.59 million (see Note 2-c). The most significant transfer arose from the exclusion of the holding in Uno-e Bank, S.A. from consolidation, amounting to €110.95 million (see Note 2-c).
In 2003 €504.65 million of goodwill were allocated as an addition to the net value of the licenses to operate wireless communication services nationally in Mexico. This amount was allocated after the related valuation had been completed, which is when the related amount was transferred to the “Administrative Concessions” account (see Note 6).

2002

The main additions to consolidation goodwill in 2002 related to the following companies:

Millions of Euros
Telefónica Móviles México Group	598.44
Grupo Brasilcel, N.V.	268.69
Endemol Group	89.98
Telefónica Centroamérica Guatemala	41.40
Emergia Holding, N.V.	49.65
Other companies	73.38
Total	1,121.54

In 2002 there were no significant retirements of goodwill due to sales of holdings. However, due to changes in the consolidation method (see Exhibit II) there was a 50% reduction (€243.65 million) in the goodwill relating to the wireless operators in Brazil following the joint venture agreement with Portugal Telecom, S.G.P.S., S.A. leading to the formation of Brasilcel, which was proportionally consolidated at 2002 year-end.

(6) INTANGIBLE ASSETS

The detail of the balances of the intangible asset accounts and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/02	Additions	Retirements	Companies	Companies	Differences	Transfers	12/31/03
Cost:
Research and development expenses	1,179.15	73.32	(57.33)	-	-	(1.93)	(3.29)	1,189.92
Administrative concessions	6,350.20	0.12	(15.33)	8.30	-	(110.59)	370.39	6,603.09
Rights on leased assets	84.40	21.63	(4.55)	-	(9.27)	(4.24)	4.80	92.77
Software licenses and developments	3,131.19	533.05	(699.08)	16.90	(2.20)	(11.08)	523.95	3,492.73
Other intangible assets	1,190.64	181.76	(254.44)	16.46	(18.38)	(14.37)	(287.45)	814.22
Total intangible assets, gross	11,935.58	809.88	(1,030.73)	41.66	(29.85)	(142.21)	608.40	12,192.73
Accumulated amortization:
Research and development expenses	1,005.95	141.00	(56.69)	-	-	(0.51)	0.75	1,090.50
Administrative concessions	993.97	244.99	(4.06)	1.62	-	(37.98)	(95.25)	1,103.29
Rights on leased assets	29.92	16.33	(2.93)	-	(3.65)	(3.04)	(3.26)	33.37
Software licenses and developments	1,767.14	725.21	(685.12)	5.84	(1.12)	(25.49)	97.11	1,883.57
Other intangible assets	468.70	77.88	(148.96)	0.03	(0.46)	(25.57)	9.07	380.69
Total accumulated amortization	4,265.68	1,205.41	(897.76)	7.49	(5.23)	(92.59)	8.42	4,491.42
Allowances for decline in value	40.33	0.80	(4.89)	-	(0.08)	(3.02)	(4.99)	28.15
Intangible assets, net	7,629.57	(396.33)	(128.08)	34.17	(24.54)	(46.60)	604.97	7,673.16

	Millions of Euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/01	Additions	Retirements	Companies	Companies	Differences	Transfers	12/31/02
Cost:
Research and development expenses	1,049.59	94.42	(0.08)	-	-	(0.64)	35.86	1,179.15
Administrative concessions	15,011.19	177.72	(9,423.12)	1,053.78	(443.57)	(246.47)	220.67	6,350.20
Rights on leased assets	137.69	10.40	(3.76)	-	-	(20.96)	(38.97)	84.40
Software licenses and developments	2,309.13	423.40	(61.84)	127.24	(49.20)	(175.38)	557.84	3,131.19
Other intangible assets	1,778.44	400.64	(119.32)	9.02	(1.49)	(145.40)	(731.25)	1,190.64
Total intangible assets, gross	20,286.04	1,106.58	(9,608.12)	1,190.04	(494.26)	(588.85)	44.15	11,935.58
Accumulated amortization:
Research and development expenses	862.72	146.01	(0.08)	-	-	(0.64)	(2.06)	1,005.95
Administrative concessions	745.22	240.03	(3.49)	97.85	(31.20)	(30.56)	(23.88)	993.97
Rights on leased assets	61.00	20.88	(4.92)	-	-	(5.27)	(41.77)	29.92
Software licenses and developments	1,133.94	603.45	(47.06)	53.43	(16.00)	(65.94)	105.32	1,767.14
Other intangible assets	504.37	123.71	(44.24)	0.43	(0.14)	(61.76)	(53.67)	468.70
Total accumulated amortization	3,307.25	1,134.08	(99.79)	151.71	(47.34)	(164.17)	(16.06)	4,265.68
Allowances for decline in value	19.65	27.56	(4.78)	2.68	-	(6.60)	1.82	40.33
Intangible assets, net	16,959.14	(55.06)	(9,503.55)	1,035.65	(446.92)	(418.08)	58.39	7,629.57

The additions in 2003 included most notably €316.69 million relating to Telefónica de España, basically due to the update of the software of exchanges. The additions at the Telefónica Móviles Group amounted to €149.33 million and related to investments in information and billing systems and in the development of new i-mode services.

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. at year-end (see Exhibit II), which affected the net additions and retirements by €754.48 million and €446.90 million, respectively. Also, the inclusion of Pegaso gave rise to net additions of €274.13 million.

The “Administrative Concessions” caption includes mainly the following items:

− A concession granted by the Peruvian State to Telefónica del Perú, S.A.A. when this company was acquired in April 1994 by Telefónica Internacional. This concession expires in 2019.

− Licenses to operate wireline and wireless communications services of the companies awarded in the privatization in July 1998 of the Telebras system in Brazil. A portion of the price paid for these companies was allocated as an addition to the value of these assets when they were acquired. The term of these licenses is 27 years.

− 25-year DCS 1800 MHz license in Spain recorded at the amount paid to the Spanish Government plus the amount set aside to defray the costs relating to the radio spectrum cleaning process required for the implementation and development of these licenses.

− The amount attributable to the licenses to operate wireless communication services nationally in Mexico. This amount was allocated after the related valuation had been completed, which is when it was reclassified to the “Consolidation Goodwill” caption. The net balance of these licenses as of December 31, 2003, amounted to €504.65 million, and this amount is being amortized over the term of the licenses based on the estimated capacity of the licenses to generate revenues in each period (see Note 5).

− Licenses for the provision of the Personal Communications Service in Argentina, which are being amortized over 20 years.

− As of December 31, 2001, they also included the licenses for the provision of UMTS services in Spain, Germany, Austria and Switzerland. In 2002, as a result of the analyses made, they included the licenses of Germany, Austria and Switzerland on the basis of the estimated realizable value of these businesses, and €9,445.01 million of value adjustments were made to the various intangible asset accounts, which are included in the “Retirements” column.

The projections that the directors have regarding business performance and the income to be generated by these licenses are at least equal to the unamortized balance of the licenses.

(7) PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2003 and 2002 are as follows:

	Millions of Euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/02	Additions	Retirements	Companies	Companies	Differences	Transfers	12/31/03
Cost:
Land and structures	6,159.15	22.93	(264.71)	15.38	(4.32)	(67.50)	210.23	6,071.16
Plant and machinery	3,739.81	55.43	(33.83)	16.32	(7.25)	(162.45)	(1,222.61)	2,385.42
Telephone installations	53,758.90	280.18	(722.61)	170.47	(0.34)	(766.85)	3,165.57	55,885.32
Furniture, tools, etc.	3,132.06	132.27	(492.56)	23.95	(10.91)	(89.97)	136.34	2,831.18
Total property, plant and equipment in service	66,789.92	490.81	(1,513.71)	226.12	(22.82)	(1,086.77)	2,289.53	67,173.08
Construction in progress	986.15	2,342.47	(18.79)	9.22	(0.21)	(36.15)	(2,208.69)	1,074.00
Advances on property, plant and equipment	66.15	1.07	(0.19)	0.16	-	(5.08)	(54.90)	7.21
Installation materials	162.63	122.08	(8.94)	-	-	4.79	(94.90)	185.66
Property, plant and equipment, gross	68,004.85	2,956.43	(1,541.63)	235.50	(23.03)	(1,123.21)	(68.96)	68,439.95
Accumulated depreciation:
Structures	2,120.13	218.61	(88.99)	2.41	(2.18)	(17.35)	(65.30)	2,167.33
Plant and machinery	1,540.87	287.61	(26.47)	4.06	(5.53)	(194.35)	(20.67)	1,585.52
Telephone installations	35,217.52	4,016.14	(641.69)	76.32	(0.22)	(326.33)	18.29	38,360.03
Furniture, tools, etc.	1,941.31	419.61	(424.53)	13.96	(5.45)	(72.15)	55.10	1,927.85
Total accumulated depreciation	40,819.83	4,941.97	(1,181.68)	96.75	(13.38)	(610.18)	(12.58)	44,040.73
Allowances for decline in value	85.37	19.84	(10.36)	-	-	(10.34)	(1.07)	83.44
Property, plant and equipment, net	27,099.65	(2,005.38)	(349.59)	138.75	(9.65)	(502.69)	(55.31)	24,315.78

	Millions of Euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/01	Additions	Retirements	Companies	Companies	Differences	Transfers	12/31/02
Cost:
Land and structures	7,097.90	33.19	(82.23)	43.13	(19.11)	(1,073.88)	160.15	6,159.15
Plant and machinery	3,365.73	51.51	(76.38)	49.84	(25.28)	(644.61)	1,019.00	3,739.81
Telephone installations	62,975.46	298.60	(1,015.08)	1,371.18	(512.54)	(11,355.68)	1,996.96	53,758.90
Furniture, tools, etc.	3,851.74	162.99	(304.73)	146.12	(48.63)	(700.23)	24.80	3,132.06
Total property, plant and equipment in service	77,290.83	546.29	(1,478.42)	1,610.27	(605.56)	(13,774.40)	3,200.91	66,789.92
Construction in progress	3,034.89	2,159.47	(57.83)	43.52	(39.42)	(777.66)	(3,376.82)	986.15
Advances on property, plant and equipment	53.20	22.30	(2.78)	2.96	(0.17)	(7.70)	(1.66)	66.15
Installation materials	154.12	91.59	(16.42)	-	-	(47.52)	(19.14)	162.63
Property, plant and equipment, gross	80,533.04	2,819.65	(1,555.45)	1,656.75	(645.15)	(14,607.28)	(196.71)	68,004.85
Accumulated depreciation:
Structures	2,332.44	214.76	(28.94)	8.32	(2.34)	(296.93)	(107.18)	2,120.13
Plant and machinery	1,196.20	524.78	(87.54)	10.98	(12.51)	(240.74)	149.70	1,540.87
Telephone installations	37,976.28	4,176.61	(921.32)	447.30	(267.26)	(6,469.24)	275.15	35,217.52
Furniture, tools, etc.	2,327.03	453.67	(251.41)	58.88	(22.20)	(393.01)	(231.65)	1,941.31
Total accumulated depreciation	43,831.95	5,369.82	(1,289.21)	525.48	(304.31)	(7,399.92)	86.02	40,819.83
Allowances for decline in value	95.00	51.94	(52.60)	0.53	-	(8.63)	(0.87)	85.37
Property, plant and equipment, net	36,606.09	(2,602.11)	(213.64)	1,130.74	(340.84)	(7,198.73)	(281.86)	27,099.65

The investments include most notably in the case of Telefónica de España additions in 2003 of €1,084.26 million focused mainly on the deployment of the RIMA network (high performance IP network) and the launch of ADSL, in which a cumulative investment of €1,380.63 million has been made since the beginning of August 2001.

The additions at the Telefónica Móviles Group in 2003 amounted to €996.84 million and related mainly to the increase in and deployment of the capacities of the GSM and GPRS networks and the increase in the investment in the UMTS network. The additions at the Telefónica Internacional Group for investments in the year amounted to €504.48 million and related to both traditional and broadband (ADSL) investments.

The inclusions and exclusions of companies in 2002 include the effect of proportionally consolidating the joint venture Brasilcel, N.V. (see Exhibit II), which affected the net additions and retirements by €492.80 million and €340.75 million, respectively. Also, the inclusion of Pegaso gave rise to net additions of €625.50 million.

The “Retirements” column relating to the various captions includes basically the dismantling of telephony plant of Telefónica de España (see Note 20) with a gross cost of €1,134.64 million in 2003 (€1,010.54 million in 2002).

Noteworthy in 2002 were the investments made by Group companies, mainly in wireline telephony both in Spain and Latin America and in wireless telephony, which represent most of the additions to and related subsequent transfers from the “Construction in Progress” caption.

The “Translation Differences” column includes both the effect of the variation in exchange rates on the beginning balances and the monetary adjustment applied by certain companies to their balances to adjust for inflation, in accordance with the accounting practices in their respective countries. The effect of exchange rates on the period variations is included in the appropriate column for each variation.

As of December 31, 2002 and 2003, the following items had been fully depreciated:

	Millions of Euros
	12/31/03	12/31/02
Buildings and structures	251.94	162.65
Plant, machinery and tools	991.97	728.09
Telephone installations	19,068.16	15,198.67
Other tangible fixed assets	989.75	996.47
Total	21,301.82	17,085.88

Telefónica de España’s fixed assets used to provide services currently regulated by the related license cannot be mortgaged without prior administrative authorization.

The Telefónica Group companies have taken out insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject with suitable limits and coverage. These policies include certain franchises for local and domestic long-distance networks and subscriber equipment.

On December 31, 1996, Telefónica de España revalued its property, plant and equipment pursuant to Royal Decree-Law 7/1996. The Company had previously revalued its assets pursuant to the enabling legislation specifically applicable to Telefónica de España. The net increase in value resulting from these revaluations is being depreciated over the years of remaining useful life of the revalued assets. The percentage of total assets represented by the revalued assets and the effect on the depreciation expense for the year in the accompanying consolidated balance sheet and statement of operations are not material.

The detail, as of December 31, 2003, of the property, plant and equipment owned by consolidated Group companies located abroad is as follows:

Millions of Euros
Cost	27,051.00
Accumulated depreciation	(14,958.67)
Total	12,092.33

(8) LONG-TERM INVESTMENTS

The detail of the balances of the long-term investments and of the related investment valuation allowances as of December 31, 2003 and 2002, and of the variations therein in the years then ended, is as follows:

	Millions of Euros
	Investments in Associated Companies	Other Investments	Other Loans	Guarantees and Deposits	Taxes Receivable (Note 18)	Allowances	Total
Balance at 12/31/01	3,099.14	870.78	2,038.12	232.98	3,757.78	(318.73)	9,680.07
Additions	169.84	2.36	687.81	136.77	6,919.83	(75.29)	7,841.32
Sale of companies	(10.38)	(18.09)	(292.45)	(227.24)	(978.06)	17.63	(1,508.59)
Inclusion of companies	0.40	-	236.18	2.29	17.21	-	256.08
Exclusion of companies	(4.72)	-	(48.11)	(1.45)	(34.90)	0.45	(88.73)
Translation differences	(295.91)	(30.32)	27.75	(10.34)	(265.65)	13.12	(561.35)
Losses	(527.88)	-	-	-	-	-	(527.88)
Dividends	(58.16)	-	-	-	-	-	(58.16)
Transfers	(291.14)	107.30	(424.04)	27.76	263.21	67.28	(249.63)
Balance at 12/31/02	2,081.19	932.03	2,225.26	160.77	9,679.42	(295.54)	14,783.13
Additions	419.43	21.57	1,005.17	533.22	874.01	(93.50)	2,759.90
Retirements	(47.38)	(528.68)	(607.54)	(118.29)	(1,627.84)	46.77	(2,882.96)
Inclusion of companies	-	-	8.15	0.48	3.94	-	12.57
Exclusion of companies	(17.68)	-	-	(2.53)	(0.42)	(5.47)	(26.10)
Translation differences	(108.04)	(25.79)	(6.21)	5.12	(25.32)	12.69	(147.55)
Losses	(212.58)	-	-	-	-	-	(212.58)
Dividends	(31.62)	-	-	-	-	-	(31.62)
Transfers	(575.92)	93.24	(1,412.30)	3.62	125.69	(17.72)	(1,783.39)
Balance at 12/31/03	1,507.40	492.37	1,212.53	582.39	9,029.48	(352.77)	12,471.40

The additions to and retirements from the “Investments in Associated Companies” and “Other Investments” accounts reflect the amount of the investments detailed in the variations in the consolidated Group as of December 31, 2003 and 2002, described in Exhibit II.

The “Other Loans” caption includes mainly the investment of the net level premium reserves of the Group’s insurance companies, mainly in fixed-income securities and long-term deposits amounting to €676.93 million and €823.44 million as of December 31, 2003 and 2002, respectively, which earned average returns in 2003 of between 5.15% and 6.24%. The “Short-Term Investments - Short-Term Investment Securities” caption in the consolidated balance sheet as of December 31, 2003, includes €559.10 million (€405.90 million in 2002) which also relate to short-term investments made by the Group’s insurance companies to cover commitments, which are accounted for as “Technical Reserves” (see Note 14). The maturity schedule for these financial assets is established on the basis on the projections of payments to be made for the commitments acquired.

Noteworthy in connection with the balances receivable from associated companies as of December 31, 2003, is the financing granted to Sogecable, S.A. in accordance with the commitments assumed in relation to the integration of the satellite platforms, as indicated in Note 22-b. Consequently, the “Long-term Investments - Other Loans” and “Short-term Investments – Loans to Associated Companies” captions include €222.49 million and €9.27 million, respectively, of loans to this company. The long-term account receivable of €64.65 million from Médi Telecom is also worthy of mention.

The “Receivable from Associated Companies” and “Payable to Associated Companies” captions include most notably €48.18 million and €26.74 million, respectively, relating to Brasilcel Group companies. €9.33 million of the “Receivable from Associated Companies” caption and €4.21 million of the “Payable to Associated Companies” relate to Médi Telecom.

As of December 31, 2002, the Telefónica Group had granted long-term loans totaling €811.76 million to the associated company DTS Distribuidora de Televisión Digital, S.A. (Vía Digital), and this amount is recorded under the “Other Loans” caption and was converted into capital in 2003 before it was contributed to Sogecable, S.A. Also, the short-term “Accounts Receivable - Receivable from Associated Companies” caption included balances receivable totaling €45.50 million relating to loans and trade accounts receivable.

The “Deposits and Guarantees” account includes mainly €467.68 million to cover guarantees. These deposits will decrease as the respective obligations they are guaranteeing are reduced.

The “Taxes Receivable” caption includes the long-term deferred tax assets, which are grouped together under the “Long-Term Investments” caption on the asset side of the consolidated balance sheet in accordance with an ICAC Resolution on Valuation Standard 16 of the Spanish National Chart of Accounts, and the tax credits recognized in the year (see Note 18).

In 2003 the Telefónica Group sold the following investments in various companies with the results detailed below:

	Percentage of	Millions of Euros
	Capital Stock	Gain (Loss)
	Sold
Subsidiaries and associated companies:
Antena 3 Televisión, S.A. (Note 2-c)	59.24%	392.29
3G Mobile Telecommunications, GmbH	100.00%	13.57
Atlanet, S.p.a. (Note 2-c)	34.00%	(25.78)
Sonda, S.A.	35.00%	(11.14)
Other		(0.64)
Net gain		368.30

The Group and associated companies listed on stock markets are as follows:

− Telefónica, S.A.
− Telefónica Móviles, S.A.
− Telefónica Publicidad e Información, S.A.
− Terra Networks, S.A.
− Sogecable, S.A.
− Amper, S.A.
− Lycos Europe, N.V.
− Compañía de Telecomunicaciones de Chile, S.A. (CTC)
− Telefónica de Argentina, S.A.
− Telefónica de Perú, S.A.A.
− Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV)
− Portugal Telecom, S.A.
− Telecomunicaçoes de São Paulo, S.A. (Telesp)
− Tele Sudeste Celular Participaçoes, S.A.
− Telesp Celular Participaçoes, S.A.
− Tele Centro Oeste Celular Participaçoes, S.A. (TCO)
− Tele Leste Celular Participaçoes, S.A.
− Celular CRT Participaçoes, S.A.
− Pearson P.L.C.
− Infonet Services Corporation.
− Telefónica Móviles El Salvador, S.A. de C.V.
− Telefónica Data Brasil Holding, S.A.
− Compañía de Teléfonos de Chile - Transmisiones Regionales, S.A. (188 Telefónica Mundo)
− Telefónica Móviles Argentina, S.A.
− Telefónica Holding de Argentina, S.A.
− Telefónica Data Argentina, S.A.
− Telefónica Empresas Perú, S.A.A.
− Telefónica Móviles Perú Holding, S.A.A.

Short-term investments

This caption in the accompanying consolidated balance sheet as of December 31, 2003, includes basically the following items:

− The investment in short-term assets of cash surpluses arising at Telefónica, which amounted to €1.287,03 million (€1,274.37 million in 2002), and the investments made with the net level premium reserves of the Group’s insurance companies, which amounted to €559.10 million, as indicated above (€448.90 million in 2002).

− The short-term investments of the Terra Lycos Group recorded under the “Short-Term Investment Securities” caption, which amounted to €224.20 million (€367.79 million in 2002).

− The investments relating to the Telefónica Móviles Group recorded under the “Other Loans” caption, which amounted to €300.34 million.

(9) DEFERRED CHARGES

The breakdown of the balance of this caption and the amortization schedule are as follows:

	Millions of Euros
	Maturity						Balance at	Balance at
	2004	2005	2006	2007	2008	Subsequent Years	12/31/03	12/31/02
Supplementary pension payments
to retired employees (shortfall) (Notes 4-g and 14)	67.74	67.44	67.44	36.34	5.49	18.62	263.07	280.92
Debt arrangement expenses	22.52	15.63	6.72	6.00	3.81	10.01	64.69	220.27
Executive loyalty-building program	0.46	0.46	-	-	-	-	0.92	15.55
Interest on long-term promissory notes	7.13	7.00	7.05	7.13	7.27	16.02	51.60	58.79
Interest on financial lease contracts	0.67	0.46	0.40	0.32	0.31	4.25	6.41	12.90
Externalization of commitments (Note 4-g)	11.76	10.44	8.91	7.47	5.96	12.68	57.22	69.82
Other deferred charges	31.61	15.79	9.14	3.95	3.62	27.02	91.13	144.03
Total	141.89	117.22	99.66	61.21	26.46	88.60	535.04	802.28

(10) TRADE RECEIVABLES

The detail of the balances of this caption as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at	Balance at
	12/31/03	12/31/02

Trade receivables billed	4,547.42	4,381.34

Other receivables	65.63	45.73
Services billed	4,613.05	4,427.07
Unbilled services	1,653.12	1,495.81
Trade receivables	6,266.17	5,922.88
Allowance for bad debts	(1,685.75)	(1,663.56)
Net total	4,580.42	4,259.32

The “Unbilled Services” account includes the connection, monthly and meter service charges not yet billed by the Group operators. This amount arises because these companies’ subscriber billing schedules do not coincide with December 31 (see Note 4-q).

The balance of the public-sector trade receivables in the countries in which the Group operates amounted to €387.85 million as of December 31, 2003 (€352.86 million as of December 31, 2002).

In 2003 the variation in the allowance for bad debts amounted to €380.82 million. €358.63 million were used for the purpose for which they had been recorded (€555.64 million in 2002).

(11) STOCKHOLDERS’ EQUITY

The detail of the balances of equity accounts and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
		Distribution				Allocation			Variations
	Balance at	of 2001	Other	Capital	Balance at	of 2002	Other	Distribution	in Capital	Balance at
	12/31/01	Income	Variations	Increase	12/31/02	Loss	Variations	of Dividends	Stock	12/31/03
Capital stock	4,671.92	-	-	188.74	4,860.66	-	-	-	95.23	4,955.89
Additional paid-in capital	11,670.02	-	-	-	11,670.02	(1,516.22)	(247.74)	(1,653.15)	(265.77)	7,987.14
Revaluation reserves	3,059.64	-	-	(188.74)	2,870.90	(1,316.67)	-	-	(196.37)	1,357.86
Unrestricted reserves	3,379.98	329.65	1,106.74	-	4,816.37	2,621.05	975.84	-	-	8,413.26
Reserve for treasury stock	260.70	-	73.86	-	334.56	-	(201.10)	-	-	133.46

Other restricted reserves	657.97	-	-	-	657.97	-	-	-	-	657.97

Consolidation reserves	3,332.87	1,777.16	(1,239.89)	-	3,870.14	(5,364.96)	(1,061.79)	-	-	(2,556.61)
Translation differences in consolidation	(3,278.29)	-	(3,229.53)	-	(6,507.82)	-	111.83	-	-	(6,395.99)
Income (Loss) for the year	2,106.81	(2,106.81)	(5,576.80)	-	(5,576.80)	5,576.80	2,203.58	-	-	2,203.58

Total	25,861.62	-	(8,865.62)	-	16,996.00	-	1,780.62	(1,653.15)	(366.91)	16,756.56

The “Other Variations” column relating to the “Unrestricted Reserves” and “Consolidation Reserves” accounts relates mainly to the dividends paid to the Parent Company by its subsidiaries. Also, in 2003 it includes in relation to the “Additional Paid-in Capital” account the provision recorded to reduce the carrying value of the shares of treasury stock to their underlying book value. Lastly, the “Consolidation Reserves” account includes in 2003 €80.45 million arising as a result of the capital reduction carried on by Terra Networks, S.A. in order to reduce the value of its treasury stock to its underlying book value.

a) Capital stock

As of December 31, 2003, Telefónica, S.A.’s capital stock amounted to €4,955,891,361, and consisted of 4,955,891,361 fully paid common shares of a single series and of €1 par value each, all recorded by the book-entry system and traded on the Spanish computerized trading system (“Continuous Market”) (in the selective “Ibex 35” Index), on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, São Paulo and Lima Stock Exchanges.

On June 15, 2001, the Stockholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to increase the Company’s capital, at one or several times within a maximum period of five years from that date, under the terms provided by Article 153.1 b) of the Spanish Corporations Law (authorized capital) up to a maximum of €2,274,677,655, by issuing for this purpose the related new common shares, be they redeemable or of any other type permitted by the Law, with a fixed or variable premium, with or without preemptive subscription right and, in all cases, with disbursements for the new shares issued in the form of monetary contributions. As of December 31, 2003, the Board of Directors had not made use of this authorization.

Furthermore, on April 12, 2002, the Stockholders’ Meeting resolved to approve two successive capital increases at the Company with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These capital increases were carried out during the first few months of 2003, as indicated below.

Also, the aforementioned Stockholders’ Meeting resolved to approve two successive capital increases at the Company with a charge to unrestricted reserves, each for an amount equal to 2% of the subscribed and paid-in capital stock, through two successive issues of new shares that will be assigned totally free of charge to the Company’s stockholders at a ratio of one new share for every 50 shares held by them, and empowered the Board of Directors accordingly to execute the resolution in question within one year from the date on which it was adopted. These capital increases were carried out during the first few months of 2002, as indicated below.

Also, on April 11, 2003, the Stockholders’ Meeting empowered the Board of Directors to issue fixed income securities at one or several times within a maximum period of five years from that date. The total maximum amount of the issue or issues of fixed-income securities that the Board can resolve to make pursuant to the aforementioned powers, together with that of the Company’s other issues outstanding on the date on which these powers are exercised, cannot exceed the maximum limit of the amount of paid-in capital stock plus the reserves recorded in the latest available approved balance sheet and the asset revaluation accounts accepted by the authorities, pursuant to Article 282.1 of the Spanish Corporations Law. The fixed-income securities issued can be debentures, bonds, promissory notes or any other kind of fixed-income security, both simple and, in the case of debentures and bonds, exchangeable for shares of the Company or of any of the Group companies and/or convertible into shares of the Company. As of December 31, 2003, the Board of Directors had not exercised these powers, except in relation to the approval of a program to issue corporate promissory notes for 2004.

Also, the aforementioned Stockholders’ Meeting on April 12, 2002, resolved to increase capital by €2,180,809 through the issuance of new common shares with additional paid-in capital of €11.61 per share to cater for the needs derived from the establishment of a stock option plan for the employees of the Endemol Group. It also granted the Board of Directors the necessary powers to implement the capital increase resolution, including the express power to refrain from implementing the resolution. In a resolution dated December 18, 2002, the Board of Directors expressly decided not to implement the aforementioned resolution to increase capital, and opted to cover the stock option plan referred to above by a means other than through a capital increase with the issuance of new shares (i.e., through the prior acquisition of Telefónica S.A. shares on the stock market).

Also on April 11, 2003, the Stockholders’ Meeting authorized the Board of Directors to derivatively acquire treasury stock, for consideration, up to the limits and pursuant to the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from that date. However, it established that in no case could the par value of the shares acquired, added to that of the treasury stock already held by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5% of the capital stock of Telefónica.

As of December 31, 2003 and 2002, the Telefónica Group companies held the following shares of the Parent Company, Telefónica, S.A.:

	Number of Shares	Euros per Share (*)		Market Value	%
		Acquisition	Market Price
Treasury stock at 12/31/03	40,532,869	10.39	10.85	439.66	0.81787
Treasury stock at 12/31/02	91,631,076	11.65	8.53	781.61	1.88516
(*) As indicated in Note 4-i, a drop in the market value of the shares to below acquisition cost would lead to the recording of additional provisions with a charge to consolidated income, but would not affect the total amount of consolidated equity.

In 2003 the Company acquired for consideration 50,792,028 shares of treasury stock and 3,918,983 shares were assigned to it in the capital increases at no charge to stockholders. Also 101,140,640 shares were used to retire a portion of the capital stock as indicated earlier, and 6,000,000 shares were sold for a gain of €7.12 million (see Note 20). Lastly, as a result of the completion of the process of purchasing the holding in Telefónica Holding Argentina, S.A. in 2003, the settlement relating to the Company amounted to the equivalent of 1,331,422 share of treasury stock, which gave rise to an extraordinary gain of €12.63 million. The average acquisition cost of the shares of treasury stock as of December 31, 2003 and 2002, was €10.39 and €11.65 per share, respectively.

The consolidated balance sheets as of December 31, 2003 and 2002, include the acquisition cost of the shares of treasury stock (€421.26 million and €1,067.94 million, respectively) net of allowances of €287.80 million and €733.38 million, respectively, the provisions to which were recorded, in accordance with current accounting regulations (see Note 4-i), with a cumulative charge to the consolidated statement of operations in respect of the market value of these shares (€286.33 million in 2002) and with a cumulative charge to unrestricted reserves in respect of the amount by which the market value or cost in 2003 exceeds the underlying book value (€287.80 million and €447.05 million in 2003 and 2002, respectively). The allowance released with a credit to 2003 consolidated income amounted to €159.95 million, as a result of the positive performance of the share price in the period (the provision recorded in 2002 amounted to €288.09 million) (see Note 20).

The Company has recorded the related restricted reserve for the amount of these shares of treasury stock. Also, in 2003 and 2002 it recorded provisions of €448.84 million and €59.29 million, respectively, with a charge to the “Unrestricted Reserves” caption to reflect the shares of treasury stock at their underlying book value (see Note 4-i).

Variations in capital stock and additional paid-in capital in 2003

The variations in 2003 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

			Millions of Euros
	Date	Number of Shares	Capital Stock	Additional Paid-in Capital
Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02
Capital increase at no cost to stockholders	02/12/03	97,213,225	97.21	-
Capital increase at no cost to stockholders	04/11/03	99,157,490	99.16	-
Retirement of treasury stock	06/05/03	(101,140,640)	(101.14)	(265.77)
Monetary dividend	Jul.-Oct. 2003	-	-	(1,233.15)
Dividend in kind		-	-	(420.00)
Restricted reserve for treasury stock		-	-	(247.74)
Allocation of 2002 loss		-	-	(1,516.22)
Balance at December 31, 2003		4,955,891,361	4,955.89	7,987.14

The capital increases and decreases formalized in 2003 were as follows:

ι On February 12, 2003, the notarial deed of formalization and execution of a capital increase at Telefónica S.A. was executed. This capital increase, for a par value of €97,213,225 was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 27, 2003.

ι On April 11 2003, the notarial deed of formalization and execution of a capital increase at Telefónica S.A. was executed. This capital increase, for a par value of €99,157,490, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them. Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from May 2, 2003.

ι On June 5, 2003, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Stockholders’ Meeting on April 11, 2003, was executed. Capital was reduced through the retirement of treasury stock previously acquired by the Company pursuant to the authorization of the Stockholders’ Meeting. As a result, 101,140,640 shares of treasury stock of Telefónica S.A. were retired and the Company’s capital stock was reduced by a par value of €101,140,640. Article 5 of the bylaws in relation to the capital stock figure, which from that date was set at €4,955,891,361 was reworded accordingly. At the same time, pursuant to Article 167.3 of the Spanish Corporations Law, and in order to render null and void the right of opposition provided for in Article 166 of the Corporations Law, it was decided to record a reserve for retired capital stock for an amount equal to the par value of the retired shares, which can only be used if the same requirements as those applicable to the reduction of capital stock are met. The retired shares were excluded from official listing on June 18, 2003.

In addition, on April 11, 2003, the Stockholders Meeting resolved to distribute a portion of the additional paid-in capital recorded in the Company’s balance sheets, through the payment of €0.25 per share for each of the Company’s outstanding shares. The related charge was made to the “Additional Paid-in Capital” account. This amount was paid in two installments, the first of €0.13 per share on July 3, 2003, and the second of €0.12 per share on October 15, 2003. The total amount paid amounted to €1,233.17 million.

Also, on April 11, 2003, the Stockholders’ Meeting approved the distribution in kind of a portion of the additional paid in capital, for a total amount of up to €420,003,360, through the distribution to the stockholders of Telefónica S.A. of shares representing up to 30% of the capital stock of Antena 3 de Televisión S.A. This distribution, which was carried out in November 2003, was subject to the condition precedent, already fulfilled, that the Spanish National Securities Market Commission (CNMV) approved the admission to listing of the shares of the aforementioned company (see Note 2-c).

Variations in capital stock and additional paid-in capital in 2002

The variations in 2002 in the “Capital Stock” and “Additional Paid-in Capital” captions were as follows:

			Millions of Euros
	Date of Share Issue	Number of Shares	Capital Stock	Additional Paid-in Capital
Balance at December 31, 2001		4,671,915,885	4,671.92	11,670.02
Capital increase at no cost to stockholders	02/13/02	93,438,317	93.44	-
Capital increase at no cost to stockholders	04/12/02	95,307,084	95.30	-
Balance at December 31, 2002		4,860,661,286	4,860.66	11,670.02

The capital increases carried out and formalized in 2002 were as follows:

ι On February 13, 2002, the notarial deed of formalization and execution of a capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €93,438,317, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from February 26, 2002.

ι On April 12, 2002, the notarial deed of formalization and execution of another capital increase at Telefónica, S.A. was executed. This capital increase, for a par value of €95,307,084, was carried out with a charge to unrestricted reserves through the issuance of an equal number of new common shares of the Company, of €1 par value each, which were assigned to the Company’s stockholders free of charge at a ratio of one new share for every 50 shares held by them.

Following registration of the aforementioned public deed at the Mercantile Registry, the new shares were admitted to listing on official markets from April 30, 2002.

b) Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c) Revaluation reserves

The balance of the “Revaluation Reserves” caption arose as a result of revaluations made from 1946 to 1987 and of the revaluation made pursuant to Royal Decree-Law 7/1996.

The detail as of December 31, 2003 and 2002, of the balances of the revaluation reserves, which amounted to €1,357.86 million and €2,870.90 million, respectively, and of the variations therein in 2003 and 2002 is as follows:

Millions of Euros
Revaluations made from 1946 to 1987	4,478.76
Revaluation made pursuant to Royal Decree-Law 7/1996	1,357.40
Amounts used:
Capital increases from 1977 to 1986	(447.68)
Transfer to provisions in 1982	(113.16)
Single tax on revaluation, Royal Decree-Law 7/1996	(40.72)
Other variations from 1981 to 1986	(15.45)
Amount used in 1998	(1,795.07)
1999 capital increase	(188.42)
Balance at 12/31/00	3,235.66
Capital increase on January 25, 2001	(86.82)
Capital increase on April 3, 2001	(89.20)
Balance at 12/31/01	3,059.64
Capital increase on February 13, 2002	(93.44)
Capital increase on April 12, 2002	(95.30)
Balance at 12/31/02	2,870.90
Capital increase on February 12, 2003	(97.21)
Capital increase on April 11, 2003	(99.16)
Amounts used to offset 2002 losses	(1,316.67)
Balance at 12/31/03	1,357.86

d) Consolidation reserves

The detail of the consolidation reserves as of December 31, 2003, and of the variations therein in 2003 is as follows:

	Millions of Euros
	Balance at			Balance at
	12/31/02	Increase	Decrease	12/31/03
Fully consolidated companies	4,402.65	799.10	(7,158.43)	(1,956.68)
Companies accounted for by the equity method	(532.51)	9.00	(76.42)	(599.93)
Total	3,870.14	808.10	(7,234.85)	(2,556.61)

The detail of the consolidation reserves as of December 31, 2002, and of the variations therein in 2002 is as follows:

	Millions of Euros
	Balance at			Balance at
	12/31/01	Increase	Decrease	12/31/02
Fully consolidated companies	3,773.35	3,217.16	(2,587.86)	4,402.65
Companies accounted for by the equity method	(440.48)	69.26	(161.29)	(532.51)
Total	3,332.87	3,286.42	(2,749.15)	3,870.14

The variations shown in the foregoing tables relate mainly to prior years’ retained earnings (increases) and to dividends paid and losses incurred by the companies (decreases).

The detail of the contribution made by the Group companies to the consolidated reserves is shown in Exhibit I.

e) Translation differences in consolidation

The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after elimination of intercompany balances and transactions (see Note 4-b). This caption also includes the exchange differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange risk on these investments.

The detail of the contribution made by the Group companies to the translation differences in consolidation is shown in Exhibit I.

f) Legislation regulating the sale of holdings

Law 62/2003 on Tax, Administrative, Labor and Social Security Measures, based on the judgment of the European Court of Justice of May 13, 2003, amended the administrative authorization system contained in Law 5/1995 on the legal regime applicable to the disposal of public shareholdings in certain companies, to which certain of the corporate transactions and agreements of Telefónica S.A., Telefónica Móviles S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997.

The reform made establishes a new model for administrative involvement, replacing the system of prior authorization with that of subsequent notification. The cases that must be notified were also reduced.

Specifically, the sale or charging of shares without notification is permitted, provided that there is no change in control, in relation to shares representing up to 50% of the capital stock of (i) Telefónica de España, S.A.U. owned by Telefónica, S.A.; (ii) Telefónica Móviles, S.A. owned by Telefónica, S.A.; and (iii) Telefónica Móviles España, S.A.U. owned by Telefónica Móviles, S.A.

Additionally, the notification system still applies to the direct, indirect or triggered acquisition, even through third-party trusts or interposed third parties, of shares of Telefónica S.A. or of Telefónica Móviles S.A. when they result in the disposal of at least 10% of the capital stock. However, cases constituting mere financial transactions that do not have as their objective the obtainment of the control and/or management of these companies are excluded.

Also, the disposal or charging of certain strategic assets located in Spain by Telefónica de España and Telefónica Móviles España continue to be subject to the aforementioned notification system, except when these transactions are carried out between Group companies.

(12) MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies. The variations in 2003 and 2002 in the balances of this caption in the consolidated balance sheets were as follows:

Millions of Euros
Balance at 12/31/01	7,433.55
Capital contributions and inclusion of companies	3,325.65
Preferred share issue	2,000.00
Loss for the year	(5,795.61)
Variation in translation differences	(990.51)
Capital reduction and exclusion of companies	(108.33)
Dividend paid	(109.12)
Other variations	(142.70)
Balance at 12/31/02	5,612.93
Capital contributions and inclusion of companies	396.06
Income for the year	245.49
Variation in translation differences	(60.87)
Acquisitions and exclusion of companies	(1,452.21)
Dividend paid	(309.66)
Other variations	(5.52)
Balance at 12/31/03	4,426.22

The detail of the balances of this caption and of the variations relating to the main Group companies is shown in Exhibit IV.

2003

Noteworthy in 2003 was the effect of the tender offer for Terra Networks, S.A. shares that led to a reduction of €1,207.42 million in the balance of “Minority Interests”, and this amount is included in the “Acquisitions” account in the accompanying table (see Note 2-c). Also worthy of mention in relation to “Capital Contributions and Inclusion of Companies” are the €142.06 million relating to the inclusion in the consolidated financial statements of Tele Centro Oeste Celular Participaçoes, S.A. and €240.38 million relating to the inclusion of Antena 3 de Televisión, S.A. (see Note 2-c). As indicated in Note 2-c, the latter investment was subsequently excluded from consolidation, giving rise to a reduction of €244.39 million in the balance of the “Minority Interests” caption.

2002

The capital contributions and inclusions of companies in 2002 relate mainly to the conversion of debt into capital at Group 3G UMTS Holding GmbH, which gave rise to an increase of €3,051.36 million in the liability relating to minority interests.

The balance of the “Preferred Share Issue” account relates to the share issue launched by the Telefónica subsidiary Telefonica Finance USA, LLC for €2,000 million in December 2002. The shares were still outstanding as of December 31, 2003.

The features of this share issue were as follows:

– Dividend: variable and non-cumulative:

- Through December 30, 2012, the dividend will be 3-month Euribor with a maximum of 7% APR and a minimum of 4.25% APR; and

- From that date onwards, 3-month Euribor plus a spread of 4% APR.

– Dividend payment:

- Dividends will be paid quarterly in arrears.

- Payment of dividends is conditional upon the Telefónica Group having reported consolidated net income.

– Term: perpetual, with the option for the issuer of total or partial early redemption, from December 30, 2012, and at face value, of the shares issued.

– Remuneration: preferred, non-cumulative dividends, conditional upon the obtainment of consolidated income or upon the payment of dividends on common shares.

– Guarantee: irrevocable joint and several Telefónica, S.A. guarantee.

– Voting rights: none.

The balance of the “Loss for the Year” account in 2002 includes most notably the losses amounting to €874.38 million and €4,580.32 million incurred in the year by the Terra Lycos Group and the Telefónica Móviles Group, respectively, attributed to the minority stockholders of these Groups.

(13) DEFERRED REVENUES

The detail of the balances of this caption in the accompanying consolidated balance sheets and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Capital	Exchange Gains	Accrual of	Other	Total
	Subsidies		Investment
			Tax Credit (Note 18)
Balance at 12/31/01	301.11	1.55	101.92	741.17	1,145.75
Additions	0.96	36.51	91.88	99.73	229.08
Transfers and other variations	(0.21)	4.71	(0.65)	(201.50)	(197.65)
Allocation to income	(63.79)	(39.31)	(36.09)	(157.53)	(296.72)
Balance at 12/31/02	238.07	3.46	157.06	481.87	880.46
Additions	1.81	42.15	33.99	116.50	194.45
Transfers and other variations	0.34	(5.35)	(3.56)	(34.32)	(42.89)
Allocation to income	(53.78)	(38.16)	(47.38)	(234.73)	(374.05)
Balance at 12/31/03	186.44	2.10	140.11	329.32	657.97

The “Other” caption includes €64.70 million and €143.80 million as of December 31, 2003 and 2002, respectively, respectively, relating to the revenue to be collected in the five years following 1999 for the future deduction at Telesp of amortization of goodwill, which is tax deductible at that company.

The “Other” caption in the foregoing table also includes €99.24 million and €186.41 million as of December 31, 2003 and 2002, respectively, as a result of the negotiations between certain Brazilian subsidiaries and their employees, which disclosed the possibility of allocating to income over the remaining years of working life of the employees covered by the new pension plan the amounts provisioned in previous years under the terms and conditions then prevailing. Due to the changes in 2003 in the employment situation of these Brazilian companies, the liabilities for pension plans and similar commitments have decreased significantly, giving rise to an extraordinary revenue of €74.34 million, and this amount was credited to the consolidated statement of operations (see Note 20).

This caption also includes €103.20 million as of December 31, 2003, relating to the amounts collected by Telefónica de España and Emergia from other operators for the use of underwater cable systems.

Capital subsidies

The detail of the capital subsidies not yet allocated to income is as follows:

	Millions of Euros
Grantor	12/31/03	12/31/02
Official agencies, autonomous community governments, provincial and municipal governments, etc.	33.99	49.58
EU-
STAR Programme	1.99	4.19
ERDF Programme	3.58	6.57
IRTA Programme	-	0.70
ERDF 94/95 Operating Programme	141.48	169.99
Other	5.40	7.04
Total	186.44	238.07

(14) PROVISIONS FOR CONTINGENCIES AND EXPENSES

The detail of the balances of the provisions for contingencies and expenses and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
	Balance at 12/31/01	Provisions	Amounts Used	Incl. of Companies	Other	Balance at 12/31/02	Provisions	Amounts Used	Incl. of Companies	Transfers and Other	Balance at 12/31/03
Provision for supplementary pension payments to retired employees (Note 9)	297.54	15.89	(0.43)	-	(313.00)	-	-	-	-	-	-
Group insurance	111.08	12.04	(1.40)	-	(112.68)	9.04	0.73	(0.85)	-	2.50	11.42
Provision for preretirement, social security expenses and voluntary severance	3,489.32	222.41	(428.76)	-	(2,148.95)	1,134.02	1,436.78	(300.72)	-	24.96	2,295.04
Technical reserves (Note 4-m)	953.67	17.24	(258.34)	-	2,574.68	3,287.25	13.30	(449.94)	(0.16)	-	2,850.45
Provision for pension funds of other companies	181.87	22.54	(28.33)	-	(53.98)	122.10	43.37	(96.90)	-	1.35	69.92
UMTS provision	-	2,371.46	(72.49)	-	-	2,298.97	8.84	(101.89)	-	(968.81)	1,237.11
Other provisions	829.22	348.93	(73.78)	60.46	(1.30)	1,163.53	497.07	(429.38)	18.43	(25.36)	1,224.29
Total	5,862.70	3,010.51	(863.53)	60.46	(55.23)	8,014.91	2,000.09	(1,379.68)	18.27	(965.36)	7,688.23

The main provisions and commitments to employees recorded under this caption in the accompanying consolidated balance sheets are as follows.

Supplementary pension payments to employees who retired before June 30, 1992

On July 8, 1992, Telefónica reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Prevision). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children. The resulting underprovision on that date (€707.21 million) was recorded under the “Deferred Charges” caption and has been allocated to income since that date by the straight-line method over 15 years, the estimated average remaining life of the retired employees (1992-2007) (see Note 9).

In accordance with Private Insurance Law 30/1995, on November 1, 1997, these commitments were externalized, and adapted accordingly, through changes to the clauses of the contract and payment of a single premium, to the Group company Seguros de Vida y Pensiones Antares, S.A., on November 1, 2002, pursuant to Private Insurance Law 30/1995, Law 50/1998 on Tax, Administrative, Labor and Social Security Measures and Royal Decree 1588/1999 enacting the regulations on the instrumentation of employers’ pension commitments to employees and beneficiaries), entailing the payment of a single premium of €313.00 million.

Group life insurance (internal allowance for survivorship benefits)

Serving employees who did not join the pension plan continue to be entitled to receive survivorship benefits at the age of 65. Telefónica de España has recorded a provision to cover these commitments, based on the actuarial calculations made under the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%. Most of these commitments were externalized in 2002.

Provisions for preretirements, early retirements, social security costs and voluntary severances of Telefónica de España employees

In order to adapt to the competitive environment, in prior years Telefónica implemented preretirement, early retirement and technology renewal plans in order to adapt its cost structure to the new environment and took certain strategic decisions relating to its sizing and organization policy.

Against this backdrop, as a result of the agreements reached individually with the Telefónica de España employees, a total of 11,273 and 6,062 employees left the company in 1999 and 2000, respectively.

In November 2002 the Company’s preretirement and early retirement commitments to employees under labor force reduction plans were externalized through a policy taken out with Seguros de Vida y Pensiones Antares, S.A. This caption continues to include the liabilities relating to severances of Telefónica de España employees and to the Special Social Security Agreement.

The remaining balance of the provision as of December 31, 2003, relates basically to the Special Social Security Agreement, amounting to €537.25 million, and to the income commitments to employees who have taken voluntary severance, amounting to €388.91 million.

Also, on July 29 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that envisages the termination of up to 15,000 employment contracts in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003.

Within the framework regulated by the labor force reduction plan, in 2003 the Company approved a total of 5,489 requests for voluntary severance, for which provisions amounting to €1,372.29 million were recorded with a charge to the “Extraordinary Expenses and Losses” caption in the consolidated statement of operations, of a total recorded at consolidated level by the various Group companies of €1,593.41 million (see Note 20). The outstanding balance as of December 31, 2003, was €1,334.45 million.

Technical reserves

This caption includes the reserves recorded by the Group’s insurance companies. As indicated in various sections of these notes to consolidated financial statements, in November 2002, pursuant to the legislation in force, various of Telefónica de España’s commitments to its employees were externalized to the Group company Seguros de Vida y Pensiones Antares, S.A. The “Transfers” column in the “Provisions for Contingencies and Expenses” table shown above included in 2002 the effect of transferring these Telefónica de España commitments and obligations to the insurance company. As of December 31, 2003, the main items and amounts included under the “Technical Reserves” caption were as follows:

Millions of Euros
Supplementary pension payments for retired personnel	547.98
Group life insurance	125.43
Preretirements and early retirements	1,966.01
Other technical reserves	211.03
Total	2,850.45

The companies that still have these commitments calculated the amounts to be provisioned at 2003 year-end using actuarial assumptions pursuant to current legislation, including most notably the ERM/F-2000 mortality tables and a floating interest rate of between 2.80% and 4% for the most significant amounts, based on the related hire dates.

Provision for the pension funds of other companies

The subsidiary Telecomunicações de São Paulo, S.A. (Telesp) has had various pension plan and medical insurance commitments to its employees since 2000, the year in which these commitments were negotiated and converted into defined-contribution plans. Substantially all of this company’s serving employees availed themselves of these plans. In 2003, mainly as a consequence of the severances at this company and of the update of the actuarial calculations, a reduction in the existing commitments to cover the future payments to be made was disclosed, which led to the extraordinary release of €70.34 million, which was credited to the consolidated statement of operations (see Note 20). As of December 31, 2003, the provision recorded in this connection amounted to €22,58 million (€74.12 million in 2002). Also worthy of note in this connection as of December 31, 2003, are the commitments acquired by Telefónica de Argentina and CTC Chile amounting to €17.52 million and €22.64 million, respectively.

The variations in the “Other” column in 2003 and 2002 relate mainly to translation differences.

UMTS provisions

As indicated in Notes 4-d and 6 in relation to the value adjustments performed on UMTS licenses, this caption includes most notably a provision of €2,371.46 million recorded in 2002. The balance of this caption, net of the amounts used in 2002 and 2003, was €1,237.11 million.

The transfers in this provision relate to the deduction of the amount for accounting for the investment in Ipse 2000 by the equity method, after the company had recorded these effects in its net worth.

Other provisions

The balance of this caption as of December 31, 2003, includes various provisions recorded by the Telefónica Group companies, including most notably €65.00 million at the Telefónica Internacional subgroup relating to provisions for severance costs for the employees' years of service at the respective companies, in accordance with the legislation applicable in each country or with the contractual agreements entered into (€120.01 million as of December 31, 2002), and €158.12 million at Telefónica de España relating to the accrued amount of long-service bonuses paid to personnel after 25 years of service (€158.40 million in 2002).

Also, certain Group companies, mainly those forming part of the Endemol Group, when investing in other companies make payment of part of the price agreed on conditional upon compliance by the acquired company with some related future goal, in most cases increased revenues, the obtainment of income, etc. Since a part of the acquisition price is therefore not fixed, each year the necessary estimates are made to evaluate the possible liabilities inherent to these transactions. The increases in 2003 include most notably those relating to the investment in Endemol France amounting to €112.10 million (see Note 5). As of December 31, 2003, the amounts provisioned in this connection, €282.45 million and €70.44 million, were recorded under the long-term “Provisions for Contingencies and Expenses” and “Short-Term Provisions for Contingencies and Expenses” captions, respectively (€202.48 million and €38.59 million, respectively, as of December 31, 2002).

As of December 31, 2002 and 2003 this caption included €382.44 million relating to the debit balance generated with the minority stockholder of Group 3G UMTS Holding GmbH.

Lastly, the “Other Provisions” caption in 2003 and 2002 includes, inter alia, the provisions recorded (or used) by the Group companies to cover the risks inherent to the realization of certain assets, the contingencies derived from their respective business activities and the risks arising from commitments acquired in other transactions.

(15) DEBENTURES, BONDS AND OTHER MARKETABLE DEBT SECURITIES

The variations in the years ended December 31, 2003 and 2002, in the balances relating to debentures, bonds and other marketable debt securities were as follows:

	Millions of Euros
	Non-Convertible Euro	Non-Convertible Foreign Currency	Promissory Notes and Commercial Paper	Total
Balance at 12/31/01	6,012.89	9,312.09	1,680.27	17,005.25
New issues	230.00	53.98	3,777.64	4,061.62
Redemptions, conversions and exchanges	(152.24)	(807.54)	(4,014.59)	(4,974.37)
Inclusion of companies	-	-	637.81	637.81
Adjustments and other variations	70.85	(1,312.33)	(182.93)	(1,424.41)
Balance at 12/31/02	6,161.50	7,246.20	1,898.20	15,305.90
New issues	2,650.00	354.52	3,383.88	6,388.40
Redemptions, conversions and exchanges	(277.77)	(865.07)	(3,772.39)	(4,915.23)
Adjustments and other variations	68.46	(1,276.62)	(234.30)	(1,442.46)
Balance at 12/31/03	8,602.19	5,459.03	1,275.39	15,336.61
Maturity:
Long term	7,207.65	5,201.06	-	12,408.71
Short term	1,394.54	257.97	1,275.39	2,927.90
Unmatured accrued interest	314.64			314.64

Debentures and bonds

The main issues in 2003 were as follows:

Under the EMTN program of Telefónica Europe, B.V.:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
EMTN Issue	02/03/03	100.00	Euros	02/03/05	Floating EONIA + 0.47%
EMTN Issue	02/14/03	1,500.00	Euros	02/14/13	5.125%
EMTN Issue	02/14/03	500.00	Euros	02/14/33	5.875%
EMTN Issue	10/06/03	100.00	Euros	10/17/05	Floating EONIA + 0.23%
EMTN Issue	10/27/03	100.00	Euros	10/27/05	Floating EURIBOR + 0.14%
EMTN Issue	11/05/03	50.00	Euros	05/05/05	Floating EONIA + 0.17%
EMTN Issue	11/27/03	100.00	Euros	11/27/06	Floating EURIBOR + 0.18%
EMTN Issue	12/11/03	200.00	Euros	12/11/06	Floating EURIBOR + 0.18%

Issues of Telefónica de Argentina, S.A.:

	Date	Face Value (millions)	Currency	Maturity	Interest Rate
Marketable debentures	08/07/03	189.70	USD	11/01/07	11.875%
Marketable debentures	08/07/03	220.00	USD	11/07/10	9.125%
Marketable debentures	08/07/03	148.14	USD	08/01/11	8.85%

These issues of Telefónica Argentina, S.A. relate to offers to exchange marketable debentures which were restructured during 2003 and which represented net additions of €147.49 million.

Issues of Telesp Celular Participaçoes, S.A.:

	Date	Face Value (millions)	Currency	Maturity	Interest Rate
Marketable debentures	06/24/03	75	USD	12/22/04	6.75%
Marketable debentures	08/11/03	250	BRL	08/01/08	104.6% CDI

Issues of Telefónica de Perú, S.A.A. under the bond programs:

	Date	Face Value (millions)	Currency	Maturity	Interest Rate
2nd Bond Program T. Perú (8th)	03/14/03	75.00	New soles	03/14/05	6.5%
2nd Bond Program T. Perú (8th-Series B)	04/22/03	15.00	New soles	04/22/05	6.1875%
2nd Bond Program T. Perú (9th)	04/14/03	21.00	USD	01/14/05	2.4375%
3rd Bond Program T. Perú (1st)	11/24/03	50.00	New soles	11/24/10	VAC + 5% (a)
6th Bond Issue T. Perú	06/18/03	70.00	New soles	06/18/05	5.1875%
7th Bond Issue T. Perú	08/20/03	63.19	New soles	08/20/08	7.9375%
8th Bond Issue T. Perú	08/20/03	16.84	USD	02/20/09	3.8125%
9th Bond Issue T. Perú	07/07/03	20.00	USD	07/07/07	3.125%
(a) VAC: Inflation (adjustment factor).

The main issues in 2002 were as follows:

	Date	Face Value (Millions)	Currency	Maturity	Interest Rate
Note	04/11/02	100	Euros	2003	4.08% (discount)
Note	04/19/02	50	Euros	2005	(a)
FRN	06/18/02	80	Euros	2004	Floating EONIA + 0.30%
(a) Structured issue with a final interest rate of 3-month EURIBOR + 0.40%.
The detail of the debentures and bonds is shown in Exhibit V.

Corporate promissory notes

The features of the main corporate promissory note issue program as of December 31, 2003, were as follows:

Millions of Euros
Limit		Euros
Outstanding	Addressed to:	Face Value	Method of Sale
2,000	Participating entities	1,000	Monthly auctions
		100,000	Specific transactions

The average interest rate on the outstanding position as of December 31, 2003, was 2.24%.

Commercial paper

The features of Telefónica Europe, BV’s commercial paper issue program are as follows:

Millions of Euros	Addressed to:	Face Value	Method of Sale
Limit Outstanding
2,000	Investors	US$ 500,000	Specific transactions
		€500,000	Specific transactions
		¥100,000,000	Specific transactions
		£100,000	Specific transactions

The average interest rate on the outstanding position as of December 31, 2003, was 2.24%.

Also, as of December 31, 2003, Telefónica del Perú, S.A.A. had a commercial paper issue program with a maximum outstanding limit of US$ 180 million, or its equivalent in local currency. As of that date US$ 107.3 million had not been used, and the remaining US$ 72.7 million had been drawn down in specific transactions at an interest rate as of December 31, 2003, of 3.17%.

(16) PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions is as follows:

	Millions of Euros
	Balance at 12/31/03			Balance at 12/31/02
	Short	Long		Short	Long
	Term	Term	Total	Term	Term	Total

Corporate promissory notes	6.92	99.65	106.57	7.09	106.56	113.65
Loans and credits	988.76	2,815.97	3,804.73	2,198.44	3,569.39	5,767.83
Foreign currency loans	1,663.52	2,016.94	3,680.46	1,867.14	3,236.99	5,104.13
Total	2,659.20	4,932.56	7,591.76	4,072.67	6,912.94	10,985.61

As of December 31, 2003, the average interest rates on the corporate promissory notes, loans and credits and foreign currency loans were 13.52%, 3.29% and 4.10%, respectively. These percentages do not include the effect of the hedging arranged by the Group.

The most significant financial transactions in 2003 and 2002 were as follows:

	Amount (Millions)	Currency	Date	Maturity

JBIC (Telesp) loan	29,762.50	Yen	01/23/03	07/23/09

BBK loan	100.00	Euro	03/26/02	03/26/04
Drawdown against Citibank syndicated loan (Tranche B)	1,500.00	Euro	08/27/02	08/27/03

On April 9, 2003, Compañía de Telecomunicaciones de Chile (CTC) completed the renegotiation of the syndicated loan granted on February 7, 1996, amounting to US$ 225 million of which the outstanding amount as of December 31, 2003, was US$ 150 million. The renegotiations will mainly enable the maturity to be extended from December 2003 through April 2008. The repayments will be made in three installments: US$ 30 million on April 9, 2006, US$ 60 million on April 9, 2007 and US$ 60 million on April 9, 2008, and the interest rate will be Libor plus a margin based on the current risk classification.

The main repayments made in 2003 and 2002 were as follows:

	Amount (Millions)	Currency	Date
Early repayment of Citibank syndicated loan (Tranche B) (1)	1,500.00	Euro	02/27/03
BBK loan	100.00	Euro	10/28/03
Alcatel loan (2)	166.78	USD	12/15/03
Qualcomm loan (2)	363.19	USD	Several
BSCH loan	200.00	Euro	12/30/03
Drawdown against Citibank syndicated loan (Tranche A)	1,915.43	Euro	08/27/02
Qualcomm loan	433.96	USD	11/10/02
BBVA loan	103.44	USD	11/21/02
(1) €1,145 million were repaid on that date by Telefónica S.A. and the remaining €355 million were repaid by Telefónica Europe B.V.
(2) These are the main repayments of accounts payable to the suppliers of Telefónica Móviles Méjico. The amount of the Qualcomm loan is the overall figure for the year, which is broken down into three payments, the largest of which amounted to the US$ 281.27 million and was repaid on June 13, 2003.

In 2003 Telefónica, S.A. made two early repayments of the syndicated loan, totaling €1,200 million, that was arranged in 1999 with several financial institutions: the first, amounting to €70 million, was made on October 30 and the second, amounting to €200 million, was made on December 30. Both repayments were made to BSCH.

In 2003 Compañía de Telecomunicaciones de Chile (CTC) made an early repayment of the syndicated loan, amounting to US$ 120 million, that was arranged on April 17, 2001, with JP Morgan Chase. The repayment was made in two installments: the first on April 23, amounting to US$ 90 million, and the second on June 27, amounting to US$ 30 million.

The claimability of certain financing arranged by various Telefónica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of preparation of these consolidated financial statements.

The scheduled maturities for repayment of the debt as of December 31, 2003, were as follows:

	Millions of Euros
	2004	2005	2006	2007	2008	Subsequent Years	Total

Corporate promissory notes	6.92	6.74	6.57	6.37	6.14	73.83	106.57
Loans and credits	988.76	980.21	783.36	232.97	96.74	722.69	3.804.73
Foreign currency loans	1,663.52	747.50	267.37	268.59	581.43	152.05	3.680.46
Total	2,659.20	1,734.45	1,057.30	507.93	684.31	948.57	7,591.76

As of December 31, 2003, the Telefónica Group had financing sources of various types exceeding €7,000 million and the possibility of negotiating the maturity dates of various of the existing financing commitments and, accordingly, any need of the Group arising from its short-term commitments is adequately covered.

Foreign currency loans

The detail of the foreign currency loans as of December 31, 2003 and 2002, is as follows:

	Outstanding Balance (in Millions)
	Foreign Currency		Euros
Currency	12/31/03	12/31/02	12/31/03	12/31/02
U.S. dollars	3,711	4,657	2,806.09	4,441.36
Brazilian reais	1,061	512	290.86	138.15
Swiss francs	-	11	-	7.35
Argentine pesos	52	54	14.21	15.34
Bolivares	-	10,684	-	7.34
Yen	47,083	40,644	348.63	326.75
UF	842	206	112.36	27.35
New soles	219	315	50.19	85.45
Pounds sterling	20	25	29.46	38.34
Mexican pesos	269	-	18.96	-
Other currencies	-	-	9.70	16.70
Total for the Group			3,680.46	5,104.13

(17) DERIVATIVES

In 2003 the Group continued to use derivatives both to limit interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2003, the total outstanding balance of derivatives transactions was €30,915.29 million (€36,909.02 million as of December 31, 2002), of which €13,342.11 million related to interest rate risk and €16,535.60 million to exchange risk (€18,431.37 million and €18,100.61 million as of December 31, 2002, respectively) (see Exhibit VI).

Most of the derivatives transactions are assigned directly to individual asset or liability positions in the consolidated balance sheet. Also, there is a transaction portfolio hedging other financial risks of the Group. The net financial expense incurred in 2003 in relation to these transactions amounted to €322.18 million (net financial expense of €141.50 million in 2002).

(18) TAX MATTERS

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. 54 companies formed the consolidated tax Group in 2003.

Deferred tax assets and liabilities

The detail as of December 31, 2003 and 2002, of the Telefónica Group’s deferred tax assets and liabilities, and of the variations therein in 2003 and 2002, is as follows:

	Millions of Euros
	Deferred and Other Tax Assets		Deferred Tax Liabilities
	Short	Long	Short	Long	Intercompany
	Term	Term	Term	Term	Long Term
Balance at December 31, 2001	275.27	3,757.78	240.17	1,482.45	58.63
Reversal	(213.86)	(995.88)	(189.00)	(150.80)	(1.67)
Arising in the year	238.43	6.576.84	90.87	367.55	8.05
Net international variations	15.03	(120.89)	-	(186.48)	-
Inclusion/Exclusion of companies and other	(4.77)	118.58	(10.48)	71.35	(19.62)
Balance at December 31, 2002	310.10	9,336.43	131.56	1,584.07	45.39
Reversal	(209.54)	(1.118.82)	(11.02)	(484.32)	(6.08)
Arising in the year	356.33	608.55	11.58	87.70	2.84
Net international variations	26.10	(30.74)	-	(496.85)	-
Inclusion/Exclusion of companies and other	35.52	29.68	30.55	(21.11)	6.33
Balance at December 31, 2003	518.51	8,825.10	162.67	669.49	48.48

The balance of the “Long-Term Investments - Taxes Receivable” caption, which amounts to €9,029.48 million (see Note 8), includes, in addition to the deferred and other tax assets shown in the foregoing table, an amount of €204.38 million (€342.99 million as of December 31, 2002) relating to tax credits recorded as indicated below.

The “Long-Term Debt – Taxes Payable” caption amounting to €801.63 million includes the deferred tax liabilities shown in the foregoing table, together with €83.66 million relating to other long-term obligations to public authorities.

The deferred intercompany taxes relate to the differences arising from the elimination of unrealized gains on intercompany transactions, plus the cumulative differences between the net tax payable reported in the Telefónica Group’s consolidated corporate income tax return and the sum of the net tax charges per the individual corporate income tax returns of the Telefónica Group companies.

Taxes payable and taxes receivable

The detail of the “Other Nontrade Payables - Taxes Payable” and “Accounts Receivable - Taxes Receivable” captions as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at	Balance at
	12/31/03	12/31/02
Taxes payable:
Tax withholdings	101.95	106.77
Indirect taxes payable	485.37	241.73
Corporate income tax	109.43	38.98
Accrued social security taxes	172.13	177.28
Deferred tax liabilities	162.67	131.56
Other	149.54	352.20
Total	1,181.09	1,048.52

	Millions of Euros
	Balance at	Balance at
	12/31/03	12/31/02
Taxes receivable:
Tax withholdings and installment payments	198.40	313.80
Income tax refunds receivable	10.48	109.50
Taxes, surcharges and other payments recoverable	15.63	31.69
Deferred tax assets and other short-term tax assets	518.51	310.10
Indirect taxes refundable	370.01	160.25
Other	9.81	130.03
Total	1,122.84	1,055.37

Reconciliation of the income/loss per books to the tax base for corporate income tax purposes and determination of the tax expense/revenue

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes as of December 31, 2003 and 2002, and the determination of the corporate income tax expense/revenue and the net tax payable/refundable for the two years are as follows:

	Millions of Euros
	2003	2002
Income (Loss) per books	3,362.50	(14,601.06)
Permanent differences	(422.15)	(1,880.14)
Timing differences	(634.03)	2,169.86
Offset of tax losses	(358.74)	-
Tax base	1,947.58	(14,311.34)
Gross tax payable	465.68	(5,008.97)
Tax credits and tax relief	(457.29)	(409.41)
Unrecorded tax assets	222.62	485.82
Corporate income tax payable (receivable)	231.01	(4,932.56)
Tax effect of timing differences and deferred revenues	112.20	(705.70)
Other items	570.22	2,409.61
Total income tax	913.43	(3,228.65)

The permanent differences arose mainly as a result of the amortization of consolidation goodwill (see Note 5) and the results assignable to associated companies, and of events that gave rise to tax bases that are not included in the consolidated statement of operations, such as translation differences, etc.

The main timing differences arose as a result of the investment valuation provisions recorded by individual companies for the amounts yet to be allocated to income in connection with their equity investments, and of the effect of retirement and early retirement plans, which are tax deductible based on the payment schedule rather than when the related provisions are recorded.

The “Other Items” account includes in 2003, inter alia, the tax credits of €462.67 million taken in the year and that had been recorded in the consolidated balance sheet in prior years.

In 2002, because the tax Group incurred a tax loss, no tax credits were taken, although an asset of €342.99 million was recorded in relation to the application of the provisions of the ICAC resolution dated March 15, 2002 (see Note 4-p). The tax credits taken in 2002 by the companies not forming part of the tax Group were scantly material.

The Telefónica tax Group has €449.27 million (€599.78 million in 2002) of unused tax credits relating to 1999 through 2003. This amount includes €204.38 million recorded under the “Long-Term Investments – Taxes Receivable” caption in connection with the matter indicated in the preceding paragraph and which relate basically to the reinvestment of extraordinary income and research and development expenses (€342.99 million as of December 31, 2002).

The tax losses available for carryforward in Spain at the main Group companies total €20,083.14 million, of which €17,288.34 million, €1,128.38 million and €1,267.02 million were incurred in 2002, 2001 and 2000, respectively, and can be offset within 15 years. €14,794.35 million of these tax losses were capitalized, giving rise to a tax asset of €5,178.02 million, which was recorded under the “Long-Term Investments - Taxes Receivable” caption.

In the 2002 corporate income tax return a negative adjustment of €2,137.24 million was made in relation to Telefónica Móviles, S.A. as a result of the transfer of certain holdings acquired in prior years whose market value differed from the book value at which they were recorded (underlying book value) because Telefónica Móviles, S.A. applied the provisions of Article 159 of the Corporations Law. No accounting effect for this adjustment was recorded, since the stance adopted by the authorities differs from that of the company. Also, as of December 31, 2003, the Terra Networks Group had unrecognized tax losses amounting to €2,841.08 million.

Based on an analysis of future earnings expectations, in 2002 Terra Networks wrote off a portion of the tax assets recorded for prior years. The effect on the 2002 consolidated statement of operations, an expense of €272.59 million, was recorded under the "Corporate Income Tax” caption. This amount was calculated taking into account the reversal of deferred tax liabilities recorded in prior years that was performed to avoid the duplication of tax assets and, accordingly, once the effect of the losses attributed to minority interests was taken into account, this expense did not have any effect on the Telefónica Group’s consolidated net loss for 2002.

On September 25, 2002, tax audits commenced at several of the companies included in tax Group 24/90 of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years from 1998 to 2000) and VAT and tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax and nonresident income tax (1998 to 2001). The tax audits of the years open for review are not expected to give rise to the need to record significant liabilities in the accompanying consolidated financial statements.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax review currently in progress, the tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on income from movable capital, property tax, nonresident income tax and VAT; and the years since 2001 for corporate income tax (since 1999 and 1998, respectively, for the other Spanish companies).

In the other countries in which the Telefónica Group has a significant presence, the years open for review by the relevant authorities are generally as follows:

- The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

- The last four years in Peru, Guatemala and Venezuela.

- The last three years in Chile, El Salvador and the U.S.

The variations in the accrual of the investment tax credits are shown in Note 13.

(19) CURRENT LIABILITIES - OTHER NONTRADE PAYABLES

The detail of the balances of the “Current Liabilities - Other Nontrade Payables” caption in the consolidated balance sheets as of December 31, 2003 and 2002, is as follows:

	Millions of Euros
	Balance at	Balance at
	12/31/03	12/31/02
Accrued expenses payable	58.56	101.75
Group company dividends payable	137.54	54.09
Short-term payables to fixed asset suppliers	66.80	51.10
Guarantees and deposits	66.78	159.25
Compensation payable	330.70	322.79

Other nonfinancial nontrade payables	275.55	551.87
Total	935.93	1.240.85

(20) REVENUES AND EXPENSES

Sales and services

The detail, by business line, of net sales and services is as follows:

	Millions of Euros
	12/31/03	12/31/02
Wireline telephony business in Spain	10,217.43	10,272.11
Móviles business	10,428.28	9,449.34
Wireline telephony business in Latin America	6,377.05	6,954.14
Companies business (T. Data and Emergia)	1,782.04	1,758.49
Telefónica Contenidos business	1,378.48	1,076.16
Directorios business	589.30	550.46
Terra Networks business	545.09	599.95
Atento business	492.96	571.09
Instrumentality companies and other	585.73	609.22

Group revenues before the elimination of intercompany sales	32,396.36	31,840.96
Intercompany sales	(3,996.52)	(3,429.66)
Total revenues from Group operations	28,399.84	28,411.30

Personnel expenses

The detail of the personnel expenses is as follows:

	Millions of Euros
	12/31/03	12/31/02

Compensation	3,368.59	3,561.57
Provisions to the pension allowance and other commitments to employees	115.45	121.26
Accrual for the cost of the loyalty-building programs tied to share market price	14.63	16.97
Employee welfare expenses and other	1,142.65	1,093.97
Total	4,641.32	4,793.77

The “Personnel Expenses” caption includes the severance paid to two senior managers who left the Company in 2003, the amount of which had been established in their respective senior management contracts.

In general, senior management contracts relating to members of the Executive Committee include indemnity clauses consisting of three years’ salary plus another year’s salary depending on the years of service at the Company, for cases of unilateral termination by the Company. The one-year’s salary payment consists of the last year’s fixed compensation and the arithmetic mean of the sum of the last two variable compensation payments received per the related contract.

Inclusion in the general social security system

Since January 1, 1992, Telefónica de España and its employees, who were formerly covered by a company employee welfare system, have been contributing to the general social security system. As a result of the inclusion of serving employees in the social security system, Telefónica de España must make additional contributions to the social security system until the year 2016, based on the serving employees’ effective contribution bases applicable at any time in that period. These contributions consist of the payment of 2.2% of the base salary, and the related amount is recorded under the “Personnel Expenses – Employee Welfare Expenses and Other” caption. €27.16 million were recorded in this connection in 2003 (€27.23 million in 2002).

Supplementary pension plan for employees

Various Telefónica Group companies have arranged a defined-contribution pension plan pursuant to Legislative Royal Decree 1/2002 approving the revised Pension Plans and Funds Law. Under this plan, contributions of between 6.87% and 4.50% of the participating employees’ regulatory base salary (based on each employee’s respective hire date and the company in question) are made to the plan. The obligatory contribution of the participant is generally a minimum of 2.2% of the employee’s regulatory base salary. The system used is an individual and financial capitalization system.
As of December 31, 2003, 44,697 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. The contributions made by the various companies in 2003 amounted to €105.72 million (€97.68 million in 2002).

Number of employees

Following is a detail of the Telefónica Group’s average number of employees in 2003 and 2002, together with the headcount as of December 31 of those years. The employees shown for each subgroup include the Telefónica Group companies with similar activities in order to present the employees by business.

	12/31/03		12/31/02
	Average	Year-End	Average	Year-End
Telefónica, S.A.	791	767	769	799
Telefónica de España Group	40,696	36,586	42,356	42,162
Telefónica Móviles Group	13,240	13,093	14,153	13,694
Telefónica Internacional Group	24,501	23,141	28,715	25,673
Telefónica Empresas Group (T. Data and Emergia)	4,922	5,003	4,965	4,664
Directorios Group	2,778	2,787	2,839	2,752
Telefónica de Contenidos Group	6,487	4,638	5,712	5,574
Atento Group	48,171	54,394	49,496	49,432
Terra Networks Group	2,273	2,229	2,762	2,455
Other	5,606	5,650	5,737	5,640
Total	149,465	148,288	157,504	152,845

The figures in the foregoing table relate to the consolidated companies.

Also, the Group company Telefónica de España has filed various appeals for judicial review against the Government in connection with the monetary claim relating healthcare services provided in the years from 1999 to 2002 (inclusive). The claim for 2003 will be initiated once the accounts of the related entity cooperating with the Spanish National Social Security Institute have been closed. The company has recorded an account receivable of €92.25 million in this connection. Also, proceedings have been instigated by or against the regulator some of which are being conducted in the administrative jurisdiction and others before the courts.

Compensation systems tied to share market price

At 2003 year-end Telefónica only had one compensation system tied to the market price of its shares: the TIES Program is aimed at all the serving personnel of Telefónica and of most of its Spanish and foreign subsidiaries.

The other compensation system tied to the market price of Telefónica shares ended in September 2003. The so-called TOP Plan was aimed exclusively at executive personnel of Telefónica, S.A. and of several Group companies including the executive directors of Telefónica, S.A. This Plan was implemented by Telefónica on June 28, 1999, and was approved by the Company’s Stockholders’ Meeting on April 7, 2000.

In view of the fact that when the aforementioned TOP Plan expired after the last opportunity for beneficiaries (participants) to exercise the Telefónica, S.A. stock options held by them the exercise prices were substantially higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

The subsidiaries Telefónica Móviles S.A. and Terra Networks, S.A. have also established their own compensation systems tied to the market price of their respective shares.

In November 2003 the stock option plan of the subsidiary Telefónica Publicidad e Información, S.A. (TPI) expired. This plan was aimed at the company’s executives (including the Executive Director) and employees and was implemented in 1999, and was approved by the aforementioned company’s Stockholders’ Meeting on April 17, 2000. In view of the fact that when the aforementioned plan expired after the last opportunity for the beneficiaries to exercise the TPI stock options held by them the exercise prices were higher than the market price of the shares at that time, the option-holders did not exercise the options which, accordingly, expired.

In October 2003 TPI extended to 2008 year-end the irrevocable call option right on 7,212,147 TPI shares that the company had arranged with Caja de Ahorros y Pensiones de Barcelona.

Lastly, there is a program of options on Telefónica, S.A. shares targeted at the employees of Endemol (the EN-SOP Program).

Following is a detailed account of the main features of each of the aforementioned compensation systems currently in force:

a) Telefónica, S.A. stock option plan targeted at all the employees of certain Telefónica Group companies (“TIES Program”)

On February 23, 2000, the Board of Directors of Telefónica, S.A. approved the establishment of a new compensation system tied to the market price of the Company’s shares, with the grant of options on Company shares, known as the TIES Program. This Program is aimed at all the employees of Telefónica, S.A. and its Spanish and foreign subsidiaries who meet the requirements established in the rules governing the Program and who are not participating in any other similar stock or stock option plan.

The aim of the TIES Program is identical to those achieved by other similar programs implemented in the past by Telefónica, S.A. or its subsidiaries and is broadly similar to programs which have been introduced in several European countries and in the U.S. Its main purpose is to introduce a system of global incentives and to reward the past and future services of all the employees of Telefónica, S.A. and its subsidiaries in the coming years. The TIES Program will basically motivate all its beneficiaries by giving them access to Telefónica, S.A. shares under highly favorable terms and conditions.

In order to achieve the purposes of the Program, on April 7, 2000, the Stockholders’ meeting of Telefónica, S.A. approved two capital increases with disapplication of preemptive subscription rights, for a par value of €1,197,880 and €31,504,244, respectively, through the issuance of 1,197,880 and 31,504,244 new common shares, respectively, of €1 par value each, with additional paid-in capital of 400% of the par value.

Telefónica, S.A. duly registered separate prospectuses for the aforementioned capital increases, which were verified by the CNMV on November 16, 2000 and February 16, 2001, respectively. It was clearly explained therein which options could be exercised in each tranche, and the procedures for exercising and settling these options.

The main features of the TIES Program are as follows:

1. Number of shares offered for initial acquisition by the beneficiaries: 1,197,880.

2. Issue price: €5.

3. Maximum number of shares under option assigned to beneficiaries: 31,504,244. This figure, which is the maximum amount necessary to cover the total rights carried by the shares initially assigned, also includes a reserve for new beneficiaries of the Program equal to 4.5% of the initial beneficiaries.

4. Method of assignment of shares under option: depends on the appreciation of Telefónica, S.A. shares with respect to an initial reference value to be set by the Board of Directors and on the number of shares of Telefónica, S.A. initially acquired. The initial reference value was set at €20.5 per share.

5. Exercise price: €5.

At its meeting on June 28, 2000, the Board of Directors of Telefónica, S.A. resolved to commence implementation of the TIES Program (the features and general terms of which had been established on February 23, 2000, by the Board of Directors’ Meeting that approved the creation of the Program), and established the requirements to be met by the employees of the subsidiaries of Telefónica, S.A. in order to become beneficiaries of the TIES Program.

Subsequently, on November 29, 2000, the Board of Directors of Telefónica, S.A. adapted to the date on which the Program was ultimately launched the conditions and requirements to be met by the employees of the companies participating in the Program in order to become beneficiaries of the Program and the reference value initially set.

On February 14, 2001, the notarial deed of formalization and execution of the first capital increase at Telefónica indicated above was executed. The par value of the capital was increased by €1,123,072, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by the beneficiaries of the TIES Program.

On February 20, 2001, the notarial deed of formalization and execution of the second capital increase to cater for the TIES Program was executed. The par value of the capital was increased by €31,504,244, through the issuance of an equal number of common shares with additional paid-in capital of €4 per share. The new shares were fully subscribed and paid, through a monetary contribution, by BBVA (50%) and La Caixa (50%).

On December 31, 2003, 73,171 persons were participating in the TIES program, who held a total of 30,113,539 purchase options on Telefónica, S.A. shares.

b) Telefónica Móviles, S.A. stock option plan (“MOS Program”)

On October 26, 2000, the Special Stockholders’ Meeting of Telefónica Móviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company’s obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Stockholders’ Meeting of Telefónica Móviles, S.A. introduced certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders’ Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1. The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles, S.A. directly or indirectly, during the term of the plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation. In order to carry this out, following the issuance of a report by the Appointments and Compensation Committee, the Board of Directors resolved to assign options to both the employees of the companies which, when joining the Telefónica Móviles Group, met the aforementioned requirements and the employees hired by companies already participating in the MOS Program. Similarly, the Board resolved that employees could join the plan until December 31, 2003. Consequently, new beneficiaries joined the plan in 2002 and through December 2003. In 2003 certain companies were excluded from the MOS Program because they ceased to comply with the requirements to remain in it.

2. There are three types of option:

• Type-A options, with an exercise price of €11.

• Type-B options, with an exercise price of €16.5.

• Type-C options, with an exercise price of €7.235.

Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

3. The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

4. Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

5. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were granted (January 2, 2002). The first exercise period commenced on January 2, 2003.

6. At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option exercise price, or (ii) through cash differences.

The first phase of the Program commenced on January 2, 2002. The second phase of the plan, which included the Telefónica Móviles Group companies and new employees who fulfilled the requirements envisaged in the plan, commenced on June 1, 2002, and finished on December 31, 2003. The total number of beneficiaries of the MOS Program is currently 8,434. Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and eight are general managers or similar executives.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Stockholders’ Meeting on October 26, 2000, through the issuance of 21,445,962 shares of €0.50 par value each, which were subsequently subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a call option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Program were notified to the CNMV and published in the Abridged Prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001.

As a result of the early settlement of options granted to beneficiaries, in 2003 2,473 beneficiaries holding a total of 1,944,196 options left the Program. The amount paid to these beneficiaries in 2004 to settle these options early was €1.16 million.

c) Terra Networks, S.A. stock option Plan

The Terra Networks, S.A. stock option Plan was approved by the Stockholders’ Meeting on October 1, 1999, and implemented by Board of Directors’ resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides, through the exercise of the stock options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

In order to cover the stock option plan approved, on October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable call option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004.

The approval and implementation of this compensation system were notified to the CNMV and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders’ Meeting, implemented the first phase of the plan by granting options to employees of the Terra Group. The main features of these options are as follows:

1. Each of the stock options under the plan entitles the holder (employee or executive) to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months (therefore, it ends on February 28, 2004), and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra-Lycos Group employee.

In 2001 the Board of Directors implemented the second phase of the Terra Networks, S.A. stock option plan, which was approved by the Stockholders’ Meeting on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, at the recommendation of the Appointments and Compensation Committee based on a proposal of its Chairman, through the assignment of options to executives and employees who were already beneficiaries of the stock option plan, in addition to the assignment of options to new employees who had joined the Terra-Lycos Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders’ Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4. Options were granted to one executive director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the Plan.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option plan which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the extension of the stock option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. At the date of preparation of these consolidated financial statements, the Board of Directors had not yet extended the option exercise period.

Also, in 2002, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved at its meetings on January 30, July 25 and September 26 the assignment of options to new company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the second phase of the Plan. In addition, on February 25, 2002, the assignment of further options was approved by the Board of Directors.

In June 2002 it was decided to confine assignments of options to new hires, and that options could be assigned from that date onwards to professional categories 1 and 2.

As of December 31, 2003, options on 6,438,696 shares had been assigned to Terra-Lycos Group employees, executives and directors, of which 1,555,554 relate to the first phase of the Plan and the remainder to the second phase. The weighted average stock option exercise price is €14.70.

As of December 31, 2003, the Terra-Lycos Group’s executives and directors held 1,185,252 stock options under the Terra Networks, S.A. stock option Plan, the weighted average exercise price of which is €19.03.

d) Terra Networks, S.A. stock option Plan resulting from the acquisition of the stock option plans of Lycos, Inc.

Under the agreements entered into for the acquisition of Lycos, it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, the Stockholders’ Meeting of Terra Networks, S.A. resolved to acquire the stock option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. stock option Plan.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 65,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders’ Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the stock option Plan, which was ratified and approved by the Stockholders’ Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

On December 16, 2003, the Board of Directors of Terra Networks, S.A., pursuant to the powers granted to it by the Stockholders’ Meetings on June 8, 2000 and April 2, 2003, approved the acquisition by Terra Networks, S.A. of 26,525,732 shares of Terra Networks, S.A. owned by Citibank, N.A. as Agent Bank of the option Plans assumed by the Company at the time of the integration of Lycos, Inc. These shares still cover the stock options of the employees of Lycos, Inc. outstanding as of that date.

As of December 31, 2003, the employees, executives and directors of Lycos had exercised 16,216,587 options, and 19,272,198 options had been committed at an weighted average price of US$ 20.77.

As of December 31, 2003, the directors and executives held stock option rights on 9,090,776 options, derived from the Lycos, Inc. stock option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A. The weighted average exercise price of the stock options is US$ 23.05.

Also, as of December 31, 2003, the Board members who hold or have held executive posts in the Terra-Lycos Group held 8,717,026 options on Terra Networks, S.A. shares derived from the Terra Networks, S.A. and Lycos, Inc. stock option Plans at a weighted average exercise price of €18.40.

e) Telefónica, S.A. stock option plan aimed at executives of Endemol (“EN-SOP Program”)

In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol (in mid-2000), and in order to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. stock option plan targeted at the employees of Endemol Entertainment N.V. (Endemol) and its subsidiaries (Endemol Group), known as the EN-SOP Program.

This Program consists of the grant to the beneficiaries (all the Endemol Group’s permanent employees on January 1, 2001, who are not participating in another similar stock or stock option plan), effective January 1, 2001, 2002, 2003 and 2004, of a variable number (based on the various wage and functional categories) of purchase options on Telefónica, S.A. shares. The duration of the options will be four years from the grant date, and the options may be exercised at a rate of one-half each year three and four years after the related grant date.

The total number of options to be delivered each year will be determined by dividing €27,500,000 by the annual reference value of the Telefónica, S.A. shares, which will be taken to be the arithmetic mean of the closing prices of the Telefónica, S.A. shares on the Spanish Continuous Market for the last five trading days prior to that on which the Board of Directors of Telefónica, S.A. holds the Meeting calling the Annual Stockholders’ Meeting.

The option exercise price will be the related annual reference value, and the exercise terms will be the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.

The options may be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, in the form of shares or cash.

In order to cover each annual grant of options, it was provided that Telefónica: (i) would increase capital by the amount necessary to cater for the delivery of the shares derived from the exercise of the options by the beneficiaries or, alternatively, (ii) would acquire on the market the related purchase options on Telefónica, S.A. shares.

Accordingly, in order to cover the annual grant of options in 2001, on June 15, 2001, the Stockholders’ Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €1,425,624, through the issuance of an equal number of common shares with additional paid-in capital of €18.2898 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

As a result of the significant change in stock market conditions in the second half of 2001, on September 26, 2001, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders’ Meeting, and decided that, instead of the capital increase, the annual grant of options for 2001 under the EN-SOP Program would be covered through the acquisition on the market of purchase options on Telefónica, S.A. shares.

Under the EN-SOP Program, in 2001 1,281,040 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group (with the distribution agreed on by the Appointments and Compensation Committee of the Board of Directors of Telefónica, S.A., the governing body responsible for this as established when the resolution to set up this Program was adopted), at an exercise price of €19.2898 per share (annual reference value). In 2001 972 persons were participating in the Program.

With respect to the application of the EN-SOP Program in 2002, in order to cover the annual grant of options in 2002, on April 12, 2002, the Stockholders’ Meeting of Telefónica, S.A. approved a capital increase at Telefónica, S.A. of €2,180,809 euros, through the issuance of an equal number of common shares with additional paid-in capital of €11.61 per share, and granted the necessary powers to the Board of Directors to carry out the capital increase, with express powers, where appropriate, to not carry it out.

As in 2001, on December 18, 2002, the Board of Directors decided not to implement the aforementioned capital increase approved by the Stockholders’ Meeting, and decided that, instead of the capital increase, the annual grant of options for 2002 under the EN-SOP Program would be covered, where necessary, with Telefónica, S.A. shares previously acquired in the securities market.

Under the EN-SOP Program, in 2002 1,933,504 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of €12.61 per share (annual reference value). In 2002 977 persons were participating in the Program.

Lastly, with respect to the application of the EN-SOP Program in 2003, which the Standing Committee of the Board of Directors of Telefónica, S.A. decided on December 17, 2003, will be covered with Telefónica, S.A. shares previously acquired in the securities market, 2,767,084 purchase options on Telefónica, S.A. shares were delivered to the employees of the Endemol Group at an exercise price of €9.03 per share (annual reference value). 1,048 persons were participating in the Program in 2003. The cost of this program recorded in the 2003 consolidated statement of operations amounted to €0.92 million.

Interest on accounts payable and similar expenses and revenues from other equity investments and loans

The detail of the “Interest on Accounts Payable and Similar Expenses” and “Revenues from Other Equity Investments and Loans” captions is as follows:

	Millions of Euros
	12/31/03	12/31/02

Debentures, bonds and other marketable debt securities	946.95	1,060.64
Loans and credits	907.67	659.66
Other	91.88	63.84
Total financial expenses	1,946.50	1,784.14
Associated companies	33.00	31.07
Other companies	336.77	289.30
Total other financial revenues	369.77	320.37

Exchange differences

The detail of the exchange gains and losses allocated to the consolidated statements of operations is as follows:

	Millions of Euros
	12/31/03	12/31/02

Exchange losses	(339.74)	(2,245.17)
Exchange gains	834.91	1,612.85

Exchange differences	495.17	(632.32)

Of these total exchange differences, the most significant amount relates to the variation in the debt denominated in foreign currency at the Argentine companies, as a result of the drop in value of the Argentine peso. Accordingly, exchange differences were recorded which had a net positive impact of €134.36 million in 2003 and a net negative impact of €528.87 million in 2002 (see Note 4-b).

In view of the different evolution of the exchange rates of the U.S. dollar and the Brazilian real against the euro, in 2003 U.S. dollar-denominated debt obtained initially to specifically finance investments denominated in foreign currencies was cancelled. This had a positive impact of €267.51 million on the “Exchange Differences” caption.

Extraordinary revenues

The detail of the extraordinary revenues is as follows:

	Millions of Euros
	12/31/03	12/31/02
Prior years’ revenues	-	15.66
Indemnity payments for breach of contract	27.45	31.76
Adjustment of pension commitments (Note 14)	70.34	-
Insurance settlement consortium	2.83	0.87
Corporate restructuring of the wireless business in Brazil	14.68	49.10
Sale of treasury stock (Note 11)	7.12	-
Provisions for treasury stock (Note 11)	159.95	-
Allocation of deferred revenues to income (Note 13)	74.34	-
Other extraordinary revenues earned in the year	124.49	158.57
	481.20	255.96

The “Other Extraordinary Revenues Earned in the Year” account includes the extraordinary revenues earned by all the Group companies, the amounts of which taken individually were not material.

Extraordinary expenses and losses

	Millions of Euros
	12/31/03	12/31/02
Provision for contingencies	79.83	31.29
Extraordinary provisions for preretirements (Note 14)	1,593.41	395.01
Write-off of goodwill (Note 5)	6.48	2,259.81
Provisions for treasury stock (Note 11)	-	288.09
Fraud suffered and court claims	45.93	4.51
Fines, penalties and litigation	103.31	107.01
Write-off of start-up expenses	-	56.62
UMTS license value adjustments (Note 14)	-	2,753.90
Externalization of commitments (Note 4-g)	12.60	2.12
Other extraordinary expenses	380.04	836.68
	2,221.60	6,735.04

The “Other Extraordinary Expenses” caption includes extraordinary expenses of a very diverse nature incurred by numerous Telefónica Group companies.

Gains and losses on fixed assets

The “Gains on Fixed Asset Disposals” caption includes €202.95 million relating to the gain obtained from the disposal of real estate, performed mainly by Telefónica de España and Inmobiliaria Telefónica.

The “Losses on Fixed Assets” caption includes the losses recorded in 2002 relating to UMTS license value adjustments, amounting to €9,526.19 million (see Note 6).

This caption also includes net amounts of €19.15 million and €15.49 million as of December 31, 2003 and 2002, respectively, recorded as a result of the dismantling of Telefónica de España’s plant for network digitalization (see Note 7).

(21) DIRECTORS’ COMPENSATION AND OTHER BENEFITS AND OTHER DISCLOSURES

a) Directors’ compensation and other benefits

The compensation of the directors of Telefónica, S.A. consists of a fixed monthly payment and of attendance fees for attending the Board of Directors advisory committee meetings. Also, the executive directors receive compensation for the executive duties discharged by them.

The directors’ compensation is governed by Article 28 of the bylaws, which indicates that the amount of the compensation to be paid by the Company to its directors is set by the Stockholders’ Meeting, and the Board of Directors distributes it among the directors. In this connection, on April 11, 2003, the Stockholders’ Meeting set a maximum gross annual amount to be paid to the Board of Directors of €6 million, which includes a fixed payment and attendance fees for attending the Board of Directors advisory committee or control committee meetings. It should be noted that, in line with the best practices in this field, directors’ compensation is not tied to results.

In 2003 the members of the Board of Directors of Telefónica, S.A. earned €10,900,943.98 (€3,339,958.34 fixed monthly payment, including the compensation earned as members of the Boards of Directors of other Telefónica Group companies; €120,247.86 of attendance fees for attending the Board of Directors advisory committee meetings (including the attendance fees for attending Board of Directors advisory committee meetings of other Telefónica Group companies); €7,275,864.86 of salaries and variable compensation of the executive directors; €114,872.92 of compensation in kind paid to the executive directors, which include life insurance premiums; and €50,000 of contributions paid by the Company, as promoter and for executive directors, under pension plans).

The breakdown of the compensation and benefits received by the directors in 2003 is as follows:

Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2003
Chairman	90,151.92
Deputy Chairmen	150,253.02
Directors (1):
Executive directors	90,151.92
Nominee directors	90,151.92
Independent directors	90,151.92
(1) Additionally, one director, who is not resident in Spain, receives an additional annual payment of €60,101.21 because his experience and work in relation to Latin America is of special interest to the Company.

Standing Committee: annual amount of the fixed payment received by each director (in euros):

Position	2003
Chairman	60,101.19
Deputy Chairman	60,101.19
Directors	60,101.19

The directors do not receive any attendance fees for attending meetings of the Board of Directors or of the Standing Committee.

Other committees of the Board of Directors: total annual amounts paid in 2003 for attending meetings of the advisory and control committees of the Board of Directors, received by the directors taken as a whole:

Committees	2003
Audit and Control	Attendance fee per meeting: €858.61
Number of meetings paid: 9
Total received: €26,616.91
Appointments and Compensation and Best	Attendance fee per meeting: €858.61
Practice Corporate Governance	Number of meetings paid: 6
Total received: €24,899.69
Human Resources and Corporate	Attendance fee per meeting: €858.61
Reputation	Number of meetings paid: 6
Total received: €20,606.64
Regulation	Attendance fee per meeting: €858.61
Number of meetings paid: 5
Total received: €12,879.15
Service Quality and Commercial Service	Attendance fee per meeting: €858.61
Number of meetings paid: 4
Total received: €8,586.1
International Matters	Attendance fee per meeting: €858.61
Number of meetings paid: 2
Total received: €7,727.49

Executive directors: total amounts received by the executive directors taken as a whole for the items indicated below (in euros):

2003
Salaries	3,811,030.07
Variable compensation	3,464,834.79
Compensation in kind	114,872.92
Contributions to pension plans	50,000

The executive directors César Alierta Izuel, Fernando Abril-Martorell Hernández (who resigned from his post as the Company’s Chief Executive Officer on September 24, 2003), Antonio J. Alonso Ureba and Luis Lada Díaz, in their capacity as directors of the Telefónica Group, were beneficiaries of the compensation plan linked to the share market price of the shares of Telefónica, S.A. targeted at the Telefónica Group’s executives (the “TOP Plan”) which came to an end in 2003. The options on Telefónica shares forming the subject matter of the Plan were not exercised and, accordingly, expired. The cost for Telefónica of the aforementioned compensation plan, in relation to the executive directors participating in the Plan, amounted to €1.02 million in 2003.

Additionally, it should be noted that the nonexecutive directors do not receive and did not receive in 2003 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

Lastly, the Company does not grant and did not grant in 2003 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

b) Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for the account of others

Pursuant to Article 127 ter. 4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to, the activity that constitutes the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Owner	Investee	Activity	% of Ownership (1)	Functions
Isidro Fainé Casas	Terra Networks, S.A.	Telecommunications	< 0.01%	-
Maximino Carpio García	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Director
Miguel Horta e Costa	Portugal Telecom SGPS, S.A.	Telecommunications	< 0.01%	Executive Chairman
Luis Lada Díaz	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
	Sogecable S.A.	Television, telecommunications and audiovisual production services	< 0.01%	Director
Antonio Massanell Lavilla	Telefónica Móviles S.A.	Telecommunications	< 0.01%	Director
Enrique Used Aznar	Amper, S.A.	Telecommunications equipment provider	0.39%	Chairman
Antonio Viana Baptista	Portugal Telecom SGPS, S.A.	Telecommunications	< 0.01%	Director
	Telecom Italia	Telecommunications	< 0.01%	-
	Hellenic Telecom	Telecommunications	< 0.01%	-
	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	Internet	< 0.01%	-
	Telefónica Móviles, S.A.	Telecommunications	< 0.01%	Executive Chairman
(1) If the holding is less than 0.01% of the capital stock, “< 0.01%”will be shown.

Also, pursuant to the aforementioned Law, set forth below are the activities carried on, for their own account or for the account of others, by the various members of the Board of Directors that are the same as, or similar or complementary to, the activity that constitutes the corporate purpose of Telefónica, S.A.:

Name	Activity Carried On	Type of Arrangement under Which the Activity is Carried on	Company through which the Activity is Carried on (2)	Positions Held or Functions Performed at the Company
José Antonio Fernández Rivero	Internet and e-commerce	For account of others	Adquira España, S.A.	Chairman
José Fernando de Almansa Moreno-Barreda	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
	Telecommunications	For account of others	Telefónica del Perú, S.A.A.	Director
	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Director
	Telecommunications	For account of others	Telecomunicaciones de São Paulo, S.A.	Director
Maximino Carpio García	Telecommunications equipment provider	For own account		Advisory Director of Abengoa, S.A.
	Mobile telecommunications	For account of others	Telefónica Móviles, S.A.	Director
Alfonso Ferrari Herrero	Telecommunications	For account of others	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	For account of others	Telefónica de Perú, S.A.A.	Director

Miguel Horta Costa	Telecommunications	For account of others	Portugal Telecom, SGPS S.A.	Executive Chairman
	Telecommunications	For account of others	PT Comunicações, S.A.	Chairman
	Telecommunications	For account of others	PT Multimedia-Serviços de Telecomunicações e Multimédia, SGPS, S.A.	Chairman
	Telecommunications	For account of others	PT Móveis-Serviçoes de Telecomunicações, SGPS, S.A.	Chairman
	Telecommunications	For account of others	TMN-Telecomunicações Móveis Nacionais, S.A.	Chairman
	Telecommunications	For account of others	PT Ventures, SGPS, S.A.	Chairman
	Telecommunications	For account of others	PT Sistemas de Informação, S.A.	Chairman
	Telecommunications	For account of others	PT Corporate-Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Chairman
Luis Lada Díaz	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
	Television, telecommunications and audiovisual production services	For account of others	Sogecable, S.A.	Director
Antonio Massanell Lavilla	Telecommunications	For account of others	Telefónica Móviles, S.A.	Director
Enrique Used Aznar	Telecommunications equipment provider	For account of others	Amper, S.A.	Chairman
	Telecommunications	For account of others	Telecomunicaciones de São Paulo, S.A.	Director
	Telecommunications	For account of others	Telefónica de Perú, S.A.A.	Director
	Telecommunications	For account of others	Terra Networks, S.A.	Director

Mario Eduardo Vázquez	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Chairman
	Telecommunications	For account of others	Telefónica Holding de Argentina, S.A.	Deputy Chairman
	Telecommunications	For account of others	Compañía Internacional de Telecomunicaciones, S.A.	Deputy Chairman
	Telecommunications	For account of others	Telefónica Móviles Argentina, S.A.	Chairman
	Telecommunications	For account of others	Telefónica Comunicaciones Personales, S.A.	Chairman
	Telecommunications	For account of others	Radio Móvil Digital Argentina, S.A.	Chairman
	Telecommunications	For account of others	Radio Servicios S.A.	Chairman
	Telecommunications	For account of others	Telinver, S.A.	Chairman
	Telecommunications	For account of others	Atento Argentina, S.A.	Chairman
	Telecommunications	For account of others	Katalyx Argentina, S.A.	Chairman
	Telecommunications	For account of others	Katalyx Food Service Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Katalyx Cataloguing Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Katalyx Construction Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Katalyx Transportation Argentina, S.R.L.	Owner/Manager
	Telecommunications	For account of others	Altocity.com, S.A.	Deputy Chairman
	Telecommunications	For account of others	E-Commerce Latina, S.A.	Deputy Chairman
	Internet and e-commerce	For account of others	Adquira Argentina, S.A.	Chairman
	Information Technology	For account of others	Indra SI, S.A.	Director

Antonio Viana Baptista	Telecommunications	For account of others	Telefónica Móviles, S.A.	Executive Chairman
	Telecommunications	For account of others	Telefónica Internacional, S.A.	Director
	Telecommunications	For account of others	Telefónica Móviles España, S.A.	Director
	Telecommunications	For account of others	Telefónica de Argentina, S.A.	Director
	Telecommunications	For account of others	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	For account of others	Telecomunicaciones de São Paulo, S.A.	Director
	Telecommunications	For account of others	Brasilcel, N.V.	Director
	Telecommunications	For account of others	Portugal Telecom SGPS, S.A.	Director
(2) Only shown if the activity is carried on for the account of others and, therefore, is carried on through a company.

Pursuant to Article 114.2 of the Spanish Corporations Law, also introduced by Law 26/2003, it is hereby stated that in the fiscal year to which these financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the course of the Company’s ordinary operations or in conditions other than normal market conditions.

(22) OTHER INFORMATION

a) Litigation

Telefónica, S.A. and its Group companies are party to several lawsuits which are currently in progress in the law courts and the arbitration courts of the various countries in which the Telefónica Group is present.

Based on the reports of counsel engaged to act in the lawsuits of Telefónica, S.A., it is reasonable to consider that the adverse outcome of any of these, as yet, unresolved lawsuits will not materially affect the Telefónica Group’s economic and financial position or solvency. These lawsuits include most notably the following:

1) A proceeding contesting the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000.

The stockholder Javier Sotos García, who owns 300 shares of the Company, filed a complaint contesting the resolutions adopted by the Special Stockholders’ Meeting on February 4, 2000, based on the purported contravention of the rules regulating the holding of the Meeting and on the purported contravention of the rules for disapplication of preemptive rights of subscription in capital increases.

On May 8, 2003, Court of First Instance no. 33 handed down a judgment wholly dismissing the complaint filed by the plaintiff stockholder, holding that it was inappropriate to rule on the voidness or voidability of the resolutions adopted by the Special Stockholders’ Meeting of Telefónica, S.A. on February 4, 2000, and awarding the costs of the proceeding against the plaintiff. On July 26, 2003, an appeal was filed by the latter at the Madrid Provincial Appellate Court. On December 10, 2003, Telefónica, S.A filed a reply brief contesting the appeal.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will be wholly satisfactory for the Company and it states that the complaint filed did not in any way signify holding in abeyance the implementation of the corporate resolutions approved by the Stockholders’ Meeting and contested in that court proceeding.

2) A proceeding contesting certain resolutions adopted by the Annual Stockholders’ Meeting of Telefónica, S.A. on June 15, 2001.

The aforementioned stockholder, Javier Sotos García, also filed a complaint contesting some of the resolutions adopted by the Company’s Annual Stockholders’ Meeting on June 15, 2001.

The aforementioned complaint is based on the purported infringement of the contesting stockholder’s right to information and on the purported contravention of the legal rules for disapplication of preemptive rights of subscription in capital increases.

On January 23, 2004, the Company was notified that the proceeding had been stayed until such time as either the parties apply for its resumption or the instance lapses.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned court proceeding will also be wholly satisfactory for the Company.

Also, it should be noted that the complaint filed against the aforementioned resolutions adopted by the Stockholders’ Meeting on June 15, 2001, did not in any way signify holding in abeyance the implementation of those resolutions.

3) Complaint filed by IDT against Telefónica, S.A., Terra Networks, S.A. and Lycos, Inc.

International Discount Telecommunications Corporation (IDT) filed a complaint at the New Jersey State Courts in the U.S. against Telefónica, S.A., Terra Networks, S.A., Terra Networks U.S.A., Inc., and Lycos, Inc.

This complaint is based on the purported breach of the joint venture agreement entered into between IDT and Terra Networks, S.A. in October 1999, on the purported nonperformance of the obligations under the agreement to terminate the joint venture agreement, on purported fraud and contravention of the legislation governing the issuance of securities (Federal Securities Exchange Act) and, lastly, on purported fraudulent concealment of information.

The lawsuit is currently for an unspecified amount, without prejudice to the possibility of the claim by the plaintiff for damages being specified and quantified in the course of the proceeding.

In May 2002 the New Jersey State Court decided to dismiss the part of the complaint relating to certain purported breaches of the joint venture agreement, which also resulted in the exclusion of Terra Networks, U.S.A., Inc. from the proceeding.

Subsequently, IDT added a new claim to the complaint alleging that Telefónica was liable, as a control person, for the fraud alleged against Terra in its negotiations with IDT that led to the termination agreement. Telefónica has filed objections against this claim which are currently before the Court.

The defendants have filed an answer and, in turn, Terra Networks S.A. has filed a counterclaim.

On July 2, 2003, in light of the evidence taken, Terra Networks, S.A., Lycos, Inc. and Telefónica, S.A. filed pleadings seeking summary trial to determine the claims and have others dismissed. In turn, IDT has petitioned to have the counterclaim filed by Terra Networks, S.A. dismissed.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against the claims filed against it and, accordingly, Telefónica is confident that the outcome for Telefónica of the litigation arising from IDT’s complaint should not be adverse but, if it were, considers that the economic and financial impact on the Telefónica Group should not be material.

4) Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel)

As a result of the voluntary bankruptcy proceeding being conducted at Madrid Court of First Instance no. 42, case number 417/2001, which is the continuation of the petition for Chapter 11-type insolvency filed by the director of Sintel on June 8, 2000, two criminal proceedings have commenced which affect Telefónica, S.A.

Under the bankruptcy order, inter alia, the effects of the bankruptcy were backdated to June 8, 1998. As a result of the backdated effects of the bankruptcy pursuant to the order, the bodies in the bankruptcy sent Telefónica a payment demand for €22,867,892, which represents the total amount paid for Sintel, since they consider null and void as a matter of law the involvement of Sintel in the contract dated December 30, 1998, in which a debt of €21,347,528 was recognized by reason of the sale of the shares of Sintel to Mastec Internacional, S.A. and the amounts paid by Sintel, which in the aforementioned contract appeared as a joint and several guarantor for the fulfillment of these payment obligations.

Telefónica filed an ancillary complaint in which it proposes that the effects of the bankruptcy be backdated to a date closer to that of the bankruptcy order, so that the contract dated December 30, 1998, is not affected. The representatives of the employees filed another complaint to the contrary, proposing that the effects of the bankruptcy be backdated to the date of the sale of the shares of Sintel (April 1996).

The arrangement proposed by the bankrupt company and approved by the Court is currently the subject of an appeal to a superior court.

Based on the opinion of its legal counsel, the Company considers that the Order approving the arrangement is correct and that the appeal filed at the Madrid Provincial Appellate Court should not succeed.

Notwithstanding the foregoing, the liquidation process has commenced, for which purpose the Liquidation Committee was formed on July 20, 2003, and the Control body on October 15, 2003.

The two criminal proceedings are as follows:

“Abbreviated” proceeding no. 273/2001, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. appeared before Central Examining Court no. 1 filing a civil suit as parties suffering loss against the directors of Sintel and of Mastec Internacional, S.A. Leave was given for them to appear as parties to the proceeding.

Preliminary proceeding no. 362/2002, which was commenced on October 23, 2002, by Central Examining Court no. 1 for a possible offense of extortion. This proceeding arises from the preceding one, concerns the possible commission of an offense of extortion in the assumption by Sintel of joint and several liability with Mastec for the obligation to pay the related sale price. This preliminary proceeding has been joined to proceeding no. 273/2001, although no decision on the petition for dismissal of the proceeding has been rendered.

5) Complaint filed by Bidland Systems, Inc. against Katalyx Inc. and Telefónica, S.A.

In December 2000, Bidland Systems, Inc. ("Bidland") filed a complaint at a California State Court against Telefónica B2B, Inc, now called Katalyx Inc., and Telefónica, S.A. based mainly on a monetary claim by virtue of purported contractual obligations based on a joint venture project that had not been formalized. Bidland alleges that it suffered loss and damage quantified at US$ 150 million.

The discovery phase in the proceeding took place during 2002 and 2003, and included the taking of witness statements and the adducing of independent experts’ reports for appraising the damage alleged by Bidland.

At the end of this phase, Telefónica and Katalyx filed at court on August 21, 2003, applications for summary judgment against all Bidland’s claims contested by the latter. In October 2003, the case file was transferred to a new District Judge who has not yet set down a date for trial.

Based on the opinion of its legal counsel, the Company considers that it has reasonable legal arguments and that, although there are uncertainties in the outcome of any litigation, it should not be adverse for Telefónica, but that if it were, its economic and financial impact should not be material.

6) Collective lawsuits filed by stockholders of Terra in the U.S., in connection with the tender offer by Telefónica, S.A. for Terra Networks, S.A.

On May 29, 2003, two class actions were filed at the Supreme Court of New York State by stockholders of Terra Networks, S.A. against Telefónica, S.A., Terra Networks, S.A. and certain former and current directors of Terra Networks, S.A.

These actions are founded mainly on the claim that the price offered to the stockholders of Terra Networks, S.A. was not in keeping with the intrinsic value of the shares of that company, and seek to not have the tender offer approved or, in the alternative, to have damages awarded to them.

It should be noted that since the filing of the complaints, the related proceedings have remained inactive.

Based on the opinion of its legal counsel, the Company considers that it has a sound defense against both the form and the substance of the claims filed against it and, accordingly, is confident that the outcome of the litigation should not be adverse for Telefónica.

7) Appeal for judicial review no. 6461/03 filed at the National Appellate Court by the World Association of Stockholders of Terra Networks, S.A. (ACCTER) against the administrative decision made by the Spanish National Securities Market Commission to authorize the tender offer by Telefónica, S.A. for Terra Networks, S.A.

ACCTER filed an appeal for judicial review against the decision of the Spanish National Securities Market Commission to authorize the tender offer made to Terra stockholders on June 19, 2003.

Telefónica, S.A. has filed an application, admitted for consideration, to appear in the proceeding as an intervening nonparty to defend the lawfulness of the decision by the Spanish National Securities Market Commission.

In turn, the National Appellate Court has rejected the appellant’s request for an ex parte or inter partes injunctive stay of the aforementioned decision.

At present, a brief has already been filed by the Government Legal Service in reply to the application filed by ACCTER for judicial review.

Based on the opinion of its legal counsel, the Company is convinced that the outcome of the aforementioned proceeding will be satisfactory for the Company.

b) Commitments

Strategic alliance between Telefónica and Terra

On February 12, 2003, Telefónica and Terra Networks, S.A. entered into a Framework Strategic Alliance Agreement to replace the Strategic Agreement dated May 16, 2000, to which Bertelsmann AG was also a party (whereby, in the framework of the acquisition of Lycos Inc. by Terra Networks, S.A., Telefónica, S.A. undertook to commission from Terra, the portion of the advertising services committed by Bertelsmann AG that the latter did not commission from Terra Networks, S.A., up to a maximum amount of US$ 675 million).

Additionally, on February 12, 2003, Telefónica, S.A., Terra Networks, S.A., Lycos Inc. and Bertelsmann AG entered into a preferential interest agreement which will enable them to continue to explore opportunities for the mutual provision of communications, development and content services in the on-line market.

The term of the Framework Strategic Alliance Agreement is six years, ending on December 31, 2008. The agreement is automatically renewable for one-year periods unless it is expressly terminated by the parties.

The main features of this Framework Strategic Alliance Agreement are summarized as follows:

1. Strengthening of the Terra Lycos Group as:

The exclusive provider of essential portal elements, including brand image, and aggregator of the broad and narrow band Internet content and services targeted at the residential, SOHO and, when so agreed, SME market segments, for the Telefónica Group companies’ connectivity and ISP services.

Preferential provider of consulting, management and maintenance services for the country portals of the Telefónica Group companies.

Exclusive provider of Telefónica Group employee on-line training services.

Preferential provider of on-line integral marketing services with the Telefónica Group companies.

2. Guaranteed minimum volume of acquisitions of Terra Lycos Group on-line advertising space by Telefónica Group companies.

3. Exclusive acquisition of connectivity and wholesale Internet access services by Terra Lycos Group companies from Telefónica Group companies under the legally permitted most-favored-customer conditions.

4. Outsourcing by Terra Lycos Group companies to Telefónica Group companies of all or part of the services and/or operation of the Internet access elements for the provision of ISP services to its residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

5. Exclusive acquisition by Terra Lycos Group companies from Telefónica Group companies of the advanced broad and narrow band network and platform services required to construct the range of services to be offered to residential, SOHO and, when so agreed, SME customers under the legally permitted most-favored-customer conditions.

The Framework Strategic Alliance Agreement guarantees the generation for the Terra Lycos Group of a minimum annual value throughout the term of the Agreement of €78.5 million. This amount is the difference between the revenues arising from the services provided under the aforementioned Framework Strategic Alliance Agreement and the costs and investments directly associated therewith. In compliance with the terms of the aforementioned Framework Agreement, the minimum annual value was generated for the Terra Lycos Group in 2003.

Agreements with Portugal Telecom (Brazil)

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the obtainment of the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two Groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the Group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso (Mexico)

In accordance with the agreements entered into by Telefónica Móviles, S.A. on April 26, 2002, with Sprint, Leap Wireless, Qualcomm and other financial investors, the acquisition by Telefónica Móviles, S.A. of 65% of the capital stock of the Mexican company Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso) was definitively concluded on September 10, 2002.

Also, in compliance with the agreements adopted on that date, Telefónica Móviles, S.A. and the Burillo Group, which owned 35% of the remaining capital stock of Pegaso, all the shares of Pegaso were contributed to a company formed for this purpose called Telefónica Móviles México, S.A. de C.V. Telefónica Móviles, S.A. also contributed to this new company the companies which it owned in northern Mexico. After these contributions, Telefónica Móviles, S.A. had a 92% holding in the new company.

Under the agreements entered into, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its put option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its put option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares will be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group’s original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the stockholders’ agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Newcomm Wireless Services, Inc. (Puerto Rico)

On February 4, 1999, Telefónica Larga Distancia de Puerto Rico (TLD) and ClearCom, L.P. entered into a joint venture agreement to carry on the cellular telephony business in Puerto Rico through a new company (Newcomm Wireless Services, Inc.). Under these agreements between the parties, TLD was granted an option to acquire a 50.1% holding in Newcomm Wireless Services, Inc. by converting promissory notes into shares representing 49.9% of the latter’s capital stock and entering into a share purchase agreement for shares representing the remaining 0.2%.

In line with the process of reorganization by line of business carried out by the Telefónica Group, in September 2003 TLD transferred to Telefónica Móviles, S.A. the convertible promissory notes (for US$ 60.95 million) and the right to acquire the additional 0.2% of the capital stock. The actual conversion of the aforementioned promissory notes and the exercise of the option right have not yet received the required approval of the U.S. Federal Communications Commission (FCC).

On September 29, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica Internacional, S.A. for the obligation of Telefónica Móviles Puerto Rico (a subsidiary of Telefónica Móviles) regarding a loan of US$ 11 million granted by Banco Santander de Puerto Rico which matures on December 31, 2004.

On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a bridge loan of US$ 61 million granted by ABN AMRO which matures on December 31, 2004.

Médi Telecom (Morocco)

Telefónica Móviles España S.A. (Sole-Stockholder Company), as a stockholder of Médi Telecom, signed a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. This commitment requires the signatories to jointly and severally provide up to €210 million of financial assistance to Médi Telecom in the event of noncompliance with financial clauses or a shortfall in funds at Médi Telecom that would prevent it from meeting its debt servicing obligations. If Médi Telecom obtains a specific level of operating income before depreciation and amortization within a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will automatically be cancelled.

As a result of the most recent loans and the capital increase subscribed by, inter alia, Telefónica Móviles España, S.A. (sole-Stockholder Company), the aforementioned commitment between the latter, Portugal Telecom and the BMCE Group was reduced to €118.3 million as of December 31, 2003.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group has provided for the Italian company Ipse 2000 S.p.A. (the awardee of an UMTS license in Italy), in which it owns a holding indirectly through Telefónica Móviles, S.A. and Telefónica DataCorp, S.A. (Sole-Stockholder Company), guarantees securing financial transactions, mainly to secure its financing commitments relating to the accounts payable to the Italian State due to the acquisition of the license amounting to €555.22 million.

Atento

Within the framework of the strategic agreement entered into on February 11, 2000, by Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and Telefónica, on December 4, 2001, the two entities signed an agreement establishing the procedure and conditions for the integration in Atento, a Telefónica Group subsidiary, of the BBVA Group’s Spanish and international contact center business.

The transaction agreed on consists of the initial contribution by Telefónica S.A. of all its contact center business (now carried on by Atento Holding Inc.) to a newly-formed subsidiary (Atento N.V.) and the subsequent inclusion of the BBVA Group in the stockholder structure of Atento N.V. through the contribution of the Spanish companies Procesos Operativos, S.A. and Leader Line, S.A., which entailed the transfer to Atento of the BBVA Group’s Spanish and international contact center business.

The transaction also envisaged the signing of various specific agreements for the provision to the BBVA Group by Atento of contact center services in Spain and Portugal and in several Latin American countries.

Atento N.V. was incorporated on May 13, 2002. All Telefónica, S.A.’s contact center business was contributed to it on that date. The contributions by the BBVA Group under the terms of the agreement discussed in this section had not yet been made as of that date.

On October 24, 2003, BBVA, Telefónica, S.A. and Atento N.V. entered into an Agreement establishing the terms and conditions under which BBVA, through General de Participaciones Empresariales, S.L. (GPE) became a stockholder of Atento N.V. by contributing all the shares of Procesos Operativos, S.A. As a result of the execution of this Agreement, Telefónica, S.A. currently owns shares representing 91.35% of the capital stock of Atento N.V., and GPE (a BBVA Group company) owns the remaining 8.65%.

Subsequently, on December 1, 2003, the Atento Group company Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A.

On November 27, 2003, BBVA and Atento N.V. entered into a framework contract for services, with a term of four years, establishing the terms under which Atento N.V. and its subsidiaries will provide contact center activities and services to the BBVA Group.

At the same time as the aforementioned acquisition of Leader Line, S.A., Telefónica and GPE entered into a put option contract whereby GPE has the right to sell to Telefónica, which will be obliged to buy, all the shares of Atento N.V. that GPE owns at the time the option is exercised.

Commitments in relation to Sogecable

As a result of the agreements dated May 8, 2002 and January 29, 2003, between Telefónica, S.A., Telefónica de Contenidos, S.A. (Sole-Stockholder Company) and Sogecable, S.A., relating to the merger of Via Digital with Sogecable, on August 7, 2003, Telefónica de Contenidos acquired a commitment to contribute funds up to a maximum of €45,281,500 to offset Sogecable’s cash shortfall if it is unable to repay any amount owed under a syndicated loan and credit facility granted to Sogecable on August 7, 2003, by several financial institutions. This guarantee to contribute funds to cover possible cash shortfalls at Sogecable expires on June 30, 2005, the date on which it is estimated that the restructuring process brought about by the merger of the digital platforms will have been completed.

Also, on August 7, 2003, Telefónica de Contenidos acquired a commitment, up to a maximum of €80 million, to either guarantee compliance with the payment obligations arising for Sogecable under the aforementioned syndicated loan and credit facility, or to indemnify the syndicate of banks and savings banks up to the same amount against the damage and loss that the syndicate may suffer if any of Sogecable’s obligations in relation to the contract were to be rendered null, void or ineffective for Sogecable.

In any case, the maximum amount guaranteed by Telefónica de Contenidos in relation to the aforementioned syndicated loan and credit facility granted to Sogecable may not exceed €80 million, and the guarantee will be reduced in proportion to the voluntary or mandatory early repayments that take place during the term of the related agreement, which ends on December 31, 2010.

Other commitments acquired by Telefónica de Contenidos as a result of the aforementioned agreements entered into by Telefónica, Telefónica de Contenidos and Sogecable, such as the grant of a participating loan of €50 million, the grant of €172.49 million to guarantee the subscription in full of a subordinated loan of €175 million and the acquisition from Vía Digital of the rights for the 2006 Soccer World Cup, were met in full by Telefónica de Contenidos in the second half of 2003.

Telefónica, S.A. and Telefónica de Contenidos, S.A.U. have stated that they currently plan not to dispose of this holding for at least three years from the exchange date.

Terra Networks, S.A. – BBVA (Uno-e Bank, S.A.)

By virtue of the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for €160.43 million.

On May 15, 2002, Terra Networks, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. entered into a memorandum of understanding to integrate the consumer finance lines of business of Finanzia Banco de Crédito, S.A. (a wholly-owned subsidiary of BBVA) and Uno-e Bank, S.A. The agreement relating to this integration was subject to a legal, financial and business review, and to the obtainment of the relevant internal and administrative authorizations. After the integration had taken place, Terra’s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

On that same date (May 15, 2002), BBVA and Terra Networks, S.A. entered into an agreement in which they established certain liquidity mechanisms (call and put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A., which would be modified if a definitive agreement were reached regarding the aforementioned integration of the consumer finance lines of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., to the effect that BBVA would lose its call option and Terra would retain its put option, but only at the market value as determined by an investment bank.

On January 10, 2003, Terra Networks, S.A. and BBVA entered into an agreement for the integration of the consumer finance line of business of Finanzia Banco de Crédito, S.A. and Uno-e Bank, S.A., in terms more suited to their respective interests than those established in the memorandum of understanding of May 15, 2002, which was then rendered void. The definitive agreement was subject to the related internal and administrative authorizations, which had to be granted before June 30, 2003, as a condition for the formalization and execution of the integration transaction. After the integration had taken place, Terra’s ownership interest in Uno-e Bank, S.A. was 33% and that of the BBVA Group was 67%.

On that same date (January 10, 2003), BBVA and Terra Networks, S.A. entered into a liquidity agreement that replaced that dated May 15, 2002, when the aforementioned integration took place. This agreement establishes the following liquidity mechanism (put options) relating to the Uno-e Bank, S.A. shares owned by Terra Networks, S.A.: Terra Networks, S.A. has the right to sell to BBVA, and BBVA is obliged to acquire, Terra Networks, S.A.’s holding in Uno-e Bank, S.A. between April 1, 2005 and September 30, 2007, at market value, established as the higher of the two following values: (i) that determined by an investment bank; and (ii) that obtained by multiplying the income after taxes of Uno-e Bank, S.A. by the PER of BBVA, multiplied by the percentage of the ownership interest held by Terra Networks, S.A. that it is intended to sell as of that date.

Also, the exercise price of the aforementioned option may not be lower than €148.5 million if Uno-e Bank, S.A. does not achieve the net ordinary revenue and pre-tax income targets set for 2005 and 2006 in the liquidity agreement.

In accordance with the terms of the aforementioned agreement dated January 10, 2003, once the relevant authorizations had been obtained, on April 23, 2003, the Special Stockholders’ Meeting of Uno-e Bank, S.A. approved a capital increase at Uno-e Bank, S.A. to be subscribed in full by Finanzia Banco de Crédito, S.A., through the nonmonetary contribution of the consumer finance business line of the latter, whose Special Stockholders’ Meeting held on the same date approved the contribution and the subscription in full of the capital increase.

This capital increase led to the integration of the consumer finance business line of Finanzia Banco de Crédito, S.A. into Uno-e Bank, S.A., following which the holdings of the BBVA Group and Terra Networks, S.A. in Uno-eBank, S.A. are 67% and 33%, respectively.

Other commitments in the form of performance bonds for concessions or licenses

1. Telefónica de España, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica, S.A., has provided counter-guarantees for 43 guarantees provided by Banco Santander Central Hispano and by the insurance company Zurich totaling approximately €100 million, relating to definitive guarantees provided by Telefónica Cable, S.A. (Sole-Stockholder Company), a subsidiary of Telefónica de España, S.A. (Sole-Stockholder Company), in relation to 43 concession contracts with the Spanish State for the provision of cable telecommunications services in 43 franchise areas.

These guarantees ensure performance by the concession-holder company of the obligations assumed under the concession contracts, in particular in relation to coverage of the services and the timetable for their implementation. The aforementioned guarantees were maintained after the concession deeds were converted into 19 individual B1-type licenses and 43 concession contracts for the provision of broadcasting services.

Through a Telecommunications Market Commission Resolution dated January 7, 2003, it was decided to propose to the Ministry of Science and Technology that 90% of the amount of the final guarantees provided by Telefónica Cable, S.A. for the formalization of the aforementioned 43 contracts be reimbursed. The Secretary of State for Telecommunications and for the Information Society issued a Resolution dated June 17, 2003, rejecting the proposed reimbursement of guarantees, and an appeal for judicial review was filed against the resolution.

On December 1, 2003, on the basis of the new legal framework created by the General Telecommunications Law of November 3, 2003, Telefónica applied to the Ministry of Science and Technology for the cancellation of all the guarantees provided, and on January 28, 2004, the Ministry issued a report proposing the cancellation of 90% of the guarantees relating to B1-type licenses and rejecting the cancellation of the remaining 10% of the guarantees relating to the provision of broadcasting services.

2. Telefónica Móviles, S.A., a subsidiary of Telefónica Móviles, S.A., in turn a subsidiary of Telefónica, S.A., has provided certain financial guarantees to the Spanish State amounting to €1,100 million, in relation to the grant to Telefónica Móviles España, S.A. of a UMTS license in Spain. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network deployment, job creation, investments, etc.

Telefónica Móviles España, S.A. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 31, 2003, as a result of which the 71 guarantees in force at that date amounting to €630.9 million that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A., after the latter had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In October 2003, Telefónica Móviles España, S.A. cancelled the released guarantees at the respective banks.

3. Telefónica Móviles, S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) to the regulator, COFETEL, for the long-distance national license it has obtained. The maximum amount of this support is MXP 124.15 million. As of the date of preparation of these consolidated financial statements no disbursements had been made in this connection

4. In 1999 Telefónica de Argentina, S.A. provided guarantees for the promissory notes amounting to US$ 22.5 million provided by Telefónica Comunicaciones Personales, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for areas I and III. Also, Telefónica de Argentina, S.A. jointly and severally guaranteed, with Telecom Argentina Stet-France Telecom, S.A., the promissory notes amounting to ARP 45 million provided jointly by Telefónica Comunicaciones Personales, S.A. and Telecom Personal, S.A. to the Argentine Government to guarantee the fulfillment of the obligations assumed in the obtainment of the PCS licenses for area II. These guarantees are still in force, pending verification by the Regulatory Authority of the fulfillment of the PCS network coverage obligations secured by these guarantees. In 2003 the Regulatory Authority verified substantially all the coverage obligations in areas I and III, leaving only the cities of La Rioja, Córdoba and Catamarca. The Regulatory Authority is expected to complete the verification of the PCS network coverage obligations in the aforementioned cities and in area II in 2004.

Telefónica, S.A. and its subsidiaries, which, in turn, head subgroups, perform, as holding companies, various equity investment purchase and sale transactions in the course of their business activities, in which it is standard practice to receive or provide guarantees regarding the nonexistence of liabilities, contingencies, etc. in the equity investments forming the subject matter of the related transactions.

The contingencies arising from the commitments described above were evaluated when the consolidated financial statements as of December 31, 2003, were prepared, and the provisions recorded with respect to the commitments taken as a whole are not representative.

c) Environmental matters

The Telefónica Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2003 it incurred expenses and made investments for scantly material amounts which were recorded in the consolidated statement of operations and the consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, several projects were initiated the cost of which was included in the cost of the plant in which they are located.

As regards possible environmental contingencies, there are sufficient internal control mechanisms, which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d) Fees paid to auditors

The fees paid in 2003 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of the Telefónica Group in 2003 and 2002, belongs, amounted to €14.82 million and €15.92 million, respectively.

The detail of the foregoing amount is as follows:

	Millions of Euros
	2003	2002
Audit of financial statements	7.48	6.94
Other audit services	2.90	2.90
Work additional to or other than audit services	4.44	6.08
Total	14.82	15.92

The fees paid to other auditors in 2003 and 2002 amounted to €7.78 million and €12.51 million, respectively, the detail being as follows:

	Millions of Euros
	2003	2002
Audit of financial statements	2.10	1.95
Other audit services	2.05	0.42
Work additional to or other than audit services	3.63	10.14
Total	7.78	12.51

These fees include the amounts paid in connection with the fully and proportionally consolidated Spanish and foreign Telefónica Group companies. In this connection, in 2003 €0.95 million relating to 50% of the fees for the proportionally consolidated companies (Deloitte Touche Tohmatsu, €0.70 million; other auditors, €0.25 million) were included.

(23) SUBSEQUENT EVENTS

In the period from December 31, 2003, through the date of preparation of these consolidated financial statements no events worthy of mention took place at the Telefónica Group.

(24) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
APPLICATION OF FUNDS	12/31/03	12/31/02	SOURCE OF FUNDS	12/31/03	12/31/02
Funds applied in operations	-	-	Funds obtained from operations	10,635.10	8,719.49

Start-up and debt arrangement expenses	144.99	468.96

Fixed asset additions			Stockholder contributions
a) Intangible assets	809.88	1,106.58	a) Capital increase	-	-
b) Property, plant and equipment	2,973.30	2,819.65	b) Additional paid-in capital	-	-
c) Long-term investments	4,322.56	2,176.48	c) Minority interests	301.99	5,294.95

Deferred tax assets	-	92.04	Deferred tax assets	818.90	-
Deferred tax liabilities	-	-	Deferred revenues	1.81	229.09
Dividends	2,070.18	108.63
			Long-term deferred tax liabilities	-	436.61

			Long-term debt	3,783.76	1,762.92
Repayment or transfer to short term of long-term debt	5,792.81	6,746.65	Fixed asset disposals
			a) Intangible assets	108.86	39.21
Provisions	1,897.95	863.53	b) Property, plant and equipment	535.50	296.34
			c) Long-term investments	1,944.42	784.16
Other funds applied	213.48	-
			Transfer to short term of long-term loans	1,783.38	403.05

Decrease in working capital due to disposal of equity investments	-	1,060.54	Increase in working capital due to disposal of equity investments	100.39	-

Decrease in working capital due to inclusion of subsidiaries	-	-	Increase in working capital due to inclusion of subsidiaries	46.10	495.50

Variation in working capital due to translation differences	581.25	714.95	Variation in working capital due to translation differences	-	-
TOTAL FUNDS APPLIED	18,806.40	16,158.01	TOTAL FUNDS OBTAINED	20,060.21	18,461.32
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED	1,253.81	2,303.31	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	-	-
(INCREASE IN WORKING CAPITAL)			(DECREASE IN WORKING CAPITAL)	-	-
	20,060.21	18,461.32		20,060.21	18,461.32
VARIATIONS IN WORKING CAPITAL
INCREASE IN WORKING CAPITAL	12/31/03	12/31/02	DECREASE IN WORKING CAPITAL	12/31/03	12/31/02
Due from stockholders for capital calls	-	-	Due from stockholders for capital calls	-	2.25
Inventories	-	-	Inventories	48.86	304.26
Accounts receivable	189.12	-	Accounts receivable	-	1,974.86
Accounts payable	693.06	3,663.88	Accounts payable	-	-
Short-term investments	622.67	1,146.39	Short-term investments	-	-
Cash	-	-	Cash	207.49	77.97
Accrual accounts	5.31	-	Accrual accounts	-	147.62
TOTAL	1,510.16	4,810.27	TOTAL	256.35	2,506.96
VARIATION IN WORKING CAPITAL	-	-	VARIATION IN WORKING CAPITAL	1,253.81	2.303.31
	1,510.16	4,810.27		1,510.16	4,810.27

The reconciliation of the balances of the consolidated statements of operations to the funds obtained from operations is as follows:
	Millions of Euros
	12/31/03	12/31/02
Income (Loss)	2,203.58	(5,576,80)
Income (Loss) attributable to minority interests	245.49	(5,795,61)
Income of associated companies	212.58	527,88
	2,661.65	(10,844,53)
Add:
Dividends of companies accounted for by the equity method	-	58,16
Depreciation and amortization expense	6,283.70	6,692,42
Provisions for property, plant and equipment	35.69	37,88
Amortization of debt arrangement expenses	41.70	43,23
Amortization of consolidation goodwill	442.46	665,43
Amortization of other deferred charges	140.45	240,98
Write-down of consolidation goodwill	6.48	2,259,81
Investment valuation provisions	-	117,63
Exchange differences	-	(316,72)
Undepreciated plant dismantled	38.68	33,85
Provisions for inventory adjustment	1.81	23,32
Period provisions	1,986.78	3,281,40
Provisions to technical reserves of insurance companies	13.30	17,24
Deferred interest	26.55	5,10
Deferred tax liabilities and other	787.05	-
Property, plant and equipment and intangible assets	16.52	9,597,77
Financial provision and supplementary pension payments to retired employees	5.17	61,62
Losses on disposal of consolidated companies	39.74	209,25

Less:

Gain on disposal of property, plant and equipment and intangible assets	221.83	16,28
Capital subsidies	12.93	63,79
Exchange differences	882.97	-
Long-term deferred tax assets and liabilities	-	3,228,65
Gain on disposal of consolidated companies	407.96	101,78
Fixed asset allowances used	0.07	36,83
Other allowances used	356.53	17,02
Results on financial investments	10.34	-

Funds obtained from operations	10,635.10	8,719,49

(25) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I.

Contribution of the Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2003 and 2002, was as follows:

	Millions of Euros
	12/31/03		12/31/02
	To	To Translation	To	To Translation
Companies	Reserves	Differences	Reserves	Differences
Fonditel	(0.94)	-	26.22	-
Atento Group	(263.76)	(36.17)	(229.62)	(7.42)
Casiopea Group	48.79	-	62.53	-
Comet Group	(6.41)	-	(6.58)	-
Telefónica DataCorp Group	(1,051.05)	(207.00)	(527.68)	(221.41)
Telefónica de España Group	276.41	(0.03)	295.80	(0.02)
Telefónica Internacional Group	1,566.68	(3,646.80)	1,537.61	(4,315.82)
Telefónica Contenidos Group	(1,966.32)	(162.82)	(1,262.99)	(248.38)
Telefónica Publicidad e Información Group	126.39	(1.69)	74.28	(44.73)
Telefónica Móviles Group	159.22	(1,100.36)	4,612.68	(985.06)
Terra Networks Group	(1,408.77)	(167.59)	(559.65)	(129.29)
Venturini Group	(0.30)	-	(0.62)	-
Inmobiliaria Telefónica	9.22	-	(0.76)	-
Playa de Madrid	-	-	0.74	-
Taetel	10.40	-	11.23	-
Telefónica Europe B.V.	4.74	-	5.38	-
Telfisa	(1.85)	-	3.44	-
Tidsa	48.90	-	33.94	-
Urbana Ibérica	-	-	0.56	-
Katalyx Group	(141.84)	(35.49)	(99.72)	(5.98)
Emergia Group	(11.07)	(121.52)	(127.18)	(41.49)
Telefónica and instrumentality companies	18,640.81	(916.52)	20,306.04	(508.22)
Total Telefónica Group	16,039.25	(6,395.99)	24,155.65	(6,507.82)
Intercompany fixed asset transactions	(46.17)	-	64.31	-
Total contribution	15,993.08	(6,395.99)	24,219.96	(6,507.82)

DETAIL OF SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES AS OF DECEMBER 31, 2003 (amounts in millions of euros)
	% of Ownership			CAPITAL	RESERVES
	DIRECT	INDIRECT	TELEFÓNICA GROUP			INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)

Telefónica de Contenidos, S.A. (SPAIN) (*) (**) (1) (6)	100,00%		100,00%	3.024,82	(2.612,77)	-	93,44	2.241,88	F.C.	-
Organization and operation of activities and businesses relating to multimedia services
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA) (1)		100,00%	100,00%	257,60	(736,20)	-	-	532,02	F.C.	-
Holdings in businesses in areas related to the media
Tucumán, 1 Pta.17º - Buenos Aires
Atlántida Comunica- ciones, S.A. (ARGENTINA) (1) (6)		100,00%	100,00%	492,27	(966,88)	-	28,96	-	F.C.	-
Free-to-air television and radio
Tucumán, 1 Pta.20 - Buenos Aires
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	E.M.	0,16
Fieldy, B.V. (NETHER- LANDS) (6)		51,00%	51,00%	0,03	(5,57)	-	-	42,44	E.M.	(2,77)
Record label, audiovisual distribution and organization of events
Locatellikade, 1 1076 A-Z - Amsterdam
Líderes Entertainment Group, Inc. (USA)		49,00%	49,00%	0,01	(3,83)	-	-	19,96	E.M.	(1,91)
Management and marketing of artists' rights
3191 Coral Way - Miami
Telefónica Media Internacional y de Contenidos, S.A. (SPAIN) (*) (**)		100,00%	100,00%	0,60	(3,50)	-	1,25	16,02	F.C.	-
Operation of media services in Latin America
Gran Vía, 28 - 28013 Madrid
Torneos y Competencias, S.A. (ARGENTINA) (3) (6)		20,00%	20,00%	15,68	(6,81)	-	-	81,81	E.M.	-
Television producer and advertising agency
Balcarce 510 - Buenos Aires
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1)		100,00%	100,00%	6,01	23,40	-	(5,30)	8,37	F.C.	-
Provision of all manner of audiovisual telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Andalucía Digital Multimedia, S.A. (SPAIN)		24,00%	24,00%	2,69	(0,20)	-	(0,62)	0,60	E.M.	0,45
Development of the audiovisual industry in Andalucía
Edificio Azul, Parque Tecnológico de Andalucía - Málaga
Telefónica Medios de Comunicación, S.A. (SPAIN) (*) (**) (1)		100,00%	100,00%	21,20	(18,90)	-	(8,18)	100,37	F.C.	-
Holding of shares of companies in the media industry
Paseo de la Castellana, 141 - 28046 Madrid
Telefónica Sport, S.A. (SPAIN) (*) (**)		100,00%	100,00%	1,00	(0,74)	-	(0,61)	2,33	F.C.	-
Management and exploitation of audiovisual rights in any medium
Paseo de la Castellana, 141 - 28046 Madrid
Gestora de Medios Audiovisuales de Fútbol, S.L. (SPAIN) (*) (**) (1)		100,00%	100,00%	50,33	(25,68)	-	(6,91)	278,43	F.C.	-
Exploitation of rights to broadcast soccer matches
Paseo de la Castellana, 141 - 28046 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Hispasat, S.A. (SPAIN) (2)		13,23%	13,23%	121,95	149,14	-	5,81	17,59	E.M.	36,64
Operation of a satellite telecommunications system
Gobelas, 41 - 28023 Madrid
Servicios de Teledistri- bución, S.A. (S.T. HILO) (SPAIN) (*) (**) (4)		100,00%	100,00%	1,26	2,67	-	0,85	1,79	F.C.	-
Provision of services in the teledistribution industry
Luchana, 23, 1º - 28010 Madrid
Sogecable, S.A. (SPAIN) (1) (6)	1,60%	22,23%	23,83%	252,01	492,93	-	(329,54)	1.054,47	E.M.	98,99
Indirect management of public T.V. service
Gran Vía, 32 - 3ª Pta. - 28013 Madrid
Producciones Multitemáticas, S.A. (SPAIN) (*) (**) (4)		100,00%	100,00%	12,02	(4,40)	-	(4,20)	22,38	F.C.	-
Production, distribution, sale, purchase and operation of television and film productions
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Lola Films, S.A. (SPAIN) (1) (6)		70,00%	70,00%	40,57	(10,21)	-	(5,02)	39,63	F.C.	-
Film production
Velázquez, 12 - Madrid
Other holdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	11,30	I	11,33
Patagonik Film Group, S.A. (ARGENTINA) (2)		30,00%	30,00%	1,20	0,23	-	0,27	8,58	E.M.	0,51
Production of audiovisual content
Godoy Curz, 1540 - 1414 Buenos Aires
Media Park, S.A. (SPAIN) (2) (6)		7,40%	7,40%	45,24	(0,10)	-	31,94	63,11	I	10,13
Production of audiovisual content
Pol.Ind., nº1 c/Bullidor S/N - 08960 Sant Just Desvern - Barcelona
Pearson Plc. (U.K.) (2) (6)		4,85%	4,85%	283,77	4.305,26	-	(227,01)	757,10	E.M.	211,40
Publishing
3 Burlington Gardens, London W1X 1LE
Corporación Admira Media, S.A. (SPAIN) (*) (**) (1)	100,00%		100,00%	6,01	(1,19)	-	9,23	6,06	F.C.	-
Organization and operation of activities and businesses relating to media
Jorge Manrique 12, Madrid
Endemol Entertainment Holding, N.V. (NETHER- LANDS) (3) (6)	99,49%		99,49%	0,69	101,35	-	61,50	840,34	F.C.	-
Production of audiovisual content
Bonairelaan, 4 - 1213 Vh Hilversum - Netherlands
Other holdings (3)		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E.M.	6,96
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1) (6)	100,00%		100,00%	1.226,24	(468,62)	-	15,01	1.335,29	F.C.	-
Provision and exploitation of telecommunications services
Gran Vía, 28 - 28013 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN) (**) (1)		100,00%	100,00%	17	-	-	6	17	F.C.	-
Provision of international services
Gran Vía, 28 - 28013 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL

	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telefónica Data Mexico, S.A. de C.V. (MEXICO) (1)		49,00%
Telefónica Data Mexico Holding (MEXICO) (1)		100,00%	100,00%	37,50	(15,14)	-	(5,56)	40,45	F.C.	-
Global telecommunication services
Mexico
Telefónica Data Mexico, S.A. de C.V. (MEXICO) (1)		51,00%	100,00%	65,61	(43,86)	-	(9,24)	53,23	F.C.	-
Global telecommunication services
Sierra Santa Rosa, 61 - Lomas de Chapultepec - 11.650 Mexico City
Telefónica Data Colombia, S.A. (COLOMBIA) (1)		65,00%	65,00%	5,78	4,65	-	(4,73)	23,60	F.C.	-
Global telecommunication services
Santa Fé de Bogotá
Other holdings		N/A	N/A	N/D	N/D	N/D	N/D	0,03	I	0,03
Telefónica Data do Brasil, Ltda. (BRAZIL) (1)		100,00%	100,00%	249,87	(122,31)	-	(9,63)	249,62	F.C.	-
Telecommunication services
Rua da Consolaçao, 247 - 6 - Sao Paulo
Telefónica Data Brasil Holding (BRAZIL) (1)		53,66%	53,66%	345,67	(180,58)	-	(13,80)	135,03	F.C.	-
Ownership of companies providing network and telecommunication services
Avda. Brig. Faria Lima, 1188 plta. 7ª andar-parte - Sao Paulo
Telefónica Empresas (BRAZIL) (1)		100,00%	53,66%	4,70	3,01	-	(0,53)	83,91	F.C.	-
Provision and operation of telecommunication services
Avda. Tamboré, 341/371 - Barueri - Sao Paulo
Telefónica Datos de Venezuela, S.A. (VENE- ZUELA)		100,00%	100,00%	0,02	0,25	-	(0,00)	0,02	F.C.	-
Telecommunications services
Avda. Las Palmas, 3º - 1050 Caracas
Telefónica Data Canadá, Inc. (CANADA)		100,00%	100,00%	0,01	-	-	-	-	I	-
Telecommunications services
44 Chipman Hill, 10th Floor - P.O. Box 7289 New Brunswick ESL 4S6
Telefónica Data Caribe (SPAIN)		10,00%
Telefónica Data USA Inc. (USA) (1)		100,00%	100,00%	0,00	22,33	-	(18,00)	80,36	F.C.	-
Telecommunications services
1221 Brickell Avenue - 33131 Miami - Florida
Telefónica Data Caribe (*) (**) (SPAIN) (1)		90,00%	100,00%	0,06	(1.997,05)	-	(0,02)	0,06	F.C.	-
Global telecommunication services
Beatríz de Bobadilla, 14 - 28040 Madrid
Telefónica Data Cuba (CUBA)		50,00%	50,00%	N/D	N/D	-	N/D	7,63	I	7,63
Provision and operation of telecommunications services
Ave, 47 s/n entre 18ª y 20 - Miramar Playa - La Habana

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Ipse - 2000 (ITALY) (1)		4,08%	4,08%	2.150,00	303,87	-	(2.280,13)	8,81	E.M.	0,97
Exploitation of a UMTS license
Piazza dei Caprettari, 70 - 00186 Roma
Telefónica Empresas Perú, S.A.A. (PERU) (1)		97,07%	97,07%	29,00	(5,33)	(1,41)	4,02	18,16	F.C.	-
Provision and operation of telecommunications services
Jorge Basadre, 592 7º - San Isidro - Lima
Telefónica Servicios Financieros, S.A.C. (PERU) (1)		99,90%	96,97%	2,97	0,61	-	0,59	4,17	F.C.	-
Information systems advisory and consulting services
Los Sauces, 374, Torre Roja, oficina 1002 - San Isidro - Lima
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (9)		97,92%	97,92%	108,79	(94,52)	-	15,04	97,49	F.C.	-
Provision and operation of telecommunications services
Tucumán, 1 plta.18º - 1049 Buenos Aires
Intelsat		0,09%	0,09%	N/D	N/D	N/D	N/D	1,52	I	1,52
Telefónica Soluciones de Informática y Comunicaciones, S.L. (SPAIN) (*) (**)		100,00%	100,00%	16,60	(0,28)	-	(33,91)	16,60	F.C.	-
Granting of loans, guarantees and financial assistance to the Telefónica Group
Alcalde Mandillo Tejero, 8 - Edificio Simón Bolivar - Santa Cruz de Tenerife
Telefónica Soluciones de Informática y Comunicaciones de España, S.A. (SPAIN) (*) (**) (3)		100,00%	100,00%	8,43	(3,37)	-	(21,78)	15,85	F.C.	-
Systems engineering, networks and telecommunications infrastructure
Sor Angela de la Cruz, 3 - Pl. 9ª - 28020 Madrid
Telefónica Sistemas El Salvador, S.A. de C.V. (EL SALVADOR)		100,00%	100,00%	0,04	(0,05)	-	(0,20)	0,03	F.C.	-
Provision of engineering and systems services
San Salvador
Telefónica Sistemas Ingeniería de Productos Guatemala, S.A. (GUATEMALA)		100,00%	100,00%	-	(0,19)	-	(0,03)	-	F.C.	-
Telecommunications systems and equipment engineering
Guatemala
Telefónica Ingeniería de Comunicaciones, S.A. (SPAIN) (*) (**) (3)		100,00%	100,00%	1,00	(0,20)	-	(0,10)	0,56	F.C.	-
Management and marketing of networks
Goya, 4 - 28001 Madrid
Telefónica Mobile Solutions, S.A.U. (SPAIN) (*) (**) (3)		100,00%	100,00%	7,06	(3,83)	-	(0,47)	1,13	F.C.	-
Systems engineering, networks and telecommunications infrastructure
Gran Vía, 28 - 28013 Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE) (1)		N/D	N/D	0,19	(0,96)	-	(0,40)	0,19	F.C.	-
Engineering activities relating to hardware and systems
Avda. Seminario, 15 - Providencea - Santiago de Chile
Telefónica Mobile Solutions Perú, S.A.C. (PERU) (1)		N/D	N/D	-	0,22	-	(0,10)	-	F.C.	-
Advisory and other services relating to communications
Avda. Camino Real, 155 4º - San Isidro - Lima

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)

Telefónica Mobile Solutions Brasil, Ltda. (BRAZIL) (1)		N/D	N/D	0,01	(0,94)	-	0,10	0,01	F.C.	-
Engineering activities relating to hardware and systems
Na de Botafogo, 501 2º andar, sales 202 y 203 - Rio de Janeiro
Telefónica Mobile Solutions Argentina, S.A. (ARGENTINA) (1)		N/D	N/D	0,01	(0,26)	-	0,07	0,01	F.C.	-
Engineering activities relating to hardware and systems
Carlos Pellegrini, 1149 10º - Buenos Aires
Soluciones Tecnológicas para la Alimentacion, S.L. (SPAIN)		49,00%	49,00%	4,73	4,01	-	(3,44)	2,47	E.M.	0,50
E-commerce
C/Roselló,515.08025-Barcelona
Telefónica Data España, S.A.U. (SPAIN) (*) (**) (1)		100,00%	100,00%	39,27	8,93	(100,00)	116,80	130,81	F.C.	-
Data transmission
Beatríz de Bobadilla, 18 - 28040 Madrid
Agencia de Certificación Electrónica, S.A. (SPAIN) (**) (2)		100,00%	100,00%	0,94	(3,74)	-	(0,54)	-	F.C.	-
Development of "electronic notary" business using SET technology
Sor Angela de la Cruz, 3 - 28020 Madrid
Segurvirtual MVS, S.A. (SPAIN) (3)		49,00%	49,00%	3,49	(6,82)	-	(0,05)	1,59	E.M.	-
Virtual insurance market research
Plaza de la Lealtad, 4 - 28014 Madrid
Euroinfomarket, S.A. (SPAIN)(1)		5,00%	5,00%	2,05	0,27	-	(1,66)	0,24	I	0,24
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33,33%	33,33%	0,60	1,16	-	0,18	0,70	E.M.	0,64
Telefonica Deutschland, GMBH (GERMANY) (1)		100,00%	100,00%	2,60	546,65	-	(43,89)	638,54	F.C.	-
Internet and telecommunications services
Landshuter Allee, 8 - 80637 Munich
Telefónica U.K. (U.K.) (1)		100,00%	100,00%	-	(3,66)	-	(2,72)	-	F.C.	-
Provision of IP services in the b2b market
2nd Floor, 33-34 Alfred Place - WC1E 7DP London
Telefónica Data Atlas, S.A. (MOROCCO) (8)		59,86%	59,86%	300 m.DH	N/D	N/D	N/D	0,02	I	0,02
Provision and operation of telecommunications services
Tour Bmce, Rond Point Hassan II - Casablanca
Katalyx, Inc. (USA) (1)		100,00%	100,00%	143,43	(151,44)	-	17,45	5,18	F.C.	-
Administrative management services
1221 Brickell Avenue - Miami, Florida
Katalyx Argentina, S.A. (ARGENTINA) (1)		100,00%	100,00%	0,01	(4,47)	-	0,60	0,01	F.C.	-
Administrative management services
Bouchard, 680 - Buenos Aires

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)

Katalyx Mexico, S.A. de C.V. (MEXICO) (1)		100,00%	100,00%	0,53	(2,57)	-	(2,65)	0,01	F.C.	-
Administrative management services
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Brasil, Ltd. (BRAZIL) (1)		100,00%	100,00%	0,44	(1,63)	-	0,08	0,44	F.C.	-
Administrative management services
Rua Joaquim Floriano, 1052 - Sao Paulo
Adquira Mexico, Ltd. (MEXICO) (1)		50,00%	50,00%	9,84	(5,75)	-	(1,56)	5,42	E.M.	1,27
E-commerce
Boulevard Avila Camacho, 24 - Mexico City
Adquira, Inc. (USA) (1)		100,00%	100,00%	-	(17,90)	-	(0,95)	-	F.C.	-
E-commerce
1221 Brickell Avenue - Miami, Florida
Adquira Argentina, S.L. (ARGENTINA) (1)		100,00%	100,00%	0,91	(2,86)	-	0,33	0,91	F.C.	-
E-commerce
Bouchard, 680 - Buenos Aires
Adquira Brasil, Ltd. (BRAZIL) (1)		100,00%	100,00%	2,64	(2,43)	-	(0,56)	2,34	F.C.	-
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo
Katalyx Food Service Argentina, S.R.L. (ARGENTINA) (1)		100,00%	100,00%	-	(0,61)	-	(0,03)	-	F.C.	-
E-commerce
Bouchard, 680 - Buenos Aires
Katalyx Food Service Mexico, S.R.L. de C.V. (MEXICO) (1)		100,00%	100,00%	-	(1,51)	-	(0,10)	-	F.C.	-
E-commerce
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Transportation, Llc. (USA) (1)		100,00%	100,00%	-	(2,95)	-	(1,34)	-	F.C.	-
E-commerce
1221 Brickell Avenue - Miami, Florida
Katalyx Transportation Argentina, S.R.L. (ARGENTINA) (1)		100,00%	100,00%	-	(0,01)	-	-	-	F.C.	-
E-commerce
Bouchard, 680 - Buenos Aires
Katalyx Transportation Mexico, Llc. (MEXICO) (1)		100,00%	100,00%	-	(2,42)	-	0,16	-	F.C.	-
E-commerce
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Transportation Brasil, Ltd. (BRAZIL) (1)		100,00%	100,00%	-	(1,20)	-	(0,19)	-	F.C.	-
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Katalyx Cataloguing Argentina, S.R.L. (ARGENTINA) (1)		100,00%	100,00%	-	(0,13)	-	(0,01)	-	F.C.	-
E-commerce and cataloging
Bouchard, 680 - Buenos Aires
Katalyx Cataloguing Mexico, S.R.L. de C.V. (MEXICO) (1)		100,00%	100,00%	-	(0,08)	-	(0,00)	-	F.C.	-
E-commerce and cataloging
Boulevard Avila Camacho, 24 - Mexico City
Katalyx Cataloguing Brasil, Ltd. (BRAZIL) (1)		100,00%	100,00%	-	(0,18)	-	(0,07)	-	F.C.	-
E-commerce and cataloging
Rua Joaquim Floriano, 1052 - Sao Paulo
Katalyx Construction Argentina (ARGENTINA) (1)		100,00%	100,00%	-	(0,01)	-	(0,01)	-	F.C.	-
E-commerce
Bouchard, 680 - Buenos Aires
Mercador, S.A. (BRAZIL) (1)		54,00%	54,00%	19,17	(15,95)	-	(0,91)	19,48	E.M.	1,25
E-commerce
Rua Joaquim Floriano, 1052 - Sao Paulo
Hotelnet b2b, S.A. (1)		12,25%	12,25%	12,35	(2,35)	-	(0,52)	1,19	I	1,19
E-commerce
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6)	100,00%		100,00%	1.023,68	2.272,21	-	178,08	3.033,86	F.C.	-
Provision of telecommunications services in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4)		100,00%	100,00%	13,73	(3,67)	-	0,10	10,72	F.C.	-
Consulting services for companies in the communications and IT industries
Av. Burgos, 17-10.º-28036 Madrid
Interdomain, S.A. (SPAIN) (*) (**) (4)		100,00%	100,00%	0,30	0,48	-	0,04	0,78	F.C.	-
Operation of Internet resources
Fernando El Santo, 15 - 28010 Madrid
SODETEL, Comercial de Servicios de Telecomuni- caciones, S.A. (SPAIN)		50,00%	50,00%	0,12	0,03	-	(0,04)	0,07	E.M.	0,06
Provision of consulting services, installation and the provision of telecommunications services
Parque industrial y de servicios de Mairena del Aljarafe - Sevilla
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49,00%	49,00%	3,01	0,66	-	0,09	1,35	E.M.	1,55
Systems engineering and telecommunications in port areas
Avda. de Partenón, 10 Campo de las Naciones - 28042 Madrid.
Instituto de Comunicaciones 7 (I7) (SPAIN)		40,00%	40,00%	0,08	0,02	-	-	0,03	E.M.	0,04
Provider of multimedia services
Cebrián, 3 - 35003 Las Palmas de Gran Canaria
Bitel Baleares Innovación Telemática, S.A. (SPAIN)		39,00%	39,00%	1,51	0,07	-	0,29	0,69	E.M.	0,73
Provision of services and systems engineering in the IT and communications fields
Paseo Marítimo, 38 A - 07005 Palma de Mallorca

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Tecnolo- gía e Inge- niería de Sist. y Servicios Avanza- dos de Telec., S.A. (TISSAT) (SPAIN) (2)		30,77%	30,77%	0,78	2,30	-	0,01	0,17	E.M.	0,95
Systems engineering and marketing of advanced services
Correos, 1 - 46002 Valencia
SEMCA (SPAIN)		16,00%	16,00%	0,75	(0,10)	-	(0,03)	0,12	I	0,12
Emergency telephone service in the Autonomous Community of Cantabria
Casimiro Sainz, 4 - Santander
ATENET (SPAIN)		8,68%	8,68%	0,33	(0,23)	-	-	0,12	I	0,12
Teaching via computer systems
C/ Jorge Juán, 32 - Madrid
Barcelona Emprend, S.A. (SPAIN)		6,92%	6,92%	6,50	(0,21)	-	(0,04)	0,45	I	0,45
Promotion of non-financial companies
C/ Llacuna, 162 - Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5,00%	5,00%	6,01	0,30	-	-	0,30	I	0,30
Performance of urban projects
C/ Pintor Fortuny, 17-19 - Barcelona
Teleinfor- mática y Comuni- caciones, S.A. (TELYCO) (SPAIN) (*) (**) (3)		100,00%	100,00%	2,77	12,44	-	(1,02)	12,47	F.C.	-
Promotion, marketing and distribution of telephone and telematic equipment and services
Plaza del Descubridor Diego de Ordás, 3 - 28003 Madrid
Telyco Marrue- cos, S.A. (MO- ROCCO) (3)		54,00%	54,00%	0,60	(0,03)	-	0,10	0,32	F.C.	-
Promotion, marketing and distribution of telephone services
Boulevard Abdelmoumen, 88 - Casablanca
Telefónica Telecomu- nicaciones Públicas, S.A. (SPAIN)(*) (**) (1)		100,00%	100,00%	1,20	73,73	-	4,93	64,12	F.C.	-
Installation of public telephones
Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid
Adquira Spain, S.A. (SPAIN) (2)		20,00%	20,00%	0,45	17,22	-	(4,73)	7,64	E.M.	1,64
Development of e-commerce platform
Pl. Pablo Ruíz Picaso, s/n. Edif. Torre Picaso - Madrid
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	22,60	I	22,60
Telefónica Cable, S.A. (SPAIN) (*) (**) (7)		100,00%	100,00%	26,81	(23,76)	-	(5,11)	29,58	F.C.	-
Cable telecommunications services
Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Cable Menorca, S.A. (SPAIN)(*) (**)		100,00%	100,00%	0,60	(0,13)	-	0,00	0,56	F.C.	-
Cable television systems and value-added services
Santiago Ramón y Cajal, 13 - Mahón - Menorca
Telefónica Cable Asturias, S.A. (SPAIN) (*) (**) (7)		100,00%	100,00%	0,60	0,07	-	0,01	0,61	F.C.	-
Cable television systems and value-added services
Gral. Elorza, 8 - 33001 Oviedo

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telefónica Cable Galicia, S.A. (SPAIN) (**) (7)		85,00%	85,00%	0,60	0,09	-	0,01	0,53	F.C.	-
Cable television systems and value-added services
Ronda de Outerio, 1-3 - A Coruña
Telefónica Cable Valencia, S.A. (SPAIN) (*) (**) (7)		100,00%	100,00%	0,06	0,56	-	0,00	1,16	F.C.	-
Cable television systems and value-added services
San Vicente, 148 - 46007 Valencia
Telefónica Cable Balears, S.A. (SPAIN)(*) (**) (7)		100,00%	100,00%	0,23	-	-	(0,00)	0,51	F.C.	-
Cable television systems and value-added services
Federico García Lorca, 2 - 07014 Palma de Mallorca
Telefónica Cable Extrema- dura, S.A. (SPAIN) (**) (7)		100,00%	100,00%	0,60	0,09	-	0,01	0,61	F.C.	-
Cable television systems and value-added services
Plza. de la Soledad, 2 -06001 Badajoz
Sociedad General de Cablevisión Canarias, S.A. (SPAIN) (**) (7)		100,00%	100,00%	1,23	(1,16)	-	(0,00)	1,17	F.C.	-
Cable television systems and value-added services
Alcalde Mandillo Tejera, 8 - 38007 Santa Cruz de Tenerife
Telefónica Media Interna- cional y de Conte- nidos USA, Inc. (USA)	100,00%		100,00%	17,89	(17,79)	-	0,36	0,33	F.C.	-
Operation of media services in USA
1221 Brickell Av. - Miami
Taetel, S.L. (SPAIN) (*) (**) (1)	100,00%		100,00%	28,25	10,40	-	0,70	28,25	F.C.	-
Acquisition, holding and disposal of shares and ownership interests in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (*) (**) (4)	100,00%		100,00%	16,93	-	-	(0,01)	16,93	F.C.	-
Holding and operation of aircraft and the lease thereof
Gran Vía, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)	100,00%		100,00%	0,90	(0,35)	-	(2,26)	3,58	F.C.	-
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL)		99,99%	99,99%	0,55	(0,17)	-	(0,26)	0,37	F.C.	-
Security services and systems
Rua Haddock Lobo, 337 2º andar, conjunto 21 - 01414-001 - Sao Paulo
Telefónica Ingeniería de Seguridad México, S.A. de C.V. (MEXICO)		65,00%	65,00%	0,52	(0,42)	-	(0,35)	0,34	F.C.	-
Security services and systems
Ciudad de México, Distrito Federal
Inmo- biliaria Telefónica, S.L. (SPAIN) (*) (**) (1)	100,00%		100,00%	10,04	102,62	-	10,02	103,44	F.C.	-
Purchase, sale and lease of real estate
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN) (*) (**) (3)	100,00%		100,00%	7,00	39,16	-	1,12	18,12	F.C.	-
Financial institution
Gran Vía, 28 - 28013 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		70,00%	70,00%	15,70	15,07	-	7,57	22,45	F.C.	-
Administration of pension funds
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. (SPAIN) (**)		100,00%	100,00%	1,50	-	-	0,21	1,50	F.C.	-
Administration and representation of collective investment institutions
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Fonditel Valores, Agencia de Valores, S.A. (SPAIN) (**)		100,00%	100,00%	3,00	-	-	(0,11)	3,00	F.C.	-
Investment services
Pedro Teixeira nº 8 - 3ª P. - 28020 Madrid
Catalana D'Iniciatives, C.R. , S.A. (SPAIN)		5,99%	5,99%	30,86	17,49	-	2,78	3,77	I	3,77
Promotion of non-finance companies
Passeig de Gracia, 2 - 2ºB - 08007 Barcelona.
Atento Servicios Corporativos, S.A. (SPAIN) (*) (**) (1)	100,00%		100,00%	6,12	36,56	-	3,48	107,58	F.C.	-
Holding company
C/ Gran Vía, 28 - 28013 Madrid
Telepizza, S.A. (SPAIN)		4,89%	4,89%	N/D	N/D	N/D	N/D	102,02	I	102,02
Atento N.V. (NETHER- LANDS) (1) (6)	91,35%		91,35%	0,12	14,75	-	(16,25)	302,71	F.C.	-
Provision of telecommunications services
Locatellikade, 1 - 1076 AZ Amsterdam
Procesos Operativos, S.A. (1)		100,00%	91,35%	0,06	0,31	-	0,80	0,76	F.C.	-
Provision of telematic services (telemarketing, help line and, in general, call-center activities)
Isla Sicilia, 3 - 28034 Madrid
Atento Holding, Inc. (USA) (1)		100,00%	91,35%	-	(47,47)	-	17,11	124,14	F.C.	-
Holding company
1013 Center Road, Wilmington - Delaware
Atento Teleservicios España, S.A. (SPAIN) (4)		100,00%	91,35%	1,38	38,33	(12,00)	(1,35)	22,64	F.C.	-
Provision of promotion, marketing and market research services relating to direct marketing
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (4)		100,00%	91,35%	0,06	1,42	-	0,10	0,06	F.C.	-
Temporary employment agency
Príncipe de Vergara, 28 Madrid
Atento Servicios Técnicos y Consultoría, S.L.		100,00%	91,35%	0,01	-	-	0,15	0,01	F.C.	-
Study, development and performance of projects and system-related services
Santiago de Compostela, 94 - 7ª - 28035 Madrid
Servicios Integrales de Asistencia y Atención, S.L.		100,00%	91,35%	0,01	-	-	(0,00)	0,01	F.C.	-
Management of specialized employment centers for disabled workers
Santiago de Compostela, 94 - 7ª - 28035 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Leader Line, S.A. (1)		100,00%	91,35%	0,37	1,55	-	1,84	-	F.C.	-
Telephone marketing activities and training in telesales techniques.
Almansa, 66 - 28039 Madrid
Atento Brasil, S.A. (BRAZIL) (1)		100,00%	91,35%	249,75	(176,95)	-	(7,04)	185,29	F.C.	-
Provision of call-center services
Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 Sao Paulo
Atento Puerto Rico, Inc. (PUERTO RICO) (1)		100,00%	91,35%	7,12	(5,99)	-	0,45	7,77	F.C.	-
Provision of call-center services
Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA) (1)		35,84%	91,35%	1,55	1,87	-	0,78	7,60	F.C.	-
Provision of call-center services
Santa Fé de Bogotá
Atento Maroc, S.A. (MOROCCO) (1)		100,00%	91,35%	2,52	(0,23)	-	(1,17)	1,83	F.C.	-
Provision of call-center services
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca
Atento Argentina, S.A. (ARGENTINA) (1)		0,47%	91,35%	18,05	(22,98)	-	1,84	18,96	F.C.	-
Provision of call-center services
Avda. de Mayo, 645 P.1º - Buenos Aires
Atento Uruguay, S.A. (URUGUAY)		100,00%	91,35%	0,26	(0,71)	-	(0,30)	0,69	F.C.	-
Provision of call-center services
Montevideo
Atento USA, Inc. (USA) (1)		100,00%	91,35%	-	(1,94)	-	(2,04)	18,47	F.C.	-
Provision of call-center services
1001 Brickell Bay Drive P. 32º - Miami - Florida 33131
Atento Colombia, S.A. (COLOMBIA) (1)		64,16%
Atento Venezuela, S.A. (VENEZUELA) (1)		100,00%	91,35%	11,19	(10,62)	-	1,34	8,30	F.C.	-
Provision of call-center services
Caracas
Atento Centroamérica, S.A. (GUATEMALA) (1)		100,00%	91,35%	15,95	(6,37)	-	(0,37)	11,57	F.C.	-
Provision of call-center services
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Departamento de Guatemala
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		7,41%	91,35%	4,40	(3,54)	-	0,50	3,19	F.C.	-
Provision of call-center services
San Salvador
Atento de Guatemala, S.A. (GUATEMALA) (1)		100,00%	91,35%	19,40	(13,39)	-	(0,93)	14,43	F.C.	-
Provision of call-center services
Guatemala City

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		92,59%
Atento Guatemala Comercial, S.A. (GUATEMALA) (1)		99,98%	91,35%	0,01	0,10	-	(0,10)	0,01	F.C.	-
Provision of call-center services
Guatemala City
Atento Holding Chile, S.A. (CHILE) (1)		100,00%	91,35%	38,85	(9,24)	-	(0,18)	28,50	F.C.	-
Holding company
Ciudad y Comuna de Santiago
Atento Argentina, S.A. (ARGENTINA) (1)		99,53%
Atento Chile, S.A. (CHILE) (1)		70,00%	82,77%	21,72	(9,45)	-	1,44	14,00	F.C.	-
Provision of call-center services
Diagonal Paraguay, 386 - Santiago de Chile
Nexcom (CHILE) (1)		100,00%	63,95%	1,73	(0,90)	-	(0,12)	0,86	F.C.	-
Provision of call-center services
Santiago de Chile
Atento Educación, Ltda. (CHILE) (1)		100,00%	63,95%	0,01	0,01	-	0,05	0,01	F.C.	-
Provision of call-center services
Santiago de Chile
Atento Recursos, Ltda. (CHILE) (1)		100,00%	63,95%	0,01	(0,22)	-	(0,03)	0,01	F.C.	-
Provision of call-center services
Santiago de Chile
Atento Perú, S.A.C. (PERU) (1)		70,00%	99,15%	8,90	(7,42)	-	2,33	14,22	F.C.	-
Provision of call-center services
C/ Jiron Camaná, 654 - 01 Lima
Atento Italia, S.R.L. (ITALY) (5)		100,00%	91,35%	0,01	(2,23)	-	-	5,75	F.C.	-
Provision of call-center services
Via Lamaro, edif. D/2 - Roma
Atento Mexicana, S.A. de C.V. (MEXICO)		100,00%	91,35%	5,36	(4,24)	-	1,56	3,87	F.C.	-
Provision of call-center services
Mexico City
Atento Servicios, S.A. de C.V. (MEXICO)		100,00%	100,00%	0,02	(0,07)	-	0,06	0,01	F.C.	-
Provision of call-center services
Mexico City
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3)	100,00%		100,00%	6,01	48,90	-	6,26	6,01	F.C.	-
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Telefônica Pesquisa e Desenvolvimento (BRAZIL)		99,99%	99,99%	N/D	N/D	N/D	N/D	0,21	I	0,21
Telecommunications research activities and projects
Sao Paulo

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Communicapital Inversiones, S.A.U. (SPAIN) (1)	100,00%		100,00%	6,00	(73,19)	-	8,01	6,00	I	6,00
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3)	100,00%		100,00%	3,99	(0,29)	-	(0,04)	10,11	F.C.	-
Promotion of business initiatives and holding of marketable securities
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Cleon, S.A. (SPAIN) (3)		50,00%	50,00%	8,23	(0,68)	-	(0,03)	4,12	F.C.	-
Property development
Villanueva, 2 duplicado planta 1ª Oficina 23 - 28001 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (3)	100,00%		100,00%	3,60	48,18	-	15,94	2,99	F.C.	-
Reinsurance
6D, route de Trèves, L-2633 Senningerberg, Luxembourg
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16,67%	83,33%	100,00%	0,36	1,28	-	2,23	0,36	F.C.	-
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II - 17ª P.- 28020 Madrid
Pléyade Perú Corredores de Seguros, S.A.C. (PERU)		99,93%	100,00%	0,01	0,02	-	-	0,01	F.C.	-
Insurance broker
Lima
Pléyade Argentina, S.A. (ARGENTINA)		99,80%	99,80%	0,01	0,14	-	0,06	0,01	F.C.	-
Insurance broker
Buenos Aires
TGP Brasil Corretora de Seguros e Resseguros, Ltda. (BRAZIL)		99,90%	99,90%	0,01	0,02	-	0,02	0,01	F.C.	-
Insurance broker
Rua do Livramento, 66 - Bloco A, 1º andar - 04008-030 - Sao Paulo
Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V., Ltda. (MEXICO)		99,50%	99,50%	0,02	(0,01)	-	0,10	0,02	F.C.	-
Insurance broker
San Pedro Garza García - Nuevo León
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (**) (3)	94,67%	5,33%	100,00%	204,33	(0,50)	-	7,96	216,48	F.C.	-
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17ª P. - 28020 Madrid
Other holdings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6,52	I	6,52
Zeleris Soluciones Integrales, S.L. (SPAIN) (*) (**) (3)	100,00%		100,00%	3,40	(1,27)	-	0,57	6,49	F.C.	-
Provision of mail, directory, and domestic and international parcel distribution services
Paseo de Graçia, 81 1º - Barcelona
Zeleris España, S.A. (SPAIN) (*) (**) (3)		100,00%	100,00%	2,38	(0,77)	-	1,90	0,82	F.C.	-
Provision of mail, directory and parcel distribution services
C/ Gran Vía, 28 - 28013 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (3)	100,00%		100,00%	3,01	7,76	-	2,17	12,61	F.C.	-
Integrated cash management, counseling and financial support for Group companies
Gran Vía, 30 - 4ª Plta. - 28013 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100,00%		100,00%	0,42	(0,03)	-	(0,24)	0,43	F.C.	-
Integrated cash management, counseling and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico City
Venturini España, S.A. (SPAIN) (*) (**) (2)	100,00%		100,00%	3,01	0,30	-	(0,37)	3,60	F.C.	-
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Venturini, S.A. (SPAIN) (*) (**) (2)		100,00%	100,00%	0,18	0,03	-	(0,01)	0,21	F.C.	-
Direct marketing
Vía Augusta, 117, 2º 1ª - 08006 Barcelona
Telefónica Procesos y Tecnología de la Información, S.A. (SPAIN) (*) (**) (3)	100,00%		100,00%	3,00	4,79	-	0,74	3,01	F.C.	-
Provision of IT related services
José Abascal, 4 - 28003 Madrid
Communi- capital Gestión, S.A.U. (SPAIN) (*) (**) (1)	100,00%		100,00%	0,06	(0,02)	-	-	0,06	F.C.	-
Global telecommunications fund
Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHER- LANDS) (1)	100,00%		100,00%	0,05	4,74	-	1,18	0,05	F.C.	-
Fund raising in capital markets
Strawinskylaan 1259 , tower D, 12th floor 1077 XX - Amsterdam
Telefónica Finance USA, L.L.C. (U.S.A.)		0,01%	0,01%	2.000,00	0,47	(84,15)	83,69	0,01	F.C.	-
Financial intermediation
Corporation Trust Center, 1209 Orange street - Wilmington/New Castle County - Delaware
Telefónica Internacional USA Inc. (U.S.A.) (1)	100,00%		100,00%	0,50	(0,11)	-	0,22	0,01	F.C.	-
1221 Brickell Avenue suite 600 - 33131 Miami - Florida
Telefónica USA, Inc. (U.S.A.) (8)	100,00%		100,00%	0,01	N/D	N/D	N/D	0,01	I	0,01
E-commerce
1221 Brickell Avenue - Miami - Florida 33131
Telefónica B2B, Inc. (U.S.A.)	100,00%		100,00%	0,01	N/D	N/D	N/D	0,01	F.C.	-
B2B e-commerce
1001 Brickell Bay Drive - Miami, Florida 33131
Telefónica B2B Licencing, Inc. (U.S.A.) (1)	100,00%		100,00%	0,01	(2,42)	-	(6,45)	0,01	F.C.	-
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (1)	100,00%		100,00%	2,11	4,13	-	(4,09)	14,61	F.C.	-
Provision of management and administration services
Gran Vía, 28 - 28013 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (MEXICO) (1) (6)	99,99%	0,01%	100,00%	6,75	(3,32)	-	(0,37)	6,76	F.C.	-
Provision of management and administration services
Blvd. Díaz Ordaz Pte N 123 2º, Col. Santamaría - 6465 Monterrey
Telefónica Gestión de Servicios Compartidos El Salvador, S.A. (EL SALVADOR) (1)		99,20%	99,20%	0,02	0,01	-	-	0,02	F.C.	-
Provision of management and administration services
63 Avda. Sur y Alameda Roosevelt-Ctro F Gigante Torre B n 10, San Salvador
Telefónica Gestión de Servicios Compartidos Guatemala, S.A. de C.V. (GUATEMALA) (1)		100,00%	100,00%	0,01	0,01	-	0,02	0,01	F.C.	-
Provision of management and administration services
18 Calle 5-56, Zona 10, Edif, Unicentro Nivel 10, Guatemala
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (1)	99,99%		99,99%	8,45	(5,72)	-	0,69	5,00	F.C.	-
Provision of management and administration services
Rua Do Livramento, 66 Bolco Ibirapuera - Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (1) (6)	99,99%	0,01%	100,00%	3,91	0,63	-	0,72	3,91	F.C.	-
Provision of management and administration services
Shell, 310 - Miraflores
Telefónica Centro de Cobros Perú, S.A.C. (PERU) (1)		100,00%	100,00%	0,01	0,28	-	0,27	0,53	F.C.	-
Provision of management and administration services
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (1)	99,99%		99,99%	0,01	(0,84)	-	0,28	0,01	F.C.	-
Provision of management and administration services
Tucuman 1, Piso 18 Ciudad de Buenos Aires
Emergia, S.A. (URUGUAY) (1) (6)	100,00%		100,00%	30,29	328,23	-	(94,11)	499,05	F.C.	-
Supplier of broadband communication services
Luis A. de Herrera, 1248 Piso 4 - Montevideo
Emergia Argentina, S.A. (ARGENTINA) (1)		99,99%	99,99%	12,74	0,66	-	(6,22)	7,19	F.C.	-
Provision of high bandwidth communications services
Paraguay, 1345 Piso 6 - Buenos Aires
Emergia Participacoes, Ltd. (BRAZIL) (1)		99,99%	99,99%	N/D	N/D	N/D	N/D	N/D	F.C.	-
Provision of high bandwidth communications services
Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Emergia Brasil, Ltd. (BRAZIL) (1)		99,99%	99,99%	58,38	(22,45)	-	(5,72)	30,22	F.C.	-
Provision of high bandwidth communications services
Av. Brigadeiro Faria Lima, 1188 Piso 8º - San Pablo
Emergia Chile, S.A. (CHILE) (1)		99,99%	99,99%	25,40	(6,93)	-	(3,33)	15,14	F.C.	-
Provision of high bandwidth communications services
Ricardo Lyon, 222 Piso 14 - Santiago de Chile
Emergia Perú, S.A.C. (PERU) (1)		99,99%	99,99%	15,77	0,54	-	(5,03)	11,28	F.C.	-
Provision of high bandwidth communications services
Av. de la Floresta, 497 Piso 5 - San Borga

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Emergia USA, Inc. (U.S.A.) (1)		100,00%	100,00%	25,94	(14,97)	-	(2,77)	8,20	F.C.	-
Provision of high bandwidth communications services
1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)
Emergia Guatemala, S.A. (GUATEMALA) (1)		99,99%	99,99%	22,49	(6,23)	-	(3,64)	12,62	F.C.	-
Provision of high bandwidth communications services
Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Guatemala City
Emergia Puerto Rico, Inc. (PUERTO RICO) (1)		100,00%	100,00%	4,00	(1,72)	-	(1,83)	0,45	F.C.	-
Provision of high bandwidth communications services
Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6)	99,88%	0,12%	100,00%	7.381,66	(1.310,65)	-	404,02	8.141,40	F.C.	-
Investment in the telecommunications industry abroad
C/ Gran Vía, 28 - 28013 Madrid
Sao Paulo Telecomunica- çoes Holding, Ltda. (BRAZIL) (1)		100,00%	100,00%	1.251,17	5,43	(28,07)	59,01	2.882,52	F.C.	-
Holding company
Sao Paulo
Telecomunica- çoes de Sao Paulo, S.A. - TELESP (BRAZIL) (1)		87,49%	87,49%	1.638,23	2.305,58	(1.041,35)	459,76	4.535,10	F.C.	-
Wireline telephony operator in Sao Paulo
Sao Paulo
Telefónica Finance Limited (ISLE OF MAN) (1)		100,00%	100,00%	N/D	N/D	N/D	N/D	N/D	F.C.	-
Finance
Telefónica del Perú Holding, S.A. (PERU) (1) (5)		100,00%	100,00%	1.393,51	(262,90)	-	(0,09)	N/D	F.C.	-
Holding company
Telefónica del Perú, S.A.A. (PERU) (1)		97,07%	97,21%	675,08	111,88	(37,93)	5,61	750,89	F.C.	-
Operator of local, long distance and international telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz - Lima
Atento Perú, S.A.C. (PERU)		30,00%
Telefonica International Holding, B.V. (NETHER- LANDS) (1)		100,00%	100,00%	434,20	100,88	-	16,03	N/D	F.C.	-
Holding company
Telefónica Chile Holding, B.V. (NETHER- LANDS) (1)		100,00%	100,00%	25,62	75,23	-	(0,01)	N/D	F.C.	-
Holding company
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100,00%	100,00%	12,49	771,42	-	6,10	N/D	F.C.	-
Holding company
Compañía de Telecomuni- caciones de Chile, S.A. (C.T.C.), (CHILE) (1)		43,64%	43,64%	1.098,84	602,37	-	15,10	N/D	F.C.	-
Operator of telecommunications services in Chile
Avenida Providencia, 111 piso 29 Santiago de Chile

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)

Telefónica Gestión de Servicios Compartidos Chile, S.A. (CHILE)		99,90%	43,60%	N/D	N/D	N/D	N/D	N/D	F.C.	-
Provision of management and administration services
Impresora y Comercial Publiguías, S.A. (CHILE) (1)		9,00%
Atento Chile, S.A. (CHILE) (1) (6)		30,00%
Compañía Internacional de Telecomunicaciones, S.A. (ARGENTINA) (1)		99,98%	99,98%	143,39	(4,32)	-	83,33	372,57	F.C.	-
Holding company
Tucumán, 1 P-18 Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1)		99,96%	99,96%	109,37	(394,07)	-	65,28	998,90	F.C.	-
Holding company
Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1)		98,03%	98,03%	471,84	157,03	-	121,83	866,22	F.C.	-
Provision of telecommunications services
Presidente Perón, 949 - piso 7 - 1038 Buenos Aires
Telefónica Venezuela Holding, B.V. (NETHERLANDS) (1)		100,00%	100,00%	0,01	48,76	-	(38,05)	-	F.C.	-
Holding company
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (VENEZUELA) (1)		6,92%	6,92%	1.922,27	(4,53)	(31,24)	41,50	N/D	E.M.	89,39
Provision of telecommunications services
Avenida Libertador, Centro Nacional de Telecomunicaciones, Piso 1 - 1226 Caracas
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98,00%	98,00%	88,54	(34,29)	-	(7,14)	N/D	F.C.	-
Telecommunications operator
Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo - Puerto Rico
Infonet Services Corporation (U.S.A.) (1)		14,53%	14,53%	999,38	(313,51)	-	(15,23)	N/D	E.M.	97,69
Telecommunications operator
2100 East. Crand Avenue. El Segundo, California 90245 - 1022 USA
Telefónica Móviles, S.A. (*) (**) (SPAIN)		21,43%
Fandem, Ltd. (IRELAND) (1)		100,00%	100,00%	1,00	N/D	-	N/D	N/D	I	0,08
Holding company
2 Harbour Master Place, Custom House Dock - Dublin
Communication Technology, Inc. (U.S.A.) (4)		100,00%	100,00%	-	(1,32)	-	(4,67)	18,66	F.C.	-
Provider of long distance telecommunications services
Delaware
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E.M.	17,76
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	I	33,79
Telefónica Móviles, S.A. (SPAIN) (*) (**) (1) (6)	71,01%	21,43%	92,44%	2.165,28	267,32	-	1.607,84	3.045,00	F.C.	-
Holding company
Goya, 24 - 28001 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Brasilcel, N.V. (NETHER- LANDS) (1)		50,00%	46,22%	0,10	3.796,44	-	1,08	1.899,42	P.C.	-
Joint Venture
Strawinskylaan 3105 - 1077ZX - Amsterdam
Tagilo Participaçoes, S.A. (BRAZIL) (1)		50,00%	46,22%	96,53	5,51	(1,24)	4,25	-	P.C.	-
Ownership of intellectual property
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Sudestecel Participaçoes, S.A. (BRAZIL) (1)		4,75%	41,37%	369,93	0,29	(7,01)	10,54	-	P.C.	-
Holding company
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Tele Sudeste Celular Participaçoes, S.A. (BRAZIL) (1)		41,94%	38,77%	213,44	277,13	(11,95)	45,43	-	P.C.	-
Holding company
Prai de Botafogo 501,20 andar, parte bela Vista, Sao Paulo
Telerj Celular, S.A. (BRAZIL) (1)		41,94%	38,77%	273,08	131,21	-	33,46	-	P.C.	-
Provision of wireless communications services
Praia de Botafogo, 501-5º a 8º Andares, Botafogo - Rio de Janeiro
Telest Celular, S.A. (BRAZIL) (1)		41,94%	38,77%	41,64	18,67	-	12,33	-	P.C.	-
Provision of wireless communications services
Avda. Nossa Senhora da Penha, 275 - Praia de Santa Elena, Vitoria - Espiritu Santo
Portelcom Fixa, S.A.		50,00%	46,22%	40,26	(0,94)	-	3,41	-	P.C.	-
Holding company
Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telefónica Brasil Sul Celular Participacoes, S.A. (BRAZIL) (1)		49,25%	45,53%	160,37	3,57	(5,17)	14,03	0,53	I	0,53
Holding company
Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Celular CRT Participaçoes, S.A. (BRAZIL) (1)		25,08%	23,18%	43,27	180,82	(15,07)	55,64	-	P.C.	-
Holding company
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Celular CRT, S.A. (BRAZIL) (1)		25,08%	23,18%	138,08	67,93	-	55,53	-	P.C.	-
Provision of wireless communications services
Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Iberoleste Participaçoes, S.A. (BRAZIL) (1)		50,00%	46,22%	130,85	(9,75)	-	(3,55)	-	P.C.	-
Holding company
Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Tele Leste Celular Participaçoes, S.A. (BRAZIL) (1)		13,85%	12,80%	83,69	37,71	-	(12,08)	-	P.C.	-
Holding company
Rua Silveria Martins, n 1036, Cabula, Salvador- Bahia
Telebahía Celular, S.A. (BRAZIL) (1)		13,85%	12,80%	98,06	10,16	-	(11,88)	-	P.C.	-
Provision of wireless communications services
Rua Silveria Martins, n 1036, Cabula, Salvador- Bahia

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telergipe Celular, S.A. (BRAZIL) (1)		13,85%	12,80%	9,50	1,64	-	(0,49)	-	P.C.	-
Provision of wireless communications services
Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe
Intertelecom, Ltda. (BRAZIL)		49,99%	46,21%	141,26	(20,81)	-	(5,78)	-	P.C.	-
Holding company
Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Ptelecom Brasil, S.A. (BRAZIL)		49,99%	46,21%	609,56	(398,45)	-	(9,08)	-	P.C.	-
Holding company
Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Portelcom Participaçoes, S.A. (BRAZIL)		50,00%	46,22%	970,42	(125,65)	-	(40,44)	-	P.C.	-
Holding company
Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telesp Celular Participaçoes, S.A. (BRAZIL)		32,56%	30,10%	1.198,57	(93,25)	-	(188,58)	-	P.C.	-
Holding company
Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Telesp Celular, S.A. (BRAZIL)		32,56%	30,10%	515,15	155,78	-	143,36	-	P.C.	-
Holding company
Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Global Telcom Telecom, S.A. (BRAZIL)		32,56%	30,10%	973,17	(582,74)	-	(126,24)	-	P.C.	-
Wireless operator
Av. Higienópolis, nº 1635, Curitiba, Parana
Tele Centro Oeste Celular Participações, S.A. (BRAZIL)		9,40%	8,69%	156,23	215,89	-	83,43	-	P.C.	-
Holding company and telecommunications services
Sector Comercial Sul, Quadra 2, Bloco C, nº 226, Edif Telebrasilía Celular, 7 andar, Brasilia
Telegoiás Celular, S.A. (BRAZIL)		9,13%	8,44%	56,32	60,62	-	27,47	-	P.C.	-
Wireless operator
Rua 136-C, Quadra F-44, nº 150, Setor Sul Goiania, Goias
Telemat Celular, S.A. (BRAZIL)		9,20%	8,50%	31,06	36,03	-	16,64	-	P.C.	-
Wireless operator
Av. Getúlio Vargas, nº 1,300, Centro, Cuibá, Matogrosso
Telems Celular, S.A. (BRAZIL)		9,26%	8,56%	27,20	26,34	-	11,69	-	P.C.	-
Wireless operator
Av. Alfonso Pena, nº 2,386, Ed Dolor de Andrade, Campo Grrande, Matogrosso Do Sul
Teleron Celular, S.A. (BRAZIL)		9,14%	8,45%	8,76	7,46	-	4,20	-	P.C.	-
Wireless operator
Av. Getúlio Vargas, 1941, Porto Velho, Rondonia
Teacre Celular, S.A. (BRAZIL)		9,24%	8,55%	4,01	4,80	-	2,14	-	P.C.	-
Wireless operator
Rua Minas Gerais, nº 64, Ivete Vargas, Rio Branco-Acre

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Norte Brasil Telecom, S.A. (BRAZIL)		9,40%	8,69%	49,33	4,61	-	4,08	-	P.C.	-
Wireless operator
Travessa Padre Eutíquio, nº 1,226, Barrio Batista Campos, Belém, Para
Tele Centro Oeste IP, S.A. (BRAZIL)		9,40%	8,69%	0,27	(0,68)	-	(0,99)	-	P.C.	-
Wireless operator
AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (3)		100,00%	92,44%	124,56	(3,67)	-	(1,31)	136,64	F.C.	-
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (3)		90,30%	83,47%	94,18	(62,50)	-	(11,88)	101,23	F.C.	-
Provision of wireless and international long distance communications services
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
TCG Holdings, S.A. (GUATEMALA) (1)		100,00%	92,44%	206,68	(0,92)	-	(0,40)	238,54	F.C.	-
Holding company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Centroamérica Guatemala, S.A. (GUATEMALA) (1)		100,00%	92,44%	201,36	(91,81)	-	(21,83)	201,35	F.C.	-
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telescucha, S.A. (GUATEMALA) (1)		100,00%	92,44%	2,49	(1,54)	-	(0,13)	2,49	F.C.	-
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Infraestruc- tura Internacional, S.A. (GUATEMALA)		70,00%	64,71%	0,43	(0,11)	-	(0,04)	0,30	F.C.	-
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)		100,00%	92,44%	423,34	(2.868,33)	-	1.856,63	933,21	F.C.	-
Provision of wireless communications services
Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID
Spiral Investment, B.V. (NETHER- LANDS) (1)		100,00%	92,44%	38,54	(132,39)	-	0,25	42,69	F.C.	-
Strawinskylaan 3105 - 1077ZX - Amsterdam
3G Mobile AG (SWITZER- LAND) (9)		100,00%	92,44%	35,37	(73,99)	-	(4,06)	90,87	F.C.	-
MobiPay España, S.A. (SPAIN)		13,33%	12,32%	15,05	-	-	(5,75)	3,24	E.M.	1,24
Provision of payment services through wireless telephony
Avda. Europa, 20 - Alcobendas - Madrid
Mediaways UK (U.K.)		100,00%	92,44%	-	-	-	-	-	I	-
Solivella Investment, B.V. (NETHER- LANDS) (1)		100,00%	92,44%	880,70	(1.497,29)	-	(55,93)	891,79	F.C.	-
Strawinskylaan 3105 - 1077ZX - Amsterdam
Ipse 2000, S.p.A. (ITALY)		45,59%	42,14%	2.150,00	303,87	-	(2.280,13)	1.218,15	E.M.	79,22
Installation and operation of third-generation wireless communications systems
Piazza dei Capprettari, 70 - Rome

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Group 3G UMTS Holding, GmbH (GERMANY) (1)		57,20%	52,87%	250,03	(10.157,74)	-	0,09	5.540,06	F.C.	-
Network development and provision of third-generation telecommunications services
Lilienthalallee, 40 - Munich
Quam, GmbH (GERMANY) (1)		57,20%	52,87%	250,03	(250,03)	-	(41,49)	-	F.C.	-
Provision of UMTS services
Munich
Opco Mobile Services GmbH (GERMANY) (1)		57,20%	52,87%	0,05	-	-	-	-	F.C.	-
Provision of UMTS services
Munich
Médi Telecom, S.A. (MOROCCO)		32,18%	29,75%	796,97	(551,75)	-	(123,79)	274,65	E.M.	38,62
Provision of wireless communications services
Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Telefónica Móviles Interacciona, S.A. (SPAIN) (1)		100,00%	92,44%	4,00	(56,57)	-	(22,84)	-	F.C.	-
Engineering consultancy services in wireless environments.
Gran Vía, 28 - 28013 Madrid
Terra Mobile Brasil, Ltd. (BRAZIL) (1)		100,00%	92,44%	5,60	(5,61)	-	0,03	7,51	F.C.	-
I.O.Box Deutschland, GmbH (GERMANY) (1)		100,00%	92,44%	0,03	(0,19)	-	0,18	5,86	F.C.	-
Gruppo 3G, SRL (ITALY)		100,00%	92,44%	0,07	(0,01)	-	-	0,10	I	0,10
Via Lepetit, 4 - Milan
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		38,50%	35,59%	13,22	(0,98)	-	(5,30)	5,09	I	5,09
Research, development and commercial operation of wireless services and applications
Avda. Diagonal, 640 - Barcelona
Main Instituto Superior de Tecnología y Empresa, S.L. (SPAIN)		20,00%	18,49%	0,75	(0,74)	-	(0,04)	0,15	I	0,15
Teaching relating to new corporate technologies
Españoleto, 19 - Madrid
Simpay, Ltd. (U.K.)		25,00%	23,11%	-	-	-	-	-	I	-
Wireless means of payment
62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN)		100,00%	92,44%	-	-	-	-	-	I	-
Holding company
José Abascal - Madrid
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)		100,00%	92,44%	0,60	0,01	-	(0,10)	0,64	F.C.	-
Ownership of wireless operators in Puerto Rico
Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Telefónica Móviles USA, Inc. (U.S.A.)		100,00%	92,44%	-	(0,92)	-	(0,08)	0,75	F.C.	-
Telecommunications consultancy services
1221 Brickell Avenue - Miami - Florida

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
TELCA Gestión, S.A. de C.V. (EL SALVADOR)		100,00%	92,44%	0,02	-	-	-	0,02	I	0,02
Management of and counseling on telecommunications services
63 Avda. Sur y Alameda Roosevelt, Torre B nivel 10 - San Salvador
MobiPay Internacional, S.A. (SPAIN)		36,05%	33,32%	32,26	(12,62)	-	(7,90)	12,17	E.M.	4,23
Provision of payment services through wireless telephony
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1)		97,97%	90,56%	184,00	20,16	-	14,68	254,46	F.C.	-
Holding company
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles, S.A.C. (PERU) (1)		97,97%	90,56%	196,25	8,13	-	14,78	-	F.C.	-
Provision of wireless communications services
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)		97,93%	90,53%	141,15	(674,64)	-	56,97	495,79	F.C.	-
Holding company
Ing Huergo 723, piso 17 - Buenos Aires
Telefónica Comunicaciones Personales, S.A. (ARGENTINA) (1)		97,93%	90,53%	144,58	(677,71)	-	57,04	-	F.C.	-
Provision of wireless communications services
Ing Huergo 723, piso 17 - Buenos Aires
Radio Servicios, S.A. (ARGENTINA) (7)		97,92%	90,52%	0,27	(0,31)	-	-	-	I	(0,05)
Inactive company
Ing Huergo 723, piso 17 - Buenos Aires
Radio Móvil Digital Argentina, S.A. (ARGENTINA) (5)		97,92%	90,52%	1,69	(3,21)	-	(0,11)	-	I	(1,62)
Telecommunications under SRCE license (trunking)
Ing Huergo 723, piso 17 - Buenos Aires
Telefónica de Centroamérica, S.L. (SPAIN)) (1) (7)		100,00%	92,44%	0,50	0,01	-	(0,13)	1,33	I	1,33
Inactive company
Gran Vía, nº 28, Madrid
Telefónica Móviles Holding Uruguay, S.A. (URUGUAY) (7)		100,00%	92,44%	0,02	(0,01)	-	-	0,05	I	0,05
Inactive company
Plza de la Independencia 8, planta baja, Montevideo
Telefónica Móviles Uruguay, S.A. (URUGUAY) (7)		100,00%	92,44%	0,02	(0,01)	-	-	-	I	-
Inactive company
Plza de la Independencia 8, planta baja, Montevideo
Paging de Centroamérica, S.A. (GUATEMALA)		100,00%	92,44%	-	-	-	-	-	I	-
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Soporte y Tecnología, S.A. (GUATEMALA)		99,99%	92,43%	-	-	-	-	-	I	-
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	1.483,31	(131,22)	-	(530,03)	998,99	F.C.	-
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	0,05	2,11	-	4,55	-	F.C.	-
Promotion, formation, organization, exploitation, operation and ownership of companies' capital stock.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	99,76	5,27	-	(20,97)	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Baja Celular Servicios Corporativos, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	0,00	0,52	-	(0,05)	-	F.C.	-
Promotion, organization and administration of all manner of civil or mercantile companies
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Tamcel, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	40,24	(6,54)	-	(12,52)	-	F.C.	-
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1)		82,80%	76,54%	14,45	14,09	-	(15,41)	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Movicelular, S.A. de C.V. (MEXICO) (1)		82,80%	76,54%	-	(0,22)	-	0,01	-	F.C.	-
Technical, administrative, consultancy, advisory and supervision services.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Moviservicios, S.A. de C.V. (MEXICO) (1)		82,80%	76,54%	-	0,43	-	0,10	-	F.C.	-
Technical, administrative, consultancy, advisory and supervision services.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Corporativo Integral Comunicación, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	7,04	(7,67)	-	(4,87)	-	F.C.	-
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	25,63	(44,43)	-	(23,22)	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Todo para Celulares, S.A. de C.V. ( MEXICO) (1)		92,00%	85,04%	-	0,07	-	(0,03)	-	F.C.	-
Manufacture, distribution and marketing of wireless handsets and their accessories
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Grupo Corporativo del Norte, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	5,27	(5,07)	-	(15,63)	-	F.C.	-
Acquisition, disposal and custodianship of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Celular de Telefonía, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	12,39	10,83	-	(59,72)	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Soluciones Celulares, S.A. de C.V. ( MEXICO) (1)		92,00%	85,04%	1,86	(0,49)	-	(0,04)	-	F.C.	-
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Enlaces del Norte, S.A. de C.V. (MEXICO) (1)		87,31%	80,71%	0,04	1,97	-	0,72	-	F.C.	-
Acquisition, disposal and custodianship of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (MEXICO) (1)		89,61%	82,83%	0,01	11,00	-	2,46	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	743,70	(886,80)	-	(326,57)	-	F.C.	-
Installation, maintenance and operation of public or private telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	589,38	(821,26)	-	(304,63)	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	10,57	(30,99)	-	(21,15)	-	F.C.	-
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	2,32	(2,08)	-	0,91	-	F.C.	-
Technical professional services for the development of public telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Finanzas, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	-	-	-	-	-	F.C.	-
Obtaining financing and loans and granting loans to commercial partners.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Pegaso Finco I, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	-	-	-	-	-	F.C.	-
Operation of public telecommunications networks and bands of frequencies
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Activos Para Telecomunicación, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	-	-	-	-	-	F.C.	-
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telecomunicaciones Punto a Punto México, S.A. de C.V. (MEXICO) (1)		92,00%	85,04%	-	-	-	-	-	F.C.	-
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120
Telefónica Móviles Soluciones y Aplicaciones, S.A. (1)		100,00%	92,44%	9,16	0,53	-	1,33	9,50	F.C.	-
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	1,84	I	1,83

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Terra Networks, S.A. (SPAIN) (1) (6)	71,97%	3,32%	75,29%	1.202,94	1.690,31	-	(172,71)	3.755,96	F.C.	-
Provision and operation of telecommunications services
Nicaragua, 54 - 08029 Barcelona
Terra Lycos, S.A. (SPAIN)		100,00%	75,29%	0,06	(0,01)	-	-	0,06	F.C.	-
Internet services provider
Paseo de la Castellana, 92 - 28046 Madrid
Terra Lycos Holding, B.V. (NETHERLANDS)		100,00%	75,29%	0,02	-	-	-	0,02	I	0,02
Marketing of software licenses
Koningslaan, 34. 1075 AD Amsterdam
Terra Lycos Intangibles, S.A. (SPAIN) (1)		100,00%	75,29%	0,66	13,42	-	(0,12)	19,29	F.C.	-
Internet services provider
Paseo de la Castellana, 92 - 28046 Madrid
Lycos, Inc. and subsidiaries (U.S.A.) (1) (6)		100,00%	75,29%	1,37	500,60	-	(75,59)	2.799,66	F.C.	-
Internet portal
100 Fifth Avenue, Waltham, Massachusetts
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	63,18	E.M.	63,18
Other holdings		N/A	N/A	N/A	N/A	N/A	N/A	64,11	I	64,11
Terra Networks USA, Inc. and subsidiaries (U.S.A.) (6)		100,00%	75,29%	N/D	N/D	N/D	N/A	67,47	F.C.	-
Internet portal
1201 Brickell Avenue, Suite 700, Miami - Florida 33131
Deremate.com, Inc. (USA)		29,50%	22,21%	N/D	-	-	-	3,98	I	3,98
Internet content and e-commerce
1018 Centre Road, Wilmington - Delaware
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)		100,00%	75,29%	0,01	-	-	-	10,08	F.C.	-
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Corporation Real Time Team, S.L. (SPAIN)		100,00%	75,29%	0,02	N/D	-	N/D	12,40	F.C.	-
Design, advertising and consulting on the Internet
Claudio Coello, 32, 1º ext. - Madrid
UNO-E Bank, S.A. (SPAIN)		33,00%	24,85%	80,32	36,21	-	(5,07)	189,83	I	189,83
On-line banking
Julián Camarillo, 4 Edificio C, 28037 - Madrid
Terra Networks Asociadas, S.L. (SPAIN)		100,00%	75,29%	6,11	6,08	-	(14,52)	61,12	F.C.	-
Portfolio company
Paseo de la Castellana, 92 - 28046 Madrid
Maptel Networks, S.A.U. (SPAIN) (1)		100,00%	75,29%	1,50	(0,68)	-	(0,80)	1,37	F.C.	-
Design of digital cartography
Plaza Santa María Soledad Torres Acosta, 1 5º - 28004 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Ifigenia Plus, S.L. (SPAIN) (1)		100,00%	75,29%	0,14	(1,00)	-	(0,52)	10,11	F.C.	-
Education and cultural portal
Plaza Alonso Martínez, 3 -28004 Madrid
Educaterra, S.L. (SPAIN) (1)		100,00%	75,29%	0,06	(2,19)	-	(1,29)	0,06	F.C.	-
Vertical education Internet portal
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Emplaza, S.A. (SPAIN) (5)		80,00%	60,23%	1,20	(2,15)	-	0,95	6,37	I	-
Intranet development portal
Centro Europa Empresarial, Rozabella 8, 28230 Las Rozas, Madrid
Azeler Automoción, S.A. (SPAIN) (6)		50,00%	37,65%	1,80	0,47	-	(1,09)	5,22	E.M.	0,59
Motoring portal
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) (6)		50,00%	37,65%	9,00	(9,48)	-	(5,89)	7,50	E.M.	-
Travel booking portal
Proción 1 y 3 La Florida - 28023 Madrid
Inversis Networks, S.A. (SPAIN)		9,13%	6,87%	69,05	(10,02)	-	(25,95)	10,09	I	10,09
Telematic and computer systems and applications
C/ Arrastacía, 13 . Polígono de las Mercedes - Madrid
A Tu Hora, S.A. (SPAIN)		50,00%	37,65%	7,18	(3,37)	-	(0,13)	6,59	E.M.	0,00
E-commerce
Isla Graciosa, 7 - San Sebastián de los Reyes - 28700 Madrid
One Travel.com, Inc. (USA) (1) (6)		54,15%	40,77%	0,01	8,05	-	(1,48)	29,64	F.C.	-
Travel booking portal
258 Main Street, 3rd floor - East Greenville
11th Hour Vacations, Inc. (USA)		100,00%	75,29%	N/D	N/D	-	N/D	-	F.C.	-
Travel booking portal
15 Century Drive, Greenville - South Carolina
Iniciativas Residenciales en Internet, S.A. (ATREA) (SPAIN)		50,00%	37,65%	1,42	2,38	-	(2,02)	3,85	E.M.	0,89
Real esate portal
Pº de Recoletos, 10 Ala Norte 1ª pta. - 28001 Madrid
Terra Networks España, S.A. (SPAIN) (4)		100,00%	75,29%	8,12	(404,63)	-	(4,90)	76,47	F.C.	-
ISP and portal
Vía Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Ordenamiento de Links Especializados, S.L. (SPAIN)		100,00%	75,29%	6,00	(7,92)	-	(0,03)	18,03	F.C.	-
Internet browser
Nicaragua, 54 - Barcelona
OLE de Contenidos Interactivos, S.A. (SPAIN) (5)		100,00%	75,29%	0,09	(0,08)	-	-	6,01	F.C.	-
Gathering, preparation and dissemination of information of all kinds
Paseo de la Castellana, 210 - 28046 Madrid

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
ADQ Advertising Quality, S.L. (SPAIN) (5)		100,00%	75,29%	0,01	-	-	-	0,01	I	0,01
Computerized advertising services
Paseo de la Castellana, 210 - 28046 Madrid
Terra Networks LATAM E.T.V.E., S.L. (SPAIN) (1)		100,00%	75,29%	57,10	102,17	-	(48,79)	537,17	F.C.	-
Foreign securities holding and management
Paseo de la Castellana, 92 - 28046 Madrid
Terra Networks Venezuela, S.A. (VENEZUELA) (1)		100,00%	75,29%	1,37	(1,56)	-	(1,32)	20,62	F.C.	-
ISP and portal
Avda. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes - Caracas
Terra Networks Perú, S.A. (PERU) (1)		99,99%	75,28%	2,54	3,02	-	(2,08)	52,80	F.C.	-
ISP and portal
Los Sauces, 374 - Torre Roja - San Isidro - Lima
Terra Networks Mexico Holding, S.A. de C.V. (MEXICO) (1) (6)		100,00%	75,29%	91,20	(81,33)	-	(29,60)	355,46	F.C.	-
Portfolio company
Antonio L. Rodríguez 1884, Monterrey - Nuevo León
Terra Networks Mexico, S.A. de C.V. (MEXICO) (1)		99,99%	75,28%	3,19	20,12	-	(28,44)	(0,93)	F.C.	-
ISP and portal
Col. Santa María Monterrey, Ciudad de Monterrey - Nuevo Leon
Telefónica Interactiva Brasil, Ltda. (BRAZIL) (1) (6)		99,99%	75,28%	534,51	(429,10)	-	(6,08)	359,66	F.C.	-
Portfolio company
Rua de Consolaçao, 247, 6º - Sao Paulo
Terra Networks Brasil, S.A. and subsidiaries (BRAZIL) (1) (6)		100,00%	75,29%	246,37	(213,01)	-	(7,55)	266,43	F.C.	-
ISP and portal
Rua General Joao Manoel, 90 - Porto Alegre - Rio Grande do Sul - Brasil
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99,99%	75,28%	95,18	(57,42)	-	(7,14)	95,18	F.C.	-
Portfolio company
Avda. Vitacura, 2736 - Santiago de Santiago
Terra Networks Chile, S.A. (CHILE) (1)		100,00%	75,28%	39,08	(33,64)	-	(3,05)	69,90	F.C.	-
ISP and portal
Avda. Vitacura, 2736 - Santiago de Santiago
Terra Networks Guatemala, S.A. (GUATEMALA) (1)		100,00%	75,29%	12,22	(9,02)	-	(2,33)	16,36	F.C.	-
ISP and portal
Diagonal, 6 Edificio Las Margaritas II - Guatemala City
Terra Networks El Salvador, S.A. de C.V. (EL SALVADOR) (1)		99,99%	75,28%	1,69	N/D	-	N/D	N/D	F.C.	-
Internet portal
63 Ave. Sur y Alameda Roosvelt, Centro Fin. Gigante Torre de San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99,99%	75,28%	0,03	N/D	N/D	N/D	N/D	F.C.	-
Internet portal
14 Av. Circunvalación N.O. San Pedro Sula-Cortez

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Terra Networks Costa Rica, S.A. (COSTA RICA) (3)		99,99%	75,28%	0,21	N/D	N/D	N/D	N/D	F.C.	-
Internet portal
Escurridabat, Edificio Domus Plaza, 2ª Planta Oficina 2 - San José
Terra Networks Nicaragua, S.A. (NICARAGUA)		99,99%	75,28%	-	N/D	N/D	N/D	N/D	F.C.	-
Internet portal
Terra Networks Panamá, S.A. (PANAMA)		99,99%	75,28%	-	N/D	N/D	N/D	N/D	F.C.	-
Internet portal
Harry Eno y Piloto, Posada Edificio El Educador - Coopeduc - Bethania
Terra Networks Caribe, S.A. (DOMINICAN REPUBLIC) (4)		99,98%	75,28%	1,29	(1,26)	-	(0,28)	-	F.C.	-
Internet portal
Avda. Winston Churchill, Pza. Fernández II, Local 18 B - Ensanche Paraíso - Santo Domingo
Terra Networks Argentina, S.A. (ARGENTINA) (1)		99,99%	75,29%	47,53	(45,70)	-	(2,03)	49,71	F.C.	-
ISP and portal
Avda. Leandro N. Alem., 712 Piso 11 - Buenos Aires
Terra Networks Maroc, S.A.R.L. (MOROCCO)		100,00%	75,29%	0,06	N/D	-	N/D	0,03	I	0,03
Inactive company
332 Boulevard Brahim Roudani - Casablanca
Terra Networks Colombia Holding, S.A. (COLOMBIA) (1) (6)		100,00%	75,29%	(4,69)	-	(4,98)	(3,21)	40,78	F.C.	-
Portfolio company
Avda. 100 nº 7-33 Torre 11 Of.301 - Santa Fé de Bogotá
Terra Networks Colombia , S.A. (La Ciudad.com) (COLOMBIA) (1)		68,00%	51,20%	2,06	(1,25)	-	(1,68)	11,16	F.C.	-
Internet portal
Avda. 100 nº 7-33 Torre 11 Of.301, Santa Fé de Bogotá
Terra Networks Serviços de Acceso a Internet e Trading, Ltd. (PORTUGAL)		100,00%	75,29%	0,01	N/D	-	N/D	0,01	I	0,01
Inactive company
Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Aliança Atlântica Holding B.V. (NETHERLANDS)	50,00%	43,76%	93,76%	40,00	1,00	-	0,80	21,97	F.C.	-
Holder of 5,225,000 Portugal Telecom, S.A. shares
Strawinskylaan 1725, 1077 XX Amsterdam
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (SPAIN) (1)	50,00%		50,00%	5,11	1,68	-	2,77	2,64	E.M.	4,80
Loans and credits (consumer and mortgage loans and commercial transactions)
Pedro Teixeira, 8 - 28020 Madrid
Torre de Collçerola, S.A. (SPAIN) (2)	42,00%		42,00%	12,02	0,56	-	-	5,08	E.M.	5,28
Operation of a telecommunications mast and technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (1)	40,00%	10,00%	50,00%	2,41	(0,78)	(0,23)	0,74	1,45	E.M.	0,95
Development of factoring business
Avda. Paulista, 1106
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (1) (6)	1,13%		1,13%	1.565,97	6.936,51	(862,88)	1.460,34	555,63	E.M.	555,63
Banking
Plaza de San Nicolás, 4 - 48013 Bilbao (Vizcaya)

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Telefónica Publicidad e Información, S.A. (SPAIN) (2) (6)	59,90%		59,90%	18,41	102,45	-	90,06	4,06	F.C.	-
Publishing of directories and advertising in all types of media
Avda. de Manoteras, 12 - 28050 MADRID
Compañía Española de Redes y Nuevos Entornos Tecnológicos, S.L. (SPAIN) (2)		100,00%	59,90%	0,06	0,18	-	(0,18)	0,64	F.C.	-
Construction and refurbishment of buildings. Refurbishments in general.
Claudio Coello, 76 - Madrid
Goodman Business Press, S.A.U. (SPAIN) (2)		100,00%	59,90%	0,66	8,91	-	(0,14)	11,02	F.C.	-
Publishing of technical and professional publications in several industries
Fuerteventura, 21- San Sebastián de los Reyes. Madrid
Buildnet, S.A.U. (SPAIN) (2)		100,00%	59,90%	0,06	0,04	-	(0,05)	0,35	F.C.	-
Creation, development, management and provision of on-line information services
Claudio Coello, 76 - Madrid
Adquira Spain, S.A. (SPAIN) (2)		20,00%	11,98%	0,45	18,22	-	(5,76)	3,17	E.M.	2,58
E-commerce
Goya, 4, 4ª planta - Madrid
Telefónica Publicidad e Información Internacional, S.A.U. (SPAIN) (2)		100,00%	59,90%	49,34	(0,13)	-	(0,37)	49,34	F.C.	-
Holding company
Avda. de Manoteras, 12 - 28050 MADRID
Directories Holding, B.V. (NETHERLANDS)		100,00%	59,90%	0,02	13,14	-	(0,02)	47,58	F.C.	-
Holding company
Drentestraat 24 BG 1083 HK - Amsterdam
Publiguías Holding, S.A. (CHILE) (2)		100,00%	59,90%	13,73	(3,92)	-	2,53	13,20	F.C.	-
Holding company
Avda. Santa María 0792 - Providencia - Santiago de Chile
Urge Chile, S.A. (CHILE) (2)		100,00%	59,90%	0,09	(0,04)	-	(0,33)	0,07	F.C.	-
Construction and upkeep of buildings. Refurbishment work in general
Moneda 970, piso 12 - Santiago de Chile
Impresora y Comercial Publiguías, S.A. (CHILE) (2)		51,00%	34,48%	4,93	22,68	-	13,35	11,87	F.C.	-
Telephone directory and related products and telephone files business
Avda. Santa María 0792 - Providencia - Santiago de Chile
Other holdings		N/A	N/A	N/A	N/A	-	N/A	0,18	I	0,18
Telefónica Publicidad e Información Perú, S.A.C. (PERU) (2)		100,00%	59,90%	2,34	(1,42)	-	3,94	22,36	F.C.	-
Publishing of Peruvian market directories
Paseo República, 3755 San Isidro, Lima
Telefónica Publicidade e Informaçao, Ltda. (BRAZIL) (2)		100,00%	59,90%	54,54	(50,70)	-	(4,53)	64,02	F.C.	-
Publishing of directories and advertising in the states of Sao Paulo and Rio Grande do Sul
Rua Gomes de Carvalho, 1507 Vila Olimpia, Sao Paulo - Brasil
11888 Servicio Consulta Telefónica, S.A. (SPAIN) (2)		100,00%	59,90%	0,06	-	-	0,46	0,06	F.C.	-
Provision of wireline public telephone and directory enquiry service
Avda. de Manoteras, 12 - 28050 MADRID

(*) Companies filing consolidated corporate income tax returns in 2002.
(**) Companies filing consolidated corporate income tax returns in 2003.

	% of Ownership			CAPITAL
	DIRECT	INDIRECT	TELEFÓNICA GROUP		RESERVES	INTERIM DIVIDEND	INCOME (LOSS)	GROSS BOOK VALUE	CONSOLI- DATION METHOD	VALUE IN CONSOLI- DATION (10)
Guia Local Network, S.A. (BRAZIL) (2)		20,00%	11,98%	3,70	-	-	-	1,57	I	1,57
City guide Internet portal
Avda. Das Americas, 500 Bl. 6A - Rio de Janeiro
Euredit, S.A. (FRANCE) (2)		5,00%	2,99%	N/D	N/D	-	N/D	0,23	I	0,23
Publication of European yearbooks
Avda. Friedland, 9 - 75008 París (*)
Sistemas Técnicos de Loterías del Estado, S.A. (SPAIN) (2)	31,75%		31,75%	12,02	52,66	-	12,94	3,82	E.M.	23,50
Operation of a gaming terminal system for the Spanish State Gaming Organization
Manuel Tovar, 9 - 28034 Madrid
Amper, S.A. (SPAIN) (1) (6)	6,10%		6,10%	27,91	33,47	-	(7,93)	11,83	E.M.	3,26
Development, manufacture and repair of telecommunications systems and equipment and related components
Torrelaguna, 75 - 28027 Madrid
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1)	3,74%	0,95%	4,70%	1.254,29	1.753,51	-	348,96	361,59	E.M.	158,58
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
I-CO Global Communications (HOLDINGS) Limited (U.K.)	N/D		N/D	N/D	N/D		N/D	6,03	I	6,03
Other holdings	N/A	N/A	N/A	N/A	N/A		N/A	0,78	I	0,78

		TOTAL VALUE IN CONSOLIDATION, ASSOCIATED COMPANIES (Note 8)								1.507,40
		TOTAL VALUE IN CONSOLIDATION, INVESTEES (Note 8)								492,37

(1) Company audited by Deloitte & Touche. In Spain Deloitte & Touche Spain, S.L.	F.C. Fully consolidated companies.					(5) Company audited by Hugo Bottino.
(2) Company audited by PriceWaterhouseCoopers.	P.C. Proportionally consolidated companies.					(6) Consolidated figures.
(3) Company audited by K.P.M.G. Peat Marwick.	E.M. Companies accounted for by the equity method.					(7) Inactive company.
(4) Company audited by B.D.O. Audiberia.	I. Investees					(8) Company in liquidation.
Amounts in foreign currencies: M=millions and m= thousands.	N/D No data.					(9) Company audited by Treureva.
Provisional figures for associated companies and	N/A Not available					(10) This value relates to the contribution to the Telefónica Group and not to the subgroups to which the contributing companies belong.
investees.
Financial information obtained from the financial statements, if any, prepared by the company.

EXHIBIT II

The variations in the scope of consolidation in the years ended December 31, 2003 and 2002, were as follows:

2003

The variations in the scope of consolidation in the year ended December 31, 2003, were as follows:

Telefónica

In July Telefónica, S.A. concluded the tender offer for Terra Networks, S.A. shares by acquiring 202,092,043 of this company’s shares for €5.25 per share, which represented 33.6% of its total capital stock. Following this transaction, Telefónica’s direct holding in Terra was 71.97%. In December the Telefónica Group’s effective holding in the Terra Group was increased to 75.29%, as described below. The company continues to be fully consolidated in the Telefónica Group.

In February Telefónica, S.A. acquired 9,669 shares of the Dutch subsidiary Endemol Entertainment Holding, N.V. for €0.34 million. Following this transaction, the Telefónica Group’s holding in this Dutch company, which continues to be fully consolidated in the Telefónica Group, increased to 99.49%.

On January 7, 2003, Telefónica, S.A. and its subsidiary Telefónica de Contenidos exercised vis-à-vis Banco Santander Central Hispano, S.A. call options on 19,532,625 shares of Antena 3 de Televisión, S.A., representing 11.719% of its capital stock, which were acquired by the Group company Corporación Admira Media. Following this acquisition, the Telefónica Group owned 59.24% of the capital stock of Antena 3 de Televisión.

Subsequently, in 2003 the Telefónica Group began a process of divesting its holding in this investee, which commenced on April 30, 2003, with the acceptance of the bid of €364 million made by the Planeta Group for 25.1% of the capital stock of Antena 3 de Televisión. This sale was subject to the condition subsequent, already fulfilled, that the shares of Antena 3 de Televisión were admitted to listing on the Spanish Stock Exchange.

Also, as indicated in Note 11, on April 11, 2003, the Stockholders’ Meeting of Telefónica, S.A. approved the distribution of shares representing 30% of the capital stock of Antena 3 de Televisión as a dividend in kind for its stockholders, which took place in October after this company had been admitted to listing on the Stock Exchange, as mentioned above. Lastly, in October and November Telefónica, S.A. sold on the stock market all the remaining shares of the above-mentioned company owned by it (2,928,893 shares) for €95.72 million.

These transactions carried out in 2003, which entailed the divestment of the Telefónica Group’s holding in Antena 3 de Televisión, S.A., gave rise to a gain of €392.29 million (see Note 8). The company, which was accounted for by the equity method in 2002, was fully consolidated in the first six months of 2003 and was subsequently excluded from the scope of consolidation.

In January the Mexican company Fisatel Mexico, S.A. de C.V. was formed with an initial capital stock of MXP 5 million, comprising 500 shares of MXP 100 each. Subsequently, this company increased its capital stock by MXP 4.95 million. The Telefónica Group subscribed all the shares of the new company, which was fully consolidated in the Telefónica Group.

Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., formed Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. in April and Fonditel Valores, Agencia de Valores, S.A. in May and subscribed all their shares for €1.5 million and €3 million, respectively. Both companies were fully consolidated in the Telefónica Group.

In January Telefónica, S.A. acquired 376,000 shares of the subsidiary Telefónica Móviles, S.A. for €2.43 million. Following this acquisition, the Telefónica Group’s new percentage of ownership was 92.44. This subsidiary continues to be fully consolidated in the Telefónica Group.

Telefónica, S.A. sold all the shares of its wholly-owned investee Playa de Madrid, S.A. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from the scope of consolidation.

The following companies were fully consolidated in the Telefónica Group’s consolidated financial statements: Pléyade Argentina, S.A., Pléyade Perú Corredores de Seguros, S.A.C., TGP Brasil Corretora de Seguros e Resseguros, Ltda. and Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V. These companies are all subsidiaries of Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A.

Telefónica Ingeniería de Seguridad, S.A., a wholly-owned subsidiary of the Telefónica Group, participated in the incorporation of Telefónica Ingeniería de Seguridad México, S.A. de C.V. by paying €0.34 million to subscribe 65% of the new company’s capital stock. This company was fully consolidated in the Telefónica Group’s consolidated financial statements.

Pursuant to the Strategic Alliance Framework Agreement entered into on February 11, 2000, by Telefónica and Banco Bilbao Vizcaya, S.A. (BBVA), the Telefónica Group subsidiary located in the Netherlands, Atento N.V., increased capital several times in November in order to include the BBVA Group in its stockholder structure through the BBVA Group subsidiary General de Participaciones Empresariales, S.L. As a result of these transactions, the capital stock and additional paid-in capital of Atento N.V. increased by €20.76 million. Telefónica, S.A. subscribed and paid in cash €20 million of this amount. The BBVA Group subscribed and paid in cash €4 thousand and delivered the remaining €0.76 million through a nonmonetary contribution of all the shares of Procesos Operativos, S.A. The inclusion of the BBVA Group in the stockholder structure of Atento N.V. reduced Telefónica, S.A.’s holding in the latter from 100% to the 91.35% it currently holds. Atento N.V. continues to be fully consolidated in the Telefónica Group and Procesos Operativos, S.A. was fully consolidated in the Telefónica Group for the first time.

In December the wholly-owned subsidiary Telefónica Consultora y Servicios, S.A. was absorbed by its parent company Telefónica Consultora de Proyectos, S.A. Subsequently, also in December, Telefónica Consultora de Proyectos, S.A., a wholly owned subsidiary of Telefónica, S.A., was dissolved and liquidated. Consequently, both companies, which had been fully consolidated in the Telefónica Group, were excluded from consolidation.

Also, in December the following wholly-owned subsidiaries of the Telefónica Group were dissolved and liquidated: Urbana Ibérica, S.A., the U.S. company Telefónica North America, Inc. and the Dutch company Emergia Holding, N.V. All these companies, which had been fully consolidated in the Telefónica Group, were excluded from the scope of consolidation.

Telefónica Móviles Group

On April 25, 2003, Telesp Celular Participaçoes, S.A. (TCP), which is 65.12%-owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A. (TCO), representing 20.37% of the latter’s total capital stock, for 1,505.5 million reais.

In October 2003, pursuant to Brazilian legislation, TCP launched a tender offer for TCO’s remaining common voting stock held by minority stockholders. The acceptance period of the tender offer ended on November 18, 2003, and resulted in the acquisition by TCP of 74.23% of the shares at which the offer was targeted, which means that together with the shares it already owned, TCP’s holding in TCO amounted to 86.58% of the common shares (90.73% excluding the treasury stock owned by TCO) which represent 28.87% of its total capital stock (29.31% excluding the treasury stock). TCP paid 538.8 million reais for this additional ownership interest. TCP is consolidated in the consolidated financial statements of Brasilcel, which, in turn, is proportionally consolidated in the Telefónica Group.

Although TCP had announced its intention to perform an exchange of TCO’s shares whereby it would become its sole stockholder, the exchange was cancelled on January 12, 2004, as a result of the opinion issued by the Brazilian Securities Market Commission (CVM) which, for the Board of Directors of TCP and TCO, made it advisable to cancel the process.

Telefónica Móviles, S.A. acquired a 20% holding in the Spanish company Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.) from Terra Networks, S.A.; following this transaction, it was this company’s sole stockholder. The Telefónica Group’s effective holding in this company increased from 81.66% to 92.44% and it continues to be fully consolidated in the Telefónica Group. Subsequently, on June 24, 2003, Termespa, S.A. was merged by absorption into Telefónica Móviles Interacciona, S.A.

On July 29, 2003, Médi Telecom, S.A. increased capital. The Telefónica Móviles Group increased its percentage of ownership in this company, which continues to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements, from 31.34% to it current 32.18% by disbursing €21.23 million.

In September Telefónica Móviles, S.A. incorporated Telefónica Móviles Puerto Rico, Inc. with an initial capital stock of €40 thousand. This company was fully consolidated in the Telefónica Group.

On December 23, 2003, Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter acquired all the shares of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España which holds a UMTS license. The selling price of the company amounted to €13.65 million. The company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from consolidation.

Telefónica de Contenidos Group

Telefónica de Contenidos, S.A. sold all of the shares of the Spanish company Famosos, Artistas, Músicos y Actores, S.A.U. (FAMA), giving rise to a loss of €1.06 million for the Telefónica Group. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements in 2002, was excluded from the scope of consolidation.

The Dutch company Fieldy, B.V. and the U.S. company Líderes Entertainment Group, Inc. which are owned 51% and 49%, respectively, by Telefónica de Contenidos, were accounted for by the equity method in the Telefónica Group’s consolidated financial statements on the basis of management criteria.

As part of the merger of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., in the first half of 2003 Telefónica de Contenidos, S.A. acquired shares representing 12.63% of the capital stock of Distribuidora de Televisión Digital, S.A. (Vía Digital) for €165.6 million. Also, debentures amounting to €164.3 million were converted into shares and capital was subsequently increased by €949.84 million. As a result of these transactions, the holding of Telefónica de Contenidos in Vía Digital prior to its merger with Sogecable, S.A. was 96.64%.

On July 2, 2003, Telefónica de Contenidos, S.A.U. subscribed to the capital increase performed by Sogecable, S.A., by contributing the shares of Vía Digital owned by it. As a result of this transaction, the Telefónica Group acquired 28,008,149 shares in the capital increase, which represent a 22.228% holding in the capital stock of Sogecable. Vía Digital, which had been accounted for by the equity method in 2002, was excluded from consolidation. In October Telefónica, S.A. acquired 2,020,000 shares of Sogecable, S.A. for €41.91 million and, as a result, the Telefónica Group’s holding amounted to 23.83% of the capital stock. These transactions gave rise to consolidation goodwill of €607.23 million. Sogecable, S.A. is accounted for by the equity method in the Telefónica Group.

Also, as a result of the financing granted to Sogecable, S.A. in 2003 in the form of a subordinated loan (see Note 8), Telefónica de Contenidos was assigned 1,241,990 warrants on Sogecable shares for its participation in this loan. The “Other Investments” caption includes the value of these warrants, amounting to €11.22 million.

On July 16, as part of the process to integrate the digital platforms, Gestora de Medios Audiovisuales Fútbol, S.L. sold its holding in 40% of the capital stock of Audiovisual Sport, S.L. to Gestión de Derechos Audiovisuales y Deportivos, S.A., a Sogecable Group company. The company, which had been accounted for by the equity method in the Telefónica Group, was excluded from the Group’s consolidated financial statements.

On July 21 Telefónica de Contenidos, S.A. sold its 47.5% holding in Tick, Tack, Ticket, S.A. The holding was transferred in the same transaction as another holding of the same percentage owned by Banco Bilbao Vizcaya Argentaria, S.A. The sale gave rise to a book loss of €0.13 million for the Telefónica Group.

On November 13, 2003, Telefónica de Contenidos, S.A. sold its holding in Euroleague Marketing, S.L. to Sogecable, S.A.

On December 22, 2003, the liquidation of Interocio Games, S.A., a 50%-owned investee of Telefónica de Contenidos, was formalized. This company, which in 2002 had been accounted for by the equity method in the Telefónica Group's consolidated financial statements, was excluded from the scope of consolidation.

T.P.I. Group

In January the TPI Group incorporated the Spanish company 11888 Servicio Consulta Telefónica, S.A. with an initial capital stock of €60.20 thousand. The company was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July the Brazilian company Telefónica Publicidade e Informaçao, Ltda., an investee of Telefónica Publicidad e Información, S.A. and Telefónica Internacional, S.A., simultaneously reduced and increased capital. Telefónica Publicidad e Información, S.A. subscribed and paid for all the securities in the capital increase and became the company’s sole stockholder. The Telefónica Group diluted its effective holding in the company from 79.55% to 59.90%. The company continues to be fully consolidated in the Telefónica Group.

In September Buildnet, S.A. simultaneously reduced and increased capital, giving it a capital stock of €61 thousand, which was fully subscribed and paid by the subsidiary of Telefónica Publicidad e Información, S.A., Goodman Business Press, S.A. Through this transaction, the Telefónica Group’s holding in this company increased from 58.46% to its current 59.90%. This company continues to be fully consolidated in the Telefónica Group.

Telefónica Datacorp Group

In October Telefónica DataCorp, S.A. acquired all the shares comprising Telefónica, S.A.’s 99.9% holding in the U.S. company Katalyx, Inc. This company continues to be fully consolidated in the Telefónica Group.

Also, in October Telefónica DataCorp, S.A. sold its 34% holding in Atlanet for €24.79 million, giving rise to a loss of €25.78 million. The company, which had been accounted for by the equity method in 2002, was excluded from the scope of consolidation.

The U.S. companies Katalyx Food Service, Llc., Katalyx Sip, Llc, Katalyx Cataloguing, Inc. and Katalyx Construction, Inc., which are all wholly-owned subsidiaries of Katalyx, Inc., were liquidated. These companies, which had been fully consolidated in the Telefónica Group in 2002, were excluded from the scope of consolidation.

Telefónica Data Colombia, S.A. increased its capital stock in May so as to include a new stockholder in its stockholder structure. Consequently, the Telefónica Group’s holding in this company, which continues to be fully consolidated, decreased from 100% to 65%.

In June Telefónica Soluciones de Informática y Comunicaciones de España, S.A. (formerly Telefónica Sistemas, S.A.), a wholly-owned subsidiary of Telefónica Datacorp, S.A., acquired all the shares of the Spanish company Telefónica Mobile Solutions, S.A. from Telefónica Móviles, S.A. for €1.13 million. As a result of this transaction, the Telefónica Group’s effective holding in this company, which continues to be fully consolidated in the Telefónica Group, increased from 92.43% to 100%.

In June Telefónica Data Argentina, S.A., a 97.92%-owned subsidiary of Telefónica Datacorp, S.A., acquired the 20% holding in the Argentine company Tyssa, Telecomunicaciones y Sistemas, S.A. owned by the Telefónica Internacional Group, as a result of which Telefónica Data Argentina gained control over all of Tyssa’s shares. Following this transaction, the Telefónica Group’s effective holding in this company decreased from 98.34% to 97.92%. Subsequently, in September Tyssa was absorbed by its parent company.

Terra Group

In December Terra Networks, S.A. acquired 26,525,732 shares owned by Citibank N.A., as the agent bank for the company’s stock option plan assumed as a result of the acquisition of Lycos, Inc. Terra Networks, S.A. continues to guarantee the coverage of the employee stock option plan with the shares now held as treasury stock. As a result of this transaction, the Telefónica Group increased its effective percentage of ownership from 71.97% to 75.29% as of December 31, 2003. The company continues to be fully consolidated in the Telefónica Group.

The subsidiaries Terra Networks Uruguay, S.A. (wholly-owned by the Terra Group), Terra Global Management, Inc. (wholly-owned), Bumeran Participaciones, S.L. (84.2%-owned) and Emplaza, S.A. (80%-owned), which had been fully consolidated in the Telefónica Group in 2002, were excluded from the scope of consolidation. These companies are being liquidated or dissolved.

The Terra Group increased its holding in the capital stock of the U.S. company One Travel.com, Inc. by 15.08% to 54.15%, for which it disbursed €3.3 million. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements in 2002, was fully consolidated from April 2003.

In January 2003 an agreement was entered into with BBVA to integrate Uno-e Bank, S.A. in the consumer finance line of business of Finanzia, Banco de Crédito, S.A. Subsequently, at the Special Stockholders’ Meeting of Uno-e Bank, S.A. on April 23, 2003, Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (a wholly-owned investee of BBVA) through the nonmonetary contribution of its consumer finance line of business. As a result of the above-mentioned transaction, the holding of Terra Networks, S.A. in Uno-e Bank, S.A. decreased from 49% at 2002 year-end to 33%, and the bank was excluded from the scope of consolidation of the Telefónica Group.

Atento Group

On May 23, 2003, Atento Teleservicios España, S.A. subscribed and paid all the shares of the new company Atento Servicios Técnicos y Consultoría, S.L., comprising 3,006 shares of €1 par value each. This company was fully consolidated in the Telefónica Group.

On July 3, 2003, Atento Teleservicios España, S.A. subscribed and paid all the shares of the new company Servicios Integrales de Asistencia y Atención, S.L., comprising 3,006 shares of €1 par value each. This company was fully consolidated in the Telefónica Group.

Atento North America, Inc., a wholly-owned subsidiary of Atento Holding, Inc., was excluded from the Telefónica Group’s scope of consolidation because it was liquidated on January 1, 2003.

On April 14, 2003, Atento Teleservicios España, S.A. absorbed its wholly-owned subsidiary Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A., which was excluded from the scope of consolidation.

In June the Atento Group sold 70% of the shares of Atento Pasona, Inc. owned by it. This company, which had been fully consolidated in the Telefónica Group in 2002, was excluded from the scope of consolidation.

Atento Asia Pacific, Inc., which had been fully consolidated in the Telefónica Group in 2002, was excluded from the scope of consolidation because it was liquidated on October 21, 2003.

On December 1, 2003, Atento Teleservicios España, S.A. acquired all the shares of Leader Line, S.A., which was fully consolidated in the Telefónica Group.

Telefónica de España Group

Continuing with the restructuring of its corporate group, Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., absorbed the following local operators: Telefónica Cable Madrid, S.A., Telefónica Cable Ceuta, S.A., Telefónica Cable Melilla, S.A., Telefónica Cable Aragón, S.A., Telefónica Cable Catalunya, S.A., Telefónica Cable Castilla y León, S.A., Telefónica Cable Euskadi, S.A., Telefónica Cable Cantabria, S.A., Telefónica Cable Murcia, S.A., Telefónica Cable Andalucía, S.A., Telefónica Cable La Rioja, S.A. and Telefónica Cable Navarra, S.A. All of these companies, which had been fully consolidated in the Telefónica Group, were excluded from the scope of consolidation in 2003.

With the acquisition of 17% of the capital stock of Telefónica Cable Extremadura, S.A. for €0.10 million, the Telefónica Group became the sole stockholder of this company, which continues to be fully consolidated in the Telefónica Group.

1.18% of the capital stock of Inmarsat Venture, plc., relating to an investment which had been recorded under the “Other Investments” caption, was sold for €14.12 million.

Telefónica Internacional Group

As a result of the retirement of treasury stock by the U.S. company Infonet Services Corporation in 2003, the Telefónica Internacional Group increased its holding in this company from 14.32% to 14.53%. This company continues to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

On September 1, 2003, Compañía de Telecomunicaciones de Chile S.A., a 43.64%-owned subsidiary of Telefónica Internacional, S.A., sold all the shares of Compañía de Telecomunicaciones de Chile S.A – Isapre, S.A. owned by it, giving rise to a loss of €0.29 million for the Telefónica Group. This company, which had been fully consolidated in the Telefónica Group’s consolidated financial statements, was excluded from the scope of consolidation.

On July 29, 2003, Telefónica Empresas CTC Chile, S.A. was notified of the decision of Inversiones Santa Isabel Limitada to bring forward and exercise its purchase option on the remaining 35% of the capital stock of Sonda, S.A. This transaction gave rise to a loss of €11.14 million for the Telefónica Group. The company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was excluded from the scope of consolidation.

2002

The variations in the scope of consolidation in the year ended December 31, 2002, were as follows:

Telefónica

In March 2002, under the last part of the agreement entered into between Telefónica, S.A. and Iberdrola, S.A. for the acquisition by the former of all the holdings which the Iberdrola Group owned in the Brazilian operators in which the two companies were direct or indirect stockholders, Telefónica, S.A. acquired a 3.38% holding in Tele Leste Celular Participaçoes, S.A. in exchange for 799,411 Telefónica, S.A. shares.

Following completion of the acquisition by Telefónica, S.A. of the aforementioned holdings owned by the Iberdrola Group, in May 2002 Telefónica, S.A. contributed to its subsidiary Telefónica Móviles, S.A. the shares of the following Brazilian companies owned by it, which accounted for 7% of the capital stock of TBS Celular Participaçoes, S.A. and Sudestecel Participaçoes, S.A., in addition to holdings of 3.38% in Tele Leste Celular Participaçoes, S.A. and of 62.02% in Iberoleste Participaçoes, S.A. In exchange, Telefónica, S.A. received all the news shares issued (26,801,494 new shares of €0.5 par value each) by the subsidiary in the two capital increases carried out in that month. Also in relation to the Iberdrola Group’s investments, Telefónica sold to its subsidiary Telefónica Móviles, S.A. 0.66% of the capital stock of Celular CRT Participaçoes, S.A. for €11.54 million.

Following this transaction, at 2002 year-end the Telefónica Group owned the following direct and indirect holdings in these Brazilian companies: 40.91% in TBS Celular Participaçoes, S.A., 83.56% in Sudestecel Participaçoes, S.A., 27.71% in Tele Leste Celular Participaçoes, S.A. and all the shares of Iberoleste Participaçoes, S.A. All these companies and Celular CRT Participaçoes, S.A. were fully consolidated in the Telefónica Group’s consolidated financial statements (Tele Leste Celular Participaçoes, S.A. had been accounted for by the equity method in the Telefónica Group’s 2001 consolidated financial statements) through December 31, 2002, the date on which their respective balance sheets were proportionally consolidated through the joint venture Brasilcel, N.V. (see section on Telefónica Móviles).

In 2002 Telefónica, S.A. sold to Telefónica Internacional, S.A. 64,673 common shares of Telecomunicaçoes de São Paulo, S.A., 189,278.445 “quotas” of SP Telecomunicaçoes Holding, Ltda. and 2,669,724,381 common shares and 834,622,796 preferred shares of Telefónica Data Brasil Holding, S.A., which it had acquired in 2001 from the Iberdrola Group for their book value. All these companies continued to be fully consolidated in the Telefónica Group’s 2002 consolidated financial statements.

In January 2002 Telefónica, S.A. acquired 50,000 shares of Endemol Entertainment Holding, N.V. (Endemol) for €2 million. Following this acquisition, the Telefónica Group owned a holding of 99.47% in Endemol, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In January 2002 Telefónica, S.A. acquired 50,000 shares of Telefónica Móviles, S.A. for €0.41 million. Following this acquisition and the above-mentioned contributions, at 2002 year-end the Telefónica Group owned a direct and indirect holding of 92.43% in Telefónica Móviles, S.A., which continued to be fully consolidated in the Telefónica Group.

In February 2002 Telefónica, S.A. participated in the incorporation of the Brazilian company Telefónica Factoring do Brasil, S.A. and subscribed and paid 40% of this company’s initial capital stock for €0.96 million. This company was accounted for by the equity method in the Telefónica Group’s 2002 consolidated financial statements.

In January 2002 Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.), a wholly-owned subsidiary of Telefónica, S.A., increased capital by €1.92 million, which was subscribed and paid in full by the Parent Company. Subsequently, in June 2002 Zeleris Soluciones Integrales, S.L., a wholly-owned subsidiary of Telefónica, S.A., increased capital by €0.82 million, which was subscribed and paid in full by Telefónica, S.A. through the nonmonetary contribution of Zeleris España, S.A. Both companies continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2002 Telefónica acquired 717,465 shares of the subsidiary Terra Networks, S.A. for €5.53 million, bringing the Telefónica Group’s direct and indirect holding in this company, which continued to be fully consolidated, to 38.58% at 2002 year-end.

On May 31, 2002, the Dutch company Atento N.V. was incorporated through the nonmonetary contribution of all the shares of the U.S. company Atento Holding Inc. The new company, which is a wholly-owned investee of Telefónica, S.A., was fully consolidated in the Telefónica Group.

In 2002 the following subsidiaries were fully consolidated for the first time in the Telefónica Group:

- Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (Mexico)

- Telefónica Gestión de Servicios Compartidos, S.A.C. (Peru)

- Telefônica Gestao de Serviços Compartilhados do Brasil, Ltda. (Brazil)

- Telefónica Gestión de Servicios Compartidos, S.A. (Argentina)

In January 2002 Telefónica, S.A. incorporated the wholly-owned subsidiary Telefónica Capital, S.A. and paid this company’s initial capital stock (€6 million) in full. Subsequently, Telefónica Capital increased capital by €1 million with additional paid-in capital of €38.01 million, all of which was subscribed and paid by its sole stockholder Telefónica, S.A. through the nonmonetary contribution of 201,682 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. representing 77.22% of this company’s capital stock. Telefónica Capital, S.A. was fully consolidated in the Telefónica Group’s 2002 consolidated financial statements.

In December 2002 Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A. for €6.14 million. Also, Telefónica, S.A.’s wholly-owned subsidiary Seguros de Vida y Pensiones Antares, S.A., which owned 9,881 shares of Fonditel, sold these shares to Telefónica Capital for €2.11 million. As a result of these transactions, the Telefónica Group’s direct and indirect holding in Fonditel decreased from 81% in 2001 to 70% in 2002. The company continued to be fully consolidated in the Telefónica Group.

In December 2002 Telefónica acquired from its Luxembourg subsidiary Casiopea Reaseguradora, S.A. 110,000 shares of Seguros de Vida y Pensiones Antares, S.A. for €59.63 million. Following this transaction, the Telefónica Group continued to own all the capital stock of this company, which continued to be fully consolidated in the Telefónica Group.

In November 2002 Telefónica, S.A. acquired Gran Vía Media, S.L. from its wholly-owned subsidiary Telefónica de Contenidos, S.A. Gran Vía Media, S.L. changed its corporate name to Lotca Servicios Integrales, S.L. In December 2002 Lotca increased capital by 16,920 shares of €1 par value each, which the Telefónica Group subscribed in full through a nonmonetary contribution. Lotca was fully consolidated for the first time in the Telefónica Group in 2002.

In December 2002, by virtue of its agreements with the Tyco Group, Telefónica, S.A. acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V. for €47.09 million. The Telefónica Group thereby became the sole stockholder of this company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

The Uruguayan company Emergia, S.A. increased capital in December 2002 by US$ 500 million. Telefónica subscribed and paid the capital increase in full by converting loans to this company into capital. Following this transaction, the Telefónica Group directly or indirectly owned all the shares of this Uruguayan company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Grupo Admira Media, S.A. and Telefónica Internet, S.A., both of which were wholly-owned subsidiaries of Telefónica, S.A., changed their corporate names in 2002 to Telefónica de Contenidos, S.A. and Corporación Admira Media, S.A., respectively.

In 2002 the U.S. company Katalyx, Inc. increased capital by US$ 124 million, which Telefónica, S.A. subscribed in full and paid through the conversion of loans to this company into capital. As a result of this transaction, Telefónica b2b Inc., the former sole stockholder of Katalyx, Inc., had a 0.1% holding, with Telefónica from then onwards owning the remaining 99.9% of the capital stock of Katalyx, Inc., which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

In 2002 Telefónica Europe, B.V., a wholly-owned investee of Telefónica, S.A., formed Telefónica Finance USA, L.L.C., which issued preferred shares amounting to €2,000 million. As a result, as of December 31, 2002, the Telefónica Group had a 0.01% holding in and held all the voting rights at Telefónica Finance USA, L.L.C.

Telefónica Datacorp Group

In January 2002 Telefónica DataCorp, S.A. acquired all the shares of the German company HighwayOne Germany, GmbH for €1.38 million. Subsequently, the German company increased capital by €2.57 million with additional paid-in capital of €634.5 million, which was subscribed and paid in full by the Telefónica Group. As part of the reorganization of the Telefónica Group by business line, HighwayOne Germany, GmbH acquired for their market price from Telefónica all the shares of MediaWays, GmbH and subsequently merged with this company. Lastly, the German company changed its corporate name to Telefónica Deutschland, which was fully consolidated in the Telefónica Group.

In July 2002 the holding in the Austrian company European Telecom International, GmbH, a wholly-owned subsidiary of Telefónica Datacorp, S.A.U., was sold, giving rise to a loss for the Telefónica Group of €38.79 million. This company was excluded from the scope of consolidation of the Telefónica Group.

The Uruguayan company Telefónica Data Uruguay, S.A., which had been fully consolidated, was sold in November 2002, giving rise to a loss of €2.28 million. Accordingly, it was excluded from the scope of consolidation of the Telefónica Group.

Also, in September 2002 Telefónica Datacorp, S.A. acquired all the shares of Telefónica Data México, S.A. de C.V. held by its minority stockholders for €5.16 million. Following this transaction, Telefónica Datacorp owned all the shares of Telefónica Data México, S.A. de C.V., which continued to be fully consolidated in the Telefónica Group.

The Datacorp Group, through its subsidiary Telefónica Data de Brasil Ltd., subscribed to the capital increase carried out by Telefónica Data Brasil Holding, S.A., contributing the loans previously granted amounting to 482,9 million reais, and thereby increased the Telefónica Group’s holding in this company from 87.48% to 93.98%.

The 34%-owned investee of Telefónica Datacorp, S.A., the Italian company Atlanet, S.A., which through June 30, 2002, had been fully consolidated, was from that date accounted for by the equity method because it no longer fulfilled the management control requirements for full consolidation.

On July 2, 2002, Telefónica Data España, S.A., a wholly-owned investee of Telefónica Datacorp, S.A., sold 24% of the holding owned by it in Gestión del Conocimiento, S.A., giving rise to a gain of €58 thousand. This company, which had been accounted for by the equity method in the consolidated financial statements of the Telefónica Group, was excluded from consolidation.

Also, in July 2002 Telefónica Data España, S.A. acquired a 33.33% holding in Servicios On Line para Usuarios Múltiples, S.A. (Solium) for €0.7 million. This company was accounted for by the equity method in the consolidated financial statements of the Telefónica Group.

In November 2002 the Telefónica Datacorp Group acquired 15% of the capital stock of Agencia de Certificación Electrónica, S.A. for €3. As a result of this acquisition, the Telefónica Group became the sole stockholder of this company, which continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Telefónica de España Group

In 2002 Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., made the following acquisitions:

- 22% of the capital stock of Telefónica Cable Extremadura, S.A.

- 10% of the capital stock of Telefónica Cable Catalunya, S.A.

- 10% of the capital stock of Telefónica Cable Madrid, S.A.

- 11% of the capital stock of Telefónica Cable Navarra, S.A.

- 15% of the capital stock of Telefónica Cable Galicia, S.A.

- 27 % of the capital stock of Telefónica Cable Andalucía, S.A.

- 49% of the capital stock of Sociedad General de Cablevisión Canarias, S.A.

- 49% of the capital stock of Telefónica Cable Castilla y León, S.A.

Following these acquisitions, Telefónica Cable, S.A., the parent company of all these companies, owned all the companies’ shares, except in the case of Telefónica Cable Extremadura, S.A., in which it has an 83% holding, and Telefónica Cable Galicia, S.A., in which its new percentage of ownership was 85%. €5.82 million were disbursed for these investments. All these companies continued to be fully consolidated in the Telefónica Group.

In December 2002 Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the Telefónica de España Group controlled 20% of the absorbing company’s capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. formed two joint ventures called “Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril” and “Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas II, Ley 18/1982 de 26 de mayo y Ley 12/1991, de 29 de abril”, both with an initial endowment fund of €3,006, which was paid in proportion to the two companies’ respective ownership interests, i.e. 90% in the case of Telefónica de España and 10% in the case of Telefónica Móviles España for both joint ventures.

In April 2002 the wholly-owned subsidiary Telefónica Soluciones Sectoriales sold its holdings in the associated companies Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), giving rise to gains of €115 thousand and €30 thousand, respectively. These companies, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, were excluded from consolidation.

Telefónica Móviles Group

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A. – one share - and Tele-Escucha, S.A. - two shares -, which it acquired in full). As consideration, Mesotel received 7,333,180 existing shares of Telefónica Móviles.

Also, on July 22, 2002, Telefónica Móviles carried out a capital increase agreed upon by its Stockholders’ Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of €27.66 million. Mesotel paid these new shares in full through the contribution of the shares of the following companies held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A. owned all the shares of each of these companies.

In April 2002 Tele Sudeste Celular Participações, S.A. and Celular CRT Participações, S.A. carried out capital increases that were subscribed by Telefónica Móviles, S.A.

On September 10, 2002, Telefónica Móviles acquired a 65.23% holding in Pegaso PCS (Mexico) for €92.87 million. Subsequently, in order to strengthen its net worth position, Pegaso carried out a capital increase in which Telefónica Móviles, S.A. paid €211.45 million corresponding to its 65.23% holding. The agreements entered into with Burillo contained a commitment to contribute the holdings of the two companies in the Pegaso Group and in the northern Mexican companies to a new Mexican company of which the two Groups would be stockholders. This transaction was implemented through the sale of their holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors. Telefónica Móviles thus obtained a holding of 92% in this new holding company.

On October 21, 2002, Telefónica Móviles, S.A. acquired from Portugal Telecom SGPS, S.A. a 14.68% holding in Telesp Celular Participações, S.A. for €200.31 million.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V., 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil, the detail being as follows:

Companies Contributed	% Contributed
	Telefónica Móviles	PT Móveis	Total
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	-	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	-	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements as of December 31, 2002, and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations because this transfer was made on December 27, 2002.

Telefónica de Contenidos Group

In September 2002 all the shares of the Uniprex Onda Cero Group and of Cadena Voz de Radiodifusión, S.A. owned by Telefónica de Contenidos, S.A. were sold to the Antena 3 de Televisión Group, giving rise to gains of €35.82 million. The two companies, which until then had been fully consolidated in the Telefónica Group, were accounted for by the equity method (as part of the Antena 3 de Televisión Group).

In 2002 Mediapark, S.A. carried out a capital increase not subscribed by Telefónica de Contenidos. Therefore, since its holding in this company was reduced to 7.40%, the holding was recorded in the Telefónica Group’s consolidated financial statements as of December 31, 2002, as a minority investment.

In April 2002 Telefónica de Contenidos sold 4.11% of its holding in Hispasat, S.A., giving rise to gains of €26.10 million. Telefónica de Contenidos, which owns a 13.23% holding in Hispasat, S.A., continued to account for this company by the equity method in its consolidated financial statements.

In June 2002 Telefónica de Contenidos sold its holding in Prime Argentina, S.A., which owns the Azul Televisión channel, for US$ 12 million, giving rise to a loss of €162.78 million. This company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was excluded from consolidation.

Telefónica Internacional Group

In September 2002 the Telefónica Internacional Group sold a 25% holding in the Chilean Group Sonda, S.A. for US$ 38 million, giving rise to a loss in consolidation of €1.62 million. This sale reduced the Telefónica Internacional Group’s ownership interest in Sonda to 35%. This company, which had been fully consolidated, was accounted for by the equity method from September 2002 onwards.

T.P.I. Group

On February 11, 2002, Telefónica Publicidad e Información, S.A. acquired all the shares of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A. for €36.28 million. The Telefónica Group’s effective holding in this company, which continued to be fully consolidated, was reduced from 97.07% to 59.90%.

In December 2002 Iniciativa de Mercados Interactivos, S.A. (I.M.I.) absorbed Adquira Spain, S.L., following which the T.P.I. Group controlled 20% of the absorbing company’s capital. I.M.I., which changed its corporate name to Adquira Spain, S.A., was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In December 2002 Publiguías Holding, S.A., a wholly-owned subsidiary of the Telefónica Publicidad e Información Group, participated in the incorporation of Urge Chile, S.A. by subscribing and paying 59.94 million Chilean pesos relating to 99.99% of this company’s capital stock. Urge Chile, S.A. was fully consolidated in the Telefónica Group’s consolidated financial statements.

In July 2002 Telefónica Publicidad e Información, S.A., the parent company of the Group, acquired a 9.33% holding in the Spanish company Goodman Business Press, S.A. for €0.98 million. As a result of this acquisition, the parent company controlled all the capital of this company, which continued to be fully consolidated in the Telefónica Group.

Katalyx Group

In April 2002 the wholly-owned subsidiary Adquira, Inc. sold one-half of its 50% holding in Adquira Mexico, Ltd. for a gain of €0.37 million. This company, which had been fully consolidated, was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

On October 30, 2002, Katalyx España, S.L. acquired a 49% holding in Soluciones Tecnológicas para la Alimentación, S.L., as consideration for which it contributed all the shares of Katalyx Food España, S.L. Soluciones Tecnológicas para la Alimentación, S.L. was accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

Atento Group

In May 2002 Atento Holding Inc. carried out capital increases at companies that were already investees for an overall amount of €39.69 million. Atento Holding Inc. owned all the shares of the companies in Central America, Puerto Rico, Italy, Venezuela and Mexico, and had a 99.998% holding in the company in Morocco. All these companies continued to be fully consolidated in the Telefónica Group’s consolidated financial statements.

Terra Group

In July 2002 Emplaza, S.A. increased capital by €1,421 thousand. In this capital increase, Terra Networks, S.A. acquired the shares required to increase its holding in this company from 50% to 80%. This company, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, was fully consolidated.

In 2002 One Travel.com, Inc. increased capital by €4 million. In this capital increase, Terra Networks, S.A. acquired the shares required to increase its holding in this company from 27.8% to 39.6%, and disbursed US$ 2.02 million in this connection. This company continued to be accounted for by the equity method in the Telefónica Group’s consolidated financial statements.

In August 2002 Terra Networks, S.A., through its wholly-owned U.S. subsidiary Lycos, Inc., sold all its holding (44.82%) in Lycos Korea, Inc., obtaining gains in consolidation of €10.62 million. Also, in September 2002 Lycos, Inc. sold its minority holding in the Canadian company Sympatico Lycos, obtaining gains in consolidation of €8.49 million. In December 2002 the Terra Group sold all its holding in Lycos Japan, K.K., incurring a loss on the sale of €2.47 million. All these companies, which had been accounted for by the equity method in the Telefónica Group’s consolidated financial statements, were excluded from the scope of consolidation.

EXHIBIT III

CONSOLIDATION GOODWILL

The detail of the balance of the consolidation goodwill and of the related accumulated amortization as of December 31, 2003 and 2002, and of the variations therein in 2003 and 2002 is as follows:

	Millions of Euros
Consolidation goodwill	Balance at				Translation	Balance at
	12/31/02	Additions	Retirements	Transfers	Differences	12/31/03
Fully consolidated companies:
C.T.C. (Chile)	97.07	-	(27.82)	0.54	(0.80)	68.99
T. de Argentina and subsidiaries (Argentina)	581.51	-	-	(4.69)	(0.22)	576.60
T. Perú Holding (Peru)	50.41	-	-	-	-	50.41
Telefónica del Perú (Peru)	281.26	-	-	-	-	281.26
Telefónica Multimedia, S.A.C. (Peru)	9.17	-	-	-	(1.29)	7.88
Telefónica Móviles Chile, S.A. (Chile)	267.45	-	-	(6.57)	3.71	264.59
Telesp Participaçoes (Brazil)	106.52	-	-	-	-	106.52
Cointel (Argentina)	484.29	-	-	-	-	484.29
Goodman (Spain)	8.29	-	-	-	-	8.29
Telefónica Internacional (Spain)	281.66	-	-	-	-	281.66
Telefónica Móviles (Spain)	125.84	2.18	-	-	-	128.02
T. Data España (Spain)	154.96	-	-	-	-	154.96
T. Data Brasil (Brazil)	127.78	9.23	-	-	(4.08)	132.93
Mediaways (Germany)	689.11	-	-	-	-	689.11
Telefónica Deutschland GmbH (Germany)	10.82	-	-	-	-	10.82
Fieldy Group (Netherlands)	8.09	-	(6.63)	-	-	1.46
Endemol (Netherlands)	833.04	9.15	-	-	-	842.19
Endemol Group (Netherlands)	379.12	128.54	9.42	-	(5.39)	511.69
Atco Group (Argentina)	377.24	-	-	-	(2.24)	375.00
Telefónica Media Argentina (Argentina)	26.70	-	-	-	-	26.70
Atento Perú (Peru)	5.76	-	-	-	(1.63)	4.13
Atento Brasil (Brazil)	132.66	-	-	-	(22.29)	110.37
Terra Brasil Holding (Brazil)	232.50	-	-	(1.32)	0.23	231.41
Terra Chile Holding (Chile)	25.05	-	-	-	-	25.05
Ifigenia Plus (Spain)	11.17	-	(6.45)	-	-	4.72
Lycos (U.S.A.)	309.49	-	(2.22)	-	-	307.27
Lycos companies (U.S.A.)	286.55	-	-	(207.39)	(13.43)	65.73
One Travel.com, Inc. (U.S.A.)	-	3.73	-	17.37	0.10	21.20
Terra Networks, S.A. (Spain)	17.20	58.57	-	-	-	75.77
Emergia Holding, N.V. (Netherlands)	2.30	-	-	-	-	2.30
T.Centroamérica Guatemala (Guatemala)	50.89	-	-	-	(0.66)	50.23
Telefónica El Salvador (El Salvador)	75.46	-	-	-	(8.70)	66.76
Brasilcel and subsidiaries (Brazil)	512.34	246.50	-	-	1.89	760.73
Móviles México and subsidiaries (Mexico)	1,037.16	-	(18.98)	(552.54)	(53.40)	412.24
Other companies	8.92	0.79	(0.26)	(1.02)	-	8.43
	7,607.78	458.69	(52.94)	(755.62)	(108.20)	7,149.71
Companies accounted for by the equity method:
Venworld (Venezuela)	134.21	-	-	-	-	134.21
Mercador (Brazil)	4.62	-	-	-	-	4.62
Portugal Telecom (Portugal)	218.87	-	-	13.48	-	232.35
Amper (Spain)	5.59	-	-	-	-	5.59
Dts Dª Tv Digital (Spain)	88.11	-	(88.11)	-	-	-
Antena 3 (Spain)	209.48	63.91	(273.39)	-	-	-
Subsidiaries of Antena 3 T.V., S.A.	-	-	-	-	-	-
Pearson (U.K.)	292.99	0.53	-	-	-	293.52
Patagonik (Argentina)	7.31	-	-	-	-	7.31
Sogecable, S.A. (Spain)	-	607.23	-	-	-	607.23
Uno-e Bank (Spain)	130.25	-	-	(130.25)	-	-
One Travel (U.S.A.)	17.37	-	-	(17.37)	-	-
Meditel (Morocco)	5.10	5.46	-	-	-	10.56
Other companies	6.01	-	-	(6.01)	-	-
Total	1,119.91	677.13	(361.50)	(140.15)	-	1,295.39
Total goodwill	8,727.69	1,135.82	(414.44)	(895.77)	(108.20)	8,445.10

	Millions of Euros
Amortization of consolidation goodwill	Balance at				Translation	Balance at
	12/31/02	Additions	Retirements	Transfers	Differences	12/31/03
Fully consolidated companies:
C.T.C. (Chile)	48.70	5.75	(16.55)	0.54	(0.20)	38.24
T. de Argentina and subsidiaries (Argentina)	61.25	28.83	-	(3.46)	(0.17)	86.45
T. Perú Holding (Peru)	4.61	2.49	-	-	-	7.10
Telefónica del Perú (Peru)	41.67	14.23	-	-	-	55.90
Telefónica Multimedia, S.A.C. (Peru)	3.92	0.85	-	-	(0.64)	4.13
Telefónica Móviles Chile, S.A. (Chile)	73.10	14.70	-	(5.71)	(0.68)	81.41
Telesp Participaçoes (Brazil)	14.89	5.43	-	-	-	20.32
Cointel (Argentina)	188.80	21.67	-	-	-	210.47
Goodman (Spain)	1.06	0.42	-	-	-	1.48
Telefónica Internacional (Spain)	72.46	14.02	-	-	-	86.48
Telefónica Móviles (Spain)	10.00	6.40	-	-	-	16.40
T. Data España (Spain)	110.23	2.98	-	-	-	113.21
T. Data Brasil (Brazil)	13.82	7.10	-	-	(2.09)	18.83
Mediaways (Germany)	120.71	38.66	-	-	-	159.37
Telefónica Deutschland GmbH (Germany)	0.50	0.54	-	-	-	1.04
Fieldy Group (Netherlands)	2.01	-	(0.55)	-	-	1.46
Endemol (Netherlands)	100.43	43.18	-	-	-	143.61
Endemol Group (Netherlands)	36.95	24.78	(0.62)	-	-	61.11
Atco Group (Argentina)	317.46	4.38	-	-	-	321.84
Telefónica Media Argentina (Argentina)	3.71	1.33	-	-	-	5.04
Atento Perú (Peru)	0.94	0.25	-	-	(0.31)	0.88
Atento Brasil (Brazil)	18.86	6.17	-	-	(3.81)	21.22
Terra Brasil Holding (Brazil)	120.97	18.36	-	(0.24)	-	139.09
Terra Chile Holding (Chile)	13.57	2.20	-	-	-	15.77
Ifigenia Plus (Spain)	3.73	0.99	-	-	-	4.72
Lycos (U.S.A.)	244.47	8.12	-	-	0.02	252.61
Lycos companies (U.S.A.)	252.91	5.21	-	(207.39)	(8.28)	42.45
One Travel.com, Inc. (U.S.A.)	-	2.04	-	3.58	-	5.62
Terra Networks, S.A. (Spain)	12.05	3.16	-	-	-	15.21
Emergia Holding, N.V. (Netherlands)	0.18	0.12	-	-	-	0.30
T.Centroamérica Guatemala (Guatemala)	3.57	2.81	-	-	(0.27)	6.11
Telefónica El Salvador (El Salvador)	10.56	3.61	-	-	(1.80)	12.37
Brasilcel and subsidiaries (Brazil)	28.95	43.62	-	-	(0.32)	72.25
Móviles México and subsidiaries (Mexico)	88.94	50.39	-	(47.49)	(13.07)	78.77
Other companies	2.63	0.55	0.01	-	(0.01)	3.18
	2,028.61	385.34	(17.71)	(260.17)	(31.63)	2,104.44
Companies accounted for by the equity method:
Venworld (Venezuela)	101.17	4.13	-	-	-	105.30
Mercador (Brazil)	3.56	0.88	-	-	0.07	4.51
Portugal Telecom (Portugal)	52.89	11.37	-	-	-	64.26
Amper (Spain)	1.22	0.28	-	-	-	1.50
Dts Dª Tv Digital (Spain)	16.64	2.20	(18.84)	-	-	-
Antena 3 (Spain)	49.84	5.96	(55.80)	-	-	-
Subsidiaries of Antena 3 T.V, S.A.	-	3.60	(3.60)	-	-	-
Pearson (U.K.)	81.72	12.93	-	-	-	94.65
Patagonik (Argentina)	1.10	0.37	-	-	-	1.47
Sogecable, S.A. (Spain)	-	14.76	-	-	-	14.76
Uno-e Bank (Spain)	17.37	1.93	-	(19.30)	-	-
One Travel (U.S.A.)	3.58	-	-	(3.58)	-	-
Meditel (Morocco)	-	0.37	-	-	-	0.37
Other companies	5.97	(0.01)	-	(5.99)	-	(0.03)
	335.06	58.77	(78.24)	(28.87)	0.07	286.79
Total accumulated amortization	2,363.67	444.11	(95.95)	(289.04)	(31.56)	2,391.23
Unamortized consolidation goodwill	6,364.02	691.71	(318.49)	(606.73)	(76.64)	6,053.87

	Millions of Euros
Consolidation goodwill	Balance at				Translation	Balance at
	12/31/01	Additions	Retirements	Transfers	Differences	12/31/02
Fully consolidated companies:
C.T.C. (Chile)	148.98	-	(13.28)	(18.12)	(20.51)	97.07
T. de Argentina and subsidiaries (Argentina)	594.50	-	(4.78)	2.96	(11.17)	581.51
T. Perú Holding (Peru)	49.04	-	-	1.37	-	50.41
Telefónica del Perú (Peru)	281.26	-	-	-	-	281.26
Telefónica Multimedia, S.A.C. (Peru)	10.82	-	-	-	(1.65)	9.17
Telefónica Móviles Chile, S.A. (Chile)	325.54	-	-	-	(58.09)	267.45
Telesp Participaçoes (Brazil)	103.01	-	-	3.51	-	106.52
Cti (U.S.A.)	15.64	-	(14.08)	-	-	1.56
Cointel (Argentina)	484.29	-	-	-	-	484.29
Goodman (Spain)	7.96	0.11	-	0.22	-	8.29
Telefónica Internacional (Spain)	281.66	-	-	-	-	281.66
Telefónica Móviles (Spain)	113.21	12.63	-	-	-	125.84
T. Data España (Spain)	154.96	-	-	-	-	154.96
Atlanet s.p.a. (Italy)	65.39	-	-	(65.39)	-	-
T. Data Brasil (Brazil)	220.68	-	-	-	(92.90)	127.78
Mediaways (Germany)	1.225.66	-	(530.00)	(6.55)	-	689.11
Telefónica Deutschland GmbH (Germany)	-	10.82	-	-	-	10.82
Fieldy Group (Netherlands)	35.84	-	(20.49)	-	(7.26)	8.09
Endemol (Netherlands)	826.20	6.84	-	-	-	833.04
Endemol Group (Netherlands)	311.23	89.98	(18.73)	-	(3.36)	379.12
Atco Group (Argentina)	338.43	-	(32.47)	189.29	(118.01)	377.24
Telefónica Media Argentina (Argentina)	18.81	-	(1.83)	9.72	-	26.70
Atento Perú (Peru)	7.58	-	-	(0.11)	(1.71)	5.76
Atento Brasil (Brazil)	157.44	-	-	-	(24.78)	132.66
Terra Brasil Holding (Brazil)	234.91	-	-	-	(2.41)	232.50
Ordenamiento de Links Especializados, S.L.	12.25	-	(5.43)	-	-	6.82
Terra Networks Mexico (Mexico)	266.26	-	(129.47)	0.75	-	137.54
Terra Chile Holding (Chile)	25.05	-	-	-	-	25.05
Terra Networks Argentina (Argentina)	12.06	-	(2.33)	-	-	9.73
Terra Networks Venezuela (Venezuela)	4.49	-	(2.86)	-	-	1.63
Ifigenia Plus (Spain)	11.17	-	-	-	-	11.17
Terra Networks Colombia (Colombia)	21.53	-	(14.67)	-	-	6.86
Lycos (U.S.A.)	884.37	-	(574.88)	-	-	309.49
Lycos companies (U.S.A.)	727.05	-	(383.45)	39.08	(96.13)	286.55
Bumeran (Spain)	8.13	0.28	(4.09)	-	-	4.32
Terra Networks, S.A. (Spain)	17.78	(0.58)	-	-	-	17.20
Emergia Holding, N.V. (Netherlands)	2.30	49.65	(49.65)	-	-	2.30
Tele Sudeste Celular (Brazil)	174.40	-	(60.43)	(113.97)	-	-
Tele Leste Celular (Brazil)	-	8.26	(6.41)	(1.85)	-	-
Crt Celular (Brazil)	353.08	0.54	(176.81)	(176.81)	-	-
T.Centroamérica Guatemala (Guatemala)	10.02	41.40	-	-	(0.53)	50.89
Telefónica El Salvador (El Salvador)	64.72	19.82	-	-	(9.08)	75.46
Corporativo Del Norte (Mexico)	230.51	0.70	(18.50)	(212.71)	-	-
Corporativo Integral Comunicación (Mexico)	137.86	0.02	(11.03)	(126.85)	-	-
Brasilcel and subsidiaries (Brazil)	-	268.69	-	243.65	-	512.34
Móviles México and subsidiaries (Mexico)	140.40	598.44	-	342.19	(43.87)	1,037.16
I.O.Box (Finland)	233.45	-	(154.47)	(3.25)	-	75.73
Other companies	31.31	5.59	(8.91)	0.30	-	28.29
	9,381.23	1,113.19	(2,239.05)	107.43	(491.46)	7,871.34
Companies accounted for by the equity method:
Venworld (Venezuela)	134.21	-	-	-	-	134.21
Mercador (Brazil)	11.12	-	(6.50)	-	-	4.62
Portugal Telecom (Portugal)	274.12	-	-	(55.25)	-	218.87
Torneos y Competencias (Argentina)	45.10	-	(33.92)	-	-	11.18
Amper (Spain)	5.59	-	-	-	-	5.59
Dts Dª Tv Digital (Spain)	88.11	-	-	-	-	88.11
Antena 3 (Spain)	209.48	-	-	-	-	209.48
Pearson (U.K.)	479.70	-	(173.38)	(13.33)	-	292.99
Tick Tack Ticket (Spain)	4.15	-	(3.63)	-	-	0.52
Patagonik (Argentina)	7.31	-	-	-	-	7.31
Líderes Entertainment Group (U.S.A.)	20.19	-	(18.18)	-	-	2.01
Atlanet (Italy)	-	-	(59.14)	65.40	-	6.26
Uno-e Bank (Spain)	130.25	-	-	-	-	130.25
One Travel (U.S.A.)	14.12	3.25	-	-	-	17.37
Meditel (Morocco)	-	5.10	-	-	-	5.10
Andalucía Digital Multimedia (Spain)	6.13	-	-	-	-	6.13
Other companies	203.82	-	(40.07)	(96.86)	(5.11)	61.78
Total	1,633.40	8.35	(334.82)	(100.04)	(5.11)	1,201.78
Total goodwill	11,014.63	1,121.54	(2,573.87)	7.39	(496.57)	9,073.12

	Millions of Euros
Amortization of consolidation goodwill	Balance at				Translation	Balance at
	12/31/01	Additions	Retirements	Transfers	Differences	12/31/02
Fully consolidated companies:
C.T.C. (Chile)	55.75	8.68	(3.29)	(7.82)	(4.62)	48.70
T. de Argentina and subsidiaries (Argentina)	35.35	29.56	-	0.47	(4.13)	61.25
T. Perú Holding (Peru)	2.11	2.50	-	-	-	4.61
Telefónica del Perú (Peru)	27.44	14.23	-	-	-	41.67
Telefónica Multimedia, S.A.C. (Peru)	3.56	1.00	-	-	(0.64)	3.92
Telefónica Móviles Chile, S.A. (Chile)	66.14	14.54	-	-	(7.58)	73.10
Telesp Participaçoes (Brazil)	9.46	5.43	-	-	-	14.89
Cti (U.S.A.)	0.78	0.78	-	-	-	1.56
Cointel (Argentina)	167.13	21.67	-	-	-	188.80
Goodman (Spain)	0.42	0.42	-	0.22	-	1.06
Telefónica Internacional (Spain)	58.44	14.02	-	-	-	72.46
Telefónica Móviles (Spain)	3.97	6.03	-	-	-	10.00
T. Data España (Spain)	107.25	2.98	-	-	-	110.23
Atlanet s.p.a. (Italy)	4.63	-	-	(4.63)	-	-
T. Data Brasil (Brazil)	5.43	8.30	-	-	0.09	13.82
Mediaways (Germany)	73.66	48.81	-	(1.76)	-	120.71
Telefónica Deutschland GmbH (Germany)	-	0.50	-	-	-	0.50
Fieldy Group (Netherlands)	1.44	0.57	-	-	-	2.01
Endemol (Netherlands)	58.43	42.00	-	-	-	100.43
Endemol Group (Netherlands)	16.80	20.51	-	(0.36)	-	36.95
Atco Group (Argentina)	87.29	7.11	-	223.06	-	317.46
Telefónica Media Argentina (Argentina)	26.32	1.43	-	(24.04)	-	3.71
Atento Perú (Peru)	0.97	0.34	-	(0.17)	(0.20)	0.94
Atento Brasil (Brazil)	14.47	7.42	-	(0.66)	(2.37)	18.86
Terra Brasil Holding (Brazil)	102.13	18.84	-	-	-	120.97
Ordenamiento de Links Especializados, S.L.	5.95	0.87	-	-	-	6.82
Terra Networks Mexico (Mexico)	116.40	20.37	-	0.77	-	137.54
Terra Chile Holding (Chile)	11.38	2.19	-	-	-	13.57
Terra Networks Argentina (Argentina)	9.39	0.34	-	-	-	9.73
Terra Networks Venezuela (Venezuela)	1.24	0.39	-	-	-	1.63
Ifigenia Plus (Spain)	2.74	0.99	-	-	-	3.73
Terra Networks Colombia (Colombia)	4.93	1.93	-	-	-	6.86
Lycos (U.S.A.)	123.88	120.59	-	-	-	244.47
Lycos companies (U.S.A.)	162.29	70.60	-	39.07	(19.05)	252.91
Bumeran (Spain)	3.63	0.69	-	-	-	4.32
Terra Networks, S.A. (Spain)	11.31	0.74	-	-	-	12.05
Emergia Holding, N.V. (Netherlands)	0.06	0.12	-	-	-	0.18
Tele Sudeste Celular (Brazil)	8.17	6.52	(7.22)	(7.47)	-	-
Tele Leste Celular (Brazil)	-	0.56	(0.43)	(0.13)	-	-
Crt Celular (Brazil)	22.32	20.28	(21.30)	(21.30)	-	-
T.Centroamérica Guatemala (Guatemala)	1.22	2.51	-	-	(0.16)	3.57
Telefónica El Salvador (El Salvador)	7.97	4.04	-	-	(1.45)	10.56
Corporativo Del Norte (Mexico)	5.76	8.67	(1.15)	(13.28)	-	-
Corporativo Integral Comunicación (Mexico)	3.44	5.17	(0.69)	(7.92)	-	-
Brasilcel and subsidiaries (Brazil)	-	-	-	28.95	-	28.95
Móviles México and subsidiaries (Mexico)	61.29	19.55	-	21.37	(13.27)	88.94
I.O.Box (Finland)	57.06	18.67	-	-	-	75.73
Other companies	13.45	7.34	(0.02)	1.23	-	22.00
	1,563.25	590.80	(34.10)	225.60	(53.38)	2,292.17
Companies accounted for by the equity method:
Venworld (Venezuela)	97.04	4.13	-	-	-	101.17
Mercador (Brazil)	1.12	1.05	-	-	1.39	3.56
Portugal Telecom (Portugal)	44.79	8.10	-	-	-	52.89
Torneos y Competencias (Argentina)	8.93	2.26	-	(0.01)	-	11.18
Amper (Spain)	0.94	0.28	-	-	-	1.22
Dts Dª Tv Digital (Spain)	12.24	4.40	-	-	-	16.64
Antena 3 (Spain)	39.49	10.36	-	(0.01)	-	49.84
Pearson (U.K.)	60.06	21.65	-	0.01	-	81.72
Tick Tack Ticket (Spain)	0.10	0.41	-	0.01	-	0.52
Patagonik (Argentina)	0.74	0.36	-	-	-	1.10
Líderes Entertainment Group (U.S.A.)	1.01	1.01	-	(0.01)	-	2.01
Atlanet (Italy)	-	1.63	-	4.63	-	6.26
Uno-e Bank (Spain)	4.34	13.03	-	-	-	17.37
One Travel (U.S.A.)	2.08	1.50	-	-	-	3.58
Meditel (Morocco)	-	-	-	-	-	-
Andalucía Digital Multimedia (Spain)	0.62	5.51	-	-	-	6.13
Other companies	48.94	1.01	(2.32)	14.11	-	61.74
	322.44	76.69	(2.32)	18.73	1.39	416.93
Total accumulated amortization	1,885.69	667.49	(36.42)	244.33	(51.99)	2,709.10
Unamortized consolidation goodwill	9,128.94	454.05	(2,537.45)	(236.94)	(444.58)	6,364.02

EXHIBIT IV

MINORITY INTERESTS

This caption relates to the equity of minority stockholders in the net worth and results for the year of the fully consolidated Group companies.

As of December 31, 2003, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Company	Millions of Euros
	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/03
Terra Network, S.A.	24.71%	782.50	(98.83)	(85.37)	42.75	641.05
C.T.C., S.A.	56.36%	754.67	54.28	30.87	-	839.82
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	9.24		2.27	-	11.51
Lola Films, S.A.	30.00%	9.11	-	(1.51)	-	7.60
Impresora y Comercial Publiguias, S.A.	49.00%	17.72	(4.19)	6.54	-	20.07
Telefónica Argentina, S.A.	1.97%	0.06	(2.44)	(2.79)	-	(5.17)
Telefónica del Perú, S.A.	2.79%	22.43	(0.03)	0.18	-	22.58
Telefónica Larga Distancia, Inc.	2.00%	1.52	0.02	(0.14)	-	1.40
Telefónica Publicidad e Información, S.A.	40.10%	49.47	(1.12)	36.02	-	84.37
Telesp Participaçoes, S.A.	12.51%	338.06	(2.87)	75.87	-	411.06
Telefónica Móviles, S.A.	7.56%	274.27	(90.36)	121.55	-	305.46
Group 3G UMTS Holding, GmbH (Note 14)	42.80%	(382.44)	-	-	-	(382.44)
Telefónica Móviles Argentina, S.A.	2.07%	(11.71)	0.35	1.65	-	(9.71)
Telefónica Finance USA	100.00%	1,916.31	-	83.69	-	2,000.00
Brasilcel (holdings)	50.00%	383.81	2.63	21.88	(20.34)	387.98
Telefónica Móviles México, S.A.	8.00%	133.27	(20.59)	(42.40)	-	70.28
Other companies	-	41.59	(11.98)	(2.82)	(6.43)	20.36
Total		4,339.88	(175.13)	245.49	15.98	4,426.22

As of December 31, 2002, the balance of this caption comprised the holdings of minority stockholders in the following companies:

Company	Millions of Euros
	% of Ownership	Net Worth	Translation Differences	Income (Loss)	Variation in % of Ownership	Balance at 12/31/02
Terra Network, S.A.	61.42%	3,399.38	(211.32)	(1,233.85)	-	1,954.21
C.T.C., S.A.	56.36%	726.03	69.11	3.05	-	798.19
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	30.00%	8.22	-	2.02	-	10.24
Impresora y Comercial Publiguias, S.A.	49.00%	15.78	(4.49)	5.00	-	16.29
Telefónica Argentina, S.A.	1.97%	14.99	1.87	(18.71)	-	(1.85)
Telefónica del Perú, S.A.	1.98%	36.54	(18.29)	0.24	-	18.49
Telefónica Larga Distancia, Inc.	2.00%	1.92	0.01	(0.10)	-	1.83
Telefónica Publicidad e Información, S.A.	40.10%	42.03	(1.95)	30.17	-	70.25
Telesp Participaçoes, S.A.	12.58%	446.74	(12.75)	47.13	-	481.12
Telefónica Móviles, S.A.	7.57%	606.66	(85.79)	(281.94)	-	238.93
Group 3G UMTS Holding, GmbH	42.80%	3,941.68	-	(4,324.12)	-	(382.44)
Telefónica Móviles Argentina, S.A.	2.07%	3.13	(7.92)	(6.93)	-	(11.72)
Telefónica Finance USA	99.99%	2,000.00	-	-	-	2,000.00
Brasilcel (holdings)	50.00%	216.00	-	-	36.05	252.05
Telefónica Móviles México, S.A.	8.00%	149.94	(3.05)	(13.64)	-	133.25
Emergia Holding N.V.	0.00%	-	-	(11.70)	11.70	-
Other companies		36.13	(9.76)	7.77	(0.05)	34.09
Total		11,645,17	(284.33)	(5,795.61)	47.70	5,612.93

Variations in minority interests

The variations in minority interests in 2003 were as follows:

Company	Balance at 12/31/02	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions and Capital Reductions	Dividends Paid	Balance at 12/31/03
C.T.C., S.A.	798.19	-	30.87	6.73	15.84	-	(11.81)	839.82
Terra Network, S.A.	1,954.21	-	(85.37)	(16.15)	(4.22)	(1,207.42)	-	641.05
Fonditel	10.24	-	2.27	-	(1.00)	-	-	11.51
Lola Films, S.A.	3.24	6.00	(1.51)	-	(0.13)	-	-	7.60
Impresora y Comercial Publiguias, S.A.	16.29	-	6.54	(0.32)	0.01	-	(2.45)	20.07
Telefónica de Argentina, S.A.	(1.85)	-	(2.79)	(0.53)	-	-	-	(5.17)
Telefónica del Perú, S.A.	18.49	-	0.18	(3.86)	8.88	-	(1.11)	22.58
Telefónica del Salvador, S.A.	4.24	-	(1.06)	(0.61)	-	-	(0.14)	2.43
Telefónica Larga Distancia Inc.	1.83	-	(0.14)	(0.29)	-	-	-	1.40
Telefónica Publicidad e Información, S.A.	70.25	-	36.02	(6.98)	1.14	-	(16.06)	84.37
Telesp Participaçoes, S.A.	481.12	-	75.87	(16.66)	1.73	-	(131.00)	411.06
Telefónica Móviles, S.A.	238.93	-	121.55	(4.33)	6.60	-	(57.29)	305.46
Group 3G UMTS Holding, GmbH (Note 1)	(382.44)	-	-	-	-	-	-	(382.44)
Endemol Entertainment Holding, N.V.	1.97	4.12	1.74	(0.05)	(0.52)	-	(0.98)	6.28
Telefónica Móviles Argentina, S.A.	(11.72)	-	1.65	0.35	0.01	-	-	(9.71)
Telefónica Centroamérica Guatemala, S.A.	0.12	-	(0.01)	(0.02)	-	-	-	0.09
Movitel del Noroeste, S.A.	(0.30)	-	(1.47)	(0.64)	4.05	-	-	1.64
Telefónica Finance USA	2,000.00	-	83.69	-	0.46	-	(84.15)	2,000.00
Telefónica Móviles México, S.A.	133.25	-	(42.40)	(20.59)	0.02	-	-	70.28
Brasilcel (holdings)	252.05	142.06	21.88	2.63	(25.97)	-	(4.67)	387.98
Antena 3 Televisión, S.A.	-	240.38	4.01	-	-	(244.39)	-	-
Other companies	24.82	3.50	(6.03)	0.45	(12.42)	(0.40)	-	9.92
Total	5,612.93	396.06	245.49	(60.87)	(5.52)	(1,452.21)	(309.66)	4,426.22

The variations in minority interests in 2002 were as follows:
Company	Balance at 12/31/01	Capital Contributions and Inclusion of Companies	Income (Loss) for the Year	Variation in Translation Differences	Other Variations	Acquisitions and Capital Reductions	Dividends Paid	Balance at 12/31/02
Celular C.R.T Participacoes, S.A.	155.50	-	32.06	(81.81)	(105.75)	-	-	-
C.T.C., S.A.	1,093.99	-	3.05	(229.30)	(67.74)	-	(1.81)	798.19
Terra Network, S.A.	3,440.66	-	(1,233.85)	(136.40)	(29.50)	(86.70)	-	1,954.21
Fonditel	8.94	-	2.02	-	(0.72)	-	-	10.24
Lola Films, S.A.	1.58	5.40	(2.61)	-	(1.13)	-	-	3.24
Impresora y Comercial Publiguias, S.A.	14.77	-	5.00	(3.82)	0.34	-	-	16.29
Telefónica de Argentina, S.A.	23.98	-	(18.71)	(7.66)	0.54	-	-	(1.85)
Telefónica del Perú, S.A.	21.47	-	0.24	(2.89)	(0.33)	-	-	18.49
Telefónica del Salvador, S.A.	38.30	-	(4.38)	(2.45)	(27.23)	-	-	4.24
Telefónica Larga Distancia Inc.	1.48	-	(0.10)	0.45	-	-	-	1.83
Telefónica Publicidad e Información, S.A.	56.11	-	30.17	(1.04)	(0.22)	-	(14.77)	70.25
Telesp Participaçoes, S.A.	874.33	-	47.13	(348.84)	(0.01)	-	(91.49)	481.12
Tele Sudeste Celular participacoes, S.A.	102.84	-	5.65	(47.78)	(59.93)	-	-	0.78
Telefónica Móviles, S.A.	521.19	18.50	(281.94)	(56.72)	37.90	-	-	238.93
Group 3G UMTS Holding, GmbH (Note 1)	890.32	3,051.36	(4,324.12)	-	-	-	-	(382.44)
Tele Leste Celular Participacoes, S.A.	-	-	(1.65)	(49.10)	50.75	-	-	-
Atlanet, S.p.a.	136.87	-	(33.48)	-	(99.79)	-	-	3.60
Endemol Entertainment Holding, N.V.	15.86	0.33	4.07	(0.38)	(0.04)	(17.31)	(0.56)	1.97
Telefónica Móviles Argentina, S.A.	(4.57)	-	(6.93)	(0.22)	-	-	-	(11.72)
Telefónica Centroamérica Guatemala, S.A.	(2.13)	-	(3.46)	1.00	4.71	-	-	0.12
Movitel del Noroeste, S.A.	6.10	-	(0.25)	(0.81)	(5.34)	-	-	(0.30)
Emergia Holding N.V.	12.02	-	(11.70)	(0.36)	0.04	-	-	-
Telefónica Finance USA	-	2,000.00	-	-	-	-	-	2,000.00
Telefónica Móviles México, S.A.	-	166.13	(13.64)	(19.24)	-	-	-	133.25
Brasilcel (holdings)	-	82.92	-	-	169.13	-	-	252.05
Other companies	23.94	1.01	11.82	(3.14)	(8.38)	(4.32)	(0.49)	20.44
Total	7,433.55	5,325.65	(5,795.61)	(990.51)	(142.70)	(108.33)	(109.12)	5,612.93

EXHIBIT V

Debentures and bonds

The detail of the debentures and bonds outstanding as of December 31, 2003, and of the main features thereof is as follows (in millions of euros):

			Maturing in
Telefónica and instrumentality companies	Currency	Interest Rate %	2004	2005	2006	2007	2008	Subsequent Years	Total
Debentures and bonds:
FEBRUARY 1990 SERIES B	Euros	12.60	-	8.22	-	-	-	-	8.22
FEBRUARY 1990 SERIES C	Euros	12.60	-	-	-	-	-	3.76	3.76
FEBRUARY 1990 SERIES E	Euros	12.85	-	66.79	-	-	-	-	66.79
FEBRUARY 1990 SERIES F	Euros	12.58	-	-	-	-	-	7.24	7.24
DECEMBER 1990	Euros	13.58	-	629.77	-	-	-	-	629.77
OCTOBER 2004 C	Euros	8.25	69.24		-	-	-	-	69.24
APRIL 1999	Euros	4.50	-	-	-	-	-	500.00	500.00
JUNE 1999	Euros	2.65	-	-	-	-	-	300.00	300.00
JULY 1999 zero-coupon	Euros	6.37	-	-	-	-	-	39.48	39.48
MARCH 2000	Euros	4.58 (*)	-	-	-	-	-	50.00	50.00
APRIL 2000	Euros	5.63	-	-	-	500.00		-	500.00
Debentures subtotal:			69.24	704.78	-	500.00	-	900.48	2,174.50
EMTN ISSUE	Euros	Libor+0.07	74.82		-	-	-	-	74.82
MARCH 1998	Euros	4.84	-	-	-	-	420.71	-	420.71
EMTN ISSUE	JPY	1.23	45.91	0	-	-	-	-	45.91
GLOBAL BOND	USD	7.35	-	989.71	-	-	-	-	989.71
GLOBAL BOND	USD	7.75	-	-	-	-	-	1,979.40	1,979.40
GLOBAL BOND	USD	8.25	-	-	-	-	-	989.71	989.71
GLOBAL BOND	Euros	6.13	-	-	1,000.00	-	-	-	1,000.00
EMTN ISSUE	Euros	4.90	39.50	-	-	-	-	-	39.50
EMTN ISSUE	Euros	Euribor+0.70	1,000.00	0	-	-	-	-	1,000.00
EMTN ISSUE	Euros	5.12	-	-	1,000.00		-	-	1,000.00
EMTN ISSUE	Euros	0.15	-	50.00	-	-	-	-	50.00
EMTN ISSUE	Euros	Eonia+0.30	80.00	-	-	-	-	-	80.00
EMTN ISSUE	Euros	Eonia+0.47	-	100.00	-	-	-	-	100.00
EMTN ISSUE	Euros	5.875%	-	-	-	-	-	500.00	500.00
EMTN ISSUE	Euros	5.125%	-	-	-	-	-	1,500.00	1,500.00
EMTN ISSUE	Euros	BNP EONIA 01+23 bp	-	100.00	-	-	-	-	100.00
EMTN ISSUE	Euros	Eonia OIS+ 0.17	-	50.00	-	-	-	-	50.00
EMTN ISSUE	Euros	3m Euribor + 0.18	-	-	100.00	-	-	-	100.00
EMTN ISSUE	Euros	3m Euribor + 0.14	-	100.00	-	-	-	-	100.00
EMTN ISSUE	Euros	3m Euribor + 0.18	-	-	200.00	-	-	-	200.00
Bonds subtotal			1,240.23	1,389.71	2,300.00	-	420.71	4,969.11	10,319.76
Total issues			1,309.47	2,094.49	2,300.00	500.00	420.71	5,869.59	12,494.26
(*) The interest rate used (which is floating and set annually) is that of a 10-year pound sterling swap interest rate multiplied by 1,0225.
(**) Structured issue with a final rate of 3-month EUR + 40 bp.

Foreign operators			Maturing in
Debentures and bonds	Currency	Interest Rate %	2004	2005	2006	2007	2008	Subsequent Years	Total
Yankee Bonds	USD	7.63	-	-	148.23	-	-	-	148.23
Yankee Bonds	USD	8.38	-	-	157.95	-	-	-	157.95
Eurobonds	Euros	5.43	130.98	-	-	-	-	-	130.98
Series F	UF	6.00	1.61	1.61	1.61	1.61	1.61	12.06	20.11
Series K 1998	UF	6.75	0.17	0.85	1.53	2.22	2.90	82.35	90.02
CTC CHILE:			132.76	2.46	309.32	3.83	4.51	94.41	547.29
Bonds 1st Program T. Perú (1)	New Soles	VAC+6.94	-	-	24.83	-	-	-	24.83
Bonds 1st Program T. Perú (2)	New Soles	VAC+7.00	-	-	-	-	-	10.80	10.80
Bonds 2nd Program T. Perú (3)	New Soles	VAC+6.19	-	-	23.55	-	-	-	23.55
Bonds 2nd Program T. Perú (4)	New Soles	6.38	3.83	-	-	-	-	-	3.83
Bonds 2nd Program T. Perú (5)	New Soles	VAC+6.25	-	-	-	2.86	-	-	2.86
Bonds 2nd Program T. Perú (6)	New Soles	7.75	2.17	-	-	-	-	-	2.17
Bonds 2nd Program T. Perú (7)	USD	4.38	-	27.71	-	-	-	-	27.71
Bonds 2nd Program T. Perú (7-Series B)	USD	4.00	-	9.48	-	-	-	-	9.48
Bonds 2nd Program T. Perú (8)	New Soles	6.50	-	17.14	-	-	-	-	17.14
Bonds 2nd Program T. Perú (8-Series B)	New Soles	6.19	-	3.43	-	-	-	-	3.43
Bonds 2nd Program T. Perú (9)	USD	2.44	-	16.72	-	-	-	-	16.72
Bonds 3rd Program T. Perú	New Soles	VAC+5	-	-	-	-	-	11.45	11.45
Bonds 6th Program T. Perú	New Soles	5.19	-	16.00	-	-	-	-	16.00
Bonds 7th Program T. Perú	New Soles	7.9375	-	-	-	-	14.44	-	14.44
Bonds 8th Program T. Perú	USD	3.81	-	-	-	-	-	13.34	13.34
Bonds 9thProgram T. Perú	USD	3.13	-	-	-	15.84	-	-	15.84
Telefónica del Perú:			6.00	90.48	48.38	18.70	14.44	35.59	213.59
Marketable debentures	USD	11.88	62.55	-	-	-	-	-	62.55
Marketable debentures	USD	9.13	-	-	-	-	99.48	-	99.48
Marketable debentures	USD	9.79	-	-	56.51	-	-	-	56.51
Marketable debentures August 2003	USD	11.88	-	-	-	150.20	-		150.20
Marketable debentures August 2003	USD	9.12	-	-	-	-	-	174.20	174.20
Marketable debentures August 2003	USD	8.85	-	-	-	-	-	117.30	117.30
Marketable debentures August 2003	ARS	10.38	-	-	-	-	-	0.02	0.02
TASA			62.55	-	56.51	150.20	99.48	291.52	660.26
Marketable debentures			-	-	5.98	-	-	-	5.98
CEI			-	-	5.98	-	-	-	5.98
Series A 1997	USD	8.85	178.15	-	-	-	-	-	178.15
Series B 1997	ARP	10.38	47.29	-	-	-	-	-	47.29
Cointel			225.44	-	-	-	-	-	225.44
Marketable debentures	BRL	104.60	-	-	-	-	69.44	-	69.44
Marketable debentures	USD	6.75	59.38						59.38
Brasilcel			59.38	-	-	-	69.44	-	128.82
Total issues			486.13	92.94	420.19	172.73	187.87	421.52	1,781.38
Consolidation adjustments			(143.09)	(18.32)	-	(3.28)	-	(49.73)	(214.42)
Total Group issues			1,652.51	2,169.11	2,720.19	669.45	608.58	6,241.38	14,061.22

The detail of the maturities and redemption values of the zero-coupon bonds and debentures as of December 31, 2003, is as follows (in millions of euros):

Zero-coupon Bonds and Debentures (Issue value + Accrued Interest at 12/31/03)	Redemption Date	Redemption Rate	Book Value	Redemption Value

DEBENTURES
FEBRUARY 1990 SERIES E	02/26/05	613.338%	66.79	76.79
FEBRUARY 1990 SERIES F	02/26/10	1,069.470%	7.24	15.04
DECEMBER 1990	12/28/05	675.000%	629.77	811.37
JULY 1999	07/21/29	637.638%	39.48	191.29
Total issues			743.28	1,094.49

EXHIBIT VI

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2003, is as follows:

	Millions
Type of Risk	Equivalent	Group Receives		Group Pays
	Euro Value	Value	Currency	Value	Currency
Euro interest rate swaps	6,479.85
-from fixed to floating	1,422.22	1,422.22	EUR	1,422.22	EUR
-from floating to fixed	4,075.18	4,075.18	EUR	4,075.18	EUR
-from floating to floating	982.45	982.45	EUR	982.45	EUR
Cross-currency swaps	4,460.87
-from fixed to floating	2,984.39
USD/USD	2,984.39	3,769.29	USD	3,769.29	USD
-from floating to fixed	1,476.48
USD/USD	855.11	1,080.00	USD	1,080.00	USD
BRL/BRL	304.19	1,110.00	BRL	1,110.00	BRL
GBP/GBP	113.51	80.00	GBP	80.00	GBP
MXN/MXN	203.67	2,890.25	MXN	2,890.25	MXN
Exchange rate swaps	11,319.65
-from fixed to fixed	2,163.92
EUR/USD	104.67	126.41	EUR	132.20	USD
JPY/USD	59.08	7,778.82	JPY	74.62	USD
USD/EUR	2,000.17	1,847.46	USD	2,000.17	EUR
-from fixed to floating	1,741.87
EUR/USD	86.05	102.25	EUR	108.68	USD
EUR/BRL	24.92	26.00	EUR	90.92	BRL
JPY/EUR	56.95	6,200.00	JPY	56.95	EUR
JPY/BRL	84.20	11,890.82	JPY	307.25	BRL
USD/EUR	531.40	543.83	USD	531.40	EUR
USD/BRL	958.35	1,247.28	USD	3,497.07	BRL
-from floating to fixed	1,274.97
EUR/BRL	78.97	96.99	EUR	288.17	BRL
EUR/MAD	31.49	33.76	EUR	349.09	MAD
USD/EUR	874.97	827.73	USD	874.97	EUR
USD/BRL	95.72	290.00	USD	349.30	BRL
USD/PEN	167.64	210.00	USD	733.41	PEN
USD/MXN	26.18	36.43	USD	371.55	MXN
- from floating to floating	6,138.89
EUR/USD	1,027.35	1,191.84	EUR	1,297.54	USD
EUR/GBP	283.77	303.72	EUR	200.00	GBP
EUR/BRL	138.21	208.02	EUR	504.32	BRL
JPY/BRL	242.29	29,762.50	JPY	884.11	BRL
USD/EUR	4,147.02	4,015.89	USD	4,147.02	EUR
USD/MXN	300.25	421.63	USD	4,260.89	MXN
Forwards	1,378.52
USD/EUR	215.07	265.21	USD	215.07	EUR
EUR/USD	31.73	40.28	EUR	40.08	USD
USD/ARS	41.24	50.18	USD	152.62	ARS
USD/CLP	83.69	91.00	USD	62,760.91	CLP
USD/UFC	839.60	928.48	USD	37.21	UFC
PEN/USD	7.92	34.91	PEN	10.00	USD
USD/PEN	159.27	193.50	USD	696.80	PEN
Equity swaps	323.95
Subtotal	23,962.84

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	2,401.39
-Caps & Floors	2,242.72
US DOLLAR	158.35	200.00	USD
EURO CURRENCY	2,084.37	2,084.37	EUR
-Swaptions	79.33
EURO CURRENCY	79.33	79.33	EUR
-Interest rate options	79.33	79.33	EUR
Exchange rate options	3,837.43
USD/ARS	59.38	75.00	USD
EUR/USD	1,150.00	1,150.00	EUR
USD/EUR	2,126.48	2,685.75	USD
EUR/MXN	243.02	243.02	EUR
USD/BRL	241.25	304.70	USD
EUR/BRL	17.30	17.30	BRL
Stock options	713.63
Subtotal	6,952.45
Total	30,915.29

Note: The stock option position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of €11.43. Also, there are combinations of call options bought at €11.02, call options sold at €12.07 and put options sold at €10.56 with a total positive delta of 4.7 million shares.

The detail, by type of derivative, of the notional values of the derivatives arranged by the Group as of December 31, 2002, is as follows:

	Millions
Type of Risk	Equivalent	Group Receives		Group Pays
	Euro Value	Value	Currency	Value	Currency
Euro interest rate swaps	5,025.36
-from fixed to floating	1,348.92	1,348.92	EUR	1,348.92	EUR
-from floating to fixed	2,713.11	2,713.11	EUR	2,713.11	EUR
-from floating to floating	963.33	962.95	EUR	963.33	EUR
Cross-currency swap	8,493.29
-from fixed to floating	2,472.85
USD/USD	2,462.10	2,582.00	USD	2,582.00	USD
BRL/BRL	10.75	39.85	BRL	39.85	BRL
-from floating to fixed	5,520.53
USD/USD	5,363.15	5,624.33	USD	5,624.33	USD
GBP/GBP	122.98	80.00	GBP	80.00	GBP
MXN/MXN	34.40	372.00	MXN	372.00	MXN
-from floating to floating	499.91
USD/USD	476.78	500.00	USD	500.00	USD
BRL/BRL	23.13	85.70	BRL	85.70	BRL
Cross-currency swap	16,096.81
-from fixed to fixed	687.23
EUR/USD	193.28	194.39	EUR	202.69	USD
JPY/USD	80.64	8,816.00	JPY	84.57	USD
USD/EUR	70.61	65.00	USD	70.61	EUR
USD/JPY	132.29	136.00	USD	16,456.00	JPY
USD/BRL	116.97	180.00	USD	433.43	BRL
BRL/USD	93.44	363.28	BRL	98.00	USD
-from fixed to floating	1,794.67
EUR/USD	101.08	100.00	EUR	106.00	USD
JPY/EUR	113.90	12,400.00	JPY	113.90	EUR
JPY/USD	129.68	16,456.00	JPY	136.00	USD
JPY/BRL	77.99	14,275.02	JPY	289.00	BRL
USD/EUR	119.58	109.00	USD	119.58	EUR
USD/BRL	1,252.42	1,720.72	USD	4,640.69	BRL
-from floating to fixed	1,791.40
EUR/JPY	49.84	56.95	EUR	6,200.00	JPY
EUR/BRL	77.77	96.99	EUR	288.17	BRL
EUR/MAD	32.70	33.76	EUR	349.09	MAD
USD/EUR	1,357.18	1,247.73	USD	1,357.18	EUR
USD/BRL	39.84	57.00	USD	147.62	BRL
USD/PEN	81.14	85.00	USD	299.09	PEN
USD/MXN	41.64	45.00	USD	450.33	MXN
BRL/USD	111.29	427.17	BRL	116.70	USD
-from floating to floating	11,823.51
EUR/USD	5,955.34	6,025.88	EUR	6,245.36	USD
EUR/GBP	384.32	387.08	EUR	250.00	GBP
JPY/EUR	282.00	30,000.00	JPY	282.00	EUR
USD/EUR	4,865.52	4,560.34	USD	4,865.52	EUR
USD/MXN	336.33	362.50	USD	3637.33	MXN
Forwards	1,591.84
USD/EUR	38.67	37.61	USD	38.67	EUR
EUR/USD	61.95	65.37	EUR	64.97	USD
USD/CLP	39.46	41.26	USD	29,737.41	CLP
USD/UFC	1,005.61	1,119.40	USD	45.26	UFC
USD/PEN	446.14	451.83	USD	1,644.57	PEN
Subtotal	31,207.30

Notional amounts of structured products with options	Euros	Notional Amounts
Interest rate options	4,912.72
-Caps & Floors	3,705.14
US DOLLAR	1,695.40	1,777.96	USD
EURO CURRENCY	2,009.74	2,009.74	EUR
-Swaptions	1,128.25
US DOLLAR	1,048.92	1,100.00	USD
EURO CURRENCY	79.33	79.33	EUR
-Interest rate options	79.33	79.33	EUR
Exchange rate options	411.96
USD/BRL	15.73	16.50	USD
USD/MXN	286.07	300.00	USD
BRL/USD	32.39	120.00	BRL
BRL/EUR	77.77	288.17	BRL
Equity swaps	377.05
Subtotal	5,701.73
Total	36,909.02

The detail, by maturity, of the hedging transactions arranged as of December 31, 2003, is as follows:

	Millions of Euros
		Up to	1 to 3	3 to 5	Over
	Amount	1 Year	Years	Years	5 Years
With underlying instrument
Promissory notes
Loans	19,447.86	8,653.82	4,022.45	3,660.52	3,111.07
In national currency	8,206.08	3,819.97	817.86	2,832.91	735.34
In foreign currencies	11,241.78	4,833.85	3,204.59	827.61	2,375.73
MTN debentures and bonds	4,603.66	1,892.29	935.86	142.52	1,632.99
In national currency	605.82	2.12	-	-	603.70
In foreign currencies	3,997.84	1,890.17	935.86	142.52	1,029.29
Preferred shares	1,500.00	-	-	-	1,500.00
In national currency	1,500.00				1,500.00
Other assets and liabilities	4,326.18	4,266.57	31.81	27.80	-
Swaps	467.64	408.03	31.81	27.80	-
Exchange rate options	3,837.43	3,837.43	-	-	-
Forward	21.11	21.11	-	-	-
Subtotal	29,877.70	14,812.68	4,990.12	3,830.84	6,244.06

Shares	1,037.58	1,037.58
Swaps	323.95	323.95	-	-	-
Stock options	713.63	713.63	-	-	-
Total	30,915.28	15,850.26	4,990.12	3,830.84	6,244.06

Note: The stock options position basically relates to call options bought on 33 million shares of treasury stock with an average exercise price of €11.43. Also, there are combinations of call options bought at €11.02, call options sold at €12.07 and put options sold at €10.56 with a total positive delta of 4.7 million shares.

The detail, by maturity, of the hedging transactions arranged as of December 31, 2002, is as follows:

	Millions of Euros
		Up to	1 to 3	3 to 5	Over
	Amount	1 Year	Years	Years	5 Years
With underlying instrument
Promissory notes
Loans	23,409.96	5,850.00	12,229.59	2,583.20	2,747.17
In national currency	12,163.29	1,656.69	6,248.78	2,181.57	2,076.25
In foreign currencies	11,246.67	4,193.31	5,980.81	401.63	670.92
MTN debentures and bonds	9,574.61	5,305.94	2,931.18	138.27	1,199.22
In national currency	509.74	-	149.64	-	360.10
In foreign currencies	9,064.87	5,305.94	2,781.54	138.27	839.12

Liability	3,547.40	1,160.59	715.17	-	1,671.64
Swaps	491.17	81.14	238.39	-	171.64
Exchange rate options	125.89	125.89	-	-	-
Interest rate options	2,930.34	953.56	476.78	-	1,500.00
Forward	-	-	-	-	-
Shares	377.05	377.05	-	-	-
Total	36,909.02	12,693.58	15,875.94	2,721.47	5,618.03

Translation of a report originally issued in Spanish.
In the event of a discrepancy, the Spanish-language version prevails.

MANAGEMENT REPORT OF THE TELEFÓNICA GROUP
2003

Initial summary

The Telefónica Group's earnings increased significantly in 2003 despite the adverse effect of exchange rates (as a result of the drop in the value of the U.S. dollar with respect to the euro), the greater pressure brought to bear by competition and the commercial drive associated with the attraction of wireless and ADSL customers.

In this regard, operating revenues, which improved progressively throughout 2003, reached levels at year-end that were similar to those for 2002, despite the impact of exchange rates, without which they would have risen by 6.5%. This factor combined with the expense containment policy implemented made it possible to report EBITDA growth of 7.5%, which disregarding the exchange rate effect would have been 13.5%, which, together with the decrease in the depreciation and amortization expense as a result of the lower investments made in recent years, gave rise to a 25.8% increase in operating income. The rise in operating income and the positive trend in nonoperating results, enabled the Group to report net income of €2,203 million in 2003, as compared with the loss incurred in 2003, basically as a consequence of the asset write-downs recorded. This net income in 2003 would be in line with that obtained in 2002 if the impact of nonrecurring transactions last year were eliminated.

The process of rationalizing and optimizing investments in property and equipment and intangible assets continued in 2003. Additions of assets of this nature amounted to €3,705.8 million in 2003, 5.6% less than in 2002, thanks to the Group's policy of reducing the volume of assets in order to enhance profitability. The wireless telephony business is the only business to have increased its capital expenditure in 2003, due to the deployment of the GSM networks in Mexico and Chile. Expenditure control, the increase in revenues and greater cost efficiency led to a rise in cash flow in 2003.

The Telefónica Group had to manage its business in a difficult scenario characterized by a slowdown in the growth of the market for traditional services, the economic and social situation in certain of the countries in which it operates, the higher pressure exerted by competitors and certain decisions taken by the regulator. In order to address this situation, Telefónica focused its management priorities on strengthening its position in the key markets in order to take advantage of the increase in the number of customers (centering itself mainly on wireless telephony and broadband services), proactively manage the situation in Latin America, reinforce a more commercial corporate model, improve operating efficiency, continue with the expense and investment containment policy and restructure the businesses that had not achieved the level of development foreseen, focusing mainly on the key businesses.

This strategy enabled Telefónica to achieve a prominent position in the industry, where it remained leader in the Spanish- and Portuguese-speaking wireline and wireless telephony markets, with almost 99 million customers, to enjoy a solid financial position with a significant level of cash flow generation and to become one of the leading European operators in terms of stock market capitalization. As a result of this situation, the Company can make a greater commitment to its stockholders by improving their returns and establishing an attractive remuneration policy for the coming years.

In the future, the Group’s strategy will continue to focus on achieving sustainable cash flow growth and increasing the returns on capital invested, for the purpose of being able to apply as basic action principles the implementation of a corporate model that is more commercial and more customer-oriented, the shifting of the Company towards a more flexible and less complex business model as a result of greater operating efficiency and lower capital intensiveness by optimizing investments and, lastly, growth based mainly on three cornerstones, namely wireless telephony, broadband services and wireline telephony in Latin America.

Organization by line of business

The Group's strategy described in the preceding section requires an organization that places greater emphasis on the key businesses, thereby enabling the Group to attain a more flexible asset and cost structure.

To this end, certain measures were implemented in 2003 with a view to having the new organizational model (whereby the Lines of Business are simplified) fully operational in 2004. The measures taken in 2003 include most notably the approval in September of the inclusion of the business of Telefónica Empresas (Data, TIWS and Solutions) in the wireline businesses in Spain and Latin America, together with the restructuring of Telefónica de Contenidos and Admira. December saw the completion of this new organization, which also entails a greater involvement of Terra in the wireline telephony businesses, a new Subsidiaries unit encompassing TPI, Endemol and Contenidos and a Corporate Center with a more streamlined structure.

The management comments included in this report are presented and refer to the financial trend of the Telefónica Group based on its organizational structure by line of business in place in 2003.

It should be noted that the assumptions used in preparing these comments on the organization by line of business do not in any way alter the total results obtained by the Telefónica Group.

Total customers

At 2003 year-end the Telefónica Group had a total of 98.8 million customers, up 13.0% on 2002 year-end.

After having stepped up its commercial drive in the latter part of the year in order to bring forward its harnessing of the growth in the market, Telefónica Móviles was managing 52 million customers, which makes it the fifth largest group in the world in terms of customers while at the same time consolidating its position as the leader in the Spanish- and Portuguese-speaking market. In Spain it leads the market with 19.7 million customers and continues to be a pioneer in new technologies and services. In Brazil it has broken the 20-million-customer barrier, as a result of its commercial efforts and its position in technological solutions applied to its range of products and services. Equally, Telefónica has significantly strengthened its competitive position in Mexico and now has 2.4 million customers, as compared with the 1.4 million customers with which it ended 2002.

In the wireline telephony business, Telefónica de España had 17.4 million traditional lines in service at the end of 2003, a net loss of 325 thousand lines, which is lower than the net loss witnessed in 2002. Also, as of December 31, 2003, Telefónica in Latin America was managing 20.9 million basic telephone lines, a slight drop with respect to 2002 year-end as a result of the economic and social situation in Latin America.

In the ADSL market there were more than 2.6 million connections, as compared with 1.5 million one year ago, due mainly to the net gain of 703 thousand in Spain in 2003 to 1.7 million connections, Brazil, which ended the year with 484 thousand connections and Telefónica Deutschland, which has 227 thousand connections. This market is expanding basically as a result of Telefónica's firm commitment to this business, to which it is devoting a considerable commercial effort and a sizeable portion of its investments, for which purpose specific services and content are being developed.

Also, the Group has 5.4 million wireline and wireless telephony customers through CanTV (Venezuela) and 363 thousand pay-TV customers in Peru.

International expansion

The Telefónica Group is consolidating its position as a long-term investor in Latin America, thereby contributing to the economic and social development of the region. The investments made in this connection include most notably those in Brazil and Mexico.

In Brazil, Brasilcel, which has operated since March under the unified Vivo brand name throughout the country, concluded in April the acquisition of 61.10% of the common shares carrying voting rights of the Brazilian wireline telephony company Tele Centro Oeste Celular Participações, S.A. (“TCO”) by Telesp Celular Participaçoes, S.A.; TCO has been fully consolidated since May 1, 2003, in the consolidated financial statements of Brasilcel. With this acquisition, the Brazilian joint venture of Telefónica Móviles and Portugal Telecom has consolidated its leadership of the Brazilian wireless telephony market, and at 2003 year-end it had 20.7 million customers, 50% more then in December 2002, with an estimated average market share in the areas in which it operates of 56.5%, including the key markets of São Paulo, Río de Janeiro and Brasilia, which is considerably higher than the share of its most direct Brazilian competitors.

In 2003 Telefónica improved its competitive position in the Long-Distance business in Brazil from São Paulo, and achieved an estimated market share at year-end of around 88% in intrastate national long-distance calls, of 51% in interstate calls and of 39% in international calls, services launched in mid-2002. Also, in 2003 the Telefónica 15 dialing code started to be used for long-distance communications originated in any city in Brazil, signifying that Telefónica's long-distance service is now available throughout Brazil.

In Mexico, Telefónica Móviles, the second wireless telephony company in the country, witnessed important milestones in 2003, from both the commercial and network infrastructure standpoints. In April it announced the unification of all its operations under the Telefónica MoviStar brand name, and the new GSM network was deployed in record time, permitting the commercial launch of GSM services in May in the five most important Mexican cities. The efforts made throughout 2003 made it possible to significantly increase the coverage of the GSM network to 96 cities in December 2003. In addition, progress was made in the expansion of the capillarity of the distribution network, and the number of POS in Mexico almost trebled with respect to those existing at the beginning of the year to over 6,200.

Other relevant matters

Spanish private television legislation did not permit companies to own holdings in two television concession-holder companies, which was the case of the Telefónica Group with its ownership interests in Sogecable, S.A. and Antena 3 de Televisión, S.A. In order to make the divestment of Antena 3 TV, the Board of Directors of Telefónica S.A. decided to accept the offer tendered by the Planeta Group for 25.1% of the capital stock of Antena 3. Also, on April 11, 2003, the Stockholders’ Meeting of Telefónica S.A. approved the distribution of a dividend of up to 30% of the capital stock of Antena 3 owned by Telefónica. This distribution was subject to the admission to listing of the shares of Antena 3, which commenced on October 29, 2003. Subsequently, the remaining 4.17% of the capital stock still owned by Telefónica plus the small amounts that could not be distributed as a dividend were sold, at which time the Telefónica Group ceased to be a stockholder of Antena 3.

2003 was also the year of the integration of the two satellite television platforms (Canal Satélite Digital and Vía Digital), giving rise to the leading operator in the Spanish pay TV market, under the Digital+ brand name. On July 2, 2003, the capital increase at Sogecable aimed at the stockholders of Vía Digital was carried out to enable the shares of the two companies to be exchanged. Following this transaction, the Telefónica Group owned 22.23% of the shares of Sogecable. It subsequently acquired a further 1.6% to bring its percentage of ownership at 2003 year-end to 23.83%. Under the agreements between the relevant parties, Telefónica de Contenidos will have its voting rights at Sogecable limited to the same level as those of the other major stockholders of the new platform.

In May the Board of Directors of Telefónica approved the launch of a tender offer in cash for all the shares of Terra. Telefónica obtained the backing of the stockholders owning 33.6% of the shares of Terra Networks, thereby guaranteeing it title to 71.97% of the company’s capital stock. In December 2003 the Board of Directors of Terra Networks, S.A. approved the acquisition of 4.41% of the capital stock owned by Citibank N.A. as the agent bank for the stock option plans assumed by the company as part of the integration of Lycos, Inc. Following the acquisition, Telefónica S.A. owned 75.29% of the effective capital stock of Terra.

In accordance with the Telefónica Group’s policy of maximizing operating efficiency and improving productivity, Telefónica de España agreed with the labor union representatives the application of a Labor Force Reduction Plan that would guarantee the required level of competitiveness of the Company. This Plan will be implemented over a period of five years (2003/2007) and envisages up to 15,000 voluntary redundancies, of which there had been 5,489 by 2003 year-end.

Telefónica Móviles, T-Mobile International and Telecom Italia Mobile announced an agreement to forge a strategic alliance (to which Orange subsequently also became a party) that will enable them to offer customers in all the countries in which they have a presence common, higher-quality products and services, and to strengthen the partners’ capacity to compete in international markets. The signatories will develop unified solutions that combine the three companies’ technological and commercial strengths.

Regulatory environment

In 2003 the European Commission continued with the regulatory framework update process that it had initiated in 2002, and passed various pieces of legislation, such as the list of relevant markets, which will make it possible to progress towards a less regulated scenario.

In Spain the new General Telecommunications Law was passed in order to transpose the new European legislation into Spanish legislation. Also, the Telefónica de España rate rebalancing process continued through an increase in the monthly charge and a reduction in the rates for services included in the price cap.

The Spanish Government’s Standing Committee for Economic Affairs approved the rate framework for 2004 and 2005. In 2004 the monthly charge will remain outside the price cap and Telefónica de España can market packages and discount plans merely by notifying the competent authorities in advance.

Other matters affecting Telefónica de España are the modification of the Reference Interconnection Offer (increase in interconnection prices by capacity and a reduction of interconnection prices by time), the transformation of the State Contract into the related licenses and authorizations, the process to replace TRAC with technologies that permit functional access to the Internet which has already started, the failure to establish a Universal Service Financing Fund, although in its resolution in this connection the Telecommunications Market Commission (CMT) states that in the future the financing mechanisms could be put into practice and, lastly, public authorities broadband infrastructure financing initiatives.

Noteworthy as regards wireless telephony were the negotiations with the Ministry of Science and Technology to replace the guarantees relating to UMTS with a floating guarantee; an agreement was also reached whereby the wireless operators undertake to improve the quality and coverage of the service and the Ministry undertook to work towards eliminating the difficulties that the operators are experiencing in deploying their infrastructure. Also worthy of mention is the process initiated by the CMT aimed at reducing the prices for the termination of calls in the wireless operators’ networks.

It should be noted in relation to the audiovisual market that the agreement for the merger of the Canal Satélite Digital and Vía Digital digital platforms was definitively approved by the Government.

The regulatory measures in Germany, Austria, Italy and Switzerland focused on achieving an appropriate degree of flexibility in the marketing of the spectrum acquired with the UMTS licenses, in order to maximize their value. In Austria, the new Telecommunications Law made it possible to trade the spectrum and, accordingly, the Regulator approved the agreement for the sale of 3G Mobile by Telefónica Móviles to Mobilkom Austria and in Italy, the new Telecommunications Law also provides for spectrum trading and, therefore, contacts and negotiations are currently under way for its sale.

In Argentina, the regulatory situation was conditioned by numerous political changes and changes in the telecommunications regulators. Wireline telephony rates remain frozen and there was an initial increase in the price of calls terminated in wireless networks. The “economic emergency” situation has been extended to December 31, 2004, until which date the Government can renegotiate its contracts with the telecommunications operators. A new Telecommunications Law is currently being drafted, together with a new Public Services Law, which will give rise to changes in the future regulatory framework.

A salient event in Brazil was the initiation, through a Public Consultation made by the Regulator ANATEL, of the process of renewing the Concession Agreement for the period from 2006 to 2020, since the current Agreement expires on December 31, 2005. The adjustment of wireline telephony rates to date remains in litigation due to disagreements between ANATEL, the Government and the Judiciary in relation to the index to be used as the reference for updating them.

In Chile, the proceedings relating to the appeal filed by Telefónica against the State continued. The appeal was filed against the 1999-2004 Rate Decree, which reduced voice telephony access prices by 73%. Also, a new ratemaking framework for the period from 2004 to 2009 is being defined.

In Mexico work commenced on the reform of the Federal Telecommunications Law, the new features of which would include the strengthening of the Regulator COFETEL and the establishment of a social welfare coverage fund.

In Peru, following various attempts by certain Congressmen to have the basic monthly subscription charge eliminated, Congress initially shelved the case, although proposals are still being made in this connection. Telefónica has made an undertaking to the Government to enable more people to access the service, for which it has launched new rate plans, under which the monthly charged and free minutes are being marketed jointly, thereby reducing prices. Also noteworthy was the initiation of the process to extend Telefónica de Perú’s Concession Agreement, for which a term ending in 2024 has been requested.

In Morocco, work began on the review of the Maroc Télécom Interconnection Catalog. Also, the Regulator authorized Médi Télécom to review its coverage obligations based on the new market situation, and the Government Council approved a new Telecommunications Law, which envisages significant reductions in the economic contributions that the operators have to make to the State. This Law has yet to be approved by the Council of Ministers and Parliament.

Share performance

The Telefónica share price climbed by 43.2% in 2003, well above the 19.0% rise experienced by the European telecommunications industry as a whole. The sound performance of the markets in general and the improved situation in Latin America contributed to the increase. The solidity of Telefónica’s balance sheet, the Company’s vocation for growth and the stockholder remuneration policy established for the next three years, placed the Group in seventh place in terms of stock market capitalization in the world ranking of telecommunications operators. By year-end, Telefónica had climbed three places with respect to 2002, with a stock market capitalization of €57,687 million.

Information on the lines of business

Wireline telephony in Spain

In 2003 the Telefónica Group’s operating revenues in Spain amounted to €10,217.4 million, representing a slight drop of 0.5% with respect to the previous year. This decrease was due chiefly to the shrinkage of the voice consumption market, which gave rise to a 3.6% drop in revenues from traditional services at the operator with respect to 2002. Conversely, Internet and broadband services grew (by 32.3%), reflecting the excellent evolution of ADSL, which (including wholesale ADSL) now contributes more than 7% of the operating revenues of Telefónica de España.

The Telefónica de España Group’s operating expenses amounted to €5,795.6 million in 2003, down 1.2% from 2002. The decrease was due to a fall in procurements which reflected the effect of the price reductions for interconnections with wireless operators, the lower expenses incurred in the purchase of equipment for sale, and the containment of personnel expenses as a result of the Labor Force Reduction Plan agreed on with the workers’ representatives.

The Labor Force Reduction Plan, which forms part of the strategy aimed at achieving operating efficiency and increased productivity, has a total term of five years and will lead to redundancies of up to 15,000 people. The Parent Company’s productivity ratio at 2003 year-end was 541.9 equivalent lines per employee, an improvement of 17.8% with respect to 2002, since in the second half of the year 5,489 employees took voluntary redundancy. As a result, the Telefónica Group’s headcount in Spain was 36,586 employees as of December 31, 2003, a reduction of 13.2% in comparison with 2002 year-end.

In 2003 the Telefónica de España Group’s EBITDA stood at €4,534.2 million, an increase of 0.4% with respect to 2002.

The Telefónica de España Group’s net income amounted to €178.1 million, as a result of the provision recorded for the Labor Force Reduction Plan, which was partially offset by the gains obtained under the Efficiency and Real Estate Divestment Plan.

In operating terms, the equivalent lines in service amounted to 19.1 million at 2003 year-end (year-on-year growth of 2.0%). Noteworthy was the strong performance of ADSL, which grew by 73.5%. Also, the loss of traditional lines (BTN and ISDN) slowed, with a net loss of 334,299 lines compared with the loss of 492,793 lines in 2002. Preassigned numbers rose to 2.3 million, of which 91.4% are globally preassigned lines.

The volume of traffic through the network totaled 138,174 million minutes in 2003, down by 3.6% from 2002. This decrease was due to a 12.6% drop in outgoing traffic with respect to the preceding year to 84,180 million minutes, since incoming traffic increased by 14.8% to 53,993 million minutes.

In November 2003 Telefónica de España launched “Combinados”, an innovative product that integrates for the first time the monthly charge for the line with flat and semi-flat rates for voice consumption. This product, which has been very well received by the market, will constitute one of the main strategies used by Telefónica de España to revitalize the voice business.

Also, in 2003 Telefónica de España continued to develop Internet and broadband services, with a firm commitment to the deployment of ADSL, which required a commercial drive the result of which is reflected in the 1.6 million connections to this service at 2003 year-end, of which 1.1 million relate to retail ADSL. In addition to this sound performance of ADSL access, a broad range of value added services was successfully introduced for both residential customers and companies, which will constitute an important source of growth for the future.

Wireline telephony in Latin America (Telefónica Internacional)

2003 in Latin America was marked by the 16.5% drop in value of the U.S. dollar with respect to the euro, which meant that the value of all the currencies in the countries in which the Group operates in Latin America, except for the Chilean peso, fell back against the euro, which had a significant effect on the financial statements of this line of business.

Telefónica Latinoamérica’s operating revenues in Latin America amounted to €6,377.1 million at year-end, a year-on-year decrease of 8.3%. However, disregarding the exchange rate effect, there was year-on-year growth of 8.4%, attributable mainly to Telesp and TASA. Telefónica del Perú achieved slight revenue growth despite the launch of the new rate plans, which led to a drop in average rates. Lastly, CTC’s revenues were affected by the contraction of the long-distance market and its replacement by the wireless market.

Telefónica Latinoamérica ended 2003 with EBITDA of €3,065.3 million, down 8.4% due to the impact of exchange rates. However, if this effect is ignored, it would have increased by 8.6% as a result of the increase in revenues, which was partly offset by the increase in operating expenses as a result of the higher spending on procurements, due mainly to the evolution of interconnection and outside service expenses. Noteworthy was the drop in personnel expenses as a result of the decrease in the headcount of approximately 2,600 employees, due principally to the restructuring of Telesp. Also, once again there was a reduction in the period provision for bad debts.

At 2003 year-end Telefónica Latinoamérica was managing 21.6 million lines, including basic telephony and broadband. The number of basic telephony lines (20.9 million) dropped slightly in 2003.

In 2003 Telefónica Latinoamérica stepped up its ADSL Internet and broadband business expansion policy, and at year-end it had almost 770,000 users, representing an increase of 69% over 2002.

Telefónica Latinoamérica continued to adapt its operators to the new competitive environment by outsourcing activities. In this connection, it should be noted that Telesp has shed 25% of its labor force, thereby pushing up the lines/employee ratio to 1,792, one of the highest in the world. Following the labor force reduction plan implemented by Telefónica del Perú in 2002, under which 580 employees left the company, a Constitutional Court judgment ordered the company to rehire most of these employees in 2003.

The most salient matters relating to each operator are as follows:

In 2003 Telesp consolidated its position in the Long-Distance market from São Paulo, achieving estimated market shares at the end of December of around 88% in the Intrastate Domestic Long-Distance market, 51% in the Interstate market and 39% in the International Long-Distance market. Also, the traditional plant was reduced by 1.7%, with controlled bad debt levels, as a result of the various measures taken in this connection during the year. In 2003 the operator intensified its broadband expansion plan and achieved more than 484,000 users at the end of December, up 45.3% on 2002 year-end. In the narrow band business, in July Telesp started to offer free ISP services (i-Telefónica), and it is now the second ISP with an estimated market share of 25%.

Telesp also maintained its management focus on increasing productivity, achieving a lines/employee ratio that was 32.8% higher than in 2002, which is the result of internal service outsourcing and the corporate restructuring process, thanks to which the company had approximately 7,000 permanent employees at 2003 year-end. In 2003 the operator obtained more revenues, as a result of both rate increases and the expansion of the Broadband and Long-Distance businesses, while expenses also increased due to a higher volume of business and to the rise contract prices, which are largely indexed to inflation.

Following the severe crisis in Argentina in 2002, TASA’s operating variables evolved favorably in 2003 as a result of the improved economic situation that was reflected in an increase in local and long-distance traffic. The fact that it was not possible to raise rates meant that the operator had to manage its results with a considerable effort to reduce costs and contain investments. The number of lines in service remained at levels similar to those of 2002, thanks to the recovery in demand, which was reflected in the increase in the number of new lines. TASA resumed its ADSL expansion plan, and stepped up its commercial drive with a view to consolidating its position in the broadband market and achieved more than 69 thousand users at year-end. Future growth is dependent on the approval of the rate increases that will enable TASA to generate the funds required to develop its business activities and obtain a return on its investments.

CTC's earnings were hit by the decline in the long-distance market and its replacement by the wireless telephony market, which affected both traffic and the plant. Also, the number of lines in service dropped, since the number of suspended lines due to problems with nonpayment retired from service in the year increased. These negative effects were partially offset by the launch of new prepaid products and by the significant expense containment drive, which made it possible for EBITDA to recover in the last quarter. Also, CTC maintained the volume of cash flow generated constant through the rationalization of its volume of investments, focusing on projects with an immediate return or of a strategic nature. These include most notably the broadband expansion plans, a market in which the operator has become the leader with a market share of 36% and 125,262 users at 2003 year-end.

For Telefónica del Perú 2003 was marked by the launch of new rate plans whereby the monthly charge and traffic were marketed jointly at lower prices, in order to enable more people to access the service, in accordance with the commitment made to the Peruvian government. As a result, the lines under plans account for 43.9% of the total number of lines in service. Also, the long-distance business continued to be adversely affected by the aggressive competition in the market, which gave rise to a significant fall in the average rate as a result of the launch of numerous marketing campaigns.

Telefónica del Perú placed emphasis on the broadband business in 2003, and the number of users tripled. At year-end there were 66,403 ADSL users and 24,286 cable modem users.

Cellular telephony
The Telefónica Group's wireless operating revenues amounted to €10,428.3 million in 2003, up 10.4% on 2002. Assuming constant exchange rates and excluding the impact of the acquisition of Tele Centro Oeste Celular Participações, S.A (TCO), revenues increased by 14.2%, due to the increase in the number of customers and higher service revenues.

By geographical area, operating revenues in Spain (accounting for 72% of the total) increased by 10.7%, as a result of the rise in the number of customers, despite the high level of existing market penetration, and of the increase in the average monthly revenue per user (ARPU) of 3.8%. Voice ARPU grew by 3.2% due to the rise in outgoing traffic, whereas data ARPU increased by 7.5% based on the growth in GPRS services (connectivity with Internet and Intranet access, WAP, content, alerts, downloading of games and applications). Also, the year-on-year growth in operating revenues in Latin America was 12.3% in euro terms. This growth was attributable to Brazil and Mexico, as a result of the increase in the number of customers and the aforementioned change in the scope of consolidation, which was partially offset by the adverse effect of exchange rates. Disregarding the latter effect and the inclusion in consolidation of TCO, revenues would have increased by 26.1% in 2003.

Operating expenses amounted to €5,883.8 million in 2003, up 5% on 2002, due mainly to the increase in procurements and outside services expenses as a result of the greater volume of business, particularly in Spain, Brazil, Mexico and Argentina, and of the aforementioned change in the scope of consolidation.

EBITDA grew by 19.6% from €3,830 million in 2002 to €4,581.9 million in 2003. Excluding the effect of exchange rates and the inclusion of TCO, annual EBITDA growth would have been 20.5%. The EBITDA margin increased to 43.9% in 2003 from the 40.5% reported in 2002. Operations in Spain accounted for 86% of the EBITDA of the Wireline Business in 2003, up 12.9% on 2002. The EBITDA of the operations in Latin America, assuming constant exchange rates and excluding the effect of the inclusion of TCO, would have increased by 7.5% in 2003 with respect to December 31, 2002.

As regards operations, the number of customers managed increased by 10.6 million, representing year-on-year growth of over 25% (15.8% excluding the effect of TCO). The Group ended 2003 with more than 52 million customers managed, as compared with the 41.4 million at 2002 year-end. As of December 31, 2003, Vivo had 20.7 million customers, 50% more than in December 2002, with an estimated average market share in its areas of operations of 56.5%. Annual growth of 6.8% in 2003 took the number of customers in Spain to 19.7 million at year-end. The competitive position in Mexico was clearly strengthened, and in December 2003 there were 3.5 million customers, as compared with 2.4 million in 2002, with an increase in the market share from 9.1% in December 2002 to 11.2 % at 2003 year-end.

As indicated in the "International Expansion" section, a salient feature of 2003 was that Brasilcel, which has operated since March under the unified Vivo brand name throughout Brazil, concluded in April the acquisition of Tele Centro Oeste Celular Participações, S.A. (TCO). Also, in April 2003 Telefónica Móviles México unified all its operations under the Telefónica MoviStar brand name and started to deploy the new GSM network.
In November 2003 Telefónica Móviles España launched "Oficin@ MoviStar UMTS", the first precommercial UMTS service to be launched by a wireless operator in Spain in a real environment. Also, Telefónica Móviles España launched a new range of services based on wireless access to Internet content developed using i-mode™ technology, together with the marketing of a new range of handsets that include direct access to the service.

Telefónica Empresas
The operating revenues of Telefónica Empresas (encompassing Telefónica Data, Telefónica International Wholesale Services and Telefónica Soluciones) amounted to €1,782.0 million in 2003, up 1.3% on 2002, due mainly to changes in the scope of consolidation (Atlanet was fully consolidated in the first half of 2002) and to the depreciation of the main Latin-American currencies. Disregarding these two effects, revenues would have increased by approximately 11%.
Thanks to the measures taken to improve operating efficiency through strict expense control, EBITDA rose by 136.7% in 2003 to €304.4 million.
Progress was made in 2003 towards the implementation of a new organizational model that will integrate the operations of Telefónica Empresas in Spain with those of Telefónica de España and under which the operations of Telefónica Empresas in Latin America will form a management unit with the wireline telephony operators in that region, in a process that completes the Company's reorientation from an organization focusing on products to another with a clear commercial vocation. The ultimate objective of this process is to make maximum use of the potential of the corporate segment through the integrated management of the catalog of services, better organizational coordination and the obtainment of synergies in costs and investments.

Data
Data España ended 2003 with growth of 6% in operating revenues and of 26.4% in EBITDA with respect to 2002, the main driving force behind this growth being the Corporate Communications and Internet business. The emerging business lines (Hosting, Network Application Services, Security Services and Content Distribution) also experienced growth, but were less important overall. These results were made possible by the significant management efforts, since they were conditioned by the drop in unit prices brought about by the replacement of services based on traditional technology by broadband services.

The results of Incumbent Data Latin America (Argentina, Brazil, Chile and Peru) also improved in 2003. Revenues and EBITDA grew in local currency by 22.5% and 36.3%, respectively, which reflected the growth of the related markets. Noteworthy was the sound performance in Brazil and Chile. In the Latin-American countries in which the Telefónica Data Group operates as a new entrant, operating revenues increased significantly in 2003 and, as a result, EBITDA was less negative than in 2002.

However, in Europe (Germany and the U.K.), Telefónica Empresas obtained lower operating revenues than in the preceding year, due mainly to the drop in narrow band service revenues, which has not yet been offset by the growth in the broadband business. Noteworthy was the addition of 193 thousand ADSL users in Telefónica Deutschland's wholesale services to its AOL customer in the German market, giving total accesses of over 222 thousand, more than four times higher than the figure at 2002 year-end.

Telefónica International Wholesale Services
This unit is responsible for serving operator customers and manages on an integrated basis the Group's international services and the supporting network. In 2003 its operating revenues were higher than in 2002. This growth is based mainly on the significant increase in IP traffic managed, from the markets in which Telefónica is deploying a significant level of broadband access infrastructure, including most notably Spain and Brazil. The revenue growth and cost reductions (as a result of the renegotiation of agreements with suppliers and international traffic operators, the optimization of routes, peering agreements, etc.) made it possible to end 2003 with positive EBITDA.

Telefónica Soluciones

Telefónica Soluciones, which engages in the systems integration and outsourcing and consulting businesses within the Telefónica Group, reported negative EBITDA in 2003, although its losses were considerably lower than in 2002. In addition to revenue growth, it should be noted that EBITDA in the fourth quarter was positive, thereby laying the foundations for profitable growth in 2004.

Internet

In 2003 the Terra Lycos Group's operating revenues amounted to €545 million. 40% related to access subscriptions, 26% to advertising and e-commerce, 22% to the communications, portal and content services business line and the remaining 12% to other revenues.

Noteworthy as regards access was the extension and improvement of the ADSL broadband services in both Spain and Latin America, mainly Brazil, where customers are provided with access and communications and content services. At year-end the company had 644,000 ADSL connections, an increase of 70% with respect to 2002. In Spain the company's position in the access market improved, despite the increased competition. A notable feature of the year was the launch of “ADSL Home” and “ADSL a tu medida”, with prices, attributes and service timetables that complement the existing “ADSL Plus”, the premium 24-hour product for gaining access to more market segments and strengthening residential Internet penetration. In Brazil, Terra was once again market leader with a market share of approximately 50%.

The expense containment drive made it possible to reduce the negative EBITDA to -€39.5 million in 2003 (an improvement of 72% with respect to 2002) and to obtain positive EBITDA in the last quarter of 2003.

In 2003 the Terra Lycos Group continued to progressively adapt to the conditions prevailing in the market. The Group maintained its firm commitment to recurring access and connectivity business growth, while at the same time increasing the relative importance of subscription and value added services, with significant growth in the customer roster. These business lines contributed to cushioning the effect of the stagnant on-line advertising market, the slow take-off of e-commerce in Spain and Latin America and the adverse impact of exchange rates.

A salient feature of 2003 was the positive performance of the business in Brazil, which was able to negotiate the growth in the free market in which Telefónica participated thanks to the launch by Telesp of i-Telefónica, which together with the content contributed by Terra, boosted this market.

In 2003 Telefónica fulfilled its commitments under the Strategic Alliance, which was entered into to replace the agreement with Bertelsmann, and helped the Telefónica Group to strengthen its range of Internet services for customers and enabled Terra Lycos to improve its competitive position, rationalize the production structure of its operations and increase its margin. The Framework Strategic Alliance Agreement defines a new model for relations between the two companies, making better use of their respective capabilities while simultaneously strengthening their Internet growth and leadership.

At 2003 year-end the Terra Lycos Group had 1.7 million customers in the pay Internet access business (up 20% on 2002 due to the increase in the number of broadband access customers), of whom 21% relate to Spain and 63% to Brazil. Including the pay access and media services, OBP (Open, Basic, Premium) and CSP (Communication Service Provider) services, the Terra Lycos Group has more than 5 million customers (67% for these services), including those to whom it provides services through Telefónica and other corporations.

In 2003 the company forged significant strategic and commercial alliances, including most notably those with Google, Walt Disney and MovieLink.

As indicated in the “Other Relevant Matters” section, in May a tender offer was launched for all the shares of Terra, following which as of December 31, 2003, Telefónica S.A. owned 75.29% of Terra's effective capital stock.

Directories

In 2003 the directories line of business set up by the TPI Group and Telinver (the Group's subsidiary in the directories business in Argentina) obtained revenues amounting to €589.3 million, up 7.1% on 2002. EBITDA increased by 22% to €184.0 million, giving rise to net income of €88.8 million, 24.1% higher than in the preceding year.

Publishing products continue to represent the main source of revenues in this business, contributing 82.1% of total revenues. Once again in 2003 TPI demonstrated its capacity for innovation with the launch in Spain of an industry directory aimed at the construction industry. TPI has thus created a new business opportunity for its publishing products. Also, in 2003 changes continued to be made to the publishing products at all Group companies in order to make the publishing business more attractive and useful for users and thereby generate greater value for advertisers.

The Internet business is progressively gaining in importance in the directories line, and now accounts for more than 5.4% of the line's total revenues. The continuous growth in the number of hits and visits to all the Group's websites is also worthy of special mention.

A notable feature of 2003 was the growth in telephone traffic revenues because TPI took advantage of the new legal framework approved in 2002 regulating Telephone Information Services to set up the company 11888 Servicio de Consulta Telefónica S.A., which was the first Spanish company to provide this service in the deregulated market. The experience of this line of business in the advertising and information market was thus put to even better use.

This line of business is implementing a sustained and profitable growth strategy which, together with the expense containment policy and the joint negotiation for the line as a whole of the main direct costs, made it possible to generate the aforementioned EBITDA, 83% of which relate to Spain and the remainder to the companies in Latin America.

Call centers

In 2003 the Atento Group’s operating revenues amounted to €493.0 million, a reduction of 13.7% with respect to 2002, due mainly to exchange rate trends and to the drop in the volume of business in Spain and Morocco, which was partially offset by the greater contribution made by the other countries. Spain and Brazil continue to account for the highest proportion of revenues, contributing 37% and 34%, respectively. It should be noted that the percentage contribution of non-Telefónica Group customers to the company's total revenues continued to increase (36.5% in 2003 compared with 35.4% in 2002), as did diversification in different industries, with the financial services, consumption, and government sectors accounting for a higher proportion of revenues with respect to the previous year.

Atento continues to focus on providing higher value added services, combining these with automation, delocation and regionalization of services as an alternative for increasing margins.

The Atento Group’s operating expenses fell by 16.5% due mainly to the impact of exchange rates and the control of operating costs and overheads, which offset the drop in revenues, giving rise to EBITDA of €66.5 million, up 22.4% on 2002.

At 2003 year-end Atento had a network of over 40 call centers with 25,700 positions, and a total headcount of over 54,000 employees. The revenue per position occupied amounted to €2,292 in 2003, virtually unchanged with respect to 2002.

The events in 2003 included most notably the closure of the center in Japan, the deregulation of the 1003 service in Spain and the major impact of price and collective labor agreement negotiations. Also, BBVA became a stockholder of this business, contributing a significant volume of business.

Media and content

In 2003 the operating revenues of Telefónica de Contenidos amounted to €1,378.5 million, up 28.1% on 2002, and its EBITDA totaled €210.3 million, representing growth of 83.7%. This growth was due to the full consolidation of the Antena 3 Group in the first half of the year (it was accounted for by the equity method in 2002), which gave rise to increases of €309.8 million in revenues and of €51 million in EBITDA.

Due to the situation referred to earlier, 2003 saw the divestment of the holding in the capital stock of Antena 3 and, accordingly, the Telefónica Group no longer has any ownership interest in this company. Also, in 2003 the two satellite television platforms (Canal Satélite Digital and Vía Digital) were integrated, giving rise to the leading operator in the pay television market in Spain under the Digital+ brand name. These two events are discussed in the “Other Relevant Matters” section.

Noteworthy in this line of business was the performance of Endemol, which reported revenues of €913.8 million in 2003, representing growth of 5.2%. EBITDA amounted to €164.6 million, up 8.9% on 2002.

This sound performance was achieved mainly in the more cost-competitive markets, such as the U.K. and the U.S., where Endemol increased its billings. In the U.K., Endemol consolidated its position as the leading independent television producer, and launched numerous successful formats throughout the year, as a result of which it achieved revenue growth of 40% in local currency terms. The year-on-year increase in billings in the U.S. was 50% in local currency terms. The company also consolidated its position in the main European markets and achieved equally significant revenue growth in France (11%) and Italy (13%). Gestmusic Endemol in Spain also contributed to growth in 2003 having diversified its revenue sources.

The Endemol Group is continuing to implement its revenue diversification policy both geographically and in terms of formats. Accordingly, it commenced operations in emerging markets such as Russia, and it is considering alliances in China and Japan. In addition, it is continuing to invest a significant volume of funds in the development of new formats that will make it possible to operate all multiplatform options, such as merchandising, telephone calls, SMS and the marketing of content on the Internet.

Earnings

Consolidated income

When analyzing the year-on-year variations, it should be noted that they are affected by the changes in the scope of consolidation, the most significant of which were as follows: in 2002, the exclusion of Sonda (from September 2002) and Atlanet (from July 2002), which thereafter were accounted for by the equity method and, in 2003, the inclusion of TCO (from May 2003), Antena 3, which was fully consolidated in the first half of the year, OneTravel (from April 1, 2003), Posa (from November 2003) and Leaderline (from December 2003), and the exclusion of Atento Japan, Szena, Fieldy/Líderes and Euroleague.

The decrease in the Group's revenues slowed progressively in 2003, as a result of the improving exchange rate situation, leaving revenues of €28,399.8 million, similar to the figure achieved in 2002. The trend in revenues, combined with the efforts made to contain operating expenses (which fell by 3.8%), made it possible to reverse the trend of 2002 and to generate positive EBITDA growth of 7.5%. EBITDA amounted to €12,602.1 million and, disregarding the adverse impact of exchange rates, revenues and EBITDA would have increased by 6.5% and 13.5%, respectively.

Operating income increased by 25.8% due to the aforementioned rise in EBITDA and to the decrease of 6.2% in the depreciation and amortization expense, affected by exchange rates and by the containment of investments in recent years as part of the Group's policy of reducing the volume of assets in order to simplify the Group's production structure and increase the profitability of its businesses.

The losses of associated companies dropped by 59.7%, due mainly to the lower losses of the Lycos Group, Vía Digital, Pearson, IPSE 2000 and Médi Télécom.

The financial loss fell by 52.3% as a result of the appreciation of the Argentine peso and the decrease in indebtedness, which offset the slight increase in the cost thereof.

The goodwill amortization expense decreased by 33.5%, mainly as a result of the write-downs recorded at 2002 year-end at Terra Lycos, Pearson, Iobox and Mediaways.

The extraordinary loss amounted to €1,249.7 million and related mainly to the effect of the labor force reductions at Telefónica de España, which were partially offset by the gain obtained on the sale of Antena 3 TV and the sale of real estate assets under the Efficiency and Real Estate Divestment Plan in progress.

The positive trend in operating and nonoperating earnings enabled the Group to report net income of €2,203.6 million in 2003, as compared with the loss of €5,576.8 million incurred in 2002, when extraordinary provisions were recorded in relation to the write-down of assets and the provision for the restructuring expenses relating to the business of Telefónica Móviles in Europe (UMTS).

Revenues

Operating revenues amounted to €29,219.8 million in 2003, representing a slight decrease of 0.1% from 2002.

By item, operating revenues, which accounted for more than 97% of the total and amounted to €28,399.8 million, remained practically unchanged with respect to 2002, as did capitalized in-house work on fixed assets. The other operating revenues, although marginal, dropped by 2.9%.

The greatest contributions to consolidated operating revenues were made by the Telefónica de España Group (33%), the Wireless Business (31%) and Telefónica Latinoamerica (22%).

The operating revenues of the Parent Company Telefónica de España totaled €9,798.0 million in 2003, down 0.3% on 2002, due to the performance of the voice traffic market, which decreased by an estimated 4.9% with respect to 2002, and to the lower market share, which were partially offset by the strong growth in the ADSL market. Including the Parent Company's subsidiaries, operating revenues amounted to €10,217.4 million, a year-on-year fall of 0.5%.

The operating revenues of the Wireless Business amounted to €10,428.3 million in 2003, representing growth of 10.4% with respect to the preceding year. Spain and Latin America contributed 72% and 28%, respectively, of this amount. Disregarding the exchange rate effect and the impact of the acquisition of TCO (from May 1, 2003), revenues would have increased by 14.2%. This revenue growth was due to the increase in the customer base and to the higher service revenues. Operating revenues in Spain rose by 10.7%, fostered by the 6.8% increase in the number of customers and the 3.7% rise in the average monthly revenue per user (ARPU).

The operating revenues of Telefónica Latinoamérica totaled €6,377.1 million in 2003, down 8.3% from 2002. This decrease was partly attributable to exchange rates since, disregarding this effect, revenues would have increased by around 8.4%. Telesp made the largest contribution to total revenues (54%), as a result of the expansion of the new businesses and of the rate increase, with 12.3 million lines in service (year-on-year variation of -1.7%). Telefónica de Argentina, despite not having received authorization to increase its rates, reported higher revenues due to the improvement of its operating variables, following the upturn of the economy in Argentina, and ended the year with 4.2 million lines in service (year-on-year variation of -0.3%). The Chilean wireline telephony operator ended the year with a drop in revenues and 2.4 million lines in service, and the retirement of lines with bad debt problems continued. The revenues of the Peruvian operator rose slightly, with an 8.5% increase in lines in service following the launch of the new rate plans to almost 2 million lines.

Expenses

Operating expenses, including procurements, outside services, personnel expenses and taxes other than income tax, amounted to €16,136.9 million in 2003, a year-on-year decrease of 3.8%. This decrease was principally due to exchange rate trends. Disregarding this effect, expenses would have risen by 2.9%.

This increase was mainly attributable to the Wireless Business as a result of the significant commercial drive, to Telefónica Latinoamérica, to TPI due to the launch of the 11888 platform in Spain and to Telefónica de Contenidos, as a result of the change in the method used to consolidate Antena 3 TV.

In the case of Telefónica de España procurement expenses decreased as a result of the reduction in prices for interconnections with wireless operators and the lower expenses incurred in the purchase of equipment for sale. Noteworthy among the Latin American wireline operators, disregarding the exchange rate effect, was the case of Telesp, whose interconnection expenses increased as a result of the interconnection rate increase approved by Anatel in February and of the increase in traffic derived from the commencement in August of the operation of the PMS (Personal Mobile Service) service, whereby the wireline operators can act as carriers for long-distance mobile-to-mobile calls. Expenses increased in the Wireless business as a result of the changes in the scope of consolidation and of the growth in commercial activity, particularly in Spain, Brazil, Mexico and Argentina.

Outside service expenses increased at Telefónica Móviles with respect to 2002, in line with the greater commercial activity both in Spain and at the Latin-American operators and with the change in the scope of consolidation. The increase in these expenses at the Latin American operators was due mainly to the greater commercial activity associated with the expansion of ADSL services and, to a lesser extent, to the renegotiation of the contracts indexed to inflation. Noteworthy at Telefónica de España was the increase in rent expenses caused by the real estate divestment process.

The Group's personnel expenses decreased by 3.2% with respect to 2002. As of December 31, 2003, the Telefónica Group's headcount was 148,288 employees, 3% below that of the preceding year, and the companies with most employees were Atento, Telefónica de España and Telefónica Latinoamérica. In 2003 there were various labor force restructuring and reduction processes which affected mainly Telefónica de España (as a result of the Labor Force Reduction Plan), Telefónica Latinoamérica (particularly at Telesp and TASA), the Wireless Telephony Business (the decrease in the labor force in Mexico and Argentina) and Telefónica de Contenidos due to the reduction in the headcount of Endemol.

Noteworthy in connection with the other operating expenses was the significant decrease in the period provision for bad debts in 2003 as a result of the greater control exercised over delinquency in Spain and Latin America. At Telefónica de España the decrease was due to the good results yielded by the control measures applied mainly in the Public Telephony market, and in Latin America it was due to the improved quality of the customer base and the measures implemented to reduce the bad debt ratio.

EBITDA and operating income

In 2003 EBITDA amounted to €12,602.1 million, an increase of 7.5%, as compared with the drop of 8.4% in the previous year, although growth was hindered by the exchange rate effect. Disregarding this effect, EBITDA would have increased by 13.5%, with across-the-board growth in all lines of business.

The EBITDA margin was 44.4% in 2003, 3.1 percentage points higher than in 2002, with an across-the-board improvement in all lines of business.

The Group’s consolidated operating income, which stood at €6,327.9 million in 2003, was 25.8% higher than in 2002. This increase is higher than that in EBITDA due to the decrease in the depreciation and amortization expense, which fell by 6.2%, due mainly to the containment of investments and the trend in exchange rates.

Investment activity

In 2003 the Telefónica Group recorded intangible asset and property, plant and equipment additions of €3,705.8 million, 5.6% less than in 2002. This decrease was due mainly to the continuation of the investment rationalization and optimization drive.

The wireless telephony business was the only area to increase its investments in 2003, in this case to cater for the deployment of the GSM networks in Mexico and Chile.

In 2003 Telefónica de España continued to refocus its investments on shifting the Company towards broadband and new businesses without overlooking the needs of the traditional business. The investment in broadband accounted for 20% of the total.

The investments made by Telefónica Latinoamérica fell, due mainly to the reduction at Telesp as a result of the lower investment in traditional services, whereas the investments in broadband and systems increased. It should be noted that TASA and Telefónica del Perú increased their expenditure, despite the depreciation of the related currencies, due to the suspension of projects in 2002 as a result of the economic and regulatory uncertainty in their respective countries and, in the case of Telefónica del Perú, of the increased investment derived from the launch of new rate plans. Telefónica Latinoamérica's investments in broadband services now represent 21.9% of the total.

Investments in property, plant and equipment totaled €2,898.3 million in 2003, up 2.8% from 2002, whereas those in intangible assets totaled €806.5 million in 2003, a drop of 27.1% with respect to 2002.

Long-term investments increased by 98.6% to €1,979.39 million, due largely to the effect of the tender offer for Terra shares launched during the year.

R&D and technological innovation

In 2003 the Telefónica Group continued to be firmly committed to technological innovation as a key tool with which to achieve a sustainable competitive edge, such as preempting market trends and differentiating its products, through the introduction of new technologies, with the development of both new products and business processes with a view to becoming a more effective, efficient and customer oriented Group.

In 2003 Telefónica invested more than €1,900 million in technological innovation. Although this constitutes an additional effort in view of the investment reduction process in progress, each year Telefónica is increasing the percentage of investments targeted at new businesses. The percentage increased from 34% in 2002 to over 40% in 2003.

This innovation drive makes it possible to offer the Group's customers the technological solutions that are most suited to their needs.

However, as regards the means of obtaining innovative solutions, Telefónica also considers that achieving the differentiation of its products with respect to its competitors and a better market positioning cannot be based solely on acquired technology. It is necessary to foster research and development activities to guarantee this differentiation and to drive forward other innovation activities.

Most of the R&D activities are undertaken by Telefónica Investigación y Desarrollo, a wholly-owned investee of Telefónica, which works principally for the Group's lines of business. In performing its functions, it receives the assistance of other companies and universities.

In general, in the last ten years Telefónica has carried out the most important corporate technological innovation work to have been performed in Spain and Latin America.

In 2003 the Telefónica Group undertook technological innovation projects focusing on profitable innovation, process efficiency, the creation of new sources of revenues, customer satisfaction, the consolidation of the new markets and technological leadership. The technological innovation activities have been especially integrated in Telefónica's strategy to create value through broadband and IP network communications and services.

Also, projects to promote the Information Society were performed, new services that will use UMTS capacity and new wireless handsets were prepared, and work was performed with a view to identifying as soon as possible the emerging technologies that might have a relevant impact on the businesses, testing them with trials relating to new services, applications and platform prototypes.

In 2003 new systems were developed and the existing systems were substantially improved, the detail being as follows:

- Commercial and operating management systems, aimed at providing innovative solutions for business processes, in order to provide intelligence thereto and to increase the profitability and effectiveness of the procurement, customer service, billings and infrastructure management processes.

- Network and service management systems, aimed at strengthening infrastructures and their quality, using innovative solutions.

Lastly, it should be noted in connection with technological innovation, and in particular with R&D, that in 2003 the Telefónica Group, through Telefónica I+D, implemented measures aimed more at the medium and long term in order to detect, understand, develop and apply, using strategic studies, technological monitoring and experimental development methods, issues, singular matters, opportunities and particularly technologies that will have an effect on the performance of the Group's various lines of business. This includes extensive participation in European projects promoted and financed mainly by the EU.

Financial earnings

Net financial expenses totaled €1,060.7 million in 2003, including a gain of €134.4 million due to the appreciation of the Argentine peso. Without this effect, financial earnings for 2003 amounted to €1,195.1 million, 29.4% down on the comparable figures for 2002 (€1,692.8 million). Of this percentage, 15.8 percentage points were due to the gain of €267.5 million obtained from the repayment of debt denominated in U.S. dollars and, accordingly, disregarding this positive amount, the financial expenses for 2003 would have amounted to €1,462.6 million, down 13.6% from the aforementioned comparable figure for 2002.

The free cash flow generated by the Telefónica Group in 2003 amounted to €6,312.4 million, of which €1,233.3 million were used for the payment of dividends by Telefónica S.A., €1,715.9 million were earmarked for financial investments (net of real estate divestments) and €818.3 million were used to settle commitments acquired by the Group, derived mainly from the labor force reduction plans. Consequently, the free cash flow after dividends, i.e. the amount available for reducing the net financial debt, amounted to €2,544.9 million.

Financing

The Telefónica Group’s net debt decreased by €3,297.8 million from €22,533.1 million at 2002 year-end to €19,235.3 million at the end of 2003. This reduction was largely attributable to the aforementioned free cash flow after dividends of €2,544.9 million. Also, of the total reduction in net debt in the period, €859.4 million was due to the effect of exchange rates on debt not denominated in euros, largely as a result of the appreciation of the euro against the U.S. dollar, partially offset by the increase of €106.4 million in debt as a result of changes in the scope of consolidation and other effects on financial accounts.

The principal financing transactions in 2003 were as follows:

On February 3, 2003, Telefónica Europe B.V. issued notes under the documentation of the EMTN program underwritten by Telefónica S.A., for a total face value of €100 million, maturing two years from the issue date. The notes were issued under the FRN format and bear floating interest tied to EONIA with a spread of 0.47%.

On February 14, 2003, Telefónica Europe B.V. issued notes under its EMTN program underwritten by Telefónica S.A. in two tranches: (i) for a face value of €1,500 million, maturing at ten years from the issue date, and with a fixed-rate coupon of 5.125%; and (ii) for a face value of €500 million, maturing at 30 years from the issue date, and with a fixed-rate coupon of 5.875%. Telefónica Europe B.V. applied for the admission to listing on these Notes on the London Stock Exchange.

At the beginning of August 2003 Telefónica de Argentina, S.A. (TASA) announced the issuance of new marketable debentures relating to its recently concluded tenders for the exchange of two classes of marketable debentures between TASA (the so-called “Marketable Debentures at 11.875% Maturing in 2004” and the “Marketable Debentures at 9.125% Maturing in 2008”) for two new classes of marketable debentures of TASA plus a cash payment, and the related offers to exchange two types of marketable debentures issued by the parent company of TASA, i.e. Compañía Internacional de Telecomunicaciones, S.A., Cointel (the so-called “Class A Marketable Debentures at 8.85% Maturing in 2004” and the “Class B Marketable Debentures of Cointel at 10.375% Maturing in 2004”) for two new classes of TASA marketable debentures plus a cash payment.

The main features of the four new marketable debenture issues issued in relation to the exchange transactions concluded are as follows:

- Marketable debenture issue amounting to US$ 189.70 million at 11.875% maturing on November 1, 2007.

- Marketable debenture issue amounting to US$ 220.00 million at 9.125% maturing on November 7, 2010.

- Marketable debenture issue amounting to US$ 148.14 million at 8.85% maturing on August 1, 2011.

- Marketable debenture issue amounting to 0.22 million pesos at 10.375% maturing on August 1, 2011.

Also, in October 2003 Telefónica Europe B.V. launched two floating-rate issues under the documentation of its EMTN program underwritten by Telefónica S.A., each for a total face value of €100 million and with the following characteristics: (i) maturity of a total face value of €100 million on October 17, 2005, at a rate tied to EONIA plus a spread of 0.23%; and (ii) maturity on October 27, 2005, at an interest rate tied to three-month Euribor plus a spread of 0.14%.

In November Telefónica Europe B.V. launched two floating-rate notes issues under its EMTN program underwritten by Telefónica S.A. with the following characteristics: (i) issue date November 5, 2003, and maturing on May 5, 2005, for a total face value of €50 million and bearing interest tied to EONIA plus a spread of 0.17%; and (ii) issue date November 27, 2003, maturing three years after the issue date and bearing interest tied to three-month Euribor plus a spread of 0.18%. The total face value of this issue was €100 million.

Telefónica Europe B.V. issued notes under its EMTN program underwritten by Telefónica S.A. on December 11, 2003, the total face value of which is €200 million. These notes mature three years from the issue date and bear floating interest tied to three-month Euribor plus a spread of 0.18%.

As regards commercial paper, in 2003 Telefónica Europe continued to make issues under its ECP (Euro Commercial Paper) program underwritten by Telefónica S.A. As of December 31, 2003, the final balance of outstanding commercial paper totaled €595.38 million (at the initial issue price).

Rating agencies

The credit ratings assigned by the main rating agencies to Telefónica long-term debt are as follows: A3, with a stable outlook from Moody's (since December 2, 2002); A, with a stable outlook (since February 5, 2002) from Standard & Poor's; and, lastly, A with a stable outlook (since August 9, 2002) from Fitch Ibca.

As a result of the announcement of the resolution of the Board of Directors of Telefónica in July 2003 in relation to the stockholder remuneration policy, the rating agencies Moody's, Standard & Poor's and Fitch Ibca ratified on July 23 and 24 and August 1, 2003, respectively, the aforementioned long-term debt ratings.

Events subsequent to December 31, 2003

There were no significant events worthy of mention at the Telefónica Group in the period from December 31, 2003, through the date of preparation of the consolidated financial statements.

Treasury stock

At the beginning of 2003 Telefónica held treasury stock representing 1.88516% of capital stock, i.e. 91,631,076 shares with a book value of €11.65 each, giving a total of €1,067.94 million and a par value of €91.63 million.

In 2003 the Company acquired for consideration 50,792,028 shares of treasury stock (representing 1.0249% of capital stock and with a par value of €50.79 million) at an average price of €9.67 per share, and 3,918,983 shares were assigned to it in the capital increases at no cost to the stockholders. Also, 101,140,640 shares (with a par value of €101.14 million) were used to retire a portion of the capital stock pursuant to a resolution adopted by the Stockholders' Meeting on April 11, 2003, and 6,000,000 shares (representing 0.0012% of the capital stock and with a par value of €6.00 million) were sold at an average selling price of €9.63 per share, for a gain of €7.12 million.

Lastly, as a result of the completion in 2003 of the acquisition of the holding in Telefónica Holding Argentina, S.A., in the related settlement the Company received an amount equal to 1,331,422 shares of treasury stock (with a par value of €1.33 million), giving rise to an extraordinary revenue of €12.63 million.

As a result of these transactions, 40,532,869 shares (0.81787% of capital stock) of treasury stock were held at 2003 year-end, acquired at an average price of €10.39, giving a total of €421.26 million and a par value of €40.53 million. As indicated in Note 4-i, pursuant to current accounting legislation, these shares of treasury stock were valued at their underlying book value and, consequently, a provision of €287.80 million was recorded.

Telefónica, S.A.
ANNEX III:
REGULATIONS OF THE GENERAL SHAREHOLDERS’ MEETING OF “TELEFÓNICA, S.A.”

PROPOSED

REGULATIONS OF THE GENERAL SHAREHOLDERS’ MEETING OF “TELEFÓNICA, S.A.”

31st March 2004
PREAMBLE

These Regulations of the General Shareholders’ Meeting of "Telefónica, S.A." aim, within the framework of the laws in force, to reinforce its transparency as a listed stock company, as well as to gather and organise the different aspects of calling, organisation and development of the General Shareholders’ Meeting in a single text, to provide the shareholder a framework to guarantee and facilitate exercise of their rights in relation to the governing body of the Company, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting, ensuring the maximum diffusion of the calling and proposals of resolutions that are submitted to the General Shareholders’ Meeting, all in order to ensure maximum transparency and efficiency in forming the will and decision making by the Meeting.

Thus, "Telefónica, S.A." has implemented an essential component to the modern structure of corporate governance of major listed companies, notwithstanding the adaptations or reforms of those Regulations when eventual changes to the by-laws require this, or experience of their application makes it advisable, and in any case the ultimate decision on any amendment to the Regulations lies with the actual General Shareholders’ Meeting.

I N D E X

TITLE I. INTRODUCTION

• Article 1. Object and purpose
• Article 2. Currency, interpretation and modification
• Article 3. Publication and registration

TITLE II. NATURE, COMPETENCE AND TYPES OF GENERAL MEETING

• Article 4. Nature of the General Meeting
• Article 5. Competence of the General Meeting
• Article 6. Types of General Meetings

TITLE III. CALLING AND PREPARATION OF THE GENERAL MEETING

• Article 7. Power and obligation to call
• Article 8. Publication and announcement of the calling
• Article 9. Information available for shareholders from publication of announcement of the calling
• Article 10. Right to information
• Article 11. Suggestions made by the shareholders

TITLE IV. ORGANISATION AND CONSTITUTION OF THE GENERAL MEETING

• Article 12. Right to attend
• Article 13. Delegation and representation
• Article 14. Organisation of the General Meeting
• Article 15. Drawing up the Roll of Attendance
• Article 16. Constitution of the General Meeting
• Article 17. Board presiding the General Meeting. Chairman and Secretary of the General Meeting

TITLE V. PROCEEDINGS OF THE GENERAL MEETING

• Article 18. Commencement of the meeting
• Article 19. Interventions
• Article 20. Powers of the Chairman to moderate and organise the General Meeting
• Article 21. Voting on the proposed resolutions
• Article 22. Passing resolutions and announcing the results
• Article 23. Conclusion of the General Meeting

TITLE VI. EXTENSION AND SUSPENSION OF THE GENERAL MEETING

• Article 24. Extension
• Article 25. Suspension

TITLE VII. MINUTES OF THE GENERAL MEETING AND ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY IT

• Article 26. Minutes of the General Meeting
• Article 27. Announcement of the resolutions

* * *

TITLE I. INTRODUCTION

Article 1. Object and purpose.

The object of these Regulations is to establish the principles of organisation and operation of the General Shareholders’ Meeting of “Telefónica, S.A.” (hereinafter the Company), in order to enable the shareholders to exercise their relevant rights, all pursuant to the terms of the Act and the Articles of Association.

Article 2. Currency, interpretation and modification.

1. These Regulations shall be applicable to the General Meetings of Shareholders of the Company that are called after its date of approval.

2. The Regulations will be interpreted according to the legal and statutory regulations that are applicable and fundamentally according to their spirit and purpose.

3. The Board of Directors may propose that the General Shareholders’ Meeting amend these Regulations when, it its opinion, it is considered convenient or necessary. The proposal for amendment must be accompanied by a report to justify it.

Article 3. Publication and registration.

1. These Regulations, as well as their later amendments, shall be subject to notification to the National Stock Exchange Committee and later registration at the Business Registry of Madrid.

2. The current text of these Regulations will be available to the shareholders at the Company registered office and on its web page (www.telefonica.es).

TITLE II. NATURE, COMPETENCE AND TYPES OF GENERAL MEETING

Article 4. Nature of the General Meeting.

The General Shareholders’ Meeting is the supreme deciding body of the Company, through which it expresses the corporate will and articulates the right of the shareholders to intervene in decision making by the Company, in the matters of its competence.

Article 5. Competence of the General Meeting.

The General Shareholders’ Meeting shall have the competence to deliberate and pass resolutions on all the matters that the corporate regulations and Articles of Association reserve for its decision and, in general, on all matters within its legal scope of competence that are submitted to it, at the instance of the Board of Directors and the actual shareholders, and in the manner foreseen by law and in the Articles of Association.

Article 6. Types of General Meetings.

1. The General Shareholders’ Meeting may be ordinary or extraordinary.

2. The Ordinary General Shareholders’ Meeting, previously called to that end, must meet within the first six months of each financial year to examine the company management, to approve, if appropriate, the accounts of the previous financial year and to resolve on application of the results. It may also pass resolutions on any other matter within the remit of the General Shareholders’ Meeting, as long as this is on the agenda and the Meeting has been constituted with the capital attendance required by the Act or the Company Articles of Association.

3. All Meetings not foreseen in the preceding paragraph shall be considered extraordinary.

TITLE III. CALLING AND PREPARATION OF THE GENERAL MEETING

Article 7. Power and obligation to call.

1. The General Shareholders’ Meeting must be formally called by the Board of Directors of the Company, or by its Executive Committee, notwithstanding express delegation to that end that those bodies may make in favour of any of its members.

2. The Board of Directors, or the Executive Committee, may convene the General Shareholders’ Meeting whenever it considers convenient or appropriate to the corporate interests and shall be obliged, in all cases, to call the Ordinary General Shareholders’ Meeting within the first six months of each financial year, and to call the Extraordinary General Shareholders’ Meeting whenever it is requested in writing by shareholders who own at least five per cent of the share capital, stating the matters to be discussed in their application. In that case, the calling of the General Shareholders’ Meeting shall be made for it to be held within thirty days following the date on which notarial requirement to convene is received, and the agenda must include at least the matters that were the object of the application.

Article 8. Publication and announcement of the calling.

1. The General Shareholders’ Meeting must be called by announcement in the Official Journal of the Business Registry and in at least one of the major newspapers published in the province where the Company registered office is located, with the legally established minimum notice before the date set for it to be held.

The calling of the General Meeting shall also be reported to the National Stock Exchange Committee and the Governing Bodies of the relevant markets.

Likewise, calling of the General Meeting shall be announced on the Company web page. 2. The announcements of calling must contain all the mentions required by the Act according to the cases and, in any case, shall state the place, day and time of the meeting at first calling and all the matters to be discussed at the Meeting (agenda). It may also state the place, day and time for the second session of the Meeting to convene, if appropriate.

Article 9. Information available for shareholders from publication of announcement of the calling.
1. As of the date of publication of the announcement calling the General Shareholders’ Meeting, the Company shall provide the shareholders the documents and information that must be provided to them by legal requirement or according to the Articles of Association, in relation to the different points on the agenda, and those documents and information shall be included on the Company web page as of that date. Notwithstanding this, the shareholders may obtain the documents and information, immediately and free of charge, at the Company registered office, as well as requesting it to send or deliver them free of charge, in the cases and on the terms legally established.
2. Likewise, as of the date of publication of the announcement calling the General Shareholders’ Meeting, and in order to facilitate attendance at the General Meeting by shareholders, in addition to the documents and information required by law, the Company shall place all matters the Company considers convenient to the said ends on its web page, and for merely illustrative purposes, the following:
a) The text of all the proposals of resolutions that are to be submitted to the General Meeting and which have been approved at that time by the Board of Directors, notwithstanding them being amended by that body up to the date of the Meeting, when legally possible.
b) Information on the place where the General Meeting is to be held, describing, when appropriate, the means of access to the hall.
c) Procedure to obtain attendance cards or certificate issued by the entities legally authorised to do so.
d) Means and procedures to grant representation at the General Meeting.
e) If established, means and procedures to vote by mail.
f) Any other aspects of interest to monitor the meeting, such as the existence, or not, of means of simultaneous translation, foreseeable conference call of the General Meeting or information in other languages.
This information may be subject to changes at any time, in which case the relevant amendments or clarifications will be published on the Company web page.

3. The Company shall deliver the information and documentation referred to in section 1 and paragraph a) of section 2 above of this article to the National Stock Exchange Committee and other Governing Bodies of the appropriate Markets; it shall also provide that information and documentation to the depositary entity or entities of the programmes through which the Company is listed on certain foreign Markets.
Article 10. Right to information.

1. From the moment when the announcement convening the General Shareholders’ Meeting is published, and until the seventh day before that foreseen to hold it at first calling, any shareholder may apply in writing to the Board of Directors to the Company for the information or clarifications he may consider necessary, or pose the questions deemed appropriate in writing, on the matters included in the Agenda of the Meeting published when its calling was announced, or concerning the information available to the public that the Company has provided the National Stock Exchange Committee since holding the immediately previous General Shareholders’ Meeting.

The Board of Directors shall be obliged to provide the information or clarifications requested in writing, up to the day the General Meeting is held, as well as to reply in writing to the questions raised. The replies to the questions and requests for information submitted shall be sent through the Secretary to the Board of Directors by any of its members, or by any person expressly empowered by the Board of Directors for that purpose.

2. While the General Shareholders’ Meeting is being held, the shareholders of the Company may verbally request the information or clarification they consider convenient concerning the matters included in the agenda and, if it is not possible to satisfy the shareholder’s right at that moment, the Directors shall be obliged to provide that information in writing within seven days of conclusion of the Meeting.

3. The Directors shall be obliged to provide the information requested under the preceding two sections, except in cases in which, in the opinion of the Chairman, publicity of the information requested may be damaging to corporate interests.

Information shall not be refused when the application is backed by shareholders representing at least one quarter of the share capital.

Article 11. Suggestions made by the shareholders.

Notwithstanding the right of the shareholders, in the cases and on the terms legally foreseen, for inclusion of certain matters on the Agenda of the Meeting they have applied to have called, the shareholders may at all times and following accreditation of their identity as such, through the Shareholder’s Office, make suggestions related to the organisation, operation and competences of the General Meeting.

TITLE IV. ORGANISATION AND CONSTITUTION OF
THE GENERAL MEETING

Article 12. Right to attend.

1. The General Shareholders’ Meeting may be held by shareholders who own at least a number of shares requiring a minimum face value of 300 euros, as long as these are registered in their name on the relevant register of annotations to account five days prior to the date on which it is held, and they accredit by means of the relevant attendance card or nominative certificate issued by any of the entities participating in the body that manages that accounting register, or directly by the Company itself, or in any other manner admitted under current law. That card or certificate may be used by the shareholders as a document to grant representation for the Meeting concerned.

2. Shareholders who are not holders of the minimum number of shares required to attend may at all times delegate their representation, as indicated in the following article, upon a shareholder who is entitled to attend the Meeting, as well as form groups with other shareholders in the same situation, till they gather the necessary shares, and representation must be granted to one of them. The grouping must be carried out specifically for each Meeting and be recorded by any written means.

3. The Chairman may authorise attendance by any person deemed appropriate, although the Meeting may revoke that authorisation.

Article 13. Delegation and representation.

1. All shareholders who are entitled to attend the General Shareholders’ Meeting May be represented at it by another person, even if not a shareholder. The representation must be granted specifically for each Meeting, either using the delegation formula printed on the attendance card, or in any other legally permitted way, except for what is set forth in article 108 of the Stock Company Act for cases of family representation and granting of general powers.

The documents recording delegation or representation at the General Shareholders’ Meeting shall state the instructions concerning the sense of the vote, it being understood that, if no specific instructions are given, the representative will vote in favour of the resolution proposals put forward by the Board of Directors on the matters on the agenda.

If there are no voting instructions because the General Shareholders’ Meeting is to resolve on matters that are not on the agenda and thus unknown on the date of the delegation, that may be submitted to ballot at the Meeting, the representative must cast the vote in the sense he deems most appropriate, according to the interest of the Company and party represented. The same shall apply when the relevant proposal or proposals submitted for decision by the Meeting are not formulated by the Board of Directors.

If the document of representation or delegation does not state the specific person or persons the shareholder grants representation to, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or whoever may stand in for him to chair the General Meeting, or, indistinctly, in favour of the person appointed by the Board of Directors and notified in advance in the official announcement of the calling.
In cases in which a public request for representation is formulated, the Director who obtains it shall have the voting restriction applied to him that is established in article 114 of the Stock Market Act for cases of conflicts of interest.

The representation may always be revoked. Personal attendance at the General Meeting by the party represented shall be considered revocation.

2. Individual shareholders who do not have full capacity to act and corporate shareholders shall be represented by those who, by law, exercise their representation, duly accredited.

3. In any event, in cases of voluntary representation as well as those of legal representation, no more than one representative may be had at the Meeting.

4. The Chairman of the General Shareholders’ Meeting, or by his delegation, the Secretary to same, shall resolve all doubts arising concerning the validity and effectiveness of the documents accrediting the right of any shareholder to attend the General Shareholders’ Meeting individually or by grouping shares with other shareholders, as well as delegation or representation in favour of another person, ensuring that only documents that fail to meet the minimum essential requisites are considered invalid or ineffective, as long as those defects have not been corrected.

Article 14. Organisation of the General Meeting.

1. The General Shareholders’ Meeting shall meet at the place stated in the calling, within the area where the Company has its registered office, on the day and at the time also stated in the calling.

2. In order to ensure correct exercise of the right to attend the General Shareholders’ Meeting, as well as to guarantee the safety of those attending and due proceedings of the General Meeting, the access control system and surveillance and protection systems the Board of Directors considers adequate shall be established.

3. The sessions of the General Shareholders’ Meeting may be held in one hall or several adjoining halls, or ones that are not adjoining, but located within the same building complex or compound, as long as the Board of Directors considers there are justified reasons for this. In such case, the audiovisual means shall be provided to allow interactivity and intercommunication between the halls in real time.

4. In order to encourage the widest diffusion of the proceedings of the General Shareholders’ Meeting and the resolutions passed by it, access to the place where the Meeting is held may be provided for representatives of the media, as well as financial analysts and other duly accredited experts. To that same end, the Chairman of the Meeting may allow total or partial broadcasting or audiovisual recording of the General Meeting.

5. On entry to the premises where the General Shareholders’ Meeting is held, the attendees shall be provided the full text of the proposed resolutions to be submitted for approval by the General Meeting, with the exception, as appropriate, of proposals that have been put forward immediately prior to the Meeting being held, that it has not been possible to deliver. The shareholders shall be informed of the latter during the Meeting and, in all cases, before the shareholders’ turn to speak.
6. No photographic, video, recording or similar devices may be used in the hall or halls where the General Shareholders’ Meeting is held, except to the extent allowed by the Chairman. Control mechanisms shall be set up at the place of access to the hall or halls to ensure fulfilment of that provision.

Article 15. Drawing up the Roll of Attendance.

1. In order to proceed to prepare the Roll of Attendance, admission of the delegations shall take place enough time in advance on the day set in the calling to hold the General Shareholders’ Meeting, so the shareholders, or those who validly represent them, may deliver or send their respective delegations to the registered office of the Company and, if appropriate, the documents that accredit their representation, all notwithstanding the relevant control at the place and on the date foreseen to hold the General Meeting.

2. Likewise, at the place and on the date foreseen to hold the General Shareholders’ Meeting, from the moment when the access doors are opened to the place where the Meeting is held, the shareholders attending the Meeting personally, or those validly representing them at it, must deliver their respective attendance cards and delegations to the staff in charge of registering shareholders, exhibiting the documents to accredit their identity and, if appropriate, representation and groups of shares.

3. The register of shareholders present and represented at the General Shareholders’ Meeting may be taken by manual methods, or using optic reader systems or other technical means considered adequate.

4. In order that the General Shareholders’ Meeting may begin at the time foreseen in the calling, the attendance card and delegation registration process shall end minutes before the time foreseen to begin the General Shareholders’ Meeting; and, once that process has concluded and the existence of sufficient quorum to validly constitute the Meeting at first or second calling, as appropriate, has been verified, the Board presiding the General Meeting shall be formed and it may commence.

5. Once the General Shareholders’ Meeting is validly constituted, and in order to complete recording of the Roll of Attendance, the attendance cards or delegations presented after constitution of the Board presiding and commencement of the session must be admitted, as long as these are presented before the shareholders’ turn to speak begins.

The shareholders duly accredited, or their representatives, who have not presented their attendance cards before the turn to speak begins, may attend the meeting, but will not be included on the Roll of Attendance and will thus not be considered to have attended the Meeting.

6. Preparation of the Roll of Attendance and resolution of matters arising in relation to it is the remit of the Secretary to the Board, who shall exercise that competence by delegation by the Board presiding the Meeting, which may appoint two or more teller shareholders to aid the Secretary to draw up the Roll of Attendance.

At the end of the Roll of Attendance, the number of shareholders present or represented shall be determined, as well as the amount of capital they hold, specifying that of shareholders with voting rights.
7. The Roll of Attendance shall be included on magnetic media, that shall be kept in an envelope or sealed container, the cover of which shall bear the relevant identification proceedings signed by the Secretary to the General Shareholders’ Meeting with the approval of the Chairman of same. The Minutes of the Meeting shall record the inclusion of the Roll of Attendance on computer media.

Article 16. Constitution of the General Meeting.

1. The ordinary or extraordinary General Shareholders’ Meeting shall be constituted at first or second calling. The legal and statutory quorums to constitute the Meeting shall be required.

If, by the terms of the law or Articles of Association, a minimum percentage of the share capital is required for valid constitution of the ordinary or extraordinary General Shareholders’ Meeting, or to validly pass certain resolutions, and that attendance is not achieved at the second calling according to the Roll of Attendance, the agenda of the General Shareholders’ Meeting shall be limited to the rest of the points on same that do not require that specific minimum attendance of capital for valid constitution of the Meeting or to pass resolutions.

2. Absence of shareholders once the General Shareholders’ Meeting is constituted shall not affect the validity of its constitution.

3. The members of the Board of Directors must attend the General Shareholders’ Meeting, but should they fail to attend, this shall not affect the valid constitution of the Meeting.

Article 17. Board presiding the General Meeting. Chairman and Secretary of the General Meeting.

1. The Board presiding the General Shareholders’ Meeting shall be formed by the Chairman and Secretary to the General Meeting, and by the members of the Board of Directors attending the meeting.

2. The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors and, in his absence, by a Vice-Chairman of the same Board, in the relevant order if there are various, being replaced, in the event of vacancy, absence or illness, by the most senior Director appointed and, in the event of equal seniority, by the elder one. The acting Secretary shall be the Secretary to the Board of Directors and, failing that, a Vice-Secretary, in the relevant if there are various, being replaced, in the event of vacancy, absence or illness, by the least senior Director appointed and, in the event of equal seniority, by the youngest one.
If, once the General Shareholders’ Meeting has commenced, the Chairman or Secretary of same has to leave it for any reason, his duties shall be undertaken by the relevant persons according to what is set forth in the preceding paragraph and the session of the Meeting shall continue.

3. When any circumstance arises due to which the Chairman of the Meeting considers it advisable, even while present at the meeting, he may temporarily entrust moderation of the debate to any member of the Board of Directors he considers fit, or the Secretary to the Meeting, who shall stand in for the Chairman.

4. The Chairman may have any expert he considers appropriate attend the Meeting to assist him.
TITLE V. PROCEEDINGS OF THE GENERAL MEETING

Article 18. Commencement of the meeting.

After having verified the existence of sufficient quorum for valid constitution of the Meeting, and once the Board presiding the General Shareholders’ Meeting is formed, its proceedings shall commence. The Chairman, or by his delegation, the secretary, shall publicise the provisional data concerning the number of shareholders with voting rights present or represented in attendance at the meeting at that moment, the number of shares for one and the other and the percentage of capital they represent.

Then, considering that data, the Chairman shall declare the General Shareholders’ Meeting validly constituted, at first or second calling, as appropriate, and then, if the presence of a Notary Public has been required, he shall take the floor to ask the attendees whether they have any reservations or complaints concerning the data stated and the valid constitution of the Meeting, so it may be duly recorded in the Minutes of same.
If the presence of a Notary Public has not been required, the references to him in this article shall be understood to refer to the Secretary to the General Shareholders’ Meeting.

Article 19. Interventions.

1. Once the session has commenced, the Chairman shall invite the shareholders who wish to speak at the General Shareholders’ Meeting to request information, or to deliver any other statement in relation to the points on the agenda, to make this known, after indicating, by means of their attendance card or relevant certificate, their identifying particulars and the number of shares they own or, if appropriate, represent.

2. Once the Board presiding the Meeting has the list of shareholders who wish to speak, and after the presentation by the Chairman of the Meeting, or the persons he may appoint for that purpose, of the relevant reports and, in any case, before voting on the matters included on the agenda, the Chairman shall grant the floor for the shareholders to speak. The shareholders will speak in the order in which they are called by the Board presiding.

Those speaking who so wish, may request that the full written text of their intervention be included in the Minutes of the Meeting, to which end they must deliver it to the Notary Public taking the minutes of the meeting at that time, or failing that, the Secretary or personnel aiding one or the other.

3. It is the remit of the Chairman, on the terms established by the Act, to provide the information or clarifications requested, although, when he sees fit due to the matter these concern, he may entrust this to the Chairman of any of the Committees of the Board, a member of the Board presiding, or any director, employee, expert or advisor to the Company. The Chairman may determine, in each case, according to the information or clarifications requested, whether the answer will be given individually or in groups by subjects, and what is set forth in article 10 of these Regulations must be taken into account.

Article 20. Powers of the Chairman to moderate and organise the General Meeting.

1. The Chairman of the General Shareholders’ Meeting has the power to moderate and organise the proceedings of the Meeting, and must direct and maintain the debate within the limits of the agenda and conclude these when he considers each matter has been sufficiently discussed.

2. When performing his duties of moderation and organisation of the General Shareholders’ Meeting, the Chairman, assisted by the Secretary, shall have the following powers, among others:

a) To organise performance of interventions by shareholders on the terms foreseen in these Regulations.
b) To grant the floor to the shareholders who so request, when deemed appropriate, being able to withdraw it when a specific matter is considered to have been sufficiently debated, or when the proceedings of the meeting are hindered, or when the matter is not included on the agenda.
c) To resolve, when considered necessary, extension of the time initially available to the shareholders to speak, or when the high number of interventions requested, or any other circumstance, makes it advisable, to set the maximum length of each intervention, or to limit the time for shareholders to speak when the matter is considered to have been sufficiently debated, respecting the principle of equal treatment of intervening shareholders in all cases.
d) To moderate interventions by the shareholders, being able to require them to clarify matters that have not been sufficiently explained, or that are according to the agenda and within the appropriate rules of politeness when speaking, calling shareholders to order when their interventions are manifestly obstructionist or aimed at hindering the normal proceedings of the Meeting, and being able to take the appropriate measures to guarantee the normal proceedings of the Meeting continue.
e) To announce the result of the voting personally, or through the Secretary.
f) To resolve matters that may arise during the proceedings of the General Shareholders’ Meeting concerning interpretation and application of the rules established in these Regulations.
g) In general, to exercise the powers, even of order and discipline, that are convenient for appropriate proceedings of the meeting.

Article 21. Voting on the proposed resolutions.

1. On conclusion, when appropriate, of the interventions by shareholders, and when the answers are provided as foreseen in these Regulations, voting on the relevant proposals of resolutions shall take place.

The voting process on each one of the proposed resolutions shall take place following the agenda foreseen in the calling and, if proposals are made on matters on which the Meeting may resolve without them being included on the agenda, these shall be submitted to voting after the relevant proposals on the agenda called, except if the Chairman decides otherwise.

2. Following complete or summarised reading by the Secretary, that may be waived when the text of the relevant proposal for resolution on the point of the agenda concern has been distributed among the shareholders at the beginning of the General Shareholders’ Meeting, voting shall proceed firstly on the proposals of resolutions made in each case by the Board of Directors, and then, if appropriate, voting on those made by other proposers, following the order set for that purpose by the Chairman.
In all cases, when a proposal of resolution is approved, all others on the same matter that are incompatible with it shall automatically be withdrawn and thus not be submitted to voting, which shall be stated by the Chairman of the Meeting, or by the Secretary on delegation by the former.

3. The following telling system will be used to vote on the proposals of resolutions:
a) In the case of voting on proposals of resolutions related to matters on the agenda, all shares attending the meeting, present or represented, according to the Roll of Attendance shall be considered votes in favour of the proposal submitted for voting, minus the votes of shares whose holders or representatives inform the tellers and other assistants of the Board presiding, or Notary Public if appropriate, by written communication or personal statement, of their vote against, in blank or their abstention.
b) In the case of voting on proposals of resolutions concerning matters not included on the agenda, all shares attending the meeting, present or represented, according to the Roll of Attendance shall be considered votes against the proposal submitted for voting, minus the votes of shares whose holders or representatives inform the tellers and other assistants of the Board presiding, or Notary Public if appropriate, by written communication or personal statement, of their vote for, in blank or their abstention.
b) For the purposes provided in paragraphs a) and b) above, for each one of the resolutions submitted for voting, the shares considered concurrent, present and represented at the meeting shall be all those recorded on the Roll of Attendance, minus the shares that, according to the laws in force, and according to the proposal for resolution submitted to voting, may not exercise the relevant voting right.
Whatever the system used to calculate the votes, checking by the Board presiding the Meeting or, exceptionally, in the case of that Board not having been formed, by the Secretary to the Meeting, of the existence of a sufficient number of votes in favour to attain the majority required in each case, will allow the Chairman to declare the relevant proposal of resolution to be approved.

4. According to the provisions of the Articles of Association, shareholders may delegate or exercise their right to vote on the relevant proposals of the agenda items by postal correspondence, electronic mail, or any other means of remote communication, as long as in such cases the Company has established accredited procedures to duly guarantee the identity of the individual exercising the right to vote and unequivocally record the identity and status (shareholder or representative) of the voters, of the number of shares which with he is voting and sense of the vote, or if appropriate, abstention.

The procedure or procedures that the Company may establish to such ends shall determine the requisites, terms and conditions to exercise delegation or the right to vote, and must be published in the announcement calling the General Meeting and on the Company web page.

Article 22. Passing resolutions and announcing the results.

1. The resolutions shall be passed by majority, that is, the proposals of resolutions shall be approved when the number of votes in favour of each proposal is greater than the number of votes against it (whatever the number of blank votes and abstentions), notwithstanding the increased voting quorums established in the Act and Articles of Association, and one must also take into account the limitation of the maximum number of votes that may be cast by each shareholder, as foreseen in article 21.2 of the Articles of Association.

2. When voting has taken place on the proposals on the terms foreseen in these Regulations, the Chairman personally, or through the Secretary, shall proclaim the results, stating whether each one has been approved or rejected.

Article 23. Conclusion of the Meeting.

Following voting on the proposals of resolutions and announcement of their approval or rejection, the General Shareholders’ Meeting shall be concluded and the Chairman shall end the meeting.

TITLE VI. EXTENSION AND SUSPENSION OF THE GENERAL MEETING

Article 24. Extension.

At the proposal of the Chairman of the General Shareholders’ Meeting, or at the request of shareholders representing at least one quarter of the share capital present or represented at the meeting, the General Shareholders’ Meeting may agree to extend the session for one or more consecutive days. If the place where the successive sessions must be other than that of the first day due to organisational reasons, that venue shall be notified, if possible, when the extension is agreed; if not, it shall be notified as soon as determined, in an adequate means of information that shall be set in the resolution on extension.

Whatever the number of its sessions, the Meeting shall be considered a sole event, and sole Minutes shall be taken for all the sessions. Thus, in the successive sessions, it will not be necessary to reiterate fulfilment of the requisites foreseen in the Act, in the Articles of Association, or in these Regulations for its valid constitution.

Only shareholders included on the Roll of Attendance will be entitled to attend and vote at the successive sessions held due to extension of the General Shareholders’ Meeting. The shares held by the shareholders included on that Roll of Attendance who leave, if appropriate, the subsequent sessions, shall not be deducted and shall continue to be telled for the purposes of calculating the majority required to pass resolutions. However, any shareholder who intends to leave the latter sessions may, if he considers it convenient, inform the tellers and other assistants to the Board presiding, or the Notary Public, if appropriate, of that intention and the sense of his vote on the proposals that are recorded on the agenda.

Article 25. Suspension.

1. Exceptionally, if situations arise that substantially affect the proper order of the meeting, or that temporarily prevent its normal proceedings, the Chairman, having consulted the Board presiding the General Meeting, may agree to suspend the session for the time required to re-establish the necessary conditions for it to continue.
In that case, the Chairman, also having consulted the Board presiding, may adopt the measures deemed appropriate to avoid repetition of circumstances that could again alter the proper order and proceedings of the meeting.
2. If, once the session reconvenes, the circumstances that gave rise to temporary suspension persist, the Chairman, having consulted the Board presiding, may propose that the attendees extend the General Shareholders’ Meeting to the following day, as foreseen in the preceding article.

If the extension is not agreed, or it is not possible to agree for any reason, the Chairman of the Meeting, after consulting the Board presiding, may decide to definitively suspend the Meeting, or to continue it, proceeding directly to submit the proposals of resolutions on the agenda made by the Board of Directors or shareholders up to that moment for approval, as long as the following requisites are fulfilled:
a) That any shareholder may have exercised his right to information since calling of the Meeting and the company has provided the relevant information and documentation according to the applicable legal and statutory provisions.
b) That approval of all or some of the proposals on matters on the agenda is of notorious importance to the corporate interest, or that substantial damage may arise due to definitive suspension of the Meeting.
c) That one may reasonably presume that the situation that had caused suspension of the Meeting would repeat itself on the meeting being reconvened.

When, according to the terms foreseen in this section, they proceed directly to voting on the proposals of resolutions, the shareholders present may apply to the Board presiding, or Notary Public if appropriate, or to the Directors in writing, for all information they may consider convenient concerning the matters on the agenda of the Meeting, and the Directors must attend to those requests in writing within seven days of that on which the Meeting ends, notwithstanding the limitations foreseen in article 10.3 of these Regulations.

TITLE VII. MINUTES OF THE GENERAL MEETNIG AND ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY IT

Article 26. Minutes of the Meeting.

1. The deliberations and resolutions by the General Shareholders’ Meeting shall be recorded in the Minutes, that shall record at least all the particulars required by the applicable legal and statutory provisions.

2. The Minutes of the General Meeting may be drafted by its Secretary, being approved by the actual Meeting after it is held and, failing that, within the term of fifteen days, by the Chairman of the Meeting and two Interveners, one on behalf of the majority and the other for the minority, appointed by the Meeting as proposed by its Chairman. The Minutes approved in either of the two ways shall be executive as of the date of its approval. Once the Minutes are approved, they shall be signed by the Secretary to the Meeting with the approval of the Chairman and transcribed in the Minutes Book.

3. The Directors may require the presence of a Notary Public of their choice to take the Minutes of the Meeting, and they shall be obliged to do so in the cases when the applicable by-laws so require.

The Notarial Certificate shall be considered the Minutes of the Meeting and does not require its approval.

Article 27. Announcement of the resolutions.

1. Notwithstanding the means of publicity that may be legally required in each case, the shareholders may view the resolutions passed by the General Shareholders’ Meeting on the Company web page, on which their full text shall be published as soon as possible after the Meeting ends.

2. Resolutions due registration shall be presented for registration at the Business Registry and will be published according to the applicable provisions.

3. The Company shall report the resolutions passed by the General Shareholders’ Meeting to the National Stock Exchange Committee and the Governing Bodies of the relevant Markets, either literally, or by means of a summary of their content, as soon as possible after the Meeting ends.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	April 2nd , 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors